As filed with the Securities and Exchange Commission on November 29, 2010
Registration No. 333-169723

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3
to
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

RigNet, Inc.
(Exact Name of Registrant as Specified in its Charter)

Delaware	4899	76-0677208
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1880 S. Dairy Ashford, Suite 300
Houston, Texas 77077-4760
Telephone: 281-674-0100
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

William D. Sutton
General Counsel
RigNet, Inc.
1880 S. Dairy Ashford, Suite 300
Houston, Texas 77077-4760
Telephone: 281-674-0100
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Brian P. Fenske Fulbright & Jaworski L.L.P. Fulbright Tower 1301 McKinney, Suite 5100 Houston, Texas 77010 (713) 651-5557	Jeffrey D. Karpf Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006 (212) 225-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑	Smaller reporting company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class of	Amount to be	Offering Price per	Aggregate Offering	Registration
Securities to be Registered	Registered(1)	Share	Price	Fee(2)
Common Stock, $0.001 par value per share	5,750,000	$16.00	$92,000,000	$6,560

(1)	Includes shares that the underwriters have the option to purchase to cover over-allotments, if any.

(2)	Calculated pursuant to rule 457(a) under the Securities Act of 1933, as amended.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We and the selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we and the selling stockholders are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated November 29, 2010.

RigNet, Inc.

5,000,000 Shares
Common Stock

This is the initial public offering of RigNet, Inc. We are offering 3,333,334 shares of our common stock. Selling stockholders are offering an additional 1,666,666 shares of our common stock. We will not receive any proceeds from the sale of shares by the selling stockholders. We anticipate that the initial public offering price will be between $14.00 and $16.00 per share. We have applied to have our common stock listed on The NASDAQ Global Market under the symbol “RNET”.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 15.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Initial public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to RigNet, before expenses	$	$
Proceeds to selling stockholders, before expenses	$	$

We have granted the underwriters the right to purchase up to 500,000 additional shares of common stock to cover over-allotments, and our selling stockholders have granted the underwriters the right to purchase up to 250,000 additional shares of common stock to cover over-allotments.

The underwriters expect to deliver the shares against payment in New York, New York on or about          , 2010.

Deutsche Bank Securities	Jefferies & Company

Oppenheimer & Co.	Simmons & Company
International

Prospectus dated          , 2010.

RigNet

always connected.

Offshore
Rigs
ENSCO 8501
Onshore Rigs
Customer Offices
Energy
Maritime
Production

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including our consolidated financial statements and the related notes and the information set forth under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, in each case included elsewhere in this prospectus. Unless otherwise indicated, all information regarding share amounts and prices have been adjusted to reflect the four-to-one reverse stock split which became effective on November 24, 2010.

Overview

We are a leading data network infrastructure provider serving the remote communications needs of the oil and gas industry. Through a controlled and managed Internet Protocol/Multiprotocol Label Switching, or IP/MPLS, global network, we deliver voice, data, video and other value-added services such as real-time management services, under a multi-tenant model. These turnkey solutions simplify the management of communications services, freeing our customers to focus attention on their core drilling and production operations. Our customers use our secure communications and private extranet to manage information flows and execute mission-critical operations primarily in remote areas where conventional telecommunications infrastructure is either unavailable or unreliable. We offer our clients what is often the sole means of communications with their remote operations, including offshore and land-based drilling rigs, offshore production facilities, energy support vessels and support offices. To ensure the maximum reliability demanded by our customers, we deliver our services through our IP/MPLS global network, tuned and optimized for remote communications with satellite endpoints, that serves oil and gas customers in both North America and internationally. As of September 30, 2010, we were operating as the primary provider of remote communications and collaborative applications to over 375 customers in over 800 physical locations in approximately 30 countries on six continents.

The emergence of highly sophisticated processing and visualization systems has allowed oil and gas companies to make decisions based on reliable and secure real-time information carried by our network from anywhere in the world to their home offices. We supply our customers with solutions to enable broadband data, voice and video communications with quality, reliability, security and scalability that is superior to conventional switched transport networks. We do not own satellites or earth stations/teleports and procure bandwidth and equipment from third parties on behalf of our customers on a provider-neutral basis. Key aspects of our services include:

•	managed solutions offered at a per rig, per day subscription rate primarily through customer agreements with terms that typically range from one month to three years, with some customer agreement terms as long as five years;

•	enhanced end-to-end IP/MPLS global network to ensure significantly greater network reliability, faster trouble shooting and service restoration time and quality of service for various forms of data traffic;

•	enhanced end-to-end IP/MPLS network allows new components to be plugged into our network and be immediately available for use (plug-and-play);

•	a network designed to accommodate multiple customer groups resident at a site, including rig owners, drillers, operators, service companies and pay-per-use individuals;

•	value-added services, such as WiFi hotspots, Internet kiosks and video conferencing, benefiting the multiple customer groups resident at a site;

•	proactive network monitoring and management through a network operations center that actively manages network reliability at all times and serves as an in-bound call center for trouble shooting, 24 hours per day, 365 days per year;

•	engineering and design services to determine the appropriate product and service solution for each customer;

•	installation of on-site equipment designed to perform in extreme and harsh environments with minimal maintenance; and

•	maintenance and support through locally-deployed engineering and service support teams and warehoused spare equipment inventories.

Our business operations are divided into three reportable segments: eastern hemisphere, western hemisphere and U.S. land.

Eastern Hemisphere

Our eastern hemisphere segment services are performed out of our Norway, Qatar, United Kingdom and Singapore based offices for customers and rig sites located on the eastern side of the Atlantic Ocean primarily off the coasts of the U.K., Norway and West Africa, around the Indian Ocean in Qatar, Saudi Arabia and India, around the Pacific Ocean near Australia, and within the South China Sea. As of September 30, 2010, this segment was serving approximately 138 jackup, semi-submersible and drillship rigs and approximately 110 other sites, which include production facilities, energy support vessels, land rigs, and related remote support offices and supply bases.

For the year ended December 31, 2009, our eastern hemisphere segment produced revenues of $60.9 million, representing 75.3% of our total revenue, Adjusted EBITDA of $32.0 million, compared to our total Adjusted EBITDA of $29.1 million and net income of $24.7 million, compared to our total net loss of $19.6 million. Adjusted EBITDA is not a financial measure under U.S. generally accepted accounting principles, or GAAP, and is included in this prospectus to provide investors with a supplemental measure of our operating performance. See “Summary Consolidated Financial Data” below for our description of Adjusted EBITDA and reconciliation from net income, the most directly comparable GAAP financial measure. See the notes to our consolidated financial statements included elsewhere in this prospectus for more segment financial information.

Western Hemisphere

Our western hemisphere segment services are performed out of our United States and Brazil based offices for customers and rig sites located on the western side of the Atlantic Ocean primarily off the coasts of the United States, Mexico and Brazil, and within the Gulf of Mexico, but excluding land rigs and other land-based sites in North America. As of September 30, 2010, this segment was serving approximately 87 jackup, semi-submersible and drillship rigs and approximately 143 other sites, which include production facilities, energy support vessels and related remote support offices and supply bases.

For the year ended December 31, 2009, our western hemisphere segment produced revenues of $11.2 million, representing 13.9% of our total revenue, Adjusted EBITDA of $4.6 million, compared to our total Adjusted EBITDA of $29.1 million, and net income of $2.2 million, compared to our total net loss of $19.6 million.

U.S. Land

Our U.S. land segment provides remote communications services for drilling rigs and production facilities located onshore in North America. Our U.S. land segment services are performed out of our Louisiana based office for customers and rig sites located in the continental United States. As of September 30, 2010, this segment was serving approximately 384 onshore drilling rigs and other remote sites. Our product suite consists of broadband voice, data and Internet access services along with rig location communications such as wired and wireless intercoms and two-way radios. This segment leverages the same network infrastructure and network operations center used in our western hemisphere segment. We provide installation and service support from nine service centers and equipment depots located in key oil and gas producing areas around the continental United States.

For the year ended December 31, 2009, our U.S. land segment produced revenues of $9.9 million, representing 12.2% of our total revenue, Adjusted EBITDA of $2.0 million, compared to our total Adjusted EBITDA of $29.1 million, and net loss of $4.5 million, compared to our total net loss of $19.6 million.

Our Market Opportunity

Oil and gas companies operate their remote locations through global “always-on” networks driving demand for communications services and managed services solutions that can operate reliably in increasingly remote areas under harsh environmental conditions.

Oil and gas companies with geographically dispersed operations are particularly motivated to use secure and highly reliable broadband networks due to several factors:

•	oil and gas companies rely on secure real-time data collection and transfer methods for the safe and efficient coordination of remote operations;

•	long-term growth of global demand for crude oil and natural gas and increases in commodity prices are expected to improve the outlook for new rig construction and dormant rig reactivation;

•	technological advances in drilling techniques, driven by declining production from existing oil and gas fields and strong hydrocarbon demand, have enabled increased exploitation of offshore deepwater reserves and development of unconventional reserves (e.g. shales and tight sands) and require real time data access to optimize performance; and

•	transmission of increased data volumes and real-time data management and access to key decision makers enable customers to maximize operational results, safety and financial performance.

Competitive Strengths

Our mission is to continue to establish ourselves as the leading data network infrastructure provider within the oil and gas industry. We seek to maximize our growth and profitability through focused capital investments that enhance our competitive strengths. We believe that our competitive strengths include the following:

•	mission-critical services delivered by a trusted provider with deep industry expertise and multi-national operations;

•	operational leverage and multiple paths to growth supported by a plug-and-play IP/MPLS global platform;

•	scalable systems using standardized equipment that leverages our global infrastructure;

•	flexible, provider-neutral technology platform;

•	high-quality customer support with full time monitoring and regional service centers; and

•	long-term relationships with leading companies in the oil and gas industry.

Growth Strategy

We increased revenues from $29.2 million in 2006 to $89.9 million in 2008, substantially through the successful execution of our business plan. Our revenues in 2009 were $80.9 million, despite challenging industry conditions in 2009 driven by the global economic downturn.

To serve our customers and grow our business, we intend to pursue aggressively the following strategies:

•	expand our share of growing onshore and offshore drilling rig markets;

•	increase secondary customer penetration;

•	commercialize additional value-added products and services;

•	extend our presence into adjacent upstream energy segments and other remote communications segments; and

•	selectively pursue strategic acquisitions.

Risks Associated with Our Business

Our business is subject to numerous risks, including those described in the section entitled “Risk Factors” immediately following this prospectus summary. These risks represent challenges to the implementation of our strategy and the success of our business and the occurrence of any of these risks could harm our business, financial condition and results of operations. These risks include the following:

•	The recent oil spill from the Macondo well in the Gulf of Mexico has led to the United States government’s imposition of moratoria on drilling offshore the United States in waters greater than 500 feet and delays in the approval of applications to drill in both deepwater and shallow water areas, which may reduce the need for our services in the United States Gulf of Mexico, and we cannot assure you that these rigs will be redeployed to other locations where we provide services.

•	The recent oil spill in the Gulf of Mexico has led to tighter safety requirements and other restrictions on offshore drilling in the Gulf of Mexico and this oil spill and other similar spills that may occur may lead to other restrictions or regulations on offshore drilling in the Gulf of Mexico or in other areas around the world, which may reduce drilling and thus the need for our services in those areas.

•	We rely on third parties to provide satellite capacity for our services and are subject to service interruptions, capacity restraints or other failures by the third party satellite and other communications providers we utilize.

•	We are subject to the volatility of the global oil and gas industry and our business is likely to fluctuate with the level of global activity for oil and natural gas exploration, development and production.

•	We may face difficulties in obtaining regulatory approvals for our provision of telecommunication services, and we may face changes in regulation in the future.

•	We have identified a material weakness, a significant deficiency and other deficiencies in our internal controls for the year ended December 31, 2009 and a significant deficiency and other deficiencies in our internal controls for the year ended December 31, 2008 that, if not properly remediated, could result in material misstatements in our financial statements in future periods and impair our ability to comply with the accounting and reporting requirements applicable to public companies.

Principal Stockholders

Immediately after the completion of this offering, the following groups of stockholders will own the percentages of our outstanding voting power set forth in the table below.

	Assuming No Exercise	Assuming Full Exercise
	of Over-Allotment Option (1)	of Over-Allotment Option (1)

Funds Affiliated with
Altira Group LLC	15.3%	14.4%
Sanders Morris Harris Group, Inc.	13.8%	12.9%
Cubera Secondary (GP) AS	26.5%	24.9%
Our Directors and Executive Officers as a group (2)	1.8%	1.7%
Our Other Existing Stockholders	7.3%	6.9%
Public Investors in this Offering	35.3%	39.2%

(1)	Excludes common stock subject to options and warrants, including those that are currently exercisable or exercisable within 60 days of September 30, 2010. For beneficial ownership calculations that include such options and warrants, see “Principal and Selling Stockholders” included elsewhere in this prospectus.

(2)	Excludes ownership of outstanding voting power of any funds affiliated with Altira Group LLC, Sanders Morris Harris Group, Inc., and Cubera Secondary (GP) AS.

We are currently controlled by Altira Group LLC, or Altira, Sanders Morris Harris Group, Inc., or Sanders Morris, and Cubera Secondary (GP) AS, or Cubera. As of September 30, 2010, Altira owned 24.5% of our outstanding voting power, Sanders Morris owned 22.5% and Cubera owned 39.0%. In connection with the conversion of all of our outstanding shares of preferred stock and accrued and unpaid dividends on our series B and series C preferred stock and the payment of the major event preference for our outstanding preferred stock: Altira will receive approximately 1,419,814 shares of our common stock, or a value of approximately $21.3 million, based on the assumed initial public offering price of $15.00 per share, which is the midpoint of the range included on the cover page of this prospectus; Sanders Morris will receive approximately 1,253,578 shares of our common stock, or a value of approximately $18.8 million, based on the assumed initial public offering price of $15.00 per share, which is the midpoint of the range included on the cover page of this prospectus; and Cubera will receive approximately 2,449,121 shares of our common stock, or a value of approximately $36.7 million, based on the assumed initial public offering price of $15.00 per share, which is the midpoint of the range included on the cover page of this prospectus. There will be no shares of preferred stock outstanding upon completion of this offering. See “Related Party Transactions — Principal Stockholders” and “Risk Factors — Risks Related to this Offering — Some of our stockholders could together exert control over our Company after completion of this offering” for additional information.

Corporate Information

RigNet, Inc. was incorporated in Delaware on July 6, 2004. Our predecessor began operations in 2000 as RigNet Inc., a Texas corporation. In July 2004, our predecessor merged into us, RigNet, Inc., a Delaware corporation. Our principal executive offices are located at 1880 S. Dairy Ashford, Suite 300, Houston, Texas 77077-4760 and our telephone number is +1 (281) 674-0100. Our corporate website address is www.rig.net. We do not incorporate the information contained on, or accessible through, our corporate website into this prospectus, and you should not consider it part of this prospectus.

For convenience in this prospectus, “RigNet”, the “Company”, “we”, “us” and “our” refer to RigNet, Inc., a Delaware corporation and its subsidiaries, taken as a whole, unless otherwise noted.

THE OFFERING

Common stock offered by RigNet	3,333,334 shares

Common stock offered by the selling stockholders	1,666,666 shares

Total common stock offered	5,000,000 shares

Total common stock to be outstanding after this offering	14,183,042 shares

Use of proceeds	We intend to use the net proceeds from this offering as follows:

• $400,000 of the proceeds will be used to pay an IPO success bonus to some of our key employees, including some of our named executive officers, upon completion of this offering. For more information about this bonus, see “Use of Proceeds” and “Executive Compensation”.

• The remaining proceeds will be used for working capital and other general corporate purposes, which may include the acquisition of other businesses, products or technologies. We do not, however, have agreements or commitments for any specific acquisitions at this time.

We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders. See “Use of Proceeds”.

Risk factors	See “Risk Factors” for a discussion of factors that you should consider carefully before deciding whether to purchase shares of our common stock.

Proposed NASDAQ symbol	“RNET”

The number of shares of our common stock to be outstanding after this offering is based on the number of shares outstanding as of September 30, 2010. Such number of shares excludes:

•	2,599,809 shares of our common stock issuable upon the exercise of options and warrants (other than warrants issued to Escalate Capital I, L.P.) outstanding as of September 30, 2010 with a weighted average exercise price of $5.08 per share; and

•	3,000,000 shares of our common stock reserved for future issuance under our 2010 Omnibus Incentive Plan.

Unless otherwise indicated, the information in this prospectus reflects and assumes:

•	the conversion, which will occur immediately prior to the closing of the offering, of all of our outstanding shares of preferred stock and accrued and unpaid dividends on our series B and series C preferred stock into an aggregate of 3,973,738 shares of our common stock, plus approximately 625 additional shares of our common stock for each day after September 30, 2010, before this offering is completed, for the daily accrual of unpaid dividends on our series B and series C preferred stock;

•	the issuance of 1,326,252 shares of our common stock, plus an additional 200 shares of our common stock for each day after September 30, 2010, before this offering is completed, for the daily accrual of unpaid dividends on our series B and series C preferred stock, based on the assumed initial public offering price of $15.00 per share, which is the midpoint of the range included on the cover page of this prospectus, to pay our preferred stockholders the major event preference, which will occur immediately prior to the closing of the offering;

•	the exercise by Escalate Capital I, L.P. on a cashless basis immediately prior to the closing of the offering of all of the outstanding warrants it holds, which we refer to as the Escalate Warrants, for an aggregate of 231,090 shares of our common stock, plus an additional 27 shares of our common stock for each day after September 30, 2010, before this offering is completed, for the daily accrual of the anti-dilution adjustment;

•	the four-to-one reverse stock split of our common stock on November 24, 2010;

•	the filing of our post-offering certificate of incorporation and adoption of our post-offering bylaws immediately prior to the closing of the offering; and

•	no exercise by the underwriters of their option to purchase up to an additional 500,000 shares of our common stock from us and 250,000 shares of our common stock from the selling shareholders to cover over-allotments.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following table sets forth a summary of our consolidated statements of income (loss) and comprehensive income (loss), balance sheets and other data for the periods indicated. The summary consolidated statements of income (loss) and comprehensive income (loss) data for the years ended December 31, 2007, 2008 and 2009 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated statements of loss and comprehensive loss data for the nine months ended September 30, 2009 and 2010 and the summary consolidated balance sheet data as of September 30, 2010 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. You should read this information together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements contained elsewhere in this prospectus.

Unaudited pro forma net income (loss) per share attributable to RigNet, Inc. common stockholders and unaudited pro forma weighted-average shares outstanding reflect:

•	the conversion of all outstanding shares of our convertible preferred stock and accrued and unpaid dividends on our series B and series C preferred stock into shares of our common stock, which will occur immediately prior to the closing of this offering;

•	the issuance of 1,326,252 shares of our common stock, plus an additional 200 shares of our common stock for each day after September 30, 2010, before this offering is completed, for the daily accrual of unpaid dividends on our series B and series C preferred stock, based on the assumed initial public offering price of $15.00 per share, which is the midpoint of the range included on the cover page of this prospectus, to pay our preferred stockholders the major event preference, which will occur immediately prior to the closing of the offering; and

•	the exercise immediately prior to the closing of the offering of the Escalate Warrants on a cashless basis for an aggregate of 231,090 shares of our common stock, plus an additional 27 shares of our common stock for each day after September 30, 2010, before this offering is completed, for the daily accrual of the anti-dilution adjustment.

We have presented the summary balance sheet data as of September 30, 2010:

•	on an actual basis;

•	on a pro forma basis to give effect to (i) the conversion of all outstanding shares of our convertible preferred stock and accrued and unpaid dividends on our series B and series C preferred stock into an aggregate of 3,973,738 shares of our common stock, plus approximately 625 additional shares of our common stock for each day after September 30, 2010, before this offering is completed, for the daily accrual of unpaid dividends on our series B and series C preferred stock, (ii) the issuance of 1,326,252 shares of our common stock, plus an additional 200 shares of our common stock for each day after September 30, 2010, before this offering is completed, for the daily accrual of unpaid dividends on our series B and series C preferred stock, based on the assumed initial public offering price of $15.00 per share, which is the midpoint of the range included on the cover page of this prospectus, to pay our preferred stockholders the major event preference, and (iii) the exercise of the Escalate Warrants on a cashless basis for an aggregate of 231,090 shares of our common stock, plus an additional 27 shares of our common stock for each day after September 30, 2010, before this offering is completed, for the daily accrual of the anti-dilution adjustment, each of which will occur immediately prior to the closing of this offering; and

•	on a pro forma as adjusted basis to give further effect to our sale of 3,333,334 shares of common stock in this offering at an assumed initial public offering price of $15.00 per share, which is the midpoint of the range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase or decrease in the assumed initial public offering price of $15.00 per share, which is the midpoint of the range set forth on the cover page of this prospectus, would increase or decrease the number of shares of our common stock outstanding upon the closing of this offering by approximately 83,045 shares, the pro forma net income (loss) per share attributable to RigNet, Inc. common stockholders for the nine months ended September 30, 2010 of approximately: Basic $0.01 and Diluted remains unchanged, and the pro forma weighted average shares outstanding for the nine months ended September 30, 2010 of approximately: Basic 83 and Diluted 872, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

Each $1.00 increase or decrease in the assumed initial public offering price of $15.00 per share, which is the midpoint of the range set forth on the cover page of this prospectus, would increase or decrease each of cash and cash equivalents, total assets and total RigNet, Inc. stockholders’ equity (deficit) on a pro forma as adjusted basis by approximately $3.1 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us. The pro forma as adjusted information presented in the summary balance sheets data is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing.

				Nine Months Ended
	Year Ended December 31,			September 30,
	2007	2008	2009	2009	2010
	(in thousands, except per share data)

Consolidated Statements of Income (Loss) and Comprehensive Income (Loss) Data:
Revenue	$67,164	$89,909	$80,936	$60,871	$68,604
Expenses:
Cost of revenue	29,747	39,294	35,165	26,200	31,242
Depreciation and amortization	9,451	10,519	12,554	9,596	11,349
Impairment of goodwill	—	—	2,898	2,898	—
Selling and marketing	2,405	2,605	2,187	1,559	1,576
General and administrative	20,338	21,277	16,444	11,213	15,858

Total expenses	61,941	73,695	69,248	51,466	60,025

Operating income	5,223	16,214	11,688	9,405	8,579
Interest expense	(5,497)	(2,464)	(5,146)	(4,638)	(1,174)
Other income (expense), net	(63)	27	304	186	(645)
Change in fair value of preferred stock derivatives	(1,156)	2,461	(21,009)	(13,865)	(12,384)

Income (loss) before income taxes	(1,493)	16,238	(14,163)	(8,912)	(5,624)
Income tax expense	(628)	(5,882)	(5,457)	(3,863)	(4,953)

Net income (loss)	(2,121)	10,356	(19,620)	(12,775)	(10,577)
Less: Net income (loss) attributable to:
Non-redeemable, non-controlling interest	167	235	292	230	211
Redeemable, non-controlling interest	971	1,715	10	15	25

Net income (loss) attributable to RigNet, Inc. stockholders	$(3,259)	$8,406	$(19,922)	$(13,020)	$(10,813)

Net income (loss) attributable to RigNet, Inc. common stockholders	$(3,931)	$(4,190)	$(22,118)	$(14,610)	$(13,293)

Net income (loss) per share attributable to:
RigNet, Inc. common stockholders:
Basic	$(0.74)	$(0.79)	$(4.16)	$(2.75)	$(2.50)
Diluted	$(0.74)	$(0.79)	$(4.16)	$(2.75)	$(2.50)
Weighted average shares outstanding:
Basic	5,279	5,301	5,312	5,310	5,318
Diluted	5,279	5,301	5,312	5,310	5,318
Other Data:
Adjusted EBITDA (non-GAAP measure)	$17,536	$30,409	$29,093	$22,751	$21,311
Net cash provided by operating activities	5,352	19,655	26,189	22,644	14,812
Net cash used by investing activities	(7,204)	(9,363)	(19,305)	(16,279)	(9,586)
Net cash provided (used) by financing activities	5,871	(1,669)	(10,774)	(9,106)	(1,466)
Pro forma as adjusted net income attributable to
RigNet, Inc. common stockholders (1)			$3,074		$1,630

				Nine Months Ended
	Year Ended December 31,			September 30,
	2007	2008	2009	2009	2010
	(in thousands, except per share data)

Pro forma as adjusted net income per share attributable to RigNet, Inc. common stockholders:
Basic			$0.22		$0.11

Diluted			$0.20		$0.10

Pro forma as adjusted weighted average shares outstanding:
Basic			14,156		14,182

Diluted			15,712		15,845

(1)	Pro forma net income includes the elimination of change in preferred stock derivative, assuming the conversion of preferred shares occurred as of the first day of the pro forma period, and an adjustment for interest expense and its related income tax effect, assuming that on a pro forma basis proceeds from the offering would have been used instead of the Company making additional borrowings on its term loan during the period.

	September 30, 2010
			Pro Forma
	Actual	Pro Forma	As Adjusted
	(in thousands)

Consolidated Balance Sheet Data:
Cash and cash equivalents	$14,514	$14,514	$59,514
Restricted cash—current portion	2,500	2,500	2,500
Restricted cash—long-term portion	7,500	7,500	7,500
Total assets	93,179	93,179	138,179
Current maturities of long-term debt	8,644	8,644	8,644
Long-term debt	24,529	24,529	24,529
Preferred stock derivatives	44,447	—	—
Preferred stock	18,146	—	—
Total RigNet, Inc. stockholders’ equity (deficit)	(29,711)	32,882	77,882

Adjusted EBITDA

We define Adjusted EBITDA as net income (loss) plus net interest expense, income tax expense (benefit), depreciation and amortization, impairment of goodwill, (gain) loss on sale of property and equipment, change in fair value of derivatives, stock-based compensation expense and initial public offering costs and related bonuses. Adjusted EBITDA is a financial measure that is not calculated in accordance with generally accepted accounting principles, or GAAP. The table below provides a reconciliation of this non-GAAP financial measure to net income (loss), the most directly comparable financial measure calculated and presented in accordance with GAAP. Adjusted EBITDA should not be considered as an alternative to net income (loss), operating income (loss) or any other measure of financial performance calculated and presented in accordance with GAAP. Our Adjusted EBITDA may not be comparable to similarly titled measures of other companies because other companies may not calculate Adjusted EBITDA or similarly titled measures in the same manner as we do. We prepare Adjusted EBITDA to eliminate the impact of items that we do not consider indicative of our core operating performance. We encourage you to evaluate these adjustments and the reasons we consider them appropriate.

We believe Adjusted EBITDA is useful to investors in evaluating our operating performance for the following reasons:

•	securities analysts use Adjusted EBITDA as a supplemental measure to evaluate the overall operating performance of companies, and we anticipate that our investor and analyst presentations after we are public will include Adjusted EBITDA; and

•	by comparing our Adjusted EBITDA in different periods, our investors can evaluate our operating results without the additional variations caused by items that we do not consider indicative of our core operating performance and which are not necessarily comparable from year to year.

Our management uses Adjusted EBITDA:

•	to indicate profit contribution and cash flow availability for growth and/or debt retirement;

•	for planning purposes, including the preparation of our annual operating budget and as a key element of annual incentive programs;

•	to allocate resources to enhance the financial performance of our business; and

•	in communications with our board of directors concerning our financial performance.

Although Adjusted EBITDA is frequently used by investors and securities analysts in their evaluations of companies, Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results of operations as reported under GAAP. Some of these limitations are:

•	Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or other contractual commitments;

•	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	Adjusted EBITDA does not reflect interest expense;

•	Adjusted EBITDA does not reflect cash requirements for income taxes;

•	Adjusted EBITDA does not reflect a non-cash component of employee compensation;

•	although depreciation and amortization are non-cash charges, the assets being depreciated or amortized will often have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for these replacements; and

•	other companies in our industry may calculate Adjusted EBITDA or similarly titled measures differently than we do, limiting its usefulness as a comparative measure.

The following table presents a reconciliation of net income (loss) to Adjusted EBITDA for each of the periods presented. Net income (loss) is the most comparable GAAP measure to Adjusted EBITDA.

				Nine Months Ended
	Year Ended December 31,			September 30,
	2007	2008	2009	2009	2010
	(in thousands)

Reconciliation of Net Income (Loss) to Adjusted EBITDA:
Net income (loss)	$(2,121)	$10,356	$(19,620)	$(12,775)	$(10,577)
Interest expense	5,497	2,464	5,146	4,638	1,174
Depreciation and amortization	9,451	10,519	12,554	9,596	11,349
Impairment of goodwill	—	—	2,898	2,898	—
(Gain) loss on sale of property and equipment	(27)	(92)	111	91	320
Change in fair value of preferred stock derivatives	1,156	(2,461)	21,009	13,865	12,384
Stock-based compensation	169	231	277	203	334
Initial public offering costs	2,783	3,510	1,261	372	1,374
Income tax expense	628	5,882	5,457	3,863	4,953

Adjusted EBITDA (non-GAAP measure)	$17,536	$30,409	$29,093	$22,751	$21,311

On pages 2, 3 and 65 of this prospectus, we provide Adjusted EBITDA for the year ended December 31, 2009 for our reportable segments. The following table presents a reconciliation of net income (loss) to Adjusted EBITDA for our reportable segments for the year ended December 31, 2009. Net income (loss) is the most comparable GAAP measure to Adjusted EBITDA.

	Year Ended December 31, 2009
	Eastern	Western		Corporate and	Consolidated
	Hemisphere	Hemisphere	U.S. Land	Eliminations	Total
	(In thousands)

Reconciliation of Net Income (Loss) to Adjusted EBITDA:
Net income (loss)	$24,711	$2,205	$(4,532)	$(42,004)	$(19,620)
Interest expense	345	—	455	4,346	5,146
Depreciation and amortization	6,894	2,428	3,204	28	12,554
Impairment of goodwill	—	—	2,898	—	2,898
Loss on sale of property and equipment	—	—	—	111	111
Change in fair value of preferred stock derivatives	—	—	—	21,009	21,009
Stock-based compensation	—	—	—	277	277
Initial public offering costs	—	—	—	1,261	1,261
Income tax expense	—	—	—	5,457	5,457

Adjusted EBITDA (non-GAAP measure)	$31,950	$4,633	$2,025	$(9,515)	$29,093

Management EBITDA

For 2009, our variable pay compensation, in the form of an annual cash bonus, was based on the achievement of certain financial targets, including Management EBITDA (a non-GAAP measure), which our bonus plan defines as earnings before interest, taxes, depreciation and amortization. Although similar to Adjusted EBITDA, Management EBITDA differs in that it excludes other income (expense) and normalizes actual foreign currency exchange rates to what was included in the budgeted Management EBITDA so that the executives neither benefit nor are harmed by exchange rate changes or other income (expense) items out of their control. In addition, Management EBITDA may also be similarly adjusted for other items outside of their control to more closely compare to budgeted Management EBITDA, such as post acquisition re-organization costs, impairment of goodwill, gain on sale of assets, other (income) expense, changes in the fair value of derivatives, stock-based compensation expense and initial public offering costs. See “Executive Compensation — Compensation Discussion and Analysis — Determining the Amount of Each Element of Compensation — Variable Pay.”

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below before deciding to invest in our common stock. Our business, prospects, financial condition or operating results could be materially adversely affected by any of these risks, as well as other risks not currently known to us or that we currently consider immaterial. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. In assessing the risks described below, you should also refer to the other information contained in this prospectus, including our consolidated financial statements and the related notes, before deciding to purchase any of our common stock.

Risks Related to Our Business

The recent oil spill from the Macondo well in the Gulf of Mexico has led to the U.S. government’s imposition of moratoria on deepwater drilling offshore the United States and delays in the approval of applications to drill in both deepwater and shallow water areas of the Gulf of Mexico which may reduce the need for our services in the Gulf of Mexico.

The recent oil spill from the Macondo well in the Gulf of Mexico caused what may be one of the worst environmental disasters in United States history. As a result of the oil spill and the inability to stop the oil spill quickly, the United States Department of the Interior implemented a six-month moratorium on certain drilling activities in water depths greater than 500 feet offshore the United States. On July 12, 2010, the United States Department of the Interior issued a revised moratorium on drilling in the Gulf of Mexico, which was lifted on October 12, 2010. Since the Macondo oil spill, the United States government has implemented additional safety and certification requirements applicable to drilling activities in the Gulf of Mexico, imposed additional requirements with respect to development and production activities in the Gulf of Mexico and has delayed the approval of applications to drill in both deepwater and shallow water areas. For the year ended December 31, 2009, 6.8% of our revenue was generated from drilling in the areas of the Gulf of Mexico affected by the slowdown in the issuance of drilling permits and moratoria and during the nine months ended September 30, 2010, 9.4% of our revenue was generated from drilling in these areas of the Gulf of Mexico. At this time we cannot predict what actions may be taken by our customers or the United States government in response to the Macondo well incident. We cannot assure you that the rigs that we are servicing in the Gulf of Mexico will continue servicing the Gulf of Mexico or be redeployed to other locations where we can provide our services or that we will continue to receive service revenue related to those rigs. Prolonged delays, moratoria or suspensions of drilling activity in the Gulf of Mexico and associated new regulatory, legislative or permitting requirements in the United States or elsewhere could materially harm our business, financial condition and results of operations.

The recent oil spill in the Gulf of Mexico and other similar spills that may occur may lead to other restrictions or additional regulations on drilling in the Gulf of Mexico, offshore the United States or in other areas around the world, which may reduce the need for our services in those areas.

We do not yet know the extent to which the oil spill in the Gulf of Mexico and other similar spills that may occur may cause the United States or other countries to restrict or further regulate offshore drilling. For example, new safety requirements were imposed for United States offshore drilling that include requirements for offshore drillers to provide third party safety certifications and certifications by their chief executive officers. In addition, there have been discussions concerning increasing the liability limits under existing regulations for companies working in the offshore drilling industry for damaging oil spills. The new safety requirements, possible increased liability and any other new governmental regulations relating to drilling, exploration and production activities offshore the United States may reduce drilling and the need for our services offshore the United States. If the United States or other countries where we operate enact stricter restrictions on offshore drilling or further regulate offshore drilling, our business, financial condition and results of operations could be materially harmed.

Any loss of a rig on which our equipment is located will likely lead to a complete loss of our equipment on that rig and a loss of the revenue related to that rig.

At the commencement of a new service contract for a rig, we generally install approximately $100,000 to $400,000 worth of equipment on each offshore drilling rig. If a rig were to sink or incur substantial damage for any reason, we would most likely lose all of our equipment. We do not insure for such losses as we believe the cost of such insurance outweighs the risk of potential loss. In addition to the loss of the equipment, we would likely lose the revenue related to that rig under the terms of most of our existing contracts. Also, we may be committed to paying the costs to secure satellite bandwidth for that rig under agreements with third party satellite communication providers even after the rig is no longer in service. For example, on May 13, 2010, Petro Marine’s Aban Pearl semi-submersible drilling rig sank offshore Venezuela causing a $0.3 million loss of our equipment and a $2.9 million loss of future revenue to us through 2013 assuming completion of our contract with Petro Marine. Losses of rigs can occur as a result of catastrophic events such as hurricanes, fire or sinking. Recent industry events include two reported drilling rig losses, including the Transocean Horizon, which was not being serviced by us, and the Aban Pearl. Such catastrophic events can occur without notice, but have historically been infrequent.

Many of our contracts with customers may be terminated by our customers on short notice without penalty, which could harm our business, financial condition and results of operations.

Customers can usually switch service providers without incurring significant expense relative to the annual cost of the service, and our agreements generally provide that in the event of prolonged loss of service or for other good reasons, our customers may terminate service without penalty. In addition, many of our customer agreements can be terminated by our customers for no reason and upon short notice. Terms of customer agreements typically vary with a range of one month to three years, with some customer agreement terms as long as five years, and work orders placed under such agreements may have shorter terms than the relevant customer agreement. As a result, we may not be able to retain our customers through the end of the terms specified in the customer agreements. If we are not able to retain our customers, we would not receive expected revenues and may continue to incur costs, such as costs to secure satellite bandwidth for such customers under agreements with third party satellite communication services providers which may not be as easily or as quickly terminated without penalty, resulting in harm to our business, financial condition and results of operations. The loss of a drilling contractor customer site can limit or eliminate our ability to provide services to other customers on the affected drilling rigs.

A significant portion of our revenue is derived from two customers and the loss of either of these customers would materially harm our business, financial condition and results of operations.

We receive a significant part of our revenue from a relatively small number of large customers. For the year ended December 31, 2009, our two largest customers, Noble Corporation and Ensco plc, represented approximately 10.9% and 7.3% of our consolidated revenue. For the nine months ended September 30, 2010, Noble Corporation and Ensco plc represented approximately 10.4% and 6.6% of our consolidated revenue. If either of these two customers terminates or significantly reduces its business with us, our business, financial condition and results of operations would be materially harmed.

Our future performance depends on renewing existing contracts and receiving new contract awards.

Our future performance depends on if and when we will receive new contract awards and whether customers will renew existing contracts. Events outside our control, such as general market conditions and competition, often affect contract awards. If an expected contract award is delayed or not received, we would not receive expected revenues and might possibly incur costs that could harm our business, financial condition and results of operations.

Our industry is highly competitive and if we do not compete successfully, our business, financial condition and results of operations will be harmed.

The telecommunications industry is generally highly competitive, and we expect both product and pricing competition to persist and intensify. Increased competition could cause reduced revenue, price reductions, reduced gross margins and loss of market share. Our industry is characterized by competitive pressures to provide enhanced functionality for the same or lower price with each new generation of technology. As the prices of our products decrease, we will need to sell more products and/or reduce the per-unit costs to improve or maintain our results of operations. Our competitors include CapRock Communications, Inc., which was recently acquired by Harris Corporation, Schlumberger Ltd’s Global Connectivity Services division, which Harris Corporation recently announced the entry into a definitive agreement to acquire, and the Stratos Broadband Division of Inmarsat plc. Some of our competitors have longer operating histories, substantially greater financial and other resources for developing new solutions as well as for recruiting and retaining qualified personnel. Their greater financial resources may also make them better able to withstand downturns in the market, expand into new areas more aggressively or operate in developing markets without immediate financial returns. In addition, in certain markets outside of the United States, we face competition from local competitors that provide their services at a lower price due to lower overhead costs, including lower costs of complying with applicable government regulations, and due to their willingness to provide services for a lower profit margin. Strong competition and significant investments by competitors to develop new and better solutions may make it difficult for us to maintain our customer base, force us to reduce our prices or increase our costs to develop new solutions.

Furthermore, competition may emerge from companies that we have previously not perceived as competitors or consolidation of our industry may cause existing competitors to become bigger and stronger with more resources, market awareness and market share. As we expand into new markets and geographic regions we may experience increased competition from some of our competitors that have prior experience or other business in these markets or geographic regions. In addition, some of our customers may decide to insource some of the communications services and managed services solutions that we provide, in particular our terrestrial communication services (e.g., terrestrial line-of-sight transport, microwave, WiMax), which do not require the same level of maintenance and support as our other services. Our success will depend on our ability to adapt to these competitive forces, to adapt to technological advances, to develop more advanced products more rapidly and less expensively than our competitors, to continue to develop an international sales network, and to educate potential customers about the benefits of using our solutions rather than our competitors’ products and services or insourced solutions. Our failure to successfully respond to these competitive challenges could harm our business, financial condition and results of operations.

Service interruptions or other failures by third party satellite and other communications providers we utilize could harm our business and reputation and result in loss of customers and revenue.

A significant part of our operations depends on third party providers delivering reliable communications connections and networks, which is beyond our control. These communications connections include broadband satellite communications, subsea fiber, microwave and Worldwide Interoperability for Microwave Access, or WiMax, terrestrial landlines and long-distance telephony. We also co-locate our communications and networking equipment in teleport facilities and data centers that are operated by third parties. Failure or saturation of such connection points, networks and third-party facilities may lead to customers experiencing interruptions when using our communication services. Although we do not typically depend on only one provider, interruptions in such connections could impair our ability to provide communication services to our customers. To provide customers with guaranteed levels of service, we must protect our network infrastructure, equipment and customer files against damage from human error, natural disasters, unexpected equipment failure, power loss or telecommunications failures and sabotage or other intentional acts of vandalism. Even if we take precautions, the occurrence of a natural disaster, equipment failure or other unanticipated problems could result in interruption in the services we provide to customers. Any of these occurrences could harm our business, financial condition and results of operations.

For many of our customers, we lease satellite transponder capacity from fixed satellite service providers in order to send and receive data communications to and from our very small aperture terminal, or VSAT, based networks. Satellites are subject to in-orbit risks including malfunctions, commonly referred to as anomalies, and collisions with meteoroids, decommissioned spacecraft or other space debris. Anomalies occur as a result of various factors, such as satellite manufacturing errors, problems with the power systems or control systems of the satellites and general failures resulting from operating satellites in the harsh space environment.

Our contracts for satellite transponder capacity often do not obligate the service provider to provide an alternative should a problem arise with a satellite. We may not be able to obtain backup capacity at similar prices, or at all in some markets. In addition, an increased frequency of anomalies could impact market acceptance of our services. Any failure on our part to perform our VSAT service contracts or provide satellite broadband access as a result of satellite failures could result in: (i) loss of revenue despite continued obligations under our leasing arrangements; (ii) possible cancellation of customer contracts; (iii) incurrence of additional expenses to reposition customer antennas to alternative satellites or otherwise find alternate service; and (iv) damage to our reputation, which could negatively affect our ability to retain existing customers or to gain new business. Under most of our contracts with satellite service providers, our satellite service providers do not indemnify us for such loss or damage to our business resulting from satellite failures.

We rely on third parties to provide satellite capacity for our services and any capacity constraints could harm our business, financial condition and results of operations.

We compete for satellite capacity with a number of commercial entities, such as broadcasting companies, and governmental entities, such as the military. In certain markets, the availability and pricing of capacity could be subject to competitive pressure, such as during renewals, and there is no guarantee that we will be able to secure the capacity needed to conduct our operations at current rates or levels going forward. This could harm our business, financial condition and results of operations. In certain markets, the availability of bandwidth may be restricted by the local government when needed to support its military, and in the event of such an action, there is no guarantee that we will be able to secure the capacity needed to conduct our operations, which could have a material adverse effect on our business, financial condition and results of operations.

We could incur costs and suffer damage to our reputation and business if any of the third party products we provide fail or are defective.

Our business relies on third-party products to provide our end-to-end managed solutions for customers. These products fall into three basic areas: core communications equipment such as satellite modems and antennas; IP networking equipment such as routers, switches, servers and access points; and customer-facing end devices such as IP phones. We may be subject to claims concerning these products by virtue of our involvement in marketing or providing access to them, even if we do not manufacture or directly provide these products. Our agreements with third-party suppliers do not always indemnify us against such liabilities or the indemnification provided is not always adequate. It is also possible that if any products provided directly by us are negligently provided to customers, third parties could make claims against us. Investigating and defending any of these types of claims is expensive, even if the claims do not result in liability. If any potential claims do result in liability, we could be required to pay damages or other penalties, which could harm our business, financial condition and results of operations.

We are subject to the volatility of the global oil and gas industry and our business is likely to fluctuate with the level of global activity for oil and natural gas exploration, development and production.

Our business depends on the oil and natural gas industry and particularly on the level of activity for oil and natural gas exploration, development and production. Demand for our remote communication services and collaborative applications depends on our customers’ willingness to make operating and capital expenditures to explore, develop and produce oil and natural gas in the regions in which we operate or can operate. Our business will suffer if these expenditures decline. Our customers’ willingness to explore, develop and produce oil and natural gas depends largely upon prevailing market conditions that are influenced by numerous factors over which we have no control, including:

•	the supply and demand for oil and natural gas;

•	oil and natural gas prices and expectations about future prices;

•	the expected rate of decline in production;

•	the discovery rate of new oil and gas reserves;

•	the ability of the Organization of Petroleum Exporting Countries, or OPEC, to influence and maintain production levels and pricing;

•	the level of production in non-OPEC countries;

•	the worldwide political and military environment, including uncertainty or instability resulting from an escalation or additional outbreak of armed hostilities or other crises in oil or natural gas producing areas of the Middle East and other crude oil and natural gas producing regions or further acts of terrorism in the United States, or elsewhere;

•	the impact of changing regulations and environmental and safety rules and policies following oil spills and other pollution by the oil and gas industry;

•	advances in exploration, development and production technology;

•	the global economic environment;

•	the political and legislative framework governing the activities of oil and natural gas companies; and

•	the price and availability of alternative fuels.

The level of activity in the oil and natural gas exploration and production industry has historically been volatile and cyclical. Although we believe our customers will be dependent upon real-time voice and data communication services to optimize their oil and gas production and development in an environment with lower energy prices, a prolonged significant reduction in the price of oil and natural gas will likely affect oil and natural gas production levels and therefore affect demand for the communication services we provide. In addition, a prolonged significant reduction in the price of oil and natural gas could make it more difficult for us to collect outstanding account receivables from our customers. A material decline in oil and natural gas prices or oil and natural gas exploration, development or production activity levels could harm our business, financial condition and results of operations.

An increase in the size of our U.S. land segment relative to our other segments could decrease our margins and increase the volatility of our operating results.

Our U.S. land segment is characterized by higher rate competition and shorter term contracts than our western hemisphere or eastern hemisphere segments. In addition, the number of operating U.S. land drilling rigs is more cyclical and volatile than the number of operating offshore drilling rigs in our western hemisphere or eastern hemisphere segments. Drilling rig counts, and accordingly, demand for our service, and thus our revenue, can change in as little as three months for our U.S. land operations in response to oil and gas prices. Thus if the size of our U.S. land segment increases relative to the size of our western hemisphere and eastern hemisphere segments, our overall margins may decrease and the volatility of our operating results may increase.

Bad weather in the Gulf of Mexico or other areas where we operate could harm our business, financial condition and results of operations.

Certain areas in and near the Gulf of Mexico and other areas in which our clients operate experience unfavorable weather conditions, including hurricanes and other extreme weather conditions, on a relatively frequent basis. A major storm or threat of a major storm in these areas can harm our business. Our clients’ drilling rigs, production platforms and other vessels in these areas are susceptible to damage and/or total loss by these storms, which may cause them to no longer need our communication services. Our equipment on these rigs, platforms or vessels could be damaged causing us to have service interruptions and lose business. Even the threat of a very large storm will sometimes cause our clients to limit activities in an area and thus harm our business.

Our networks and those of our third-party service providers may be vulnerable to security risks and any unauthorized access to our clients’ data or systems could harm our business, financial condition and results of operations.

We expect the secure transmission of confidential information over public networks to continue to be a critical element of our operations. Our networks and those of our third-party service providers and our customers may be vulnerable to unauthorized access, computer viruses and other security problems. Persons who circumvent security measures could wrongfully obtain or use information on the network or cause interruptions, delays or malfunctions in our operations, any of which could harm our business, financial condition and results of operations. We may be required to expend significant resources to protect against the threat of security breaches or to alleviate problems, including reputational harm and litigation, caused by any breaches. In addition, our customer contracts, in general, do not contain provisions which would protect us against liability to third-parties with whom our customers conduct business. Although we have implemented and intend to continue to implement industry-standard security measures, these measures may prove to be inadequate and result in system failures and delays that could lower system availability and have a material adverse effect on our business, financial condition and results of operations.

We depend on a limited number of suppliers to provide key portions of our equipment and the loss of any of these key suppliers could materially harm our ability to service our clients and could result in loss of customers and harm our reputation, business, financial condition and results of operations revenue.

We currently rely upon and expect to continue to rely upon a limited number of third-party suppliers to supply the equipment required to provide our services, such as the equipment we install on offshore drilling rigs in order to provide remote communication services. Although this equipment is commercially available from more than one supplier, there are a limited number of suppliers of such equipment and price and quality vary among suppliers. If the suppliers enter into competition with us, or if our competitors enter into exclusive or restrictive arrangements with our suppliers, the availability and pricing of the equipment that we purchase could be materially adversely affected. In addition, we like to use a small group of suppliers and standardized equipment as much as possible so that we are installing generally the same equipment and we can maintain smaller quantities of replacement parts and equipment in our warehouses. If we have to change suppliers for any reason, we will incur additional costs due to the lack of uniformity and need to warehouse a broader array of replacement parts and equipment.

If we fail to upgrade our information technology systems effectively, we may not be able to accurately report our financial results or prevent fraud.

As part of our efforts to continue improving our internal control over financial reporting, we plan to continue to upgrade our existing financial information technology systems in order to automate several controls that are currently being performed manually. We may experience difficulties in transitioning to these upgraded systems, including loss of data and decreases in productivity, as personnel become familiar with these new systems. In addition, our management information systems will require modification and refinement as we grow and as our business needs change, which could prolong any difficulties we experience with systems transitions, and we may not always employ the most effective systems for our purposes. We must also integrate these systems with our international operations so that the data produced can be utilized around the world. If we experience difficulties in implementing new or upgraded information systems or experience significant system failures, or if we are unable to successfully modify our management information systems or respond to changes in our business needs, we may not be able to effectively manage our business and we may fail to meet our reporting obligations. In addition, as a result of the automation of these manual processes, the data produced may cause us to question the accuracy of previously reported financial results.

If we fail to manage our growth effectively, our business may suffer.

We have experienced rapid growth in our business in recent periods, which has strained our managerial, operational, financial and other resources. We plan to continue to grow our business and anticipate that continued growth of our operations will be required to satisfy increasing customer demand and avail ourselves of new market opportunities. The expanding scope and geographic breadth of our business and growth in the number of our employees, customers and locations will continue to place a significant strain on our management team, information technology systems and other resources and may distract key personnel from other key operations. To properly manage our growth, we may need to hire and retain personnel, upgrade our existing operational, management and financial reporting systems, and improve our business processes and controls and implement those processes and controls in all of our geographic locations. Failure to effectively manage our growth in a cost-effective manner could result in declines in service quality and customer satisfaction, increased costs or disruption of our operations. Our rapid growth also makes it difficult for us to adequately predict the investments we will need to make in the future to effectively manage our world-wide operations.

Geographic expansion may reduce our operating margins.

When we expand into a new geographic area, we incur set up costs for new personnel, office facilities, travel, inventory and related expenses in advance of securing new customer contracts. In addition, we may price our services more aggressively as we seek to obtain market share in the new region. As a result, our results of operations may decline while we are pursuing such geographic expansion.

The loss of key personnel or the failure to attract and retain highly qualified personnel could compromise our ability to effectively manage our business and pursue our growth strategy.

Our future performance depends on the continued service of our key technical, development, sales, services and management personnel. In particular, we are heavily dependent on the following three key employees: Mark B. Slaughter, our Chief Executive Officer and President, who has been critical to establishing our strategy and executing on our business model over the past four years; Morten Hansen, our Vice President of Global Engineering, who is the technical architect of our global network and who is responsible for our global network’s reliability, performance and security and the evaluation of technological developments and their impact on our business; and Lars Eliassen, our Vice President & General Manager of Europe, Middle East and Africa, who has knowledge across many aspects of our Company, including sales, marketing and operations and who is critical to maintaining some of our key customer relationships. The loss of key employees could result in significant disruptions to our business, and the integration of replacement personnel could be costly and time consuming, could cause additional disruptions to our business, and could be unsuccessful. We do not carry key person life insurance covering any of our employees.

Our future success also depends on our continued ability to attract and retain highly qualified technical, development, sales, services and management personnel, including personnel in all of the various regions of the world in which we operate. The current increase in the activity level in the oil and gas industry and the limited supply of skilled labor has made the competition to retain and recruit qualified personnel intense. A significant increase in the wages paid by competing employers could reduce our skilled labor force, increase the wages that we must pay to motivate, retain or recruit skilled employees or both.

In addition, wage inflation and the cost of retaining our key personnel in the face of competition for such personnel may increase our costs faster than we can offset these costs with increased prices or increased sales volume.

If we infringe or if third parties assert that we infringe third party intellectual property rights we could incur significant costs and incur significant harm to our business.

Third parties may assert infringement or other intellectual property claims against us, which could result in substantial damages if it is ultimately determined that our services infringe a third party’s proprietary rights. Even if claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management’s attention from our other business concerns.

Most of our contracts are on a fixed price basis and if our costs increase, we may not be able to recover these cost increases.

Most of our contracts provide for a fixed price per month for our services. If our costs increase to provide those services, such as the cost to secure bandwidth or personnel costs, we may not be able to offset some or all of our increased costs by increasing the rates we charge our customers, which could have a material adverse effect on our business, financial condition and results of operations.

Many of our contracts are governed by non-U.S. law, which may make them more difficult or expensive to enforce than contracts governed by United States law.

Many of our customer contracts are governed by non-U.S. law, which may create both legal and practical difficulties in case of a dispute or conflict. We operate in regions where the ability to protect contractual and other legal rights may be limited compared to regions with better-established legal systems. In addition, having to pursue litigation in a non-U.S. country may be more difficult or expensive than pursuing litigation in the United States.

Our industry is characterized by rapid technological change, and if we fail to keep up with these changes or if access to telecommunications in remote locations becomes easier or less expensive, our business, financial condition and results of operations will be harmed.

The telecommunications industry is characterized by rapid changes in technology, new evolving standards, emerging competition and frequent new product and service introductions. As an example of technological change, in August 2010, Inmarsat plc announced a major commitment to a new constellation of satellites using the Ka frequency band, compared to our use of the Ku-band and C-band satellite space segment today. When this Ka-band service is available a few years from now, we will have to adapt to its use, which might impair our business if other providers are more successful in using the Ka-band to meet customer needs than we are. Our future business prospects largely depend on our ability to meet changing customer preferences, to anticipate and respond to technological changes and to develop competitive products. If telecommunications to remote locations becomes more readily accessible or less expensive than our services, our business will suffer. New disruptive technologies could make our VSAT-based networks or other services obsolete or less competitive than they are today, requiring us to reduce the prices that we are able to charge for our services. We may not be able to successfully respond to new technological developments and challenges or identify and respond to new market opportunities, services or products offered by competitors. In addition, our efforts to respond to technological innovations and competition may require significant capital investments and resources. Furthermore, we may not have the necessary resources to respond to new technological changes and innovations and emerging competition. Failure to keep up with future technological changes could harm our business, financial condition and results of operations.

Many of our potential clients are resistant to new solutions and technologies which may limit our growth.

Although there is a strong focus on technology development within the oil industry, some of the companies in the upstream oil and gas industry are relatively conservative and risk adverse with respect to adopting new solutions and technologies. Some drilling contractors, oil and gas companies and oilfield service companies may choose not to adopt new solutions and technology, such as our remote communications and collaboration applications solutions, which may limit our growth potential. The market for IP/MPLS based communication services is in a relatively early stage, and some oil and gas companies may choose not to adopt our IP/MPLS based communications technology. This may in turn limit our growth.

Regulatory and Political Risks

We may face difficulties in obtaining regulatory approvals for our provision of telecommunication services, and we may face changes in regulation, each of which could adversely affect our operations.

In a number of countries where we operate, the provision of telecommunication services is highly regulated. In such countries, we are required to obtain approvals from national and local authorities in connection with most of the services that we provide. In many jurisdictions, we must maintain such approvals through compliance with license conditions or payment of annual regulatory fees.

Many of our customers utilize our services on mobile vessels or drilling platforms that can enter into new countries on short notice. If we do not already have a license to provide our service in that country, we may be required to obtain a license or other regulatory approval on short notice, which may not be feasible in some countries. Failure to comply with such regulatory requirements could subject us to various sanctions including fines, penalties, arrests or criminal charges, loss of authorizations and the denial of applications for new authorizations or for the renewal of existing authorizations or cause us to delay or terminate our service to such vessel or platform until such license or regulatory approval can be obtained.

In some areas of international waters, it is ambiguous as to which country’s regulations apply, if any, and thus difficult and costly for us to determine which licenses or other regulatory approvals we should obtain. In such areas, we could be subject to various penalties or sanctions if we fail to comply with the applicable country’s regulations.

Future changes to the regulations under which we operate could make it difficult for us to obtain or maintain authorizations, increase our costs or make it easier or less expensive for our competitors to compete with us.

Changes in the regulatory framework under which we operate could adversely affect our business prospects or results of operations.

Our domestic services are currently provided on a private carrier basis and are therefore subject to light regulation by the Federal Communications Commission, or FCC, and other federal, state and local agencies. As a private carrier, we may not market and provide telecommunications service to the general public or otherwise hold our services out “indifferently” to the public as a common carrier. As a private carrier, we are not entitled to certain rights afforded to or subject to certain obligations imposed on common carriers.

Our international operations are regulated by various non-U.S. governments and international bodies. These regulatory regimes frequently require that we maintain licenses for our operations and conduct our operations in accordance with prescribed standards. The adoption of new laws or regulations, changes to the existing regulatory framework, new interpretations of the laws that apply to our operations, or the loss of, or a material limitation on, any of our material licenses could materially harm our business, results of operations and financial condition.

Changes to the FCC’s USF Regime or state universal service fund regimes or findings that we have not complied with USF requirements or state universal service fund regimes may adversely affect our financial condition.

A proceeding pending before the FCC has the potential to significantly alter our Universal Service Fund, or USF, contribution obligations. The FCC is considering changing the basis upon which USF contributions are determined from a revenue percentage measurement, as well as increasing the breadth of the USF contribution base to include certain services now exempt from contribution. Adoption of these proposals could have a material adverse effect on our costs, our ability to separately list USF contributions on end-user bills, and our ability to collect these fees from our customers. We are unable to predict the timing or outcome of this proceeding.

We cannot predict the application and impact of changes to the federal or state universal service fund contribution requirements on the communications industry generally and on certain of our business activities in particular. We are currently reassessing the nature and extent of our federal and state universal service fund obligations. If the FCC or any state determines that we have incorrectly calculated or failed to remit any required universal service fund contribution, we could be subject to the assessment and collection of past due remittances as well as interest and penalties thereon. Changes in the federal or state universal service fund requirements or findings that we have not met our obligations could materially increase our universal service fund contributions and have a material adverse effect on our business, financial condition and results of operations.

We may be subject to a variety of federal and state regulatory actions that may affect our ability to operate.

Federal and state telecommunications regulators have the right to sanction a service provider or to revoke licenses if a service provider violates applicable laws or regulations. If any regulatory agency were to conclude that we were providing telecommunications services without the appropriate authority or are otherwise not in compliance with applicable regulations, the agency could initiate enforcement actions, which could result in, among other things, revocation of authority, the imposition of fines, a requirement to disgorge revenues, or refusal to grant regulatory authority necessary for the future provision of services.

Our operations in Qatar have historically benefited from restrictions on telecommunication services that have kept many of our competitors from providing their services in Qatar, but the recent easing of these restrictions may increase competition and our business, financial condition and results of operations may be harmed.

Qatar, like many countries in which we operate, has strict regulations on telecommunication services. Historically, we have complied with those regulations and are able to operate there, but many of our competitors were unable to obtain the necessary approvals and licenses to provide their services in Qatar. Qatar is currently in the process of easing the restrictions and has granted three new VSAT licenses to telecommunications providers, including us, and renewed the two existing VSAT licenses. We anticipate that, as a result of these new licenses, we may face increased competition in the future and our business may be harmed as a result of the increased competition.

Our business operations in countries outside the United States are subject to a number of United States federal laws and regulations, including restrictions imposed by the Foreign Corrupt Practices Act as well as trade sanctions administered by the Office of Foreign Assets Control of the United States Department of Treasury and the United States Department of Commerce, which could adversely affect our operations if violated.

We must comply with all applicable export control laws and regulations of the United States and other countries. We cannot provide services to certain countries subject to United States trade sanctions administered by the Office of Foreign Asset Control of the United States Department of the Treasury or the United States Department of Commerce unless we first obtain the necessary authorizations. In addition, we are subject to the Foreign Corrupt Practices Act, that, generally, prohibits bribes or unreasonable gifts to non-U.S. governments or officials. Violations of these laws or regulations could result in significant additional sanctions including fines, more onerous compliance requirements, more extensive debarments from export privileges or loss of authorizations needed to conduct aspects of our international business. In certain countries, we engage third party agents or intermediaries to act on our behalf in dealings with government officials, such as customs agents, and if these third party agents or intermediaries violate applicable laws, their actions may result in penalties or sanctions being assessed against us.

Our international operations are subject to additional or different risks than our United States operations, which may harm our business and financial results.

We operate in approximately 30 countries around the world, including countries in Asia, the Middle East, Africa, Latin America and Europe and intend to continue to expand the number of countries in which we operate. There are many risks inherent in conducting business internationally that are in addition to or different than those affecting our United States operations, including:

•	sometimes vague and confusing regulatory requirements that can be subject to unexpected changes or interpretations;

•	import and export restrictions;

•	tariffs and other trade barriers;

•	difficulty in staffing and managing geographically dispersed operations and culturally diverse work forces and increased travel, infrastructure and legal compliance costs associated with multiple international locations;

•	differences in employment laws and practices among different countries, including restrictions on terminating employees;

•	differing technology standards;

•	fluctuations in currency exchange rates;

•	imposition of currency exchange controls;

•	potential political and economic instability in some regions;

•	legal and cultural differences in the conduct of business;

•	less due process and sometimes arbitrary application of laws and sanctions, including criminal charges and arrests;

•	difficulties in raising awareness of applicable United States laws to our agents and third party intermediaries;

•	potentially adverse tax consequences;

•	difficulties in enforcing contracts and collecting receivables;

•	difficulties and expense of maintaining international sales distribution channels; and

•	difficulties in maintaining and protecting our intellectual property.

Operating internationally exposes our business to increased regulatory and political risks in some non-U.S. jurisdictions where we operate. In addition to changes in laws and regulations, changes in governments or changes in governmental policies in these jurisdictions may alter current interpretation of laws and regulations affecting our business. We also face increased risk of incidents such as war or other international conflict and nationalization, and possible expropriation of our assets. If a non-U.S. country were to nationalize our industry or expropriate our assets, we could lose not only our investment in the assets that we have in that country, but also all of our contracts and business in that country.

Many of the countries in which we operate have legal systems that are less developed and less predictable than legal systems in Western Europe or the United States. It may be difficult for us to obtain effective legal redress in the courts of some jurisdictions, whether in respect of a breach of law or regulation, or in an ownership dispute because of: (i) a high degree of discretion on the part of governmental authorities, which results in less predictability; (ii) a lack of judicial or administrative guidance on interpreting applicable rules and regulations; (iii) inconsistencies or conflicts between or within various laws, regulations, decrees, orders and resolutions; (iv) the relative inexperience of the judiciary and courts in such matters or (v) a predisposition in favor of local claimants against United States companies. In certain jurisdictions, the commitment of local business people, government officials and agencies and the judicial system to abide by legal requirements and negotiated agreements may be unreliable. In particular, agreements may be susceptible to revision or cancellation and legal redress may be uncertain or time-consuming. Actions of governmental authorities or officers may adversely affect joint ventures, licenses, license applications or other legal arrangements, and such arrangements in these jurisdictions may not be effective or enforced.

The authorities in the countries where we operate may introduce additional regulations for the oil and gas and communications industries with respect to, but not limited to, various laws governing prospecting, development, production, taxes, price controls, export controls, currency remittance, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use, labor standards, occupational health network access and other matters. New rules and regulations may be enacted or existing rules and regulations may be applied or interpreted in a manner which could limit our ability to provide our services. Amendments to current laws and regulations governing operations and activities in the oil and gas industry and telecommunications industry could harm our operations and financial results.

Compliance with and changes in tax laws or adverse positions taken by taxing authorities could be costly and could affect our operating results. Compliance related tax issues could also limit our ability to do business in certain countries. Changes in tax laws or tax rates, the resolution of tax assessments or audits by various taxing authorities, disagreements with taxing authorities over our tax positions and the ability to fully utilize our tax loss carry-forwards and tax credits could have a significant financial impact on our future operations and the way we conduct, or if we conduct, business in the affected countries.

Financial Risks

Our term loan agreement places financial restrictions and operating restrictions on our business, which may limit our flexibility to respond to opportunities and may harm our business, financial condition and results of operations.

The operating and financial restrictions and covenants in our term loan agreement restricts and any future financing agreements could restrict our ability to finance future operations or capital needs or to engage, expand or pursue our business activities. For example, our term loan agreement restricts our ability to:

•	dispose of property;

•	enter into a merger, consolidate or acquire capital in other entities;

•	incur additional indebtedness;

•	incur liens on the property secured by the term loan agreement;

•	make certain investments;

•	enter into transactions with affiliates;

•	pay dividends;

•	commit to make capital expenditures not in the ordinary course of business; and

•	enter into sales and lease back transactions.

These limitations are subject to a number of important qualifications and exceptions. Our term loan agreement also requires us to maintain specified financial ratios. Our compliance with these provisions may materially adversely affect our ability to react to changes in market conditions, take advantage of business opportunities we believe to be desirable, obtain future financing, fund needed capital expenditures, finance acquisitions, equipment purchases and development expenditures, or withstand a future downturn in our business.

Our ability to comply with the covenants and restrictions contained in our term loan agreement may be affected by events beyond our control. If market or other economic conditions deteriorate, our ability to comply with these covenants may be impaired. If we violate any of the restrictions, covenants, ratios or tests in our term loan agreement, a significant portion of our indebtedness may become immediately due and payable, and our lenders’ commitment to make further loans to us may terminate. We might not have, or be able to obtain, sufficient funds to make these accelerated payments. Even if we could obtain alternative financing, that financing may not be on terms that are favorable or acceptable to us. If we are unable to repay amounts borrowed, the holders of the debt could initiate a bankruptcy proceeding or liquidation proceeding against the collateral. In addition, our obligations under our term loan agreement are secured by substantially all of our assets and if we are unable to repay our indebtedness under our term loan agreement, the lenders could seek to foreclose on our assets.

We may need to raise additional funds to pursue our growth strategy or continue our operations, and if we are unable to do so, our growth may be impaired.

We plan to pursue a growth strategy. We have made significant investments to grow our business. Additional investments will be required to pursue further growth and to respond to technological innovations and competition. There is no guarantee that we will be able to obtain additional financing or financing on favorable terms. If financing is not available on satisfactory terms, or at all, we may be unable to expand our business or to develop new business at the rate desired and our business, financial condition and results of operations may be harmed.

Changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns could adversely affect our operating results and financial condition.

Our future effective tax rates could be subject to volatility or adversely affected by a number of factors, including:

•	earnings being lower than anticipated in countries where we have lower statutory rates and higher than anticipated earnings in countries where we have higher statutory rates;

•	changes in the valuation of our deferred tax assets;

•	repatriation of cash; or

•	expiration or non-utilization of net operating losses or credits.

We conduct our worldwide operations through various subsidiaries. Tax laws and regulations are highly complex and subject to interpretation. Consequently, we are subject to changing tax laws, treaties and regulations in and between countries in which we operate, including treaties between the United States and other nations. Our income tax expense is based upon our interpretation of the tax laws in effect in various countries at the time that the expense was incurred. A change in these tax laws, treaties or regulations, including those in and involving the United States, or in the interpretation thereof, could result in a materially higher tax expense or a higher effective tax rate on our worldwide earnings.

In addition, we are subject to the continuous examination of our income tax returns by the Internal Revenue Service and other tax authorities. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes. Outcomes from these continuous examinations could have a material adverse effect on our financial condition, results of operations or cash flows. Our 2008 United States federal income tax return is currently under audit by the United States Internal Revenue Service.

We are subject to fluctuations in currency exchange rates and limitations on the expatriation or conversion of currencies, which may result in significant financial charges, increased costs of operations or decreased demand for our products and services.

During the year ended December 31, 2009, 22.8% of our revenues were earned in non-U.S. currencies, while a significant portion of our capital and operating expenditures and all of our outstanding debt, was priced in U.S. dollars. In addition, we report our results of operations in U.S. dollars. Accordingly, fluctuations in exchange rates relative to the U.S. dollar could have a material adverse effect on our earnings or the value of our assets.

Any depreciation of local currencies in the countries in which we conduct business may result in increased costs to us for imported equipment and may, at the same time, decrease demand for our products and services in the affected markets. If our operating companies distribute dividends in local currencies in the future, the amount of cash we receive will also be affected by fluctuations in exchange rates. In addition, some of the countries in which we have operations do or may restrict the expatriation or conversion of currency.

We have not implemented any hedging strategies to mitigate risks related to the impact of fluctuations in exchange rates. Even if we were to implement hedging strategies, not every exposure can be hedged, and, where hedges are put in place based on expected non-U.S. exchange exposure, they are based on forecasts which may vary or which may later prove to have been inaccurate. Failure to hedge successfully or anticipate currency risks accurately could harm our business, financial condition and results of operations.

Risks Related to This Offering

Some of our stockholders could together exert control over our Company after completion of this offering.

As of September 30, 2010, funds affiliated with Altira owned in the aggregate shares representing approximately 24.5% of our outstanding voting power. A managing member of the general partner of Altira, Dirk McDermott, currently serves on our board of directors. After the completion of this offering, funds affiliated with Altira will own in the aggregate shares representing approximately 15.3% of our outstanding voting power, or approximately 14.4% if the underwriters exercise their over-allotment option in full. As of September 30, 2010, funds associated with Sanders Morris owned in the aggregate shares representing approximately 22.5% of our outstanding voting power. One managing member of the general partner of Sanders Morris, Charles L. Davis, currently serves on our board of directors. After the completion of this offering, funds affiliated with Sanders Morris will own in the aggregate shares representing approximately 13.8% of our outstanding voting power, or approximately 12.9% if the underwriters exercise their over-allotment option in full. Additionally, as of September 30, 2010, funds associated with Cubera owned in the aggregate shares representing approximately 39.0% of our outstanding voting power. One managing member of the general partner of Cubera, Ørjan Svanevik, currently serves on our board of directors. After completion of this offering, affiliates of Cubera will own in the aggregate shares representing approximately 26.5% of our outstanding voting power, or approximately 24.9% if the underwriters exercise their over-allotment option in full. As a result, these stockholders could together control all matters presented to our stockholders for approval, including election and removal of our directors and change of control transactions. The interests of these stockholders may not always coincide with the interests of the other holders of our common stock.

As a public company, we will incur additional cost and face increased demands on our management and key employees.

We have never operated as a public company. As a public company, we will incur significant legal, accounting and other expenses, as well as Board of Director related expenses, that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as rules implemented by the Securities and Exchange Commission, or the SEC, and The NASDAQ Global Market, or the NASDAQ, impose various requirements on public companies. Our management and other personnel will devote substantial amounts of time to these requirements, and we will hire additional people and increase the salaries of others to compensate them for the additional duties that they will have to perform. We expect these requirements to significantly increase our legal and financial compliance costs and to make some activities more time-consuming and costly. In addition, we will incur additional costs associated with our public company reporting requirements. These rules and regulations also make it more difficult and more expensive for us to obtain director and officer liability insurance. We cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. If our profitability is harmed by these additional costs, it could have a negative effect on the trading price of our common stock.

We have identified a material weakness, a significant deficiency and other deficiencies in our internal controls for the year ended December 31, 2009 and a significant deficiency and other deficiencies in our internal controls for the year ended December 31, 2008 that, if not properly remediated, could result in material misstatements in our financial statements in future periods and impair our ability to comply with the accounting and reporting requirements applicable to public companies.

In relation to our consolidated financial statements for the year ended December 31, 2009, we identified a material weakness, a significant deficiency and other deficiencies in our internal controls over financial reporting. We identified a material weakness in our internal controls over our financial close and reporting cycle, a significant deficiency in our internal controls over our property and equipment records and accounting, and deficiencies in our internal controls relating to our accounting for revenue, expenditure, payroll, income taxes, as well as general computer controls.

A “deficiency” in internal control over financial reporting exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A deficiency in design exists when (a) a control necessary to meet the control objective is missing, or (b) an existing control is not properly designed so that, even if the control operates as designed, the control objective would not be met. A deficiency in operation exists when (a) a properly designed control does not operate as designed, or (b) the person performing the control does not possess the necessary authority or competence to perform the control effectively.

A “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the entity’s financial statements will not be prevented, or detected and corrected on a timely basis.

A “significant deficiency” is a deficiency, or combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

In relation to our consolidated financial statements for the year ended December 31, 2008, we identified a significant deficiency in our internal controls over our year end financial reporting process and other deficiencies relating to our control environment, general corporate controls and business cycle controls.

Our independent registered public accounting firm’s audit for the years ended December 31, 2007, 2008 and 2009 included consideration of internal control over financial reporting as a basis for designing their audit procedures, but not for the purpose of expressing an opinion on the effectiveness of our internal controls over financial reporting. If such an evaluation had been performed or when we are required to perform such an evaluation, additional material weaknesses, significant deficiencies and other deficiencies may have been or may be identified. Ensuring that we have adequate internal financial and accounting controls and procedures in place to help produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be evaluated frequently. We will incur increased costs and demands upon management as a result of complying with the laws and regulations affecting public companies relating to internal controls, which could harm our business, financial condition and results of operations.

Because of the deficiencies identified, there is heightened risk that a material misstatement of our annual or quarterly financial statements relating to the periods that these deficiencies existed was not prevented or detected. We have taken steps to remediate these deficiencies, including hiring additional accounting and finance personnel, upgrading our accounting system and engaging consultants. Although we believe we have started the process to remediate these deficiencies, we cannot be certain that our efforts will be successful or that similar deficiencies will not recur. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Internal Control over Financial Reporting” for a discussion of our remediation efforts.

Our internal growth plans will also put additional strains on our internal controls if we do not augment our resources and adapt our procedures in response to this growth. As a public company, we will be required to comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 regarding internal controls beginning with our fiscal year ending December 31, 2011. In the event that we have not adequately remedied these deficiencies, and if we fail to maintain proper and effective internal controls in future periods, we could become subject to potential review by the NASDAQ, the SEC or other regulatory authorities, which could require additional financial and management resources, could result in our delisting by the NASDAQ, could compromise our ability to run our business effectively and could cause investors to lose confidence in our financial reporting.

If securities analysts do not publish research or reports about our business or if they publish negative evaluations of our stock, the price of our stock could decline.

The trading market for our common stock depends in part on the research and reports that industry or financial analysts publish about us or our business. We do not currently have and may never obtain research coverage by industry or financial analysts. If no or few analysts commence coverage of us, the trading price of our stock would likely decrease. Even if we do obtain analyst coverage, if one or more of the analysts covering our business downgrade their evaluations of or recommendations regarding our stock, or if one or more of the analysts cease providing research coverage on our stock, the price of our stock could decline.

We will retain broad discretion in using the net proceeds from this offering and may spend a substantial portion in ways with which you do not agree.

Our management will retain broad discretion to allocate the net proceeds of this offering. The net proceeds may be applied in ways with which you and other investors in the offering may not agree, or which do not increase the value of your investment. We intend to use $0.4 million to pay an IPO success bonus to some of our key employees, including some of our named executive officers. We anticipate that we will use the remainder of the net proceeds for working capital and other general corporate purposes, which may include the acquisition of other businesses, products or technologies. We have not allocated these remaining net proceeds for any specific purpose. Our management might not be able to yield a significant return, if any, on any investment of these net proceeds.

We do not know whether a market will develop for our common stock or what the market price of our common stock will be and as a result, it may be difficult for you to sell your common stock.

Before this offering, there was no public trading market for our common stock. If a market for our common stock does not develop or is not sustained, it may be difficult for you to sell your shares of our common stock at an attractive price or at all. We cannot predict the prices at which our common stock will trade. The initial public offering price for our common stock will be determined through negotiations with the underwriters and may not bear any relationship to the market price at which the common stock will trade after this offering or to any other established criteria regarding our value. It is possible that in one or more future periods our results of operations may be below the expectations of public market analysts and investors and, as a result of these and other factors, the price of our common stock may fall.

Sales of outstanding shares of our common stock into the market in the future could cause the market price of our common stock to drop significantly, even if our business is doing well.

If our existing stockholders sell or indicate an intention to sell substantial amounts of our common stock in the public market, the trading price of our common stock could decline substantially. After this offering, approximately 14.2 million shares of our common stock will be outstanding if the underwriters do not exercise their over-allotment option. Of these shares, 5.0 million shares of our common stock sold in this offering will be freely tradable, without restriction, in the public market and more than 98.0% of the remaining outstanding shares are subject to 180-day contractual lock-up agreements with our underwriters. Deutsche Bank Securities Inc. may, in its discretion, permit our directors, officers, employees and current stockholders who are subject to these contractual lock-ups to sell shares prior to the expiration of the lock-up agreements. These lock-ups are subject to extension for up to an additional 34 days under some circumstances. See “Shares Eligible for Future Sale—Lock-Up Agreements”.

After the lock-up agreements pertaining to this offering expire, up to an additional approximately 9.1 million shares will be eligible for sale in the public market, approximately 8.2 million of which are held by directors and executive officers and our other affiliates and will be subject to volume limitations under Rule 144 under the Securities Act of 1933, or the Securities Act. In addition, the approximately 4.3 million shares underlying options that are either subject to the terms of our equity compensation plans or reserved for future issuance under our equity compensation plans and warrants will become eligible for sale in the public market to the extent permitted by the provisions of various option agreements, warrants and Rules 144 and 701 under the Securities Act. For additional information, see “Shares Eligible for Future Sale”.

You will experience immediate and substantial dilution in your investment.

The offering price of the common stock is substantially higher than the net tangible book value per share of our common stock, which on a pro forma basis was $10.49 per share of common stock as of September 30, 2010. As a result, you will experience immediate and substantial dilution in pro forma net tangible book value when you buy common stock in this offering. This means that you will pay a higher price per share than the amount of our total tangible assets, less our total liabilities, divided by the number of shares of common stock outstanding. Holders of our common stock will experience further dilution if: the underwriters’ over-allotment option to purchase additional common stock from us pursuant to this offering is exercised; options or other rights to purchase our common stock that are outstanding or that we may issue in the future are exercised or converted; or we issue additional shares of our common stock at prices lower than our net tangible book value at such time.

Provisions in our organizational documents and in the Delaware General Corporation Law may prevent takeover attempts that could be beneficial to our stockholders.

Provisions in our post-offering certificate of incorporation and post-offering bylaws and in the Delaware General Corporation Law, may make it difficult and expensive for a third-party to pursue a takeover attempt we oppose even if a change in control of our Company would be beneficial to the interests of our stockholders. Any provision of our post-offering certificate of incorporation or post-offering bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock. In our post-offering certificate of incorporation, our board of directors will have the authority to issue up to 10,000,000 shares of preferred stock in one or more series and to fix the powers, preferences and rights of each series without stockholder approval. The ability to issue preferred stock could discourage unsolicited acquisition proposals or make it more difficult for a third party to gain control of our Company, or otherwise could adversely affect the market price of our common stock. Further, as a Delaware corporation, we are subject to Section 203 of the Delaware General Corporation Law. This section generally prohibits us from engaging in mergers and other business combinations with stockholders that beneficially own 15% or more of our voting shares, or with their affiliates, unless our directors or stockholders approve the business combination in the prescribed manner. However, because funds affiliated with Altira, Sanders Morris and Cubera acquired their shares prior to this offering, Section 203 is currently inapplicable to any business combination or transaction with them or their affiliates. Our post-offering bylaws require that any stockholder proposals or nominations for election to our board of directors must meet specific advance notice requirements and procedures, which make it more difficult for our stockholders to make proposals or director nominations.

We do not plan to pay dividends on our common stock and consequently, the only opportunity to achieve a return on an investment in our common stock is if the price of our common stock appreciates.

We do not plan to declare dividends on our common stock for the foreseeable future and do not plan to pay dividends on our common stock. In addition, our term loan agreement limits our ability to pay dividends on our common stock. The only opportunity to achieve a positive return on an investment in our common stock for the foreseeable future may be if the market price of our common stock appreciates.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the sections entitled “Prospectus Summary”, “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, and “Our Company”, contains forward-looking statements. We may, in some cases, use words such as “project”, “believe”, “anticipate”, “plan”, “expect”, “estimate”, “intend”, “should”, “would”, “could”, “potentially”, “will”, or “may”, or other words that convey uncertainty of future events or outcomes to identify these forward-looking statements. Forward-looking statements in this prospectus include statements about:

•	potential impact of the recent rig explosion in the Gulf of Mexico and resulting oil spill;

•	competition and competitive factors in the markets in which we operate;

•	demand for our products and services;

•	the advantages of our services compared to others;

•	changes in customer preferences and our ability to adapt our product and services offerings;

•	our ability to develop and maintain positive relationships with our customers;

•	our ability to retain and hire necessary employees and appropriately staff our marketing, sales and distribution efforts;

•	our spending of the proceeds from this offering;

•	our cash needs and expectations regarding cash flow from operations;

•	our ability to manage and grow our business and execute our business strategy;

•	our financial performance; and

•	the costs associated with being a public company.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. There are a number of important factors that could cause actual results to differ materially from the results anticipated by these forward-looking statements, which apply only as of the date of this prospectus. These important factors include those that we discuss in this prospectus under the caption “Risk Factors” and elsewhere. You should read these factors and the other cautionary statements made in this prospectus as being applicable to all related forward-looking statements wherever they appear in this prospectus. If one or more of these factors materialize, or if any underlying assumptions prove incorrect, our actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward-looking statements. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

MARKET, INDUSTRY AND OTHER DATA

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity and market size, is based on information from various sources, on assumptions that we have made that are based on that information and other similar sources and on our knowledge of the markets for our services. That information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. We have not independently verified any third party information and cannot assure you of its accuracy or completeness. While we believe the market position, market opportunity and market size information included in this prospectus is generally reliable, such information is inherently imprecise. In addition, projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate is necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

INVESTORS OUTSIDE THE UNITED STATES

For investors outside the United States: we have not, the selling stockholders have not and the underwriters have not done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

USE OF PROCEEDS

We estimate that the net proceeds we will receive from this offering will be approximately $45.0 million (or approximately $52.0 million if the underwriters exercise their option to purchase additional shares of common stock in full), based on the assumed initial public offering price of $15.00 per share, which is the midpoint of the range included on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders. A $1.00 increase or decrease in the assumed initial public offering price of $15.00 per share would increase or decrease the net proceeds we receive from this offering by approximately $3.1 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriter discounts and commissions and estimated offering expenses payable by us.

We expect to use $400,000 of the proceeds to pay an IPO success bonus to some of our key employees, including some of our named executive officers, upon completion of this offering. See “Executive Compensation—IPO Success Bonus” for more information concerning this bonus.

We expect to use the remainder of the net proceeds for working capital and other general corporate purposes, which may include the expansion of our current business through acquisitions or investments in other complementary businesses, products or technologies. We have no agreements or commitments with respect to any acquisitions at this time. We will have broad discretion in the way we use the net proceeds.

Pending use of the net proceeds from this offering described above, we intend to invest the net proceeds in short- and intermediate-term interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the United States government.

The primary purposes of this offering are to raise additional capital, create a public market for our common stock, allow us easier and quicker access to the public markets should we need more capital in the future, increase the profile and prestige of our Company with existing and possible future customers, vendors and strategic partners, and make our stock more valuable and attractive to our employees and potential employees for compensation purposes.

DIVIDEND POLICY

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings to support the operation of and to finance the growth and development of our business. Accordingly, we do not anticipate paying any cash dividends in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to compliance with certain covenants under our credit facility, which restricts or limits our ability to pay dividends, and will depend on our financial condition, operating results, capital requirements, general business conditions and other factors that our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents, our current maturities of long-term debt and our capitalization as of September 30, 2010 on:

•	an actual basis;

•	a pro forma basis after giving effect to (i) the conversion of all outstanding shares of our preferred stock and accrued and unpaid dividends on our series B and series C preferred stock into an aggregate of 3,973,738 shares of our common stock, plus approximately 625 additional shares of our common stock for each day after September 30, 2010, before this offering is completed, for the daily accrual of unpaid dividends on our series B and series C preferred stock, (ii) the issuance of 1,326,252 shares of our common stock, plus an additional 200 shares of our common stock for each day after September 30, 2010, before this offering is completed, for the daily accrual of unpaid dividends on our series B and series C preferred stock, based on the assumed initial public offering price of $15.00 per share, which is the midpoint of the range included on the cover page of this prospectus, to pay our preferred stockholders the major event preference, and (iii) the exercise of the Escalate Warrants on a cashless basis for an aggregate of 231,090 shares of our common stock, plus an additional 27 shares of our common stock for each day after September 30, 2010, before this offering is completed, for the daily accrual of the anti-dilution adjustment, each of which will occur immediately prior to the closing of this offering; and

•	a pro forma as adjusted basis to give further effect to (i) our filing of our post-offering certificate of incorporation, which authorizes 10,000,000 shares of non-designated preferred stock, does not authorize series A preferred stock, series B preferred stock and series C preferred stock and increases the number of shares of authorized common stock to 190,000,000, and (ii) the sale by us of 3,333,334 shares of common stock in this offering at an assumed initial public offering price of $15.00 per share, the midpoint of the range set forth on the cover page of this prospectus, and our receipt of the estimated net proceeds from that sale after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read the following table in conjunction with the sections titled “Selected Consolidated Financial Data”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

	As of September 30, 2010
			Pro Forma As
	Actual	Pro Forma	Adjusted
	(in thousands, except share and
	per share data)

Cash and cash equivalents	$14,514	$14,514	$59,514

Restricted cash (1)	10,000	10,000	10,000

Current maturities of long-term debt	8,644	8,644	8,644
Long-term debt	24,529	24,529	24,529
Preferred stock derivatives	44,447	—	—
Series A Preferred Stock, $0.001 par value; 2,790,000, 2,790,000 and zero shares authorized actual, pro forma, and pro forma as adjusted, 2,750,000, zero and zero issued and outstanding actual, pro forma, and pro forma as adjusted	2,750	—	—

	As of September 30, 2010
			Pro Forma As
	Actual	Pro Forma	Adjusted
	(in thousands, except share and
	per share data)

Series B Preferred Stock, $0.001 par value; 3,127,608, 3,127,608 and zero shares authorized actual, pro forma, and pro forma as adjusted, 3,127,608, zero and zero issued and outstanding actual, pro forma, and pro forma as adjusted	5,876	—	—
Series C Preferred Stock, $0.001 par value; 10,000,000, 10,000,000 and zero shares authorized actual, pro forma, and pro forma as adjusted; 8,003,286, zero and zero shares, issued and outstanding actual, pro forma, and pro forma as adjusted	9,520	—	—
Preferred Stock, $0.001 par value; zero, zero and 10,000,000 shares authorized actual, pro forma, and pro forma as adjusted; zero, zero, and zero shares issued and outstanding actual, pro forma, and pro forma as adjusted	—	—	—
Stockholders equity (deficit)
Common stock, $0.001 par value; 52,000,000, 52,000,000 and 190,000,000 shares authorized actual, pro forma, and pro forma as adjusted; 5,318,628, 10,849,708 and 14,183,042 shares issued and outstanding actual, pro forma, and pro forma as adjusted	5	11	14
Additional paid-in capital	7,380	69,967	114,964
Accumulated deficit	(37,660)	(37,660)	(37,660)

Accumulated other comprehensive income	483	483	483

Total RigNet, Inc. stockholders’ equity (deficit)	(29,792)	32,801	77,801

Non-redeemable, non-controlling interest	81	81	81

Total capitalization	$66,055	$66,055	$111,055

(1)	Represents restricted cash to satisfy credit facility requirements, of which $7.5 million was non-current.

Each $1.00 increase or decrease in the assumed initial public offering price of $15.00 per share, the midpoint of the range set forth on the cover page of this prospectus, would increase or decrease the amount of cash and cash equivalents, additional paid-in capital, total RigNet, Inc. stockholders’ equity (deficit) and total capitalization by approximately $3.1 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

Each $1.00 increase or decrease in the assumed initial public offering price of $15.00 per share, which is the midpoint of the range set forth on the cover page of this prospectus, would increase or decrease the number of shares of our common stock outstanding upon the closing of this offering by approximately 83,045 shares, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

This table excludes the following shares:

•	2,599,809 shares of our common stock issuable upon the exercise of options and warrants (other than the Escalate Warrants) outstanding as of September 30, 2010 with a weighted average exercise price of $5.08 per share;

•	3,000,000 shares of our common stock reserved for future issuance under our 2010 Omnibus Incentive Plan;

DILUTION

If you invest in our common stock, your interest will be diluted immediately to the extent of the difference between the initial public offering price per share of our common stock in this offering and the pro forma as adjusted net tangible book value per share of our common stock after this offering.

Our net tangible book value as of September 30, 2010 was $19.0 million, or $3.57 per share of common stock. Net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of our common stock outstanding. On a pro forma basis, after giving effect to (i) the conversion immediately prior to this offering of all outstanding shares of our preferred stock and accrued and unpaid dividends on our series B and series C preferred stock into an aggregate of 3,973,738 shares of our common stock, plus approximately 625 additional shares of our common stock for each day after September 30, 2010, before this offering is completed, for the daily accrual of unpaid dividends on our series B and series C preferred stock, (ii) the issuance of 1,326,252 shares of our common stock, plus an additional 200 shares of our common stock for each day after September 30, 2010, before this offering is completed, for the daily accrual of unpaid dividends on our series B and series C preferred stock, based on the assumed initial public offering price of $15.00 per share, which is the midpoint of the range included on the cover page of this prospectus, to pay our preferred stockholders the major event preference, and (iii) the exercise of the Escalate Warrants on a cashless basis for an aggregate of 231,090 shares of our common stock, plus an additional 27 shares of our common stock for each day after September 30, 2010, before this offering is completed, for the daily accrual of the anti-dilution adjustment, our net tangible book value as of September 30, 2010 was $19.0 million, or $1.75 per share of common stock.

After giving further effect to our issuance and sale of 3,333,334 shares of common stock in this offering, less the estimated underwriting discounts and commissions and estimated offering expenses payable by us, based upon an assumed initial public offering price of $15.00 per share, the midpoint of the range set forth on the cover page of this prospectus, our pro forma as adjusted net tangible book value as of September 30, 2010 would have been $64.0 million, or $4.51 per share of common stock. This represents an immediate increase in net tangible book value per share of $2.76 to existing stockholders and an immediate dilution of $10.49 per share to new investors. Dilution per share to new investors is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the initial public offering price per share paid by a new investor. The following table illustrates the per share dilution:

Initial public offering price per share of common stock		$15.00
Actual net tangible book value per share as of September 30, 2010	$3.57
Decrease per share attributable to conversion of preferred stock, payment of major event preference and exercise of Escalate Warrants	(1.82)

Pro forma net tangible book value per share as of September 30, 2010	1.75
Increase per share attributable to new investors	2.76

Pro forma as adjusted net tangible book value per share after this offering		4.51

Dilution per share to new investors		$10.49

If the underwriters exercise their option to purchase additional shares of our common stock from us in full in this offering, the pro forma as adjusted net tangible book value per share after the offering would be $4.83 per share, the increase in pro forma as adjusted net tangible book value per share to existing stockholders would be $0.32 per share and the dilution to new investors purchasing shares in this offering would be $10.17 per share.

A $1.00 increase or decrease in the assumed initial public offering price of $15.00 per share, which is the midpoint of the range set forth on the cover page of this prospectus, would increase or decrease our pro forma as adjusted net tangible book value as of September 30, 2010 by approximately $4.7 million, would increase or decrease the pro forma as adjusted net tangible book value per share after this offering by $0.35 per share and would increase or decrease the dilution in pro forma as adjusted net tangible book value per share to new investors in this offering by $0.35 per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, as of September 30, 2010, on the pro forma as adjusted basis described above, the number of shares of our common stock purchased from us, the total consideration paid to us, and the average price per share paid to us by existing stockholders and to be paid by new investors purchasing shares of our common stock in this offering.

			Total
	Shares Purchased		Consideration		Average Price
	Number	Percent	Amount	Percent	per Share

Existing stockholders	10,849,708	76.5%	$38,648,308	43.6%	$3.57
New investors	3,333,334	23.5	50,000,010	56.4	15.00

Total	14,183,042	100%	$88,648,318	100%

A $1.00 increase or decrease in the assumed initial public offering price of $15.00 per share, which is the midpoint of the range set forth on the cover page of this prospectus, would increase or decrease total consideration paid to us by investors participating in this offering by approximately $3.1 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and would also increase or decrease the number of shares of our common stock outstanding upon completion of this offering by approximately 83,045 as a result of the resulting increase or decrease in the number of shares issued to pay the major event preference.

The sale of 1,666,666 shares of our common stock to be sold by the selling stockholders in this offering will reduce the number of shares held by existing stockholders to 9,183,042 shares, or 64.7% of the total shares outstanding, and will increase the number of shares held by investors participating in this offering to 5,000,000 shares, or 35.3% of the total shares outstanding. In addition, if the underwriters exercise their over-allotment option in full, the number of shares held by existing stockholders will be further reduced to 8,933,042 shares, or 60.8% of the total shares outstanding, and the number of shares held by investors participating in this offering will be further increased to 5,750,000 shares, or 39.2% of the total shares outstanding.

As of September 30, 2010, there were options and warrants (other than the Escalate Warrants) outstanding to purchase a total of 2,599,809 shares of common stock at a weighted average exercise price of $5.08 per share. The above discussion and table assumes no exercise of options and warrants (other than the Escalate Warrants) outstanding as of September 30, 2010 or of any later issued options and warrants. If all of these options and warrants (other than the Escalate Warrants) were exercised, our existing stockholders, including the holders of these options and warrants (other than the Escalate Warrants), would own 70.2% of the total number of shares of common stock outstanding upon the closing of this offering and our new investors would own 29.8% of the total number of shares of our common stock upon the closing of this offering if the underwriters do not exercise their over-allotment option. If the underwriters exercise their over-allotment option in full, the existing stockholders would own 66.7% of the total number of shares of our common stock outstanding upon the closing of this offering and our new investors would own 33.3% of the total number of shares of our common stock upon the closing of this offering.

SELECTED CONSOLIDATED FINANCIAL DATA

The following table sets forth our selected consolidated statements of income (loss) and comprehensive income (loss), balance sheet and other data for the periods indicated. The selected consolidated statements of income (loss) and comprehensive income (loss) data for the years ended December 31, 2007, 2008 and 2009, and the consolidated balance sheet data as of December 31, 2008 and 2009 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated financial data as of December 31, 2007 have been derived from our audited financial statements that are not included in this prospectus. The selected consolidated financial data as of and for the years ended December 31, 2005 and 2006, have been derived from our unaudited consolidated financial statements that are not included in this prospectus. Our unaudited consolidated financial statements as of September 30, 2010 and for the nine months ended September 30, 2009 and 2010 have been prepared on the same basis as our annual consolidated financial statements and include all adjustments, which include only normal recurring adjustments, necessary in the opinion of management for the fair presentation of this data in all material respects. Our selected consolidated financial data as of September 30, 2010 and for the nine months ended September 30, 2009 and 2010 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. This information should be read in conjunction with “Capitalization”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements contained elsewhere in this prospectus. Our historical results for any prior period are not necessarily indicative of results to be expected in any future period.

Unaudited pro forma net income (loss) per share attributable to RigNet, Inc. common stockholders and unaudited pro forma weighted average shares outstanding reflect conversion of all outstanding convertible preferred stock and accrued and unpaid dividends on our series B and series C preferred stock into shares of our common stock and the payment of the major event preference to our preferred stockholders in shares of our common stock, each of which will occur immediately prior to the closing of this offering.

Each $1.00 increase or decrease in the assumed initial public offering price of $15.00 per share, which is the midpoint of the range set forth on the cover page of this prospectus, would increase or decrease the number of shares of our common stock outstanding upon the closing of this offering by approximately 83,045 shares, the pro forma net income (loss) per share attributable to RigNet, Inc. common stockholders for the nine months ended September 30, 2010 of approximately: Basic $0.01 and Diluted remains unchanged, and the pro forma weighted average shares outstanding for the nine months ended September 30, 2010 of approximately: Basic 83 and Diluted 872 assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

During 2006, the Company acquired 100% of OilCamp AS, or OilCamp, as well as a 75.0% controlling interest in LandTel Communications LLC, or LandTel, which established a 25.0% redeemable, non-controlling interest. The Company subsequently acquired the remaining non-controlling interest in LandTel with purchases made in December 2008 (10.7%), February 2009 (7.3%) and August 2010 (7.0%). As a result, the comparability of the financial data disclosed in the following table may be affected.

We have never declared or paid any cash dividends.

						Nine Months Ended
	Year Ended December 31,					September 30,
	2005	2006	2007	2008	2009	2009	2010
	(in thousands, except per share data)

Consolidated Statements of Income (Loss) and Comprehensive Income (Loss) Data:
Revenue	$13,282	$29,214	$67,164	$89,909	$80,936	$60,871	$68,604
Expenses:
Cost of revenue	5,200	16,290	29,747	39,294	35,165	26,200	31,242
Depreciation and amortization	2,237	5,863	9,451	10,519	12,554	9,596	11,349
Impairment of goodwill	—	—	—	—	2,898	2,898	—
Selling and marketing	1,875	4,123	2,405	2,605	2,187	1,559	1,576
General and administrative	4,938	9,540	20,338	21,277	16,444	11,213	15,858

Total expenses	14,250	35,816	61,941	73,695	69,248	51,466	60,025

Operating income (loss)	(968)	(6,602)	5,223	16,214	11,688	9,405	8,579
Interest expense	(230)	(1,401)	(5,497)	(2,464)	(5,146)	(4,638)	(1,174)
Other income (expense), net	(78)	26	(63)	27	304	186	(645)
Change in fair value of preferred stock derivatives	—	(7,657)	(1,156)	2,461	(21,009)	(13,865)	(12,384)

Income (loss) before income taxes	(1,276)	(15,634)	(1,493)	16,238	(14,163)	(8,912)	(5,624)
Income tax expense	—	(115)	(628)	(5,882)	(5,457)	(3,863)	(4,953)

Net income (loss)	(1,276)	(15,749)	(2,121)	10,356	(19,620)	(12,775)	(10,577)
Less: Net income (loss) attributable to:
Non-redeemable, non-controlling interest	—	—	167	235	292	230	211
Redeemable, non-controlling interest	—	151	971	1,715	10	15	25

Net income (loss) attributable to RigNet, Inc. stockholders	$(1,276)	$(15,900)	$(3,259)	$8,406	$(19,922)	$(13,020)	$(10,813)

Net income (loss) attributable to RigNet, Inc. common stockholders	$(1,811)	$(23,451)	$(3,931)	$(4,190)	$(22,118)	$(14,610)	$(13,293)

Net income (loss) per share attributable to:
RigNet, Inc. common stockholders:
Basic	$(1.80)	$(8.48)	$(0.74)	$(0.79)	$(4.16)	$(2.75)	$(2.50)
Diluted	$(1.80)	$(8.48)	$(0.74)	$(0.79)	$(4.16)	$(2.75)	$(2.50)
Weighted average shares outstanding:
Basic	1,005	2,765	5,279	5,301	5,312	5,310	5,318
Diluted	1,005	2,765	5,279	5,301	5,312	5,310	5,318
Consolidated Balance Sheet Data:
Cash and cash equivalents	$316	$3,096	$6,862	$15,376	$11,379	$13,917	$14,514
Restricted cash—current portion	—	—	—	775	2,500	2,500	2,500
Restricted cash—long-term portion	—	—	—	—	7,500	7,500	7,500
Total assets	16,862	65,485	72,925	89,517	88,810	88,175	93,179
Current maturities of long-term debt	2,891	11,550	11,807	5,753	8,664	8,697	8,644
Long-term deferred revenue	391	693	679	1,516	348	293	348
Long-term debt	331	12,007	20,427	18,322	21,022	23,183	24,529
Preferred stock derivatives	—	8,241	9,808	8,413	30,446	22,962	44,447
Preferred stock	11	13,457	14,097	16,257	17,333	17,060	18,146
Other Data:
Adjusted EBITDA (non-GAAP measure)	$1,171	$(471)	$17,536	$30,409	$29,093	$22,751	$21,311
Pro forma as adjusted net income (loss) attributable to
RigNet, Inc. common stockholders					$3,074		$1,630

Pro forma as adjusted net income per share attributable to
RigNet, Inc. common stockholders:
Basic					$0.22		$0.11

Diluted					$0.20		$0.10

Pro forma as adjusted weighted average shares outstanding:
Basic					14,156		14,182

Diluted					15,712		15,845

The following table presents a reconciliation of net income (loss) to Adjusted EBITDA for each of the periods identified. Net income (loss) is the most comparable GAAP measure to Adjusted EBITDA.

						Nine Months Ended
	Year Ended December 31,					September 30,
	2005	2006	2007	2008	2009	2009	2010
	(in thousands)

Reconciliation of Net Income (Loss) to Adjusted EBITDA:
Net income (loss)	$(1,276)	$(15,749)	$(2,121)	$10,356	$(19,620)	$(12,775)	$(10,577)
Interest expense	230	1,401	5,497	2,464	5,146	4,638	1,174
Depreciation and amortization	2,237	5,863	9,451	10,519	12,554	9,596	11,349
Impairment of goodwill	—	—	—	—	2,898	2,898	—
(Gain) loss on sale of property and equipment	(20)	—	(27)	(92)	111	91	320
Change in fair value of preferred stock derivatives	—	7,657	1,156	(2,461)	21,009	13,865	12,384
Stock-based compensation	—	242	169	231	277	203	334
Initial public offering costs	—	—	2,783	3,510	1,261	372	1,374
Income tax expense	—	115	628	5,882	5,457	3,863	4,953

Adjusted EBITDA (non-GAAP measure)	$1,171	$(471)	$17,536	$30,409	$29,093	$22,751	$21,311

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

You should read the following discussion together with our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements about our business and operations. Our actual results may differ materially from those we currently anticipate as a result of the factors we describe under “Risk Factors” and elsewhere in this prospectus.

Overview

We, along with our wholly and majority-owned subsidiaries, provide information and communication technology for the oil and gas industry through a controlled and managed IP/MPLS global network, enabling drilling contractors, oil companies and oilfield service companies to communicate more effectively.

We enable our customers to deliver voice, fax, video and data, in real-time, between remote sites and home offices throughout the world while we manage and operate the infrastructure from our land-based network operations center. We serve offshore drilling rigs and production platforms, land rigs and remote locations including offices and supply bases, in approximately 30 countries on six continents.

Our Operations

We focus on developing customer relationships with the owners and operators of drilling rig fleets resulting in a significant portion of our revenue being concentrated in a few customers. In addition, due to the concentration of our customers in the oil and gas industry, we face the challenge of service demands fluctuating with the exploration and development plans and capital expenditures of that industry.

Network service customers are primarily served under fixed-price, day-rate contracts, which are based on the concept of pay per day of use and are consistent with terms used in the oil and gas industry. Our contracts are generally in the form of Master Service Agreements, or MSAs, with specific services being provided under individual service orders that have a term of one to three years with renewal options, while land-based locations are generally shorter term or terminable on short notice without a penalty. Service orders are executed under the MSA for individual remote sites or groups of sites, and generally can be terminated early on short notice without penalty in the event of force majeure, breach of the MSA or cold stacking of a drilling rig (when a rig is taken out of service and is expected to be idle for a protracted period of time). In the year ended December 31, 2009, our largest customer, who has been our customer for over five years, provided approximately 10.9% of our total revenue. Further, from 2007 to 2009, revenue generated from this customer grew at a compounded annual rate of 28.7%.

We operate three reportable business segments based on geographic location, which are managed as distinct business units.

•	Eastern Hemisphere. Our eastern hemisphere segment provides remote communications services for offshore drilling rigs, production facilities, energy support vessels and other remote sites. Our eastern hemisphere segment services are performed out of our Norway, Qatar, United Kingdom and Singapore based offices for customers and rig sites located on the eastern side of the Atlantic Ocean primarily off the coasts of the U.K., Norway and West Africa, around the Indian Ocean in Qatar, Saudi Arabia and India, around the Pacific Ocean near Australia, and within the South China Sea.

•	Western Hemisphere. Our western hemisphere segment provides remote communications services for offshore drilling rigs, production facilities, energy support vessels and other remote sites. Our western hemisphere segment services are performed out of our United States and Brazil based offices for customers and rig sites located on the western side of the Atlantic Ocean primarily off the coasts of the United States, Mexico and Brazil, and within the Gulf of Mexico, but excluding land rigs and other land-based sites in North America.

•	U.S. Land. Our U.S. land segment provides remote communications services for drilling rigs and production facilities located onshore in North America. Our U.S. land segment services are performed out of our Louisiana based office for customers and rig sites located in the continental United States.

Cost of revenue consists primarily of satellite charges, voice and data termination costs, network operations expenses, Internet connectivity fees and direct service labor. Satellite charges consist of the costs associated with obtaining satellite bandwidth (the measure of capacity) used in the transmission of service to and from leased satellites. Network operations expenses consist primarily of costs associated with the operation of our network operations center, which is maintained 24 hours a day, seven days a week. Depreciation and amortization is recognized on all property and equipment either installed at a customer’s site or held at our corporate and regional offices, as well as intangibles arising from acquisitions. Selling and marketing expenses consist primarily of salaries and commissions, travel costs and marketing communications. General and administrative expenses consist of expenses associated with our management, finance, contract, support and administrative functions.

Profitability increases at a site as we add customers and value-added services. Assumptions used in developing the day rates for a site may not cover cost variances from inherent uncertainties or unforeseen obstacles, including both physical conditions and unexpected problems encountered with third party service providers. Profitability risks, including oil and gas market trends, service responsiveness to remote locations, communication network complexities, political and economic instability in certain regions, export restrictions, licenses and other trade barriers, may result in the delay of service initiation, which may negatively impact our results of operations.

Critical Accounting Policies

Certain of our accounting policies require judgment by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty. These judgments are based on our historical experience, terms of existing contracts, observance of trends in the industry, information provided by our customers, and information available from other outside sources, as appropriate. Actual results may differ from these judgments under different assumptions or conditions. Our accounting policies that require management to apply significant judgment include:

Revenue Recognition

All revenue is recognized when persuasive evidence of an arrangement exists, the service is complete, the amount is fixed or determinable and collectability is reasonably assured. Network service fee revenue is based on fixed-price, day-rate contracts and recognized monthly as the service is provided. Generally, customer contracts also provide for installation and maintenance services. Installation services are paid upon initiation of the contract and recognized over the life of the respective contract. Maintenance charges are recognized as specific services are performed. Deferred revenue consists of installation billings, customer deposits and other prepayments for which services have not yet been rendered. Revenue is reported net of any tax assessed and collected on behalf of a governmental authority. Such tax is then remitted directly to the appropriate jurisdictional entity.

Accounts Receivable

Trade accounts receivable are recognized as customers are billed in accordance with customer contracts. We report an allowance for doubtful accounts for probable credit losses existing in accounts receivable. Management determines the allowance based on a review of currently outstanding receivables and our historical collection experience. Significant individual receivables and balances which have been outstanding greater than 90 days are reviewed individually. Account balances, when determined to be uncollectible, are charged against the allowance.

Property and Equipment

Property and equipment, which consists of rig-based telecommunication equipment (including antennas), computer equipment and furniture and other, is stated at acquisition cost net of accumulated depreciation. Depreciation is calculated using the straight-line method over the expected useful lives of the respective assets, which range from two to seven years. We assess property and equipment for impairment when events indicate the carrying value exceeds fair value. Maintenance and repair costs are charged to expense when incurred. During the years ended December 31, 2008 and 2007, and the nine month period ended September 30, 2010, no events have occurred to indicate an impairment of our property and equipment. During the nine months ended September 30, 2009, in connection with the impairment of goodwill discussed below, we performed the first step of the impairment test of LandTel’s property and equipment and found that the carrying amount of the assets were recoverable indicating that the assets were not impaired.

Preferred Stock Derivatives

Preferred stock derivatives represent conversion and redemption rights associated with our series A, B and C preferred stock, which were bifurcated based on an analysis of the features in relation to the preferred stock. Our preferred stock derivatives are non-current and reported at fair value.

All contracts are evaluated for embedded derivatives which are bifurcated when (a) the economic characteristics and risks of such instruments are not clearly and closely related to the economic characteristics and risks of the preferred stock agreement, (b) the contract is not already reported at fair value and (c) such instruments meet the definition of a derivative instrument and are not scope exceptions under the Financial Accounting Standards Board’s (FASB) guidance on Derivatives and Hedging. As of September 30, 2010 and 2009 and December 31, 2009 and 2008, we have identified embedded features within our preferred stock agreements which qualify as derivatives and are reported separately from preferred stock. See our consolidated financial statements included elsewhere in this prospectus.

Fair values of derivatives are determined using a combination of the expected present value of future cash flows and a market approach. The present value of future cash flows is estimated using our most recent forecast and our weighted average cost of capital. The market approach uses a market multiple on the cash generated from operations. Significant estimates for determining fair value include cash flow forecasts, our weighted average cost of capital, projected income tax rates and market multiples. For the purpose of measuring the fair value of the preferred stock derivatives, all bifurcated derivatives were bundled together for each class of preferred stock and were reported at the aggregate fair value.

Goodwill

Goodwill relates to the acquisitions of LandTel and OilCamp as the consideration paid exceeded the fair value of acquired identifiable net tangible assets and intangibles. Goodwill is reviewed for impairment annually, as of July 31st, with additional evaluations being performed when events or circumstances indicate that the carrying value of these assets may not be recoverable.

Goodwill impairment is determined using a two-step process. The first step of the impairment test is used to identify potential impairment by comparing the fair value of each reporting unit to the book value of the reporting unit, including goodwill. Fair value of the reporting unit is determined using a combination of the reporting unit’s expected present value of future cash flows and a market approach. The present value of future cash flows is estimated using our most recent forecast and our weighted average cost of capital. The market approach uses a market multiple on the reporting unit’s cash generated from operations. Significant estimates for each reporting unit included in our impairment analysis are cash flow forecasts, our weighted average cost of capital, projected income tax rates and market multiples. Changes in these estimates could affect the estimated fair value of our reporting units and result in an impairment of goodwill in a future period.

If the fair value of a reporting unit is less than its book value, goodwill of the reporting unit is considered to be impaired and the second step of the impairment test is performed to measure the amount of impairment loss, if any. The second step of the impairment test compares the implied fair value of the reporting unit’s goodwill with the book value of that goodwill. If the book value of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The implied fair value of goodwill is determined by allocating the reporting unit’s fair value to all of its assets and liabilities other than goodwill in the same manner as a purchase price allocation.

Any impairment in the value of goodwill is charged to earnings in the period such impairment is determined. In 2009, we recognized $2.9 million in impairment of goodwill. Such impairment was a result of a significant reduction in the U.S. land rig count as of June 30, 2009 as a result of reduced natural gas and oil prices. This circumstance resulted in a reduction in our cash flow projections utilizing Spears & Associates, Inc. forward land-based rig count projections in the revision of internal forecasts, which reduced the estimated fair value of our U.S. land reporting unit below its carrying value. Our projections in 2009 provided for a slow recovery of revenue and Adjusted EBITDA (non-GAAP measure) from 2010 through 2014, which is consistent with our year-to-date 2010 results.

We recorded no goodwill impairments in 2007, 2008, or for the nine months ended September 30, 2010. As of July 31, 2010, our latest completed goodwill impairment testing date, the fair values of our reporting units are substantially in excess of their carrying values. While we believe that there appears to be no indication of current or future impairment, historical operating results may not be indicative of future operating results and events and circumstances may occur causing a triggering event in a period as short as three months.

Long-Term Debt

Long-term debt is recognized in the consolidated balance sheets net of costs incurred in connection with obtaining the financing. Debt financing costs are deferred and reported as a reduction to the principal amount of the debt. Such costs are amortized over the life of the debt using the effective interest rate method and included in interest expense in the consolidated statements of income (loss) and comprehensive income (loss). We believe the carrying amount of our debt, which has a floating interest rate, approximates fair value, since the interest rates are based on short-term maturities and recent quoted rates from financial institutions.

Stock-Based Compensation

We have two stock-based compensation plans, the RigNet, Inc. 2006 Long-Term Incentive Plan, or the 2006 Plan, and the RigNet Inc. 2001 Performance Stock Option Plan, or the 2001 Plan. All equity instruments granted under the two stock-based compensation plans are settled in stock.

We recognize expense for stock-based compensation using the calculated fair value of options on the grant date of the awards. Fair value of options on the grant date is determined using the Black-Scholes model, which requires judgment in estimating the expected term of the option, risk-free interest rate, expected volatility of our stock and dividend yield of the option. We did not issue fractional shares nor pay cash in lieu of fractional shares and currently do not have any awards accounted for as a liability.

Our policy is to recognize compensation expense for service-based awards on a straight-line basis over the requisite service period for the entire award. Stock-based compensation expense is based on awards ultimately expected to vest.

The fair value of each option award is estimated on the grant date using a Black-Scholes option valuation model, which uses certain assumptions as of the date of grant:

•	Expected Volatility—based on peer group price volatility for periods equivalent to the expected term of the options

•	Expected Term—expected life adjusted based on management’s best estimate for the effects of non-transferability, exercise restriction and behavioral considerations

•	Risk-free Interest Rate—risk-free rate, for periods within the contractual terms of the options, is based on the U.S. Treasury yield curve in effect at the time of grant

•	Dividend Yield—expected dividends based on the Company’s historical dividend rate at the date of grant

Taxes

Income taxes are provided using the asset and liability method. Under this method, income taxes (i.e., deferred tax assets, deferred tax liabilities, taxes currently payable, refunds receivable and tax expense) are recorded based on amounts refundable or payable in the current year and include the results of any difference between book and tax reporting. Deferred income taxes reflect the tax effect of net operating losses, foreign tax credits and the tax effects of temporary differences between the carrying amount of assets and liabilities for financial statement and income tax purposes, as determined under enacted tax laws and rates. Valuation allowances are established when management determines that it is more likely than not that some portion or the entire deferred tax asset will not be realized. The financial effect of changes in tax laws or rates is accounted for in the period of enactment.

Effective January 1, 2007, we adopted new accounting provisions requiring the evaluation of our tax positions and recognizing only tax benefits that, more likely than not, will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on technical merits of the position. Tax positions are measured at the largest amount of benefit that has a greater than 50% likelihood of being realized upon settlement. The cumulative effect of applying these provisions on January 1, 2007 resulted in a $0.4 million adjustment to beginning accumulated deficit.

From time to time, we engage in transactions in which the tax consequences may be subject to uncertainty. Examples of such transactions include business acquisitions, certain financing transactions, international investments, stock-based compensation and foreign tax credits. Significant judgment is required in assessing and estimating the tax consequences of these transactions. In the normal course of business, we prepare and file tax returns based on interpretation of tax laws and regulations, which are subject to examination by various taxing authorities. Such examinations may result in future tax and interest assessments by these taxing authorities. In determining our tax provision for financial reporting purposes, we establish a reserve for uncertain income tax positions unless such positions are determined to be more likely than not sustained upon examination, based on their technical merits. There is considerable judgment involved in determining whether positions taken on our tax return will, more likely than not, be sustained.

New Accounting Pronouncements

See our audited and unaudited consolidated financial statements included elsewhere in this prospectus for details regarding our implementation and assessment of new accounting standards.

Results of Operations

The following table sets forth selected financial and operating data for the periods indicated.

				Nine Months Ended		Percentage Change
	Year Ended December 31,			September 30,		2007 to	2008 to	September 30,
	2007	2008	2009	2009	2010	2008	2009	2009 to 2010
	(in thousands, except percentages)

Revenue	$67,164	$89,909	$80,936	$60,871	$68,604	33.9%	(10.0)%	12.7%
Expenses:
Cost of revenue	29,747	39,294	35,165	26,200	31,242	32.1%	(10.5)%	19.2%
Depreciation and amortization	9,451	10,519	12,554	9,596	11,349	11.3%	19.3%	18.3%
Impairment of goodwill	—	—	2,898	2,898	—	—%	—%	(100.0)%
Selling and marketing	2,405	2,605	2,187	1,559	1,576	8.3%	(16.0)%	1.1%
General and administrative	20,338	21,277	16,444	11,213	15,858	4.6%	(22.7)%	41.4%

Total expenses	61,941	73,695	69,248	51,466	60,025	19.0%	(6.0)%	16.6%

Operating income	5,223	16,214	11,688	9,405	8,579	210.4%	(27.9)%	(8.8)%
Other income (expense), net	(6,716)	24	(25,851)	(18,317)	(14,203)	100.4%	*	22.5%

Income (loss) before income taxes	(1,493)	16,238	(14,163)	(8,912)	(5,624)	*	(187.2)%	36.9%
Income tax expense	(628)	(5,882)	(5,457)	(3,863)	(4,953)	(836.6)%	7.2%	(28.2)%

Net income (loss)	(2,121)	10,356	(19,620)	(12,775)	(10,577)	588.3%	(289.5)%	17.2%
Less: net income attributable to non-controlling interests	1,138	1,950	302	245	236	71.4%	(84.5)%	(3.7)%

Net income (loss) attributable to RigNet, Inc. stockholders	$(3,259)	$8,406	$(19,922)	$(13,020)	$(10,813)	357.9%	(337.0)%	17.0%

*	Amount is greater than 1000%, therefore it is not meaningful.

Our business operations are managed through three reportable operating segments: eastern hemisphere, western hemisphere and U.S. land. The following represents selected financial operating results for our segments:

				Nine Months Ended		Percentage Change
	Year Ended December 31,			September 30,		2007 to	2008 to	September 30,
	2007	2008	2009	2009	2010	2008	2009	2009 to 2010
	(in thousands, except percentages)

Eastern hemisphere:
Revenue	$38,229	$54,586	$60,917	$45,835	$45,979	42.8%	11.6%	0.3%
Cost of revenue	20,674	23,721	23,247	17,523	17,986	14.7%	(2.0)%	2.6%

Gross margin(1)	17,555	30,865	37,670	28,312	27,993	75.8%	22.0%	(1.1)%
Depreciation and amortization	3,049	5,186	6,894	5,088	6,022	70.1%	32.9%	18.4%
Selling, general and administrative	3,824	6,974	5,818	4,155	5,520	82.4%	(16.6)%	32.9%

Eastern hemisphere operating income	$10,682	$18,705	$24,958	$19,069	$16,451	75.1%	33.4%	(13.7)%

				Nine Months Ended		Percentage Change
	Year Ended December 31,			September 30,		2007 to	2008 to	September 30,
	2007	2008	2009	2009	2010	2008	2009	2009 to 2010
	(in thousands, except percentages)

Western hemisphere:
Revenue	$12,228	$12,225	$11,222	$8,030	$13,980	(0.0)%	(8.2)%	74.1%
Cost of revenue	3,822	5,599	4,841	3,410	6,556	46.5%	(13.5)%	92.3%

Gross margin(1)	8,406	6,626	6,381	4,620	7,424	(21.2)%	(3.7)%	60.7%
Depreciation and amortization	2,924	1,994	2,428	1,731	2,861	(31.8)%	21.8%	65.3%
Selling, general and administrative	3,705	2,016	1,834	1,228	1,792	(45.6)%	(9.0)%	45.9%

Western hemisphere operating income	$1,777	$2,616	$2,119	$1,661	$2,771	47.2%	(19.0)%	66.8%

U.S. land:
Revenue	$17,480	$23,047	$9,850	$7,617	$8,971	31.8%	(57.3)%	17.8%
Cost of revenue	4,972	9,011	5,195	4,006	4,829	81.2%	(42.3)%	20.5%

Gross margin(1)	12,508	14,036	4,655	3,611	4,142	12.2%	(66.8)%	14.7%
Depreciation and amortization	3,450	3,325	3,204	2,767	2,484	(3.6)%	(3.6)%	(10.2)%
Impairment of goodwill	—	—	2,898	2,898	—	—%	—%	(100.0)%
Selling, general and administrative	5,672	4,166	2,749	2,137	1,910	(26.6)%	(34.0)%	(10.6)%

U.S. land operating income (loss)	$3,386	$6,545	$(4,196)	$(4,191)	$(252)	93.3%	(164.1)%	94.0%

(1)	Gross margin, a non-GAAP measure, is defined as revenue less cost of revenue. This measure is used to evaluate operating margins and the effectiveness of cost management within our operating segments.

Nine Months Ended September 30, 2010 and 2009

Revenue.  Revenue increased by $7.7 million, or 12.7%, to $68.6 million for the nine months ended September 30, 2010 from $60.9 million for the nine months ended September 30, 2009. The increase in revenue was primarily attributable to a 74.1% increase in western hemisphere revenue resulting primarily from our expansion in Brazil and from an increase in contract orders and unit counts. Furthermore, U.S. land revenue increased 17.8% resulting primarily from increased U.S. land rig counts driven by increased natural gas and oil prices.

Cost of Revenue.  Costs increased by $5.0 million, or 19.2%, to $31.2 million for the nine months ended September 30, 2010 from $26.2 million for the nine months ended September 30, 2009, primarily due to the incremental network services and capacity required to serve the increased unit counts. Gross margin decreased to 54.5% for the nine months ended September 30, 2010 compared to 57.0% for the nine months ended September 30, 2009. The decline in the operating profitability resulted from decreases in gross margin across all operating segments. This decrease in gross margin is consistent with the increase in cost of revenue and results from increased contracted satellite bandwidth costs to position our business for future organic growth. The future relationship between the revenue and profitability growth of our operating segments will depend on a variety of factors, including the timing of major contracts, which are difficult to predict.

Depreciation and Amortization.  Depreciation and amortization expenses increased by $1.7 million, or 18.3%, to $11.3 million for the nine months ended September 30, 2010 from $9.6 million for the nine months ended September 30, 2009.

The increase resulted from an increase in the acquisition of rig-based equipment, which was acquired in conjunction with growth initiatives during 2009 and 2010.

General and Administrative.  General and administrative expenses increased by $4.7 million, or 41.4%, to $15.9 million for the nine months ended September 30, 2010 from $11.2 million for the nine months ended September 30, 2009. The increase was primarily due to non-recurring costs of $1.4 million incurred during 2010 in preparation of an initial public offering of our common stock combined with increases in (i) eastern hemisphere technical personnel, (ii) development of our Brazil regional office and (iii) senior level staff.

Other Income (Expense).  The change in other income (expense) is comprised primarily of changes in interest expense and changes in fair value of preferred stock derivatives. Interest expense decreased by $3.4 million, or 74.7%, to $1.2 million for the nine months ended September 30, 2010 from $4.6 million for the nine months ended September 30, 2009. The decrease in interest expense also reflects the fact that the value of warrants issued in connection with stockholder notes were fully recognized as interest expense during 2009. We had no interest expense related to warrants for the nine months ended September 30, 2010.

Change in fair value of preferred stock derivatives decreased by $1.5 million, or 10.7%, to $12.4 million for the nine months ended September 30, 2010 from $13.9 million for the nine months ended September 30, 2009, as a result of fair value changes related to conversion and redemption features of our preferred stock. Accounting standards require the separate valuation and recording of certain features of our preferred stock until such shares are converted or redeemed. Those features are revalued and reported each period at the then fair value, with changes in fair value recorded in the consolidated statements of income (loss) and comprehensive income (loss).

Income Tax Expense.  Our effective income tax rate was (88.1)% and (43.3)% for the nine months ended September 30, 2010 and 2009, respectively. Our effective tax rates are affected by factors including fluctuations in income across international jurisdictions with varying tax rates, non-deductibility of changes in fair value of preferred stock derivatives, changes in the valuation allowance related to operating in a loss jurisdiction for which a benefit cannot be claimed, and changes in income tax reserves.

Years Ended December 31, 2009 and 2008

Revenue.  Revenue decreased by $9.0 million, or 10.0%, to $80.9 million for the year ended December 31, 2009 from $89.9 million for the year ended December 31, 2008. The decrease in revenue was primarily attributable to our U.S. land segment which declined by 57.3% in 2009 due to a decline in U.S. land rig count as a result of reduced natural gas and oil prices. According to the November 5, 2010 Baker Hughes North America Rotary Rig Count report, the U.S. land rig count dropped from the peak of 1,961 in August 2008 to the bottom of 829 in June 2009. Demand for our service and revenue can change in as little as three months for our U.S. land operations as drilling rig counts change in response to oil and gas prices.

Furthermore, western hemisphere revenue decreased 8.2% in 2009 due to the decline in shallow offshore drilling, while eastern hemisphere revenue increased by 11.6% due to increased unit counts and subscriptions in connection with long-term deepwater drilling programs. Such programs have lag times of one to three years before significantly impacting our related service revenues.

Cost of Revenue.  Costs decreased by $4.1 million, or 10.5%, to $35.2 million for the year ended December 31, 2009 from $39.3 million for the year ended December 31, 2008, primarily due to reduced materials, supplies, salaries and travel costs as a result of the decrease in revenue. As the U.S. land rig count declined in 2009, we implemented cost measures in all of our reportable segments with priority on our U.S. land and our western hemisphere segments. Gross margin increased slightly to 56.6% for the year ended December 31, 2009 compared to 56.3% for the year ended December 31, 2008. The increase in gross margin was primarily driven by decreases in materials, supplies, and travel costs, along with a shift to contract labor. The cost decreases were partially offset by an increase in contracted costs for satellite bandwidth associated with increased unit counts in our eastern hemisphere segment. Eastern hemisphere gross margin increased to 61.8% in 2009 from 56.5% in 2008, and western hemisphere gross margin increased to 56.9% in 2009 from 54.2% in 2008. These increases were offset by a decrease in U.S. land gross margin to 47.3% in 2009 from 60.9% in 2008. The future relationship between the revenue and margin growth of our operating segments will depend on a variety of factors, including the timing of major contracts, our ability to leverage existing infrastructure and our exploitation of market opportunities, which are difficult to predict.

Depreciation and Amortization.  Depreciation and amortization expenses increased by $2.0 million, or 19.3%, to $12.5 million for the year ended December 31, 2009 from $10.5 million for the year ended December 31, 2008. The increase resulted from increased depreciation of rig-based telecommunication equipment, which was acquired in conjunction with growth in offshore operations in the western hemisphere during 2008 and 2009.

Impairment of Goodwill.  Goodwill relates primarily to our U.S. land segment wherein goodwill has been recorded from prior acquisitions of a majority-owned subsidiary, LandTel. U.S. land revenue declined 57.3% during 2009 due to a significant decline in land-based drilling activity and rig counts, which hit a low point in June 2009, resulting in a triggering event and an impairment test. The test as of June 30, 2009 resulted in the recognition of a $2.9 million impairment of goodwill.

Selling and Marketing.  Selling and marketing expenses decreased by $0.4 million, or 16.0%, to $2.2 million for the year ended December 31, 2009 from $2.6 million for the year ended December 31, 2008. The decrease was primarily the result of cost management of compensation due to the general downturn in the economy and, secondarily, the decrease in revenue.

General and Administrative.  General and administrative expenses decreased by $4.9 million, or 22.7%, to $16.4 million for the year ended December 31, 2009 from $21.3 million for the year ended December 31, 2008. The decrease was primarily due to non-recurring costs of $3.5 million incurred during 2008 related to a prior effort to prepare for an initial public offering of our common stock. In addition, we reduced our general and administrative compensation costs and travel, but increased certain costs associated with implementing U.S. GAAP accounting standards.

Other Income (Expense).  The change in other income expense is comprised primarily of changes in interest expense and changes in fair value of preferred stock derivatives. Interest expense increased $2.6 million, or 108.8%, to $5.1 million for the year ended December 31, 2009 from $2.5 million for the year ended December 31, 2008. The increase was primarily due to expense recognized for warrants issued in connection with a restructuring of short-term stockholder notes in December 2008. This increased cost was partially offset by lower interest rates resulting from the restructuring of our term loans with financial institutions and full retirement of stockholder notes.

Change in fair value of preferred stock derivatives increased other expense by $23.5 million, or 953.7%, to $(21.0) million for the year ended December 31, 2009 from $2.5 million in income for the year ended December 31, 2008, as a result of the increased fair value of certain bifurcated derivatives related to the conversion and redemption features of our preferred stock. The increase in value of the conversion option was in part due to increased probability of an initial public offering in 2010. Accounting standards require the separate valuation and recording of certain features of our preferred stock until such shares are converted or redeemed. As a result the original proceeds were allocated between the stock and separate derivative features. Those features are revalued and reported each period at the then fair value, with changes in fair value recorded in the consolidated statements of income (loss) and comprehensive income (loss).

Income Tax Expense.  Our effective income tax rate was (38.5)% for the year ended December 31, 2009. For the year ended December 31, 2008, our effective income tax rate was 36.2%. See Note 16—Income Taxes, to our consolidated financial statements included elsewhere in this prospectus for more information regarding the items comprising our effective tax rates.

Years Ended December 31, 2008 and 2007

Revenue.  Revenue increased by $22.7 million, or 33.9%, to $89.9 million for the year ended December 31, 2008 from $67.2 million for the year ended December 31, 2007. The increase in revenue was primarily driven by a 42.8% increase in eastern hemisphere revenue, as well as a 31.8% increase in U.S. land revenue, due to increases in both offshore and onshore drilling activity in these regions, driven by rising oil and gas prices.

Cost of Revenue.  Costs increased by $9.6 million, or 32.1%, to $39.3 million for the year ended December 31, 2008 from $29.8 million for the year ended December 31, 2007 due to increased contracted satellite bandwidth, labor and materials related to the growth in revenue and positioning for future growth. Gross margin increased to 56.3% for the year ended December 31, 2008 compared to 55.7% for the year ended December 31, 2007. The increase in the gross margin was driven primarily by increased leverage of contracted satellite bandwidth capacities resulting in eastern hemisphere gross margin increasing to 56.5% in 2008 from 45.9% in 2007. The gross margin of western hemisphere decreased to 54.2% in 2008 compared to 68.7% in 2007 as did the gross margin of U.S. land which decreased to 60.9% in 2008 compared to 71.6% in 2007, both due to increased satellite bandwidth, materials and labor costs.

Depreciation and Amortization.  Depreciation and amortization expenses increased by $1.0 million, or 11.3%, to $10.5 million for the year ended December 31, 2008 from $9.5 million for the year ended December 31, 2007. The increase resulted from increased depreciation from acquisitions of property and equipment primarily related to our eastern hemisphere operations.

Selling and Marketing.  Selling and marketing expenses increased by $0.2 million, or 8.3%, to $2.6 million for the year ended December 31, 2008 from $2.4 million for the year ended December 31, 2007. The increase was primarily a result of increased compensation costs driven by the increase in revenue.

General and Administrative.  General and administrative expenses increased by $1.0 million, or 4.6%, to $21.3 million for the year ended December 31, 2008 from $20.3 million for the year ended December 31, 2007. The increase was primarily due to costs incurred during 2008 for a prior effort to prepare for an initial public offering of our common stock. The increase was partially offset by cost management decreasing employee compensation costs.

Other Income (Expense).  The change in other income expense is comprised primarily of changes in interest expense and changes in fair value of preferred stock derivatives. Interest expense decreased $3.0 million, or 55.2%, to $2.5 million for the year ended December 31, 2008 from $5.5 million for the year ended December 31, 2007. The decrease resulted primarily from less interest expense associated with warrants issued during 2006 and 2007 in connection with stockholder notes, because they were fully expensed as of December 31, 2007.

Changes in fair value of derivatives increased other income by $3.7 million, or 312.9%, to $2.5 million in income for the year ended December 31, 2008 from $(1.2) million for the year ended December 31, 2007, as a result of the decreased fair value of certain bifurcated derivatives related to the conversion and redemption features of our preferred stock.

Income Tax Expense.  Our effective income tax rate was 36.2% for the year ended December 31, 2008. For the year ended December 31, 2007, our effective income tax rate was

(42.1)%. See Note 16—Income Taxes, to our consolidated financial statements included elsewhere in this prospectus for more information regarding the items comprising our effective tax rates.

Liquidity and Capital Resources

Our primary sources of liquidity and capital since our formation have been proceeds from private equity issuances, stockholder loans, cash flow from operations and bank borrowings. To date, our primary use of capital has been to fund our growing operations and to finance acquisitions. Through September 30, 2010, we raised approximately $38.3 million of net proceeds through private offerings of our common and preferred stock. In addition, our stockholders loaned $13.3 million in stockholder notes, which were repaid in full during 2009. See “Related Party Transactions”.

At September 30, 2010, we had working capital of $9.5 million, including cash and cash equivalents of $14.5 million, restricted cash of $2.5 million, accounts receivable of $16.2 million and other current assets of $4.5 million, offset by $4.8 million in accounts payable, $6.6 million in accrued expenses, $8.6 million in current maturities of long-term debt, $7.1 million in tax related liabilities and $1.1 million in deferred revenue.

Our term loan agreement imposes certain restrictions, including on our ability to obtain additional debt financing and on our payment of cash dividends; and requires us to maintain certain financial covenants such as a funded debt to adjusted earnings ratio, as defined in the agreement, of less than or equal to 2.0 to 1.0, and a fixed charge coverage ratio of not less than 1.5 to 1.0. At September 30, 2010, our adjusted earnings, as defined in the agreement, exceeded the minimum levels required by the fixed charge coverage ratio by 39.6% and the funded debt to adjusted earnings ratio by 66.7%.

At December 31, 2009, we had working capital of $5.3 million, including cash and cash equivalents of $11.4 million, restricted cash of $2.5 million, accounts receivable of $12.7 million and other current assets of $4.4 million, offset by $3.8 million in accounts payable, $5.9 million in accrued expenses, $8.7 million in current maturities of long-term debt, $6.0 million in tax related liabilities and $1.3 million in deferred revenue.

On May 8, 2010, the LandTel non-controlling interest owner formally exercised its right to sell its remaining interest to the Company for $4.6 million, based on a previously agreed-upon formula. On July 21, 2010, the Company made a cash payment of $4.6 million to satisfy its obligation for the remaining redeemable, non-controlling interest consistent with the previously agreed upon formula. On September 23, 2010, the LandTel non-controlling interest owner exercised a right to a recalculation of the purchase price by a third party arbiter. Prior to the arbitration, the parties agreed to a purchase price of $4.7 million on October 6, 2010. The $0.1 million incremental purchase price is expected to be paid by December 31, 2010. The owner has assigned to us all remaining shares in LandTel which is now our wholly-owned subsidiary. In addition, capital resources of $4.8 million for the year ended December 31, 2009 and $6.7 million for the year ended December 31, 2008 were used to redeem redeemable non-controlling interests in LandTel.

We amended our term loan agreement on June 10, 2010 and, again, on August 19, 2010 to increase outstanding borrowings by $10.0 million to approximately $35.5 million. The amendments also temporarily reduced restricted cash from $10.0 million to $5.25 million from July 3, 2010 to August 19, 2010 at which time we agreed to maintain $10.0 million in restricted cash through July 3, 2011, after which we may reduce total restricted cash to $7.5 million. Uses of the additional borrowings include providing $5.25 million for working capital and general corporate purposes and the remaining $4.75 million was used to increase restricted cash from $5.25 million to $10.0 million. The increase in borrowings will be due upon maturity of the loan on May 31, 2012. With respect to our term loan covenants, the increase in long-term debt does not affect our fixed charge coverage ratio.

Subsequently, on November 9, 2010, we amended our term loan agreement providing for a draw feature under which we can borrow up to an additional $5.5 million to be used solely for purchases of equipment. The advance period commenced on November 9, 2010 and ends on May 9, 2011. Under the terms of the amendment, we can draw 75% of the cost of the equipment from the bank with 25% being funded from available cash and cash equivalents. Borrowings under this feature of our term loan agreement totaled $1.1 million at November 24, 2010.

Since 2007, we have spent $7.2 million to $10.2 million annually on capital expenditures. Based on our current expectations, we believe our liquidity and capital resources will be sufficient for the conduct of our business and operations. Furthermore, we expect that the net proceeds to us from this offering will be sufficient for our projected capital expenditures.

During the next twelve months, we expect our principal sources of liquidity to be cash flows from operating activities, available cash and cash equivalents and the expansion of our existing term loan agreement as evidenced by our November 9, 2010 amendment to our term loan discussed further below. In forecasting our cash flows we have considered factors including contracted services related to long-term deepwater drilling programs, U.S. land rig count trends, projected oil and natural gas prices and contracted and available satellite bandwidth. During the nine months ended September 30, 2010, we expended $6.6 million to satisfy debt repayment obligations and $9.6 million on capital expenditures funded from available working capital and cash flows from operations. We expect that cash flows from operations, expansion of our existing term loan agreement, and the proceeds of this offering will fully fund our capital expenditure requirements, debt obligations and working capital needs for the next twelve months.

Beyond the next twelve months, we expect our principal sources of liquidity to be cash flows provided by operating activities, cash and cash equivalents and additional financing activities we may pursue, which may include equity offerings. We intend to use cash from operations and the net proceeds generated by this offering for capital expenditures, working capital and other general corporate purposes. In addition, we may also use a portion of the net proceeds of this offering to finance growth through the acquisition of, or investment into, businesses, products, services or technologies complementary to our current business, through mergers, acquisitions, joint ventures or otherwise. However, we have no agreements or commitments for any specific acquisitions at this time.

While we believe we have sufficient liquidity and capital resources to meet our current operating requirements and expansion plans, we may want to pursue additional expansion opportunities within the next year which could require additional financing, either debt or equity. If we are unable to secure additional financing at favorable terms in order to pursue such additional expansions opportunities, our ability to maintain our desired level of revenue growth could be materially adversely affected.

				Nine Months Ended
	Year Ended December 31,			September 30,
	2007	2008	2009	2009	2010
	(In thousands)

Consolidated Statements of Cash Flows Data:
Cash and cash equivalents, beginning	$3,096	$6,864	$15,376	$15,376	$11,379
Net cash provided by operating activities	5,352	19,655	26,189	22,644	14,812
Net cash used by investing activities	(7,204)	(9,363)	(19,305)	(16,279)	(9,586)
Net cash provided (used) by financing activities	5,871	(1,669)	(10,774)	(9,106)	(1,466)
Changes is foreign currency translation	(251)	(111)	(107)	1,282	(625)

Cash and cash equivalents, ending	$6,864	$15,376	$11,379	$13,917	$14,514

Operating Activities

Net cash provided by operating activities was $14.8 million for the nine months ended September 30, 2010 compared to $22.6 million for the nine months ended September 30, 2009. The decrease in cash provided by operating activities of $7.8 million was primarily due to the timing of collections of our accounts receivable. Net cash provided by operating activities was $26.2 million for the year ended December 31, 2009 compared to $19.7 million for the year ended December 31, 2008. The increase in cash provided by operating activities of $6.5 million was primarily due to increased cash flow from the eastern hemisphere operations and cost management, partially offset by decreased cash flow from U.S. land operations.

Our cash provided by operations is subject to many variables, the most significant of which is the volatility of the oil and gas industry and, therefore, the demand for our services. Other factors impacting operating cash flows include the availability and cost of satellite bandwidth, as well as the timing of collecting our receivables. Our future cash flow from operations will depend on our ability to increase our contracted services through our sales and marketing efforts while leveraging the contracted satellite and other communication service costs.

Currently, the Norwegian kroner and the British pound sterling are the currencies that could materially impact our liquidity. Our historical experience with exchange rates for these currencies has been relatively stable and, consequently, we do not currently hedge these risks, but evaluate these risks on a continual basis and may put financial instruments in place in the future if deemed necessary. During the nine months ended September 30, 2010 and 2009, 77.8% and 77.2% of our revenue was denominated in U.S. dollars, respectively.

Investing Activities

Net cash used by investing activities was $9.6 million for the nine months ended September 30, 2010 compared to $16.3 million for the nine months ended September 30, 2009, which included a $9.2 million increase in restricted cash and a $2.5 million increase in capital expenditures. Net cash used by investing activities was $19.3 million, $9.4 million and $7.2 million in the years ended December 31, 2009, 2008 and 2007, respectively. Of these amounts $10.2 million, $8.7 million and $7.2 million during the years ended December 31, 2009, 2008 and 2007, respectively, were for capital expenditures. The remaining cash used by investing activities resulted from increases in our restricted cash. The continued growth in capital expenditures of $2.5 million for the nine months ended September 30, 2010 and $1.5 million for each of the years ended December 31, 2009 and 2008, compared to each of the respective prior periods, is primarily attributable to growth opportunities arising from increasing demand for deepwater drilling in our eastern and western hemispheres operations. As we expand our global operations, we expect our capital expenditure trend to continue using available cash, proceeds from this offering and borrowings from our term loan, discussed above, to fund such expenditures.

Financing Activities

Net cash used by financing activities was $1.5 million in the nine month period ended September 30, 2010 as compared to $9.1 million in the same period ended September 30, 2009. Net cash used by financing activities was $10.8 million and $1.7 million in the years ended December 31, 2009 and 2008, respectively, and net cash provided by financing activities was $5.9 million in the year ended December 31, 2007. Cash used in financing activities during the nine month periods ended September 30, 2010 and 2009, were attributable to principal payments of long-term debt and the redemption of non-controlling interest. Cash proceeds in financing activities during the nine month periods ended September 30, 2010 was attributable to the amendment of our term loan in August 2010, increasing our principal balance by

$10.0 million. During the year ended December 31, 2009, we also refinanced our outstanding credit facilities and notes to stockholders with a new term loan facility providing cash proceeds of $35.0 million, as discussed in more detail below, made principal payments of long-term debt of $40.4 million and redeemed a portion of the outstanding non-controlling interest for $4.8 million. During the year ended December 31, 2008, we issued notes to stockholders for $6.0 million, made principal payments of long-term debt of $3.9 million and redeemed a portion of outstanding non-controlling interest in LandTel for $6.7 million. During the year ended December 31, 2007, our cash provided by financing activities of $5.9 million was primarily due to the issuance of notes to stockholders in the amount of $5.4 million.

Term Loan

In May 2009, we entered into a $35.0 million term loan agreement with two participating financial institutions, the proceeds of which were used to repay existing outstanding parent and subsidiary term loans and credit facilities and all outstanding notes to stockholders. The term loan is secured by substantially all of our assets and bears interest at a rate ranging from 4.3% to 5.3% based on a funded debt to adjusted earnings ratio, as defined in the agreement. Interest is payable monthly along with quarterly installments of approximately $2.2 million in principal. At December 31, 2009, $29.9 million was outstanding, with an interest rate of 5.0%. The weighted average interest rate for the year ended December 31, 2009 was 5.2%. At September 30, 2010, $33.3 million was outstanding, with an interest rate of 5.0%. The weighted average interest rate for the nine months ended September 30, 2010 was 5.0%.

On August 19, 2010, we amended our term loan agreement to increase outstanding borrowings by $10.0 million to approximately $35.5 million. Uses of the additional borrowings include providing $5.25 million for working capital and general corporate purposes and the remaining $4.75 million will be used to increase restricted cash from $5.25 million to $10.0 million. The increase in borrowings will be due upon maturity of the loan on May 31, 2012.

On November 9, 2010, we amended our term loan agreement providing for a draw feature under which we can borrow up to an additional $5.5 million to be used solely for purchases of equipment. The advance period commenced on November 9, 2010 and ends on May 8, 2011. Under the terms of the amendment, we can draw 75% of the cost of the equipment from the bank with 25% being funded from available cash and cash equivalents.

Our term loan agreement imposes certain restrictions, including on our ability to obtain additional debt financing and on our payment of cash dividends; and requires us to maintain certain financial covenants such as a funded debt to adjusted earnings ratio, as defined in the agreement, of less than or equal to 2.0 to 1.0, and a fixed charge coverage ratio of not less than 1.5 to 1.0.

Off-Balance Sheet Arrangements

We do not engage in any off-balance sheet arrangements.

Contractual Obligations and Commercial Commitments

At December 31, 2009, we had contractual obligations and commercial commitments as follows:

	Total	2010		2011 - 2012	2013 - 2014	2015 and Beyond
	(In thousands)

Contractual Obligations:
Debt obligations
Term loan	$29,681	$8,659		$21,022	$—	$—
Equipment loans	5	5		—	—	—
Interest (1)	2,625	1,439		1,186	—	—
Operating leases	2,295	751		775	625	144
Redeemable non-controlling interest (3)	4,576	4,576		—	—	—
Preferred stock dividends (2)	1,095		(2)	—	—	—
Preferred stock derivatives (2)	30,446		(2)	—	—	—
Preferred stock (2)	17,333		(2)	—	—	—
Other non-current liabilities	5,994	—		348	—	5,646
Commercial Commitments:
Satellite and network services	17,589	10,300		6,475	814	—

	$111,639	$25,730		$29,806	$1,439	$5,790

(1)	Computed on the balance outstanding at December 31, 2009 through the term of the loan, at the interest rate in effect at that time.

(2)	Preferred stock, inclusive of the separately reported derivatives, are convertible under certain circumstances. The initial public offering is such a circumstance. As described earlier in this prospectus, we plan to convert all outstanding preferred stock and accrued and unpaid dividends on our series B and series C preferred stock into common stock and pay the major event preference in common stock immediately prior to this public offering.

(3)	The LandTel redeemable, non-controlling interest was redeemed for $4.7 million during 2010 by making a $4.6 million payment to the LandTel non-controlling interest owner, with the balance expected to be paid prior to December 31, 2010.

Adjusted EBITDA (Non-GAAP Measure)

The non-GAAP financial measure, Adjusted EBITDA, as defined earlier in this prospectus and used by us, may not be comparable to similarly titled measures used by other companies. Therefore, this non-GAAP measure should be considered in conjunction with net income and other performance measures prepared in accordance with GAAP, such as operating income or net cash provided by operating activities. Further, Adjusted EBITDA should not be considered in isolation or as a substitute for GAAP measures such as net income, operating income or any other GAAP measure of liquidity or financial performance.

The following presents a reconciliation of our net income to Adjusted EBITDA:

				Nine Months Ended
	Year Ended December 31,			September 30,
	2007	2008	2009	2009	2010
	(In thousands)

Net income (loss)	$(2,121)	$10,356	$(19,620)	$(12,775)	$(10,577)
Interest expense	5,497	2,464	5,146	4,638	1,174
Depreciation and amortization	9,451	10,519	12,554	9,596	11,349
Impairment of goodwill	—	—	2,898	2,898	—
(Gain) loss on sale of property and equipment	(27)	(92)	111	91	320
Change in fair value of preferred stock derivatives	1,156	(2,461)	21,009	13,865	12,384
Stock-based compensation	169	231	277	203	334
Initial public offering costs	2,783	3,510	1,261	372	1,374
Income tax expense	628	5,882	5,457	3,863	4,953

Adjusted EBITDA	$17,536	$30,409	$29,093	$22,751	$21,311

We evaluate Adjusted EBITDA generated from our operations and operating segments to assess the potential recovery of historical capital expenditures, determine timing and investment levels for growth opportunities, extend commitments of satellite bandwidth cost to expand our offshore production platform and vessel market share, invest in new products and services, expand or open new offices, service centers and Secure Oil Information Link, or SOIL, nodes and assist purchasing synergies.

During the nine months ended September 30, 2010, Adjusted EBITDA declined $1.5 million, or 6.6%, from $22.8 million in 2009 to $21.3 million in 2010 which resulted primarily from additional regional and senior staff members as well as increased contracted satellite bandwidth costs to position for future organic growth. Similarly, Adjusted EBITDA declined $1.3 million, or 4.3%, to $29.1 million for the year ended December 31, 2009 from $30.4 million for the year ended December 31, 2008. The decrease in Adjusted EBITDA was primarily attributable to our U.S. land segment driven by a decline in onshore drilling activity as a result of reduced natural gas and oil prices. Adjusted EBITDA increased $12.9 million, or 73.4%, to $30.4 million for the year ended December 31, 2008 from $17.5 million for the year ended December 31, 2007. The increase resulted from revenue growth across all operating segments along with improved leverage of contracted satellite bandwidth capacities and expansion of the quality and capability of our SOIL network.

Quantitative and Qualitative Disclosures about Market Risk

We are subject to a variety of risks, including foreign currency exchange rate fluctuations relating to foreign operations and certain purchases from foreign vendors. In the normal course of business, we assess these risks and have established policies and procedures to manage our exposure to fluctuations in foreign currency values.

Our objective in managing our exposure to foreign currency exchange rate fluctuations is to reduce the impact of adverse fluctuations in earnings and cash flows associated with foreign currency exchange rates. Accordingly, we may utilize from time to time foreign currency forward contracts to hedge our exposure on firm commitments denominated in foreign currency. During the year ended December 31, 2009, 22.8% of our revenues were earned in non-U.S. currencies. At September 30, 2010 and December 31, 2009, we had no significant outstanding foreign exchange contracts.

Our results of operations and cash flows are subject to fluctuations due to changes in interest rates primarily from our variable interest rate long-term debt. We do not currently use interest rate derivative instruments to manage exposure to interest rate changes. The following analysis reflects the annual impacts of potential changes in our interest rate to net income (loss) attributable to us and our total stockholders’ equity based on our outstanding long-term debt on September 30, 2010 and December 31, 2009 assuming those liabilities were outstanding for the entire year.

	Effect on Net Income (Loss)
	and Equity Increase/Decrease
	December 31, 2009	September 30, 2010
	(In thousands)

1% Decrease/increase in rate	$297	$332
2% Decrease/increase in rate	$594	$663
3% Decrease/increase in rate	$891	$995

Internal Control over Financial Reporting

Effective internal control over financial reporting is necessary for us to provide reliable annual and interim financial reports and to prevent fraud. If we cannot provide reliable financial reports or prevent fraud, our operating results and financial condition could be materially misstated and our reputation could be significantly harmed. As a private company, we were not subject to the same standards applicable to a public company. As a public company, we will be subject to requirements and standards set by the SEC.

In relation to our consolidated financial statements for the year ended December 31, 2009, we identified a material weakness in our internal controls over our financial close and reporting cycle. In addition, we identified a significant deficiency in our property and equipment records and accounting and other control deficiencies.

In relation to our consolidated financial statements for the year ended December 31, 2008, we identified a significant deficiency in our year end reporting process and other control deficiencies.

A “deficiency” in internal control over financial reporting exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A deficiency in design exists when (a) a control necessary to meet the control objective is missing, or (b) an existing control is not properly designed so that, even if the control operates as designed, the control objective would not be met. A deficiency in operation exists when (a) a properly designed control does not operate as designed, or (b) the person performing the control does not possess the necessary authority or competence to perform the control effectively.

A “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the entity’s financial statements will not be prevented, or detected and corrected on a timely basis.

A “significant deficiency” is a deficiency, or combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

Material Weakness

The material weakness over our financial close and reporting cycle identified uncontrolled risks related to:

•	documentation and the independent review and approval of journal entries;

•	significant account reconciliations;

•	documentation of management estimates;

•	manual consolidation process and the use of top-side entries; and

•	evaluation of tax and accounting impacts on unusual transactions.

Remediation Activities

In order to strengthen our internal control over our financial reporting, we have:

•	expanded our financial and accounting staff increasing the level of experience in public company accounting matters and disclosures;

•	engaged outside consultants with extensive financial reporting experience to augment our current accounting resources to assist with this initial public offering and future filings;

•	implemented a company-wide financial accounting and reporting system to account for all financial operations and support a common closing process throughout the organization and have utilized independent third-party consultants to assist with the implementation of the system, which we expect to complete during 2010;

•	developed and implemented a process for documenting account reconciliations, journal entries and changes in estimates during our monthly, quarterly and annual close processes;

•	implemented independent review and approval procedures for journal entries and application of accounting standards related to unusual transactions; and

•	developed procedures to identify and track fixed asset changes, including additions, movements, sales and dispositions.

While we have taken certain actions to address the material weakness and deficiencies identified, additional measures will be necessary and these measures, along with other measures we expect to take to improve our internal control over financial reporting, may not be sufficient to address the material weakness or deficiencies identified to provide reasonable assurance that our internal control over financial reporting is effective. Material weaknesses or other deficiencies in our internal controls may impede our ability to produce timely and accurate financial statements, which could cause us to fail to file our periodic reports timely, result in inaccurate financial reporting or restatements of our financial statements, subject our stock to delisting and materially harm our business reputation and our stock price.

Limitations of the Effectiveness of Internal Control

A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the internal control system are met. Because of the inherent limitations of any internal control system, no evaluation of controls can provide absolute assurance that all control issues, if any, within a company have been detected.

The process of improving our internal controls has required and will continue to require us to expend significant resources to design, implement and maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company. As a private company, we were not subject to the same internal control standards applicable to a public company. As a result of our initial public offering, we will, after a phase-in period applicable to all companies after filing an initial public offering, become subject to the requirements of the Sarbanes-Oxley Act of 2002, Section 404, which requires our management to assess the effectiveness of our internal controls over financial reporting. The remediation efforts we have taken may not be successful in meeting this standard. We will continue to evaluate the effectiveness of our disclosure controls and procedures and internal controls over financial reporting on an ongoing basis.

OUR COMPANY

Overview

We are a leading data network infrastructure provider serving the remote communications needs of the oil and gas industry. Through a controlled and managed IP/MPLS (Internet Protocol/Multiprotocol Label Switching) global network, we deliver voice, data, video and other value-added services, under a multi-tenant revenue model. These turnkey solutions simplify the management of communications services and allow our users to focus attention on their core drilling and production operations. Our customers use our secure communications and private extranet to manage information flows and execute mission-critical operations primarily in remote areas where conventional telecommunications infrastructure is either unavailable or unreliable. We provide our clients in the oil and gas industry with a broad suite of services available through our IP/MPLS global network infrastructure, ranging from voice and data to advanced video and application hosting. We offer our clients what is often the sole means of communications with their remote operations, including offshore and land-based drilling rigs, offshore production facilities, energy support vessels and support offices. To ensure the maximum reliability demanded by our customers, we deliver our services through an IP/MPLS global network, tuned and optimized for remote communications with satellite endpoints, that serves oil and gas customers in North America and internationally. As of September 30, 2010, we were operating as the primary provider of remote communications and collaborative applications to over 375 customers in over 800 locations in approximately 30 countries on six continents.

The emergence of highly sophisticated processing and visualization systems has allowed oil and gas companies to make decisions based on reliable and secure real-time information carried by our network from anywhere in the world to their home offices. While traditional remote communications providers in the oil and gas industry have historically focused on delivering voice services or providing data connectivity, we provide a fully-managed IP/MPLS global communications network designed for greater reliability, security, flexibility and scalability as compared to other network transport technologies. We deliver turnkey solutions and value-added services that simplify the management of multiple communications services, allowing our customers to focus their attention on their core oil and gas drilling and production operations. We enable reliable information flows between remote sites and to centralized customer offices that are critical to their efficient operations. We supply our customers with solutions to enable broadband data, voice and video communications with quality, reliability, security and scalability that is superior to conventional switched transport networks. Key aspects of our services include:

•	managed solutions offered at a per rig, per day subscription rate primarily through customer agreements with terms that typically range from one month to three years, with some customer agreement terms as long as five years;

•	enhanced end-to-end IP/MPLS global network to ensure significantly greater network reliability, faster trouble shooting and service restoration time and quality of service for various forms of data traffic;

•	enhanced end-to-end IP/MPLS network allows new components to be plugged into our network and be immediately available for use (plug-and-play);

•	a network designed to accommodate multiple customer groups resident at a site, including rig owners, drillers, operators, service companies and pay-per-use individuals;

•	value-added services, such as WiFi hotspots, Internet kiosks and video conferencing, benefiting the multiple customer groups resident at a site;

•	proactive network monitoring and management through a network operations center that actively manages network reliability at all times and serves as an in-bound call center for trouble shooting, 24 hours per day, 365 days per year;

•	engineering and design services to determine the appropriate product and service solution for each customer;

•	installation of on-site equipment designed to perform in extreme and harsh environments with minimal maintenance; and

•	maintenance and support through locally-deployed engineering and service support teams and warehoused spare equipment inventories.

We provide critically important communications services to our customers that enable them to operate efficiently at a cost which is a relatively small component of our customers’ operating expenses for a drilling or production related project. We believe our solutions help our customers to increase their revenue and to better manage their costs and resource allocations through the delivery, use and management of real-time information. We believe our commitment to our customers and the embedded nature of our solutions strengthen and extend our customer relationships. Our top two customers since 2005 have consistently been Noble Corporation and Ensco plc. These two customers represented approximately 20.0% and 18.2% of our total revenue in 2005 and 2009, respectively. The total revenue earned from both of these two customers has grown at a CAGR of approximately 53.4% from 2005 to 2009. In 2009, we earned approximately 56.2% of our revenue from our top 25 customers. We earned approximately 43.7% of our revenue from 23 of these 25 customers in 2007 and revenue from these 23 customers grew at a compound annual growth rate, or CAGR, of approximately 19.6% from 2007 through 2009.

We have lower capital expenditures than other remote communications providers because we do not own or operate any satellites, develop or manufacture communications or networking equipment, own terrestrial wireless facilities and landlines, or, as a general rule, own or operate teleport facilities. In order to provide our services, we procure bandwidth from independent fixed satellite services operators and terrestrial wireless and landline providers to meet the needs of our customers for end-to-end IP-based communications. We own the network infrastructure and communications equipment we install on customer sites as well as co-located equipment in third party teleport facilities and data centers, all of which we procure through various equipment providers. By owning the onsite network infrastructure and communications equipment, we are better able to ensure the high quality of our products and services and agnostically select the optimal equipment suite for each customer. Our network and communications services are designed to accommodate all customers on offshore rigs including rig owners, drillers, operators, service companies and pay-per-use individuals, such as off-duty rig workers and visiting contractors, vendors and other visitors. Our communications services are initially offered to rig owners and drillers, and the initial investment is leveraged through up-selling communications services to other parties present on the rigs, such as operators, service companies and pay-per-use individuals, as well as through cross-selling value-added services.

Our business operations are divided into three reportable segments: eastern hemisphere, western hemisphere and U.S. land.

Eastern Hemisphere

Our eastern hemisphere segment services are performed out of our Norway, Qatar, United Kingdom and Singapore based offices for customers and rig sites located on the eastern side of the Atlantic Ocean primarily off the coasts of the U.K., Norway and West Africa, around the Indian Ocean in Qatar, Saudi Arabia and India, around the Pacific Ocean near Australia, and within the South China Sea. As of September 30, 2010, this segment was serving approximately 138 jackup, semi-submersible and drillship rigs which we approximate to be a 28.4% market share of such rigs based on an ODS-Petrodata RigBase Current Activity data download dated September 2, 2010. As of September 30, 2010, this segment also was serving approximately 110 other sites, which include production facilities, energy support vessels, land rigs, and related remote support offices and supply bases.

For the year ended December 31, 2009, our eastern hemisphere segment produced revenues of $60.9 million, representing 75.3% of our total revenue, Adjusted EBITDA of $32.0 million, compared to our total Adjusted EBITDA of $29.1 million and net income of $24.7 million, compared to our total net loss of $19.6 million. This segment’s revenue, Adjusted EBITDA and net income had a CAGR of 26.2%, 62.4% and 65.1%, respectively, for the two-year period ended December 31, 2009. See the notes to our consolidated financial statements included elsewhere in this prospectus for more segment financial information.

Western Hemisphere

Our western hemisphere segment services are performed out of our United States and Brazil based offices for customers and rig sites located on the western side of the Atlantic Ocean primarily off the coasts of the United States, Mexico and Brazil, and within the Gulf of Mexico, but excluding land rigs and other land-based sites in North America. As of September 30, 2010, this segment was serving approximately 87 jackup, semi-submersible and drillship rigs which we approximate to be a 37.7% market share of such rigs based on an ODS-Petrodata RigBase Current Activity data download dated June 1, 2010. As of September 30, 2010, this segment also was serving approximately 143 other sites, which include production facilities, energy support vessels and related remote support offices and supply bases.

For the year ended December 31, 2009, our western hemisphere segment produced revenues of $11.2 million, representing 13.9% of our total revenue, Adjusted EBITDA of $4.6 million, compared to our total Adjusted EBITDA of $29.1 million, and net income of $2.2 million, compared to our total net loss of $19.6 million. This segment’s revenue, Adjusted EBITDA and net income had a negative CAGR of 4.2%, 29.9% and 41.8%, respectively, for the two-year period ended December 31, 2009.

U.S. Land

Our U.S. land segment provides remote communications services for drilling rigs and production facilities located onshore in North America. Our U.S. land segment services are performed out of our Louisiana based office for customers and rig sites located in the continental United States. As of September 30, 2010, this segment was serving approximately 384 onshore drilling rigs and other remote sites. Our product suite consists of broadband voice, data and Internet access services along with rig location communications such as wired and wireless intercoms and two-way radios. This segment leverages the same network infrastructure and network operations center used in our western hemisphere segment. We provide installation and service support from nine service centers and equipment depots located in key oil and gas producing areas around the continental United States.

For the year ended December 31, 2009, our U.S. land segment produced revenues of $9.9 million, representing 12.2% of our total revenue, Adjusted EBITDA of $2.0 million, compared to our total Adjusted EBITDA of $29.1 million, and net loss of $4.5 million, compared to our total net loss of $19.6 million. This segment’s revenue and Adjusted EBITDA had a negative CAGR of 24.9% and 45.6%, respectively, for the two-year period ended December 31, 2009. The U.S. land segment generated net income of $1.9 million in 2007 as compared to a net loss of $4.5 million in 2009, which included an impairment of goodwill of $2.9 million.

Our Market Opportunity

Oil and gas companies operate their remote locations through global “always-on” networks driving demand for communications services and managed services solutions that can operate reliably in increasingly remote areas under harsh environmental conditions.

Oil and gas companies with geographically dispersed operations are particularly motivated to use secure and highly reliable broadband networks due to several factors:

•	oil and gas companies rely on secure real-time data collection and transfer methods for the safe and efficient coordination of remote operations;

•	long-term growth of global demand for crude oil and natural gas and increases in commodity prices are expected to improve the outlook for new rig construction and dormant rig reactivation;

•	technological advances in drilling techniques, driven by declining production from existing oil and gas fields and strong hydrocarbon demand, have enabled increased exploitation of offshore deepwater reserves and development of unconventional reserves (e.g. shales and tight sands) and require real time data access to optimize performance; and

•	transmission of increased data volumes and real-time data management and access to key decision makers enable customers to maximize operational results, safety and financial performance.

Oil and gas companies rely on secure real-time data collection and transfer methods for the safe and efficient coordination of remote operations

Due to the high costs of operating an offshore rig, which can exceed $1 million a day to the operator, maximizing efficiency of remote rig operations is important to the oil and gas company and to the drilling contractor that is operating the unit. Each well that is drilled requires a broad set of products (including many of the following: drill bits, downhole drilling tools, drill pipe, drilling fluids, casing, tubing and completion products), services (including many of the following: measurement-while-drilling, or MWD, and logging-while-drilling, or LWD, systems, wireline logging, casing services, cementing, stimulation, inspection and testing, mud logging and helicopter and offshore vessel support services) and the rig crews and service personnel to perform the work necessary to drill and complete the well. The logistical challenge to organize all these products, services and personnel, to deliver them to the rig and execute the well construction process efficiently is significant. The logistical challenge is exacerbated by the fact that many rigs are operating in remote locations and far from support bases, by the limited amount of space on each rig, which requires most of these products and services to be delivered when they are needed and not before, and also by the high standby charges service companies invoice when they are offshore but the rig is not ready for the services they are providing.

Oil and gas companies rely on secure global networks to coordinate across these multiple providers of products and services to rigs. Drilling contractors and operators are increasingly tying their rig operations into their global enterprise resource management, or ERM, systems which requires a secure global communications network. The ability to coordinate seamlessly across geographically dispersed entities in remote locations is essential to the smooth and efficient operation of a rig fleet.

While our customers’ reliance on secure global networks requires our customers to increase their communications bandwidth and expense, communication costs remain only a small portion of total rig operating expenses. We believe improved availability of broadband connectivity contributes to the trend towards greater use of information technology in management processes, planning and strategy execution. Multiple points of global operations can be connected seamlessly at a low cost. This trend has led to an increase in the need for communication solutions that can be leveraged to drive greater efficiency across oil and gas organizations and the drillers and oilfield services firms that serve them.

VSAT-based networks have proven to be cost effective for geographically dispersed enterprises that require reliable, highly redundant and secure broadband interconnection among remote sites that can be deployed quickly and without a significant terrestrial component. Where available, we also offer remote connectivity over fiber and terrestrial line-of-sight transport (e.g. microwave, WiMax), which generally offers high bandwidth speeds and lower latency as compared to VSAT. Regardless of our choice of backhaul transport, our network is further enhanced by running the IP layer end-to-end providing greater reliability, scalability, flexibility and security than conventional switched transport networks.

Long-term growth of global demand for crude oil and natural gas and increases in commodity prices are expected to improve the outlook for new rig construction and dormant rig reactivation

Our business is influenced by the number of active drilling rigs, production facilities and energy support vessels. Drilling activity and rig counts bottomed in the second quarter of 2009 and have steadily risen since, corresponding with rising commodity prices, increasing consumption expectations and growing confidence in overall economic growth. According to data derived from Spears & Associates, Inc.’s June 2010 Drilling and Production Outlook and September 2010 Drilling and Production Outlook, or collectively referred to in this prospectus as the Spears & Associates Outlook, the second quarter of 2009 marked the low point in the current cycle and rig activity in the United States climbed 18.0% in the second half of 2009 with the total number of Global rigs increasing by 19.6% over the same period. “Global” means worldwide, but excludes China, Russia and Central Asia because these areas were excluded from the data in Spears & Associates Outlook. The Spears & Associates Outlook projects oil and gas prices to rise at a 1.7% and 5.3% CAGR, respectively, from 2010 to 2016. We believe the recovery in rig counts has driven a steady increase in the demand for oil field services, including remote communications services.

Offshore rigs are less likely to be de-activated even during downturns given the fact that many of them operate under long-term contracts and usually have high costs of re-activation. The average Global offshore rig count declined by only 17% according to data derived from the Spears & Associates Outlook from a peak count of 347 in 2005 to 288 in the fourth quarter of 2009. From the fourth quarter of 2009 to the end of the second quarter of 2010, the average Global offshore rig count has increased by 11.8% according to data derived from the Spears & Associates Outlook. Offshore rigs can be divided into two basic classes: fixed, meaning stationary rigs in shallower offshore waters, such as jackups, submersibles and some types of semi-submersibles; and floaters, which are either dynamically positioned or moored in deeper waters, such as drillships and semi-submersibles. The number of fixed rigs is generally more responsive to energy price movements than the number of floater rigs, but less so than the number of land rigs. Offshore rigs represent 12% of total Global average rig count, which includes land rigs, as of the second quarter of 2010 according to data derived from the Spears & Associates Outlook.

Drilling for and producing oil and gas reserves in offshore deepwater requires the use of technically sophisticated assets that are in scarce supply or require long lead times and significant capital to manufacture, including deepwater drilling rigs and floating production facilities. According to the ODS-Petrodata RigBase Current Activity data download dated November 5, 2010, there are approximately 108 fixed and floating rigs scheduled for delivery from November 5, 2010 to year-end 2014. This represents approximately 14.2% of the existing fleet of fixed and floating rigs (including stacked and non-marked rigs) as of November 5, 2010, as drillers and producers seek to capitalize on the profitability associated with developing offshore reservoirs. We expect to benefit from these rig additions by winning additional contracts to provide reliable communication services. In addition, there is construction ongoing in other offshore asset classes such as energy support vessels and offshore construction assets that require reliable communication services. Moreover, according to data derived from the Spears & Associates Outlook, Global offshore drilling capital expenditures are expected to grow at a 7.6% CAGR between 2010 and 2016.

The number of land drilling rigs is relatively more responsive to spot changes in oil and gas prices. As an example, according to data derived from the Spears & Associates Outlook, the average number of land drilling rigs in the continental United States reached bottom in this cycle during the second quarter of 2009 with an average of 885 rigs, consistent with the dramatic drop in oil and gas prices from their cycle peaks in 2008. With oil and natural gas prices improving, the average U.S. land rig count in the second quarter of 2010 increased 65.4% to 1,464 rigs, according to data derived from the Spears & Associates Outlook. Outside of the United States and Canada, the average international land rig count over the same period proved less volatile, only increasing 10.0% to 782 total average land rigs, according to data derived from the Spears & Associates Outlook. Total average land rig count, including international, United States and Canada, represents 88.2% of total land and offshore rig count as of the second quarter of 2010, according to data derived from the Spears & Associates Outlook.

Supporting the operations of offshore drilling rigs and production facilities, upstream energy support vessels include seismic survey vessels, offshore supply vessels, anchor-handling vessels, offshore construction vessels, oilfield service vessels, crew transport boats and lift boats. The newbuild orderbook and activity level for these offshore vessels generally correlate to the active number of offshore rigs. The number of offshore production facilities is the least responsive to changes in oil and gas price levels as offshore production facilities generally remain active if their revenues cover their marginal lifting and storage costs. Oil and gas companies, rarely eliminate production facilities in response to an economic downturn.

The following tables sets forth data relating to Global offshore active drilling rigs and Global onshore active drilling rigs for the periods indicated below:

The U.S. Energy Information Administration, or EIA, in its 2010 International Energy Outlook, or 2010 Energy Outlook, estimates that world oil and gas consumption will increase by 28% and 45%, respectively, between 2007 and 2035. The EIA in its 2010 Energy Outlook estimates that global oil consumption will increase by approximately 24.5 million barrels per day from 2007 to 2035. Countries that are not members of the Organization for Economic Co-operation and Development, or OECD, including Brazil, Russia, India and China, are expected to represent approximately 89% of oil and gas consumption increase. While the current economic downturn has moderated these forecasts, the long-term industrialization of the non-OECD countries is expected to continue. Their growth is expected to drive global energy demand and is expected to result in increased spending by oil and gas companies on exploration and development, including offshore drilling services.

Technological advances in drilling techniques driven by declining production from existing oil and gas fields and strong hydrocarbon demand have enabled increased exploitation of offshore deepwater reserves and development of unconventional reserves (e.g. shales and tight sands) and require real time data access to optimize performance

Many of the historically important oil and gas deposits, including certain fields in the Middle East, Mexico, Russia, the North Sea and conventional fields in the United States, are in structural decline. According to estimates by the National Petroleum Council in its September 17, 2008 slide presentation entitled Facing the Hard Truths about Energy, One Year Later, existing production capacity declines of between 4% and 7% coupled with a modest increase in demand will result in the need to locate and develop crude oil sources equivalent to 70 to 100 million barrels of production per day by 2030.

In the wake of steeper decline rates and increasing demand, the offshore oil and gas industry has focused its attention on large scale resources that have historically been underexploited for economic or geopolitical reasons, including the deepwater and ultradeepwater offshore formations in West Africa, Brazil, Asia and North America. Onshore U.S. exploration and production companies, leveraging technological advances, have expanded into new areas with significant geological challenges, including unconventional oil and natural gas production from shale and tight sand formations. Production from these unconventional onshore basins accounted for approximately 50% of United States natural gas production in 2008, up from 30% in 2000 according to the International Energy Agency’s World Energy Outlook 2009, ©OECD/IEA, 2009, Figure 11.5, page 398.

The table below sets forth estimated Global onshore and offshore drilling capital expenditures for the years indicated below:

Technological advances, which include improvements in seismic exploration techniques, drilling and completion systems and techniques, and the development of new generation drilling rigs have resulted in deepwater and unconventional reserves becoming economic to develop and enabled exploitation of such reserves.

Our business benefits from our exposure to deepwater projects due to their long-term nature and stability in relation to commodity spot price movements. Short-term commodity price movements have less of an impact on deepwater development activity than most other oil and gas projects because they tend to have the longest development timetables and have decline rates lower than other formations. Due to the high cost of drilling a deepwater offshore well and the possibility that a mistake or failure to optimize the drilling process can be very expensive, access to real-time data is invaluable. In addition, access to capital is often less of a constraint for deepwater projects as the operators involved are often among the largest and best capitalized in the industry.

We also benefit from our exposure to onshore unconventional activity due to the high level of drilling activity required to exploit these plays. These plays typically have much higher decline rates than conventional reserves requiring continued drilling activity in order to maintain production. Also, unconventional reservoirs are being exploited by drilling multiple similar wells, which is enabling operators to reduce total costs as they learn from experience and develop repeatable processes.

Transmission of increased data volumes and real-time data management and access to key decision makers enable customers to maximize operational results and financial performance

The amount of data collected on a rig which can be analyzed in real time to facilitate decision making is increasing significantly as a result of technological developments and new systems and tools. Additional data enhances decision making for oil and gas companies not only by having more data available on the rig, but by delivering the data to experts at onshore facilities for evaluation. Data collected on a rig includes information about rig operations (e.g. status, condition and performance of the rigs drilling systems, pumps, generators, HVAC and other rig equipment) and information being transmitted from downhole (e.g. data from MWD and LWD systems which is recorded during the drilling process, and wireline formation evaluation logs which are recorded when drilling is periodically halted to make such measurements). We believe that the demand for such new systems, tools and technologies is increasing. As examples, LWD experienced a 21% revenue CAGR from 2003 to 2008, before the global economic downturn in 2009, and wireline logging experienced a 15% CAGR from 2003 to 2008 according to Spears & Associates, Inc.’s Oilfield Market Report 1999-2011. Additional data volume transmission is also being driven by drilling contractors and operators placing rigs on their global ERM systems.

The ability for real-time data from rigs dispersed around the world to be available to experts onshore at customer central offices (often called “smart rooms” or “decision centers”) is a key enabler for project success. Remote communications services provide a critical link between rigs and customer central offices, allowing experts to evaluate rig and well data from a central location, and make and communicate decisions back to rigs in real-time. Access to specialist technicians onshore can not only improve productivity, but also can improve safety, by having access to these experts in the event of a failure of one of the rigs systems. Increases in drilling activity in the energy sector have created significant shortages of experienced personnel, including scientific and engineering personnel key to evaluating on-going drilling projects. This shortage is exacerbated by the increasing geographic distribution of projects around the globe to remote areas and the need to rotate rig personnel on shifts composed of 30 days on the rig and 30 days on shore leave. Transporting data to central offices allows rig companies to leverage experts and specialists by providing them real-time access to data in a centralized location.

Companies that operate on a global basis find that their ability to coordinate their operations seamlessly and receive and deliver information instantaneously is often critical to their profitability. That dependence is even stronger in the oil and gas industry where companies often operate in remote and inhospitable regions and require the ability to adjust rapidly to shifts in the world markets, changes in local conditions and real-time on-site developments. Successful rig operations are impacted by a significant number of factors that must be taken into account, including drilling conditions, operational developments and rig conditions and other factors that change continuously. The operations of an oil and gas company, and thus its profitability, depend on its ability to coordinate exploration, accelerate or delay production, arrange transportation and perform other ancillary functions on a global, uninterrupted basis in response to changes in these factors. It is critical for oil and gas companies to ensure that decisions are based on the most complete and current data from all of its operating systems. Access to this data requires a strong communications network.

The economic crisis has brought into sharp focus the ability of oil and gas companies to control costs through the effective use of networks and increase the efficiency and profitability of rigs. Real-time data transmission can drive meaningful cost savings through lower utilization of helicopters and other vessels for trips to offshore facilities and more efficient remote production platform monitoring. Real-time data transmission also assists with employee retention by providing access to entertainment and the ability to call and e-mail friends and relatives and to connect with events outside the rig.

Competitive Strengths

Our mission is to continue to establish ourselves as a leading data network infrastructure provider within the oil and gas industry. We seek to maximize our growth and profitability through focused capital investments that enhance our competitive strengths. We believe that our competitive strengths include:

•	mission-critical services delivered by a trusted provider with deep industry expertise and multi-national operations;

•	operational leverage and multiple paths to growth supported by a plug-and-play IP/MPLS global platform;

•	scalable systems using standardized equipment that leverages our global infrastructure;

•	flexible, provider-neutral technology platform;

•	high-quality customer support with full-time monitoring and regional service centers; and

•	long-term relationships with leading companies in the oil and gas industry.

Mission-critical services delivered by a trusted provider with deep industry expertise and multi-national operations

Our specific focus on the oil and gas industry provides us with an in-depth understanding of our customers that enables us to tailor our services to their needs. Our quality of service, and the downtime associated with switching to another service provider once our infrastructure is installed on a rig, production platform or energy support vessel due to network service interruptions that may occur during the switching process, provide us with a high rate of customer retention. 96% of our top 25 customers in 2007 were customers in 2009 and the total revenue from these customers has grown by approximately 6.1% CAGR from 2007 through 2009.

Our global presence allows us to serve our clients around the world. As of September 30, 2010, we were operating in approximately 30 countries on six continents. Our global terrestrial network also allows us to provide quality of service controls for various forms of data traffic. Our ability to offer our customers such global coverage sets us apart from regional competitors at a time when our customers are expanding the geographic reach of their own businesses, exploring for oil and gas reserves in more remote locations and seeking partners that can match the breadth of their global operations.

Operational leverage and multiple paths to growth supported by a plug-and-play IP/MPLS platform

Our scalable, standardized communications platform provides us with plug-and-play capabilities to easily expand or improve service offerings. Our IP/MPLS global platform allows us the ability to add additional services to our standard offerings or change our service offerings on a rig, production platform or energy support vessel with little incremental cost once installed onsite. We can offer these services to all users of the rig, production platform or energy support vessel, including drillers, operators, service companies and pay-per-use individuals, such as off-duty rig workers and visiting contractors, vendors and others. We expect this operating leverage to help drive an expansion in our Adjusted EBITDA margins.

We expect the demand for our products and services to continue to increase as oil and gas producers continue to invest in the infrastructure needed to commercially produce deepwater reserves. Our IP/MPLS global platform gives us an important advantage by offering greater reliability, scalability, flexibility and security than conventional switched transports and accounts for what we believe to be a disproportionate market share of installations on newly manufactured offshore drilling rigs.

Scalable systems using standardized equipment that leverages our global infrastructure

We have built our global satellite and terrestrial network with a significant amount of excess capacity to support our growth without substantial incremental capital investment. Our knowledge and capabilities can be applied to rigs located anywhere in the world. We install standardized equipment on each rig, which allows us to provide support and maintenance services for our equipment in a cost-efficient manner. Not all of the components of equipment that we install on each rig are the same, but the components that vary are limited in number and tend to be the same for rigs located in the same geography. As of September 30, 2010, we leased capacity from 21 satellites, 18 teleports and co-located in 19 datacenters worldwide. By leasing rather than owning our network enablers and owning the on-site equipment on each rig, we are able to both minimize the capital investment required by the base network infrastructure and maintain the flexibility to install high quality equipment on each rig tailored to its locale and environmental conditions. The standardized nature of our equipment minimizes execution risk, lowers maintenance costs and inventory carrying costs and enables ease of service support. In addition, we are able to remain current with technology upgrades due to our back end flexibility.

Flexible, provider-neutral technology platform

Because we procure communications connections and networks and equipment from third parties we are able to customize the best solution for our customers’ needs and reduce our required fixed capital investments. We aim to preserve the flexibility to select particular service providers and equipment so that we may access multiple providers and avoid downtime if our initial provider were to experience any problems. By procuring bandwidth from a variety of communications providers instead of owning our own satellites, we are able to minimize capital investment requirements and can expand our geographic coverage in response to customers’ needs with much greater flexibility. Our product and service portfolio offers best-in-breed technology platforms using the optimal suite communications and networking capabilities for customers.

High-quality customer support with full-time monitoring and regional service centers

Our IP/MPLS global network allows us to provide high quality customer care by enabling us to monitor the network from end-to-end so that we can easily and rapidly identify and solve any network problems that our customers may experience.

As of September 30, 2010, we had 23 service operations centers and warehouses to support global deployment and service. A Global Network Operations Center located in Houston, Texas is staffed 24 hours per day, 365 days per year. We provide non-stop, end-to-end monitoring and technical support for every customer. This proactive network monitoring allows us to detect problems instantly and keep our services running at optimum efficiency. Fully managed technology is a key reason why we can support solutions that deliver high performance and new technologies that improve productivity.

As of September 30, 2010, our U.S. land segment was supported through a network of nine field service centers and equipment depots, located in major oil and gas regions in the continental United States. Our onshore footprint allows us to respond with high quality same-day service for the shorter drilling cycles inherent in onshore drilling where rapid installation, decommissioning and repair services are required. We maintain field technicians as well as adequate spare parts and equipment inventory levels in these service centers.

Long-term relationships with leading companies in the oil and gas industry

We have established relationships with some of the largest companies in the oil and gas industry in the world. Some of our key customers are the leading contract drillers around the globe, with combined offshore fleets of hundreds of rigs. In many cases, these customers are investment grade rated companies with high standards of service that favor providers such as RigNet.

Growth Strategy

We increased revenues from $29.2 million in 2006 to $89.9 million in 2008. Our revenues in 2009 were $80.9 million, despite challenging industry conditions in 2009 driven by the global economic downturn. These results reflect strong organic revenue growth and the development of new products and services. To build on our base revenue, we plan to leverage our in-depth understanding of our customers and the strength of our network infrastructure to generate insight into revenue opportunities. We then plan to focus our industry expertise to increase our revenues in a profitable manner. We have made, and continue to make, investments in our people, network, systems and technology. We increased our sales force from 16 at the end of 2009 to approximately 26 as of September 30, 2010 to pursue this market share opportunity. By the end of 2010, we plan to introduce improved real-time portals for customers to constantly monitor capacity utilization and other metrics.

To serve our customers and grow our business, we intend to pursue aggressively the following strategies:

•	expand our share of growing onshore and offshore drilling rig markets;

•	increase secondary customer penetration;

•	commercialize additional value-added products and services;

•	extend our presence into adjacent upstream energy segments and other remote communications segments; and

•	selectively pursue strategic acquisitions.

Expand our share of growing onshore and offshore drilling rig markets:  We intend to expand our drilling rig market share by increasing our penetration of the market for newly built rigs and reactivated stacked rigs, capturing fleet opportunities made available as a result of drilling rig industry consolidation and improving penetration in underserved and new geographic markets. We believe that we are well positioned to participate in the reactivation of idled rigs because of our established relationships with customers, reliable and robust service offering and best in class customer service. We believe that our established relationships with industry participants with meaningful idled rig capacity position us well to gain market share.

Fixed and Floating Rigs Scheduled for Delivery

Source: ODS-Petrodata RigBase Current Activity data download dated November 5, 2010.

We intend to continue to expand our penetration of the North American and international onshore drilling rig market. Global onshore drilling rig count is expected to increase by a CAGR of 3.5% between 2010 and 2016 according to data derived from the Spears & Associates Outlook. We believe we are well-positioned to increase our penetration in this segment because of our experience in the U.S. onshore drilling rig market, our in-depth understanding of the needs of customers, high quality of service and global data network infrastructure.

Global Average Active Onshore Rigs

Source: Spears & Associates Outlook.

Increase secondary customer penetration:  We intend to continue to leverage our initial investment with rig owners and leverage our incumbent position with other users on the rigs. We will seek to increase revenue with low incremental costs through up-selling our services to other parties on the rigs, production platforms and energy support vessels, including drillers, operators, services companies and pay-per-use individuals, and through cross-selling low incremental cost value-added services.

Commercialize additional value-added products and services:  We intend to continue to serve our individual customers’ needs by commercializing additional products and services to complement our wide array of available remote communications services. We expect that over the next several years our customer base will require a variety of new services such as real-time functionality, videoconferencing, software acceleration technology, WiFi hotspots and media, and we will seek to position ourselves to capture these new business opportunities. Through our engineering expertise, sales force and operational capabilities, we will continue to position ourselves to offer our customers a full range of remote communications services at different levels in the customers’ organizations.

Extend our presence into adjacent upstream energy segments and other remote communications segments:  In addition to secondary customer penetration and additional value-added services on oil and gas rigs, we intend to enhance and expand our presence in targeted adjacent upstream energy segments where we believe there are significant opportunities for growth and where we believe we are well positioned to deliver remote communications solutions. We intend to target segments such as upstream energy vessels (including seismic and offshore support and supply vessels), offshore fixed and floating production facilities and international onshore drilling rigs and production facilities. We began specifically targeting these stepout areas in late 2009 after only opportunistically serving those segments prior to that time. We estimate the current potential market size of these adjacent upstream energy segments for our remote communications solutions to be in excess of $600 million by 2012. In addition, we will continue to look for and review opportunities in other remote communications segments where we believe there are significant opportunities for growth and we are well positioned to take advantage of these opportunities.

Selectively pursue strategic acquisitions:  We have historically enhanced our competitive position through strategic acquisitions. As we continue to focus on expanding the target markets for our products, services and solutions, we may find opportunities to acquire companies or technologies that would be complementary to our existing business. We will continue to consider strategic acquisition opportunities to enhance our operations and further our strategic objectives. We have no agreements or commitments with respect to any acquisitions at this time.

Company Overview

We are a leading data network infrastructure provider serving the remote communications needs of the oil and gas industry. Through a controlled and managed IP/MPLS global network, we deliver voice, data, video and other value-added services, under a multi-tenant revenue model. We were incorporated in Delaware on July 6, 2004. Our predecessor began operations in 2000 as RigNet Inc., a Texas corporation. In July 2004, our predecessor merged into us.

The communications services we provide to the offshore drilling and production industry were established in 2001 by our predecessor, who established initial operations in the Asia Pacific region. Since we acquired our predecessor in 2004, we have evolved into one of the leading global providers of remote communications services in the offshore drilling and production industry. As of September 30, 2010, we were servicing approximately 225 global active jackup, semi-submersible and drillship rigs which we approximate to be a 31.4% market share of such rigs based on an ODS-Petrodata RigBase Current Activity data download dated September 2, 2010. As of September 30, 2010, we were also servicing approximately 223 other offshore sites, which include production facilities, energy support vessels and related remote support offices and supply bases worldwide.

In 2006, we expanded our services to land-based, coastal and some shallow water drilling rigs through the acquisition of a controlling interest in LandTel, a leading provider of remote communications to the United States onshore drilling industry. We acquired 75% of LandTel in September 2006. We acquired an additional 18% between December 2008 and February 2009. In 2010, the remaining 7% was redeemed for $4.7 million by making a $4.6 million payment in July 2010 to the LandTel non-controlling interest owner with the $0.1 million balance expected to be paid prior to December 31, 2010. We now own 100% of LandTel.

We provide essentially the same services onshore as we do offshore, although sometimes we are able to utilize landlines instead of satellites onshore. As of September 30, 2010, we were providing communications services to approximately 300 remote land drilling rigs in the United States for operators, drilling contractors, oilfield service companies and pay-per-use individuals. We believe that we hold a leading position in the South Central United States, primarily in Texas and Louisiana and their inland waters, and we have expanded geographically into Oklahoma, Colorado, Wyoming and Pennsylvania to take advantage of increased oil and gas exploration and production activity in those areas. We believe that as of September 30, 2010, we have a presence on approximately 18.3% of the United States land drilling rigs, based on 1,640 United States land drilling rigs according to the November 5, 2010 Baker Hughes North America Rotary Rig Count report. Our onshore services are growing through the expansion of our coverage area and targeted sales efforts toward the most active operators and drillers against a backdrop of cyclical market recovery in active drilling rigs.

The onshore communications services we provide are represented by our U.S. land segment. The majority of our eastern hemisphere segment and western hemisphere segment operations relates to offshore communication services. For the three years ended December 31, 2009, the Company earned revenue from both our domestic and international operations as follows:

	Year Ended December 31
	2007	2008	2009

Domestic	41.5%	37.8%	22.3%
International	58.5%	62.2%	77.7%

Total	100.0%	100.0%	100.0%

We own the network infrastructure we install on rigs, production facilities and marine vessels. Our network and communications services are designed to accommodate all parties on offshore rigs: rig owners, drillers, operators, service companies and pay-per-use individuals. Our communications services are initially offered to rig owners and drillers, but the initial investment is leveraged through upselling communications services to other parties present on the rigs, such as operators, service companies and pay-per-use individuals as well as through cross-selling value-added services.

The figure below summarizes by area the number of drilling rigs that we service. As illustrated by the figure, we believe we have a substantial presence in most of the major areas that we service.

Service Offering

We offer a comprehensive communications package of voice, video, networking and real-time data management to offshore and land-based remote locations. We are a single source solutions provider that links multiple offshore or remote site rigs and production facilities with real-time onshore decision centers and applications. We market an advanced plug-and-play infrastructure that facilitates productivity, providing all parties onboard secure access to high-quality phone, high-speed Internet, e-mail and corporate networks as soon as the rig arrives on location. This plug-and-play infrastructure allows us to leverage our initial investment through offering services to operators, service companies and pay-per-use individuals present on the rig, in addition to the rig owner and driller.

The main services we offer are high quality voice-over-Internet-protocol, or VoIP, data and high-speed Internet access. In addition, we increasingly provide other value-added services, such as real-time data management solutions, WiFi hotspots and Internet kiosks, video conferencing solutions, wireless intercoms and handheld radios. The price of value added services is included in the day rate and becomes incorporated into the recurring revenue from our customers.

Remote Video Services

The oil and gas industry increasingly uses video conferencing to save significant amounts of time and reduce costs. As an alternative to excessive travel and traditional meetings, video conferencing improves collaboration and expedites decision making. We provide a complete, high-performance video conferencing solution scalable for a wide range of uses. Videoconferencing service is delivered over our SOIL network and is branded as SOIL Meeting.

In addition, in 2009, we began offering high-resolution hand held wireless cameras through our RemoteView service that allows experts in offices to troubleshoot equipment offshore, which can save customers time and money, with recent successful deployments in the Gulf of Mexico and North Sea. This service is also delivered over our SOIL network.

TurboNet Solutions

Our customers are increasingly pushing software application use to the edge of their networks (remote sites such as drilling rigs, production facilities and vessels). While VSAT networks are reliable, many software applications are not designed to perform optimally over highly latent satellite links. Working with Riverbed Technology, Inc., or Riverbed, we deploy infrastructure appliances to improve the performance of client-server interactions over wide-area networks, or WANs, without breaking the semantics of the protocols, file systems or applications. Whether our customers are copying a file from a distant file server, getting mail from a remote Exchange server, backing up remote file servers to a main datacenter or sending very large files to colleagues at headquarters, slow WANs cost time and money. The costs are borne in redundant infrastructure, over-provisioned bandwidth, and lost productivity.

Working with Riverbed’s appliances, RigNet’s TurboNet solution can improve the performance, or throughput, of client-server interactions over WANs by up to 100 times, giving the illusion that the server is local rather than remote. That degree of improvement enables our customers to centralize currently distributed resources like storage, mail servers and file servers and deliver new WAN-based IT services that have not been possible before. Not only do the software applications perform more as they would in offices, but our customers can optimize the use of expensive satellite bandwidth.

Real-Time Data Management Solutions

We offer real-time data management solutions in concert with two partners: Petrolink International, or Petrolink, and Kongsberg Intellifield AS, or Kongsberg. Petrolink is an independent data distribution company that enables secure transmission and distribution of geotechnical and associated petrophysical data generated in remote locations and transmits this data to customer offices for visualization, interpretation and accelerated decision making.

We also provide real-time services based on the SiteCom® system developed by Kongsberg. SiteCom® enables users to gather, distribute and manage rig data from all service providers and global sources in real-time, enabling users to make faster and better decisions that translate into major cost savings for drilling operations. The system manages drilling instrumentation, mud logging, measurement while drilling, or MWD, logging while drilling, or LWD, wireline logging, cementing, weather, positioning and many other applications. SiteCom® works for both small land rigs with a small number of sensors, or large land and offshore operations with hundreds of sensor readings per second. Multiple systems can therefore be monitored, configured and administered from any location by authorized personnel through a standard web browser interface.

We are a remote communications partner for Petrolink and Kongsberg, providing access to our network infrastructure at remote sites and otherwise ensuring a quality connection between the remote site and the visualization application in the office. We bill the end customer for the real-time service and share the revenue for this service with Kongsberg and Petrolink. These strategic partnerships offer quality services for our customers, and we have other partnership opportunities available.

WiFi Hotspot and Internet Kiosk

We offer WiFi hotspot and Internet kiosk solutions that facilitate access to the Internet by rig-based personnel. This is advantageous for rig owners who seek to improve the quality of life for employees by providing Internet access in the living quarters, and for service companies that seek office-like connectivity for their technicians and engineers. The WiFi hotspot and Internet kiosk solutions provide ready access with a familiar user interface without requiring specialized equipment to connect to the service.

SOIL (Secure Oil Information Link)

In addition to the services we provide to offshore and onshore remote sites, we also operate a proprietary network enabling oil companies and their counterparties, such as rig owners, service companies and other suppliers, to connect and collaborate on a secure basis. We call this network SOIL, which stands for Secure Oil Information Link. We acquired SOIL in 2006 through the acquisition of 100% of OilCamp, a Norwegian-based operator that began operating the network in 1998.

As of September 30, 2010, SOIL’s value-added services were being provided to more than 180 oil and gas companies and oil and gas industry suppliers throughout the North Sea region. These customers were using our SOIL services to collaborate with partners and suppliers or for internal company communications. We intend to extend the SOIL network to our other geographic areas of focus and have begun to add new SOIL customers in the United States Gulf Coast region.

Our SOIL network is a fully managed, high-performance, members-only communications network hub that enables collaborative partners, suppliers and customers to transfer and share data quickly, reliably and securely. We believe that this one-to-many private extranet is a cost effective and easy-to-deploy alternative to building out point-to-point VPN (virtual private network) connections. The network members do not have to extend the extranet to other partners or suppliers individually. With one link to SOIL, clients are connected to all other members.

With a service level uptime commitment of 99.7%, our SOIL network supports a wide range of bandwidths from 64 Kbps to 1 Gbps, offering speed and reliability ideal for a variety of applications used in the oil and gas industry as well as value-added services we provide such as SOIL Meeting (video conferencing), SOIL Hosting (application hosting), and SOIL Drop Zone (large file storage). SOIL offers clients quality of service and a guaranteed bandwidth that can be increased or decreased according to requirements.

We charge a monthly fee for access to our SOIL network depending on the desired access speed. In addition, we charge for installation of the required equipment and value-added services.

Customer Contracts

In order to streamline the addition of new projects and solidify our position in the market, we have signed global Master Services Agreements, or MSAs, that define the contractual relationship with oil and gas producers, service companies and drilling companies for our offshore and land-based telecommunications services. The specific services being provided are defined under individual service orders that have a term of one to three years with renewal options, while land-based locations are generally shorter term or terminable on short notice without penalty. Service orders are executed under the MSA for individual remote sites or groups of sites, and generally can be terminated early on short notice without penalty in the event of force majeure, breach of the MSA or cold stacking of a drilling rig (when a rig is taken out of service and is expected to be idle for a protracted period of time).

Customers

We have an international customer base comprising many of the largest drilling contractors, exploration and production companies and oilfield services companies. For the year ended December 31, 2009, our ten largest customers were the following companies or their affiliates:

•	Noble Corporation;

•	Ensco plc;

•	Transocean Ltd.;

•	Brunei Shell Petroleum Sdn Bhd;

•	Gulf Drilling International Ltd.;

•	ConocoPhillips;

•	Total SA;

•	Seadrill Limited;

•	Rowan Companies, Inc.; and

•	Statoil ASA.

These top ten customers represented approximately 38.3% of our total revenue for the year ended December 31, 2009, while one of these customers, Noble Corporation, accounted for approximately 10.9% of our total revenue. In late 2009 and early 2010, we installed our infrastructure on the remaining eight rigs for Ensco plc that we had not previously served in the North Sea and Tunisia. With these installations in place, we now serve as the remote communications partner to Ensco plc for all of its offshore drilling rigs around the world, plus any of their remote offices and supply bases existing beyond traditional terrestrial communications networks or where they desire those office sites to be directly connected through our global network.

Suppliers

Although we have preferred suppliers of telecommunications and networking equipment, the technology utilized in our solutions is available from more than one supplier. The standardized equipment can be deployed across any site or rig in any geographic area.

In addition, we do not rely on one satellite provider for our entire satellite bandwidth needs except for certain instances in which only one satellite bandwidth provider is available in an operating location, which is typically due to licensing restrictions. This approach generally allows us flexibility to use the satellite provider that offers the best service for specific areas and to change providers if one provider experiences any problems.

Technology

Our solutions are built on technology independence and network excellence. We are principally a satellite communications provider, however, we also utilize other remote data transport technologies, such as line-of-sight (e.g., microwave, WiMax) or fiber. Optimal mode and design of transport are tailored for each customer to ensure the best possible performance. Our standardized communications platforms are designed for plug-and-play capability allowing us the ability to add additional services to our platform with little additional cost.

Sales and Marketing

We use a direct sales channel to market our communications solutions and services. The sales and marketing group comprised approximately 26 people as of September 30, 2010 and its marketing activities are organized by geographic areas. Our growth has driven a need for a scaled sales force. Our sales teams are comprised of global account managers and regional account managers, who establish customer account relationships and determine business requirements. Additionally, our business development managers are responsible for penetrating new geographic markets and specialized product areas.

Competition

The telecommunications industry is highly competitive. We expect competition in the markets that we serve to persist and intensify. We face varying degrees of competition from a wide variety of companies, including new entrants from adjacent vertical markets.

Our primary global competitors include CapRock Communications, Inc., which was recently acquired by Harris Corporation, Schlumberger Ltd’s Global Connectivity Services division, which Harris Corporation recently announced the entry into a definitive agreement to acquire, and the Broadband Division of Inmarsat plc’s subsidiary Stratos Global Corporation. In addition, there are a number of regional competitors in each local market. Onshore, we also face competition from: drilling instrumentation providers; living quarters companies; and other pure-play providers like us.

Our customers generally choose their provider(s) based on the quality and reliability of the service and the ability to restore service quickly when there is an outage. Pricing and breadth of service offerings is also a factor. The oil and gas industry depends on maximum reliability, quality and continuity of products and service. Established relationships with customers and proven performance serve as significant barriers to entry.

Government Regulation

The provision of telecommunications is highly regulated. We are required to comply with the laws and regulations of, and often obtain approvals from, national and local authorities in connection with most of the services we provide. In the United States, we are subject to the regulatory authority of the United States, primarily the Federal Communications Commission, or FCC. We are subject to export control laws and regulations, trade and economic sanction laws and regulations of the United States with respect to the export of telecommunications equipment and services. Certain aspects of our business are subject to state and local regulation. We typically have to register to provide our telecommunications services in each country in which we do business. The laws and regulations governing these services are often complex and subject to change. At times, the rigs or vessels on which our equipment is located and to which our services are provided will need to operate in a new location on short notice and we must quickly qualify to provide our services in such country. Failure to comply with any of the laws and regulations to which we are subject may result in various sanctions, including fines, loss of authorizations and denial of applications for new authorizations or for renewal of existing authorizations.

Regulation by the FCC

Overview

In general, the FCC has jurisdiction over telecommunications facilities and services to the extent they are used in the provision of interstate or international services, including the use of local telephone networks to originate or terminate such services. State regulatory commissions, commonly referred to as Public Utility Commissions, generally have jurisdiction over telecommunications facilities and services to the extent they are used in the provision of intrastate services, unless Congress or the FCC has preempted such regulation. Local governments in some states may regulate aspects of our business through zoning requirements, permit or right-of-way procedures, and franchise fees. Our operations also are subject to various environmental, building, safety, health and other governmental laws and regulations. Generally, the FCC and Public Utility Commissions do not regulate the Internet, video conferencing, or certain data services, although the underlying communications components of such offerings may be regulated.

Federal Regulation

The Communications Act grants the FCC authority to regulate interstate and foreign telecommunications by wire or radio. The degree of regulation applicable to a particular carrier depends on the regulatory status of that carrier and the nature of the service and facilities used. Internet or information services are not considered telecommunications services and are not regulated. Further, the FCC also recognizes a distinction between common carrier and private carrier providers of telecommunications services. Common carriers are generally subject to greater regulation. The distinction is based on the specific facts and circumstances of each case and, in particular, the manner in which a company holds itself out to the public. Carriers that offer highly specialized services only to a limited number of stable, repeat customers pursuant to individually tailored arrangements are considered private carriers exempt from the obligations imposed on common carriers.

We operate as a private carrier because we offer and provide highly specialized services to only a select number of stable, repeat customers seeking remote telecommunications services, not the general public, through medium to long-term, individually negotiated and tailored to the exacting demands of oil and gas industry customers. Therefore, we are exempt from many federal obligations borne by common carriers.

As a private carrier, we may not market and provide telecommunications services to the general public or otherwise hold our services out “indifferently” to the public as a common carrier. As a private carrier, we are not entitled to certain interconnection and wholesale pricing from incumbent local exchange carriers and do not operate pursuant to tariffs filed at regulatory agencies that provide some legal protection against contract challenges by a customer. Further, FCC rules require that even private carriers comply with some regulations, including licensing for wireless facilities and making contributions to support the USF.

Section 254 of the Communications Act and the FCC’s implementing rules require all communications carriers providing interstate or international communications services to periodically contribute to the USF. In June 2006, the FCC adopted rules requiring interconnected VoIP service providers to contribute to the USF on the same basis as telecommunications carriers. The USF supports four programs administered by the Universal Service Administrative Company with oversight from the FCC: (i) communications and information services for schools and libraries, (ii) communications and information services for rural health care providers, (iii) basic telephone service in regions characterized by high communications costs, and (iv) communications services purchased by low income users. All telecommunications carriers, including us, are generally required to contribute to the USF, subject to certain exemptions, based on a rate determined by the total subsidy funding needs and the total of certain interstate and international end-user communications revenues reported to the FCC by all communications carriers. Each contributor pays based on its total collected revenue subject to contribution to the USF. We and most of our competitors can pass through USF contributions as part of the price of our services, either as part of the base rate or, to the extent allowed, as a separate surcharge on customer bills. Due to the manner in which these contributions are calculated, and the nature of our current business, we believe certain of our services are exempt from USF contributions.

We are currently reassessing the nature and extent of our USF obligations. Some of our services are exempt from USF contributions. Changes in regulation may also have an impact on the availability of some or all of these exemptions. If the FCC finds that we have not fulfilled our USF obligations because we have incorrectly calculated our contribution, failed to remit any required USF contribution, or for any other reason, we could be subject to the assessment and collection of past due remittances as well as interest and fines, and penalties thereon. Changes in the USF requirements or findings that we have not met our obligations could materially increase our USF contributions and have a material adverse effect on the cost of our operations, and therefore development and growth of our business.

The FCC has granted us several very small aperture terminal, or VSAT, satellite earth station licenses which authorize operation of networks of many small fixed Ku-band earth station terminals communicating with larger hub earth stations in the United States and its territorial waters. We also hold several private land mobile radio licenses which authorize the use of many mobile business/industrial radios. As a wireless licensee, we are subject to Title III of the Communications Act of 1934 and related FCC regulations. Pursuant to Title III, foreign governments or their representatives may not hold wireless licenses. Other foreign ownership limits apply to common carrier wireless providers, but because we operate as a private carrier and hold private wireless licenses we are not subject to these foreign ownership limitations. However, if the FCC were to determine that we were subject to common carrier regulation, we may need to seek FCC approval to exceed the foreign ownership limits.

We are required to comply with the technical operating and licensing requirements that pertain to our wireless licenses and operations. Such requirements include the obligation to operate only within the technical parameters set forth in our FCC earth station and land mobile radio licenses, seek appropriate renewals and authority to modify the licenses to reflect material changes in operations, and obtain FCC consent prior to an assignment or transfer of control of the licenses. Any failure to comply with the FCC’s regulatory requirements could subject us to FCC enforcement actions, which could result in, among other actions, revocation of licenses and/or fines.

State Regulation

The Communications Act preserves the authority of individual states to impose their own regulation of rates, terms and conditions of intrastate telecommunications services, as long as such regulation is not inconsistent with the requirements of federal law or has not been preempted. Internet services are not subject to state telecommunications regulation. Because we provide telecommunications services that originate and terminate within individual states, including both local service and in-state long distance calls, we may be subject to the jurisdiction of the Public Utility Commissions, or PUCs, and other regulators in each state in which we provide such services. We believe that the nature of our operations as a private carrier, however, exempts us from needing to hold such authorizations. If a PUC were to determine that we should be regulated as a common carrier, we would need to obtain a Certificate of Public Convenience and Necessity, or CPCN, or similar authorization to continue operating in that state. Once certified, we may be subject to certain tariff and filing requirements and obligations to contribute to state universal service and other funds.

Non-U.S. Regulation

We must comply with the applicable laws and regulations and, where required, obtain the approval of the regulatory authority of each country in which we provide services or operate earth stations. The laws and regulatory requirements regulating access to satellite systems vary by country. In certain countries, a license is required to provide our services and to operate satellite earth stations. The application procedure can be time-consuming and costly in some countries, and the terms of licenses vary for different countries. In some countries, there may be restrictions on our ability to interconnect with the local switched telephone network. In addition, in certain countries, there are limitations on the fees that can be charged for the services we provide.

Many countries permit competition in the provision of voice, data or video services, the ownership of the equipment needed to provide telecommunications services and the provision of transponder capacity to that country. We believe that this trend should continue due to commitments by many countries to open their satellite markets to competition. In other countries, however, supply of services by foreign service providers continues to be restricted, whether because a single provider holds a monopoly or, more commonly, a number of national service providers of different descriptions are protected from outside competition by restrictive trade practices. In those cases, we may be required to negotiate for access to service or equipment provided by a local service provider, and we may not be able to obtain favorable rates or other terms.

Export Control Requirements and Sanctions Regulations

In the operation of our business, we must comply with all applicable export control and economic sanctions laws and regulations of the United States and other countries. Applicable United States laws and regulations include the Arms Export Control Act, the International Traffic in Arms Regulations, or ITAR, the Export Administration Regulations and the trade sanctions laws and regulations administered by the United States Department of the Treasury’s Office of Foreign Assets Control, or OFAC.

The export of certain hardware, technical data and services relating to satellites to non-United States persons is regulated by the United States Department of State’s Directorate of Defense Trade Controls, under the ITAR. Other items are controlled for export by the United States Department of Commerce’s Bureau of Industry and Security, or BIS, under the Export Administration Regulations. For example, BIS regulates our export of equipment for earth stations in ground networks located outside of the United States. In addition, we cannot provide certain equipment or services to certain countries subject to United States trade sanctions unless we first obtain the necessary authorizations from OFAC. We are also subject to the Foreign Corrupt Practices Act, which prohibits payment of bribes or giving anything of value to foreign government officials for the purpose of obtaining or retaining business or gaining a competitive advantage.

Employees

As of September 30, 2010, we had approximately 197 full time employees consisting of 26 employees in sales and marketing, 23 employees in finance and administration, 128 employees in operations and technical support and 20 employees in management, general and administrative. We believe our employee relations are good.

Facilities

Our headquarters are located in Houston, Texas. We lease our headquarters facility, which comprises approximately 13,055 square feet of office space. The term of this lease runs through June 30, 2015. We have regional offices in Lafayette, Louisiana, Stavanger, Norway,

Doha, Qatar and Singapore, and additional offices and service centers in the United States, Brazil, the United Kingdom, Nigeria and Saudi Arabia. We believe our current facilities are adequate for our current needs and for the foreseeable future.

Legal Proceedings

From time to time, we have been subject to various claims and legal actions in the ordinary course of our business. We are not currently involved in any legal proceeding the ultimate outcome of which, in our judgment based on information currently available, would have a material adverse impact on our business, financial condition or results of operations.

MANAGEMENT

Executive Officers and Directors

The following table provides information regarding our executive officers, directors and director nominees as of November 11, 2010. Messrs. Slaughter, Browning, O’Hara, Olsen and Whittington have been appointed to our board of directors effective upon the completion of this offering.

Name	Age	Position(s)

Executive Officers
Mark Slaughter (1)	52	Chief Executive Officer, President and Director Nominee
Martin Jimmerson	47	Chief Financial Officer
William Sutton	56	Vice President and General Counsel
Lars Eliassen	38	Vice President & General Manager, Europe Middle East Africa
Hector Maytorena	50	Vice President & General Manager, Americas
Directors
Thomas M. Matthews (2)(3)(4)	67	Chairman of the Board
James H. Browning (1)(5)	61	Director Nominee
Charles L. Davis (2)	45	Director
Omar Kulbrandstad (6)	48	Director
Dirk McDermott (3)(6)	54	Director
Kevin Neveu (3)	50	Director
Kevin J. O’Hara (1)(7)	49	Director Nominee
Keith Olsen (1)(5)	54	Director Nominee
Ørjan Svanevik (6)	44	Director
Brent K. Whittington (1)(5)	39	Director Nominee

(1)	Director nominee who will become a director effective upon completion of this offering.

(2)	Member of our audit committee

(3)	Member of our compensation committee

(4)	Member of our corporate governance and nominating committee

(5)	Member of our audit committee effective upon completion of this offering.

(6)	Will resign upon completion of this offering

(7)	Member of our compensation committee effective upon completion of this offering.

Mark Slaughter has served as our Chief Executive Officer and President since August 2007. Prior to that, Mr. Slaughter served as our President and Chief Operating Officer from January 2007 to July 2007. Prior to joining us, Mr. Slaughter served as Vice President and General Manager for Security Services Americas, a division of United Technologies Corporation from July 2005 to December 2006 and as President, Broadband Division for Stratos Global Corporation from January 2003 to December 2004. Mr. Slaughter is a graduate of United Technologies’ Executive Program at the University of Virginia’s Darden Graduate School of Business. He received an A.B. in General Studies, C.L.G.S., concentration in Economics, from Harvard College and an MBA from Stanford’s Graduate School of Business.

Martin Jimmerson has served as our Chief Financial Officer since November 2006. Prior to that, Mr. Jimmerson served as Chief Financial Officer for River Oaks Imaging & Diagnostic, LP from November 2002 to December 2005. Mr. Jimmerson received a B.A. degree in accounting from Baylor University.

William Sutton has served as our Vice President and General Counsel since March 2008. Prior to that, Mr. Sutton served as Chairman for Sweeten & Sutton Brokerage, Inc. from March 2007 to February 2008 and President and Chief Executive Officer for Abbey SA, LP from April 2004 to October 2006. Mr. Sutton received a Bachelor of Business Administration degree from the University of Texas at Austin and a Juris Doctorate from the University of Houston.

Lars Eliassen has been with us and our predecessor since May 2003 serving as our Vice President & General Manager, Europe Middle East Africa since November 2007, Vice President—Global Sales from March 2007 to November 2007, Vice President—Americas from March 2005 to March 2007, and as Vice President - Global Operations from May 2003 to March 2005. Mr. Eliassen has completed an executive education course in Emerging Growth Companies at Stanford University’s Graduate School of Business. He received a B.S. degree in Electrical Engineering from Rice University.

Hector Maytorena has been with us since November 2007 serving as our Vice President & General Manager, Americas since November 2009 and as Vice President, Global Sales & Marketing from November 2007 to October 2009. Prior to joining RigNet, he served as General Manager of Southeast Texas for United Technologies’ UTC Fire & Security (operating under the Chubb Security and Redhawk brands) from November 2006 to November 2007. Prior to that role, he was Director of Sales at Chubb Security USA from August 2005 to November 2006. Prior to UTC, Mr. Maytorena served in various leadership roles at Stratos Global Corporation’s Broadband Division with his last assignment as Director of Global Sales and Marketing from November 2002 to August 2005. Mr. Maytorena is a graduate of United Technologies’ Emerging Leaders Program at the University of Virginia’s Darden Graduate School of Business.

Thomas M. Matthews has served as Chairman of our Board of Directors since May 2008. Mr. Matthews served as Chairman and Chief Executive officer of Avista Corporation from July 1998 to December 2001, Chairman of Link Energy and its predecessor EOTT Energy from April 2002 to February 2003 and as Chief Executive Officer of Link Energy from March 2003 to January 2005 and has served as Managing Trustee to Link Trust since January 2005. Mr. Matthews received a BSCE from Texas A&M University and attended advanced management programs in International Business at Columbia University and in Finance at Stanford University. Mr. Matthews brings a wealth of public company board experience and knowledge of the energy industry to our board.

James H. Browning is a director nominee. Mr. Browning served as a partner at KPMG LLP, an international accounting firm, from July 1980 to his retirement in September 2009. Mr. Browning began his career at KPMG LLP in 1971, becoming a partner in 1980. Mr. Browning most recently served as KPMG’s Southwest Area Professional Practice Partner in Houston. Mr. Browning has also served as an SEC Reviewing Partner and as Partner in Charge of KPMG LLP’s New Orleans audit practice. Mr. Browning received a B.S. degree in Business Administration from Louisiana State University and is a certified public accountant. He currently serves on the Board and Audit Committee of Texas Capital Bancshares, Inc., a publicly traded financial holding company. Mr. Browning will bring a wealth of knowledge dealing with financial and accounting matters to our board as well as extensive knowledge of the role of public company boards of directors.

Charles L. Davis has served as a member of our Board of Directors since June 2005. Mr. Davis has been a partner in SMH Private Equity Group, a United States based investment firm that funds companies that apply technology solutions in the energy sector, since December 2004. Mr. Davis received a Bachelor’s degree in Business from Washington and Lee University and is a Certified Public Accountant in the Commonwealth of Virginia. Mr. Davis brings experience in finance, accounting and investment banking to our board as well as a wealth of experience in the energy industry.

Omar Kulbrandstad has served as a member of our Board of Directors and our predecessor’s Board of Directors since 2001. Mr. Kulbrandstad co-founded our predecessor and served as Chief Operating Officer of our predecessor from 2001 to 2004, our Chief Executive Officer from 2004 to 2007 and as a non-employee advisor to us from 2007 to 2008. Mr. Kulbrandstad received a BSc in Electrical Engineering, Electronics from Trondheim School of Technology in Norway. Mr. Kulbrandstad brings a deep understanding of our business and operations to our board as well as a technical understanding of our business from an engineering perspective and knowledge of the energy industry in Norway.

Dirk McDermott has served as a member of our Board of Directors since March, 2010. Since 1997, Mr. McDermott has served as managing director of Altira Group LLC, a United States based venture capital firm that invests in companies that develop and commercialize energy technologies in the areas of natural resources, clean energy and electric power, which Mr. McDermott founded. Mr. McDermott holds a Master of Science in geophysics and a Master of Business Administration from Stanford University. Mr. McDermott brings over 25 years of experience as an investor, manager and scientist in the energy industry to our board.

Kevin Neveu has served as a member of our Board of Directors since September 2004. Mr. Neveu has served as the Chief Executive Officer of Precision Drilling Corporation since August 2007 adding the title of President in January 2009. Prior to that, Mr. Neveu was with National Oilwell Varco, serving as President of its Rig Solutions Group from May 2002 to August 2007 and president of its Downhole Tools Business from January 1999 to May 2002. Mr. Neveu has served as a director of Precision Drilling Corporation since August 2007, as a director of Heart and Stroke Foundation of Alberta since December 2009 and was appointed a Member of the Board of Directors and a Member of the Executive Committee of the International Association of Drilling Contractors, Houston, Texas in January 2010. Mr. Neveu received a BSc degree in Mechanical Engineering from the University of Alberta. Mr. Neveu brings a wealth of knowledge of the energy industry and international operations to our board as well as experience running a public company and being on a public company board.

Kevin J. O’Hara is a director nominee. Mr. O’Hara is a co-founder and has served as the Chairman of the Board of Troppus Software Corporation, an early stage software company providing technical solutions to service providers that support home technology and networks, since March 2009, and he has served as a director of Integra Telecom Inc., a facility based communications company, since December 2009. Prior to that, Mr. O’Hara was a co-founder Of Level 3 Communications, Inc. and served as its President from July 2000 to March 2008 and as the Chief Operating Officer of Level 3 Communications, Inc. from March 1998 to March 2008. From August 1997 to July 2000, Mr. O’Hara served as Executive Vice President of Level 3 Communications, Inc. Prior to that, Mr. O’Hara served as President and Chief Executive Officer of MFS Global Network Services, Inc. from 1995 to 1997, and as Senior Vice President of MFS and President of MFS Development, Inc. from October 1992 to August 1995. From 1990 to 1992, he was a Vice President of MFS Telecom, Inc. Mr. O’Hara has a Master of Business Administration from the University of Chicago and a Bachelor of Science in Electrical Engineering from Drexel University. Mr. O’Hara will bring a wealth of experience in the communications industry to our board as well as experience running a public company.

Keith Olsen is a director nominee. Mr. Olsen served as Chief Executive Officer, President and Director of Switch and Data Facilities Company, Inc., a provider of network-neutral data centers that house, power and interconnect the Internet, from February 2004 to May 2010, when Switch and Data Facilities Company, Inc. was acquired by Equinix, Inc. Prior to that, Mr. Olsen served as a Vice President of AT&T, where he was responsible for indirect sales and global sales channel management from May 1993 to February 2004. From 1986 to 1993, Mr. Olsen served as Vice President of Graphnet, Inc., a provider of integrated data messaging technology and services. Mr. Olsen has a bachelor’s degree from the State University of New

York, Geneseo. Mr. Olsen will bring experience in running a public company to our board as well as a wealth of experience in the communications industry.

Ørjan Svanevik has served as a member of our Board of Directors since October 2009. Mr. Svanevik has served as an independent advisor to Cubera Private Equity AS, since October 2009. Prior to that, Mr. Svanevik served as Head of M&A for Aker ASA from 2005 to 2008. During the fall of 2008, he was a Partner at True North Capital AS. Since 2009, he has been the Managing Director of Oavik Capital AS. Mr. Svanevik received a master’s degree in General Economics from The Norwegian School of Management (BI) and an MBA from Thunderbird. Mr. Svanevik brings experience in finance, corporate development and international business to our board.

Brent K. Whittington is a director nominee. Mr. Whittington has served as the Chief Operating Officer of Windstream Corporation, a publicly traded communications company providing phone, high-speed Internet and high-definition digital TV services, since August 2009. Prior to that, Mr. Whittington served as the Executive Vice President and Chief Financial Officer of Windstream Corporation from July 2006 to August 2009. From December 2005 to July 2006, Mr. Whittington served as Executive Vice President and Chief Financial Officer of Windstream Corporation’s predecessor, Alltel Holding Corp. From 2002 to August 2005, Mr. Whittington served as Vice President of Finance and Accounting of Alltel Corporation, parent company of Alltel Holding Corp and, from August 2005 to December 2005, Mr. Whittington also served as the Senior Vice President-Operations Support of Alltel Corporation. Prior to joining Alltel, Mr. Whittington was with Arthur Andersen LLP for over eight years. Mr. Whittington has a degree in accounting from the University of Arkansas at Little Rock. Mr. Whittington will bring experience in finance and accounting to our board as well as a wealth of experience in the communications industry.

Our executive officers are appointed by our board of directors and serve until their successors have been duly elected and qualified. There are no family relationships among any of our directors, director nominees or executive officers.

Code of Ethics

We have adopted a code of business conduct and ethics applicable to our principal executive, financial and accounting officers and all persons performing similar functions. A copy of that code will be available on our corporate website at www.rignet.com upon completion of this offering.

Composition of the Board of Directors

Our board of directors currently consists of six members, all of whom are non-employee members. Each director holds office until the election and qualification of his or her successor, or his or her earlier death, resignation or removal. Our post-offering bylaws permit our board of directors to establish by resolution the authorized number of directors.

Pursuant to the terms of our existing stockholders agreement, our existing current directors were elected as follows:

•	The holders of our common stock elected one independent member of our board of directors: Omar Kulbrandstad;

•	The holders of our series A preferred stock elected one independent member of our board of directors, subject to the approval of the holders of a majority of our outstanding shares of series B preferred stock and series C preferred stock: Charles Davis;

•	The holders of our series B preferred stock elected one independent member of our board of directors, subject to the approval of the holders of a majority of our outstanding shares of series A preferred stock and series C preferred stock: Kevin Neveu;

•	Altira elected one member of our board of directors: Dirk McDermott;

•	Cubera elected one member of our board of directors: Ørjan Svanevik; and

•	The holders of a majority of our series A preferred stock, the holders of a majority of our series B preferred stock and the holders of a majority of our series C preferred stock elected one independent member of our board of directors: Thomas M. Matthews.

Upon the closing of this offering, all of our preferred stock will be converted into our common stock and all of the contractual rights to appoint directors will be automatically terminated. Messrs. Kulbrandstad, McDermott and Svanevik will resign from our board of directors effective upon completion of this offering. Commencing with our first annual meeting of stockholders after the completion of this offering, all of our director positions will be up for re-election.

Our post-offering certificate of incorporation provides that the number of authorized directors will be determined from time to time by resolution of the board of directors and that a director may only be removed outside of the normal election process for cause by the affirmative vote of the holders of a majority of the shares then entitled to vote at an election of our directors.

Director Independence

In the fourth quarter of 2010, our board of directors undertook a review of the independence of each post-offering director and considered whether any post-offering director had a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. As a result of this review, our board of directors determined that all of our post-offering directors, other than our chief executive officer, Mark Slaughter, were “independent directors” and met the independence requirements under the listing standards of the NASDAQ.

Committees of the Board of Directors

Our board of directors has established an audit committee, a compensation committee and a corporate governance and nominating committee.

Audit Committee

Our audit committee consists of Charles Davis and Thomas Matthews, each of whom is a non-employee member of our board of directors. In addition, James H. Browning, Keith Olsen and Brent K. Whittington have been appointed to our audit committee effective upon the completion of this offering. Mr. Davis is the chairperson of our audit committee. Our board of directors has determined that each current member of our audit committee and each of Messrs. Browning, Olsen and Whittington meet the requirements of financial literacy under the requirements of the NASDAQ and SEC rules and regulations. Mr. Davis serves as our audit committee financial expert, as defined under SEC rules, and possesses financial sophistication as required by the NASDAQ. Mr. Matthews is independent as such term is defined in Rule 10A-3(b)(1) under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Mr. Davis is not independent within the meaning of Rule 10A-3(b)(1) because of his affiliation with Sanders Morris Harris Private Equity Group and the present level of stock ownership of our Company by funds and investors affiliated with Sanders Morris Harris Private Equity Group. The test for independence under Rule 10A-3(b)(1) for the audit committee is different than the general test for independence of board and committee members. In accordance with

Rule 10A-3(b)(1) and the listing standards of the NASDAQ, we plan to modify the composition of the audit committee within 12 months after the effectiveness of our registration statement relating to this offering so that all of our audit committee members will be independent as such term is defined in Rule 10A-3(b)(1) and under the listing standards of the NASDAQ. Our board of directors has determined that Mr. Browning is also an audit committee financial expert as defined under SEC rules.

Our audit committee is responsible for, among other things:

•	selecting and hiring our independent auditors, and approving the audit and non-audit services to be performed by our independent auditors;

•	evaluating the qualifications, performance and independence of our independent auditors;

•	monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to financial statements or accounting matters;

•	reviewing the adequacy and effectiveness of our internal control policies and procedures;

•	discussing the scope and results of the audit with the independent auditors and reviewing with management and the independent auditors our interim and year-end operating results; and

•	preparing the audit committee report that the SEC requires in our annual proxy statement.

Our board of directors has adopted a written charter for the audit committee, which will be available on our website upon the completion of this offering.

Compensation Committee

Our compensation committee consists of Kevin Neveu, Thomas Matthews and Dirk McDermott, each of whom is a non-employee member of our board of directors. In addition, Kevin J. O’Hara has been appointed to our compensation committee effective upon the completion of this offering. Mr. Neveu is the chairman of our compensation committee. Our board of directors has determined that each current member of our compensation committee and Mr. O’Hara meet the requirements for independence under the requirements of the NASDAQ. Mr. McDermott will resign upon completion of this offering. Our compensation committee is responsible for, among other things:

•	reviewing and approving compensation of our executive officers including annual base salary, annual incentive bonuses, specific goals, equity compensation, employment agreements, severance and change in control arrangements, and any other benefits, compensations or arrangements;

•	reviewing and recommending compensation goals, bonus and option compensation criteria for our employees;

•	reviewing and discussing annually with management our “Compensation Discussion and Analysis” disclosure required by SEC rules;

•	preparing the compensation committee report required by the SEC to be included in our annual proxy statement; and

•	administering, reviewing and making recommendations with respect to our equity compensation plans.

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee will initially consist only of Thomas Matthews, who is a non-employee member of our board of directors. Mr. Matthews is the chairman of this committee. Our board of directors has determined that Mr. Matthews satisfies the requirements for independence under the NASDAQ rules.

Our corporate governance and nominating committee is responsible for, among other things:

•	assisting our board of directors in identifying prospective director nominees and recommending nominees for each annual meeting of stockholders to the board of directors;

•	reviewing developments in corporate governance practices and developing and recommending governance principles applicable to our board of directors;

•	reviewing succession planning for our executive officers;

•	overseeing the evaluation of our board of directors and management;

•	determining the compensation of our directors; and

•	recommending members for each board committee of our board of directors.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is an officer or employee of our Company. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Director Compensation for the Year Ended December 31, 2009

We did not grant any options or other equity compensation to any member of our board of directors in 2009. The following table summarizes the cash compensation of each member of our board of directors in 2009:

Fees Earned or
Name	Paid in Cash

Thomas M. Matthews	$106,750	(1)
Charles L. Davis	—
Omar Kulbrandstad	—
Dirk McDermott	—
Kevin Neveu	$31,866	(2)
Ørjan Svanevik	—

(1)	Mr. Matthews received an annual retainer of $45,000, board fees of $51,250 and meeting fees of $10,500 for in-person attendance at board and compensation committee meetings.

(2)	Mr. Neveu received $20,000 in board fees, meeting fees of $11,866 for in-person and telephone attendance at board and compensation committee meetings.

In 2009, directors who were affiliated with any of our preferred stockholders did not receive any compensation. All directors were entitled to reimbursement for reasonable travel and other business expenses incurred in connection with attending meetings of the board of directors or committees of the board of directors.

Effective upon the closing of this offering, our board of directors has adopted a compensation policy that will be applicable to all of our non-employee directors. This compensation policy provides that each such non-employee director will receive the following compensation for board and committee services:

•	an annual retainer paid in cash in an amount equal to $9,000 per quarter;

•	an annual equity award of restricted stock in an amount equal to $50,000 or, at the option of the Company, an equivalent payment in cash;

•	$1,500 for each board meeting attended in person if traveling from the United States and $4,500 for each board meeting attended in person if traveling from outside the United States; and

•	$1,000 for each committee meeting attended in person.

In addition, this compensation policy provides that the chairman of our audit committee will receive an additional annual retainer of $10,000; the chairman of the compensation committee will receive an additional annual retainer of $7,500; the chairman of the corporate governance and nominating committee will receive an additional annual retainer of $5,000; and the non-executive chairman of the board of directors will receive an additional annual retainer of $50,000.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview

The compensation committee of our board of directors has overall responsibility for the compensation program for our executive officers. Members of the compensation committee are appointed by the board. Currently, the compensation committee consists of three members of the board, none of whom are executive officers of our Company.

Our executive compensation program is designed to encourage our executives to focus on building stockholder value, maximizing rational growth and bottom line results.

Our objective is to provide a competitive total compensation package to attract and retain key personnel and drive effective results. To achieve this objective, the compensation committee has implemented and maintains compensation plans that tie a substantial portion of the executives’ overall compensation to key strategic financial and operational goals such as our annual Management EBITDA (a non-GAAP measure defined below), revenue and balance sheet management. Our executive compensation program provides for the following elements:

•	base salaries, which are designed to allow us to attract and retain qualified candidates in a highly competitive market;

•	variable compensation, which provides additional cash compensation and is designed to support our pay-for-performance philosophy;

•	equity compensation, principally in the form of options, which are granted to incentivize executive behavior that results in increased stockholder value; and

•	a benefits package that is available to all of our employees.

A detailed description of these components is provided below.

Elements of Our Executive Compensation Program

Base Salary.  We utilize base salary as the primary means of providing compensation for performing the essential elements of an executive’s job. We attempt to set our base salaries at levels that allow us to attract and retain executives in competitive markets.

Variable Pay.  Our variable pay compensation, in the form of an annual cash bonus, is intended to incentivize our executives to meet our corporate objectives and compensate them for achieving these objectives. In addition, our variable pay compensation is intended to reward and incentivize our executives for exceeding their objectives. These objectives may be both financial and non-financial and may be based on company, divisional or individual performance. These objectives are segregated so that executives may receive a bonus for those objectives met and not for those they fail to meet; however, no bonus will be paid if we do not achieve at least 80% of our annual Management EBITDA (as defined below) target. For financial objectives, the compensation committee typically sets a target level where 100% of the bonus amount can be earned, a threshold level where a smaller bonus amount can be earned and a maximum level where a substantially larger bonus can be earned for exceeding the target. Once the bonus is determined, our chief executive officer, other than for himself, has discretion to increase or decrease the bonus by up to 25% based upon the achievement by the executive of personal objectives and our chief executive officer’s judgment of the executive’s relative contribution to results, subject to board approval. For our chief executive officer’s bonus opportunity, the board has discretion to increase or decrease the bonus by any amount.

Equity-Based Compensation.  Our equity-based compensation is intended to enhance our ability to retain talent over the long-term, to reward longer-term efforts that enhance future value, and to provide executives with a form of reward that aligns their interests with those of our stockholders. Executives whose skills and results we deem to be critical to our long-term success are eligible to receive higher levels of equity-based compensation. Executives typically receive an equity award in the form of an option that vests over a period of time upon commencement of their employment. Thereafter, they may receive additional awards from time to time as the compensation committee determines consistent with the objectives described above.

Benefits.  Our benefits, such as our basic health benefits, 401(k) plan, and life insurance, are intended to provide a stable array of support to executives and their families throughout various stages of their careers, and these core benefits are provided to all executives regardless of their individual performance levels. The 401(k) plan allows participants to defer up to 100% of their annual compensation, subject to the cap set by the Internal Revenue Code. The executives’ elective deferrals are immediately vested and nonforfeitable upon contribution to the 401(k) plan.

Taxes.  Our compensation committee does not have any particular policies concerning the payment of tax obligations on behalf of our employees. We are required by law to withhold a portion of every compensation payment we make to our employees. In the case of non-cash compensation, that means that either we withhold a portion of the non-cash compensation payment and pay cash to the appropriate tax authorities or that the employees make a direct cash payment to us in lieu of our withholding a portion of the non-cash compensation. All payments to or on behalf of our employees, including tax payments, are considered compensation and are evaluated by our compensation committee as part of our overall compensation packages. In the future, our compensation committee will consider all possible forms of compensation, including payment of tax obligations on behalf of our employees, in determining how best to compensate our employees to achieve the overall objectives of our compensation program.

Determining the Amount of Each Element of Compensation

Overview.  The amount of each element of our compensation program is determined by our compensation committee on an annual basis taking into consideration the results of our operations, long and short-term goals, individual goals, the competitive market for our executives, the experience of our compensation committee members with similar companies and general economic factors.

In 2009, our compensation committee concurred with management’s recommendation that in the then-current economic environment all salaries within our Company should remain frozen at 2008 levels with no merit-based increases. Our compensation committee did however consider increases for management members who were promoted or assumed greater responsibilities than they had in 2008.

Our chief executive officer provides input to the compensation committee on the performance and compensation levels of our executives, other than himself, as well as information regarding promotions and assumption of additional duties, but he does not have a vote on the compensation committee. Other than for himself, he recommends the base salaries for his direct reports, subject to compensation committee and board approval. Once the level of compensation is set for the year, the compensation committee may revisit its decisions and approvals if there are material developments during the year, such as promotions, that may warrant a change in compensation. After the year is over, the compensation committee reviews the performance of the executive officers and key employees to determine the achievement of variable pay targets and to assess the overall functioning of our compensation plans against our goals.

Base Salary.  Our compensation committee reviews our executives’ base salaries on an annual basis taking into consideration the factors described above as well as changes in position or responsibilities. In the event of material changes in position, responsibilities or other factors, the compensation committee may consider modifying an executive’s base pay during the course of the year.

In 2009, due to the harsh economic conditions, we did not provide increases in base salaries to any of our employees, including our named executive officers, unless they received a promotion or assumed additional duties. Mr. Eliassen received an increase as a result of adding the operations of the Middle East to his duties effective May 2009. Mr. Maytorena received an increase as a result of his promotion and assuming increased operational responsibilities in October 2009. We summarize the changes in base salary of our named executive officers for 2009 in the table below:

	2008	2009	Dollar	Percentage
Name	Base Salary	Base Salary	Increase	Increase

Mark Slaughter	$262,784	$262,784	$—	—%
Martin Jimmerson	218,784	218,784	—	—
William Sutton	172,784	172,784	—	—
Lars Eliassen	157,203	170,000	12,797	8.1
Hector Maytorena	137,784	150,000	12,216	8.9

Variable Pay.  Our compensation committee establishes an executive bonus plan on an annual basis and distributions are typically made during the first calendar quarter of the next calendar year, once the compensation committee has determined if the goals have been achieved. However, the compensation committee has the authority to modify our bonus structure throughout the year if they consider it appropriate. Examples of circumstances in which our compensation committee might consider revising a bonus plan include mergers, acquisitions, divestitures, board-approved budget revisions and other material changes in our Company. In addition, our board has discretion to increase or decrease by 25% any formula bonus to reflect an individual’s perceived contribution to our Company’s results. In addition, with respect to our chief executive officer, our board has complete discretion to increase or decrease the formula bonus.

Our executive bonus plan for 2009 provided a potential bonus for each executive based on the achievement of region-wide or company-wide financial targets. For all executives, the potential award is based on the following performance metrics:

•	Management EBITDA (a non-GAAP measure), which the plan defines as earnings before interest, taxes, depreciation and amortization. The plan also allows for financial targets to be adjusted based on budgeted exchange rates, post acquisition re-organization costs and any other centrally agreed upon exceptional items. Typically, exceptional items would include impairment of goodwill, gain on sale of assets, other (income) expense, changes in the fair value of derivatives, stock-based compensation expense and initial public offering costs. Although similar to Adjusted EBITDA, Management EBITDA differs in that it excludes other income (expense) and normalizes actual foreign currency exchange rates to what was included in the budgeted Management EBITDA so that the executives neither benefit nor are harmed by exchange rate changes or other income (expense) items out of their control. As described above, Management EBITDA may also be similarly adjusted for other items outside of their control to more closely compare to budgeted Management EBITDA.

•	Revenue, which we define as gross revenue less credits and uncollectible billings as reported in accordance with GAAP.

•	DSO, which we define as the average of each end-of-quarter accounts receivable balance less reserve for doubtful accounts divided by four, then divided by quarterly revenue multiplied by 365 days.

For Messrs. Slaughter, Jimmerson, Sutton and Maytorena in 2009, we utilized these performance metrics on a consolidated company-wide basis. For Mr. Eliassen (and for Mr. Maytorena beginning in 2010), with respect to the Management EBITDA and revenue metrics, the performance metrics are weighted with 30% based on consolidated company-wide performance and 70% based on the performance for the region each manages. However, in every case, the weighting is 65% Management EBITDA, 20% Revenue and 15% DSO.

For 2009, our company-wide consolidated financial targets for bonus purposes were $101.2 million Revenue, $34.3 million Management EBITDA, and 65 DSO. For Mr. Eliassen’s operational area, our financial targets were $27.4 million Revenue and $12.4 million Management EBITDA. These amounts were set as goals for bonus compensation purposes only and did not necessarily reflect actual expected results.

Since our financial targets are stretch targets, our compensation committee believes in paying smaller bonuses if we reach at least 80% of our target and larger bonuses if we exceed the target level. For 2009, we used the following multiplier table for our Management EBITDA performance metric to determine each executive’s bonus formula if we achieved between 80% and 140% of the Management EBITDA target:

Percentage of	Target
Plan/Budget	Multiplier

140%	2.000
120	1.500
110	1.250
105	1.125
100	1.000
95.875
90.750
80.500
Less than 80	0

For 2009, we used the following multiplier table for our Revenue and DSO metrics to determine the executive’s bonus multiplier if we achieved between 80% and 140% of the Revenue or DSO target:

Percentage of	Target
Plan/Budget	Multiplier

140%	1.40
120	1.20
110	1.10
100	1.00
90.90
80.80
Less than 80	0

For each of the two tables above, if the percentage of plan or budget was between two levels, the results were interpolated on a straight-line basis between the two levels.

In 2009, the aggregate multiplier was then multiplied by a percentage of the executive’s base salary which represented the executive’s bonus opportunity based on achieving all three financial targets. The table below shows each named executive officer’s bonus opportunity in 2009 if we achieved our target levels:

	2009	Potential
	Base	100%	Potential 100%
Name	Salary	Bonus (%)	Bonus ($)

Mark Slaughter	$262,784	50%	$131,392
Martin Jimmerson	218,784	35	76,574
William Sutton	172,784	25	43,196
Lars Eliassen	170,000	25	42,500
Hector Maytorena	150,000	25	37,500

In 2009, the achievement of our financial targets was as follows:

	Plan	Actual
	(In	(In
	Millions	Millions
	Except	Except	Percentage	Resulting
Financial Target	DSO)	DSO)	of Plan	Multiplier

Consolidated Revenue	101.2	82.1	81%	0.81
Consolidated Management EBITDA	34.3	28.7 (1)	84	0.60
Consolidated DSO	65	65	100	1.00
Mr. Eliassen’s Revenue	27.4	27.0	99	0.99
Mr. Eliassen’s Management EBITDA	12.4	14.3	116	1.40

(1)	Management EBITDA is lower than Adjusted EBITDA for 2009 by $0.4 million due to the elimination of other income (expense) and the normalization of actual foreign currency exchange rates to budgeted rates. Management’s intent with such modification is to neither benefit nor harm a plan participant for exchange rate changes that are beyond the control of the plan participant.

Messrs. Slaughter’s, Jimmerson’s, Sutton’s and Maytorena’s 2009 bonus formula was their respective 100% bonus potential (as shown in the table above) multiplied by the sum of (i) 65% of the Consolidated Management EBITDA multiplier; (ii) 20% of the Consolidated Revenue Multiplier; and (iii) 15% of the Consolidated DSO Multiplier.

Mr. Eliassen’s 2009 formula bonus was his 100% bonus potential (as shown in the table above) multiplied by 30% of the sum of (65% of the Consolidated Management EBITDA multiplier plus 20% of the Consolidated Revenue Multiplier) plus 70% of the sum of (65% of his Management EBITDA multiplier plus 20% of his Revenue Multiplier) plus 15% of the Consolidated DSO Multiplier.

The resulting bonuses were then adjusted on a discretionary basis to reflect each individual’s perceived overall performance during the year, resulting in a 10% increase in the bonus for Messrs. Slaughter, Jimmerson and Sutton, a 5% increase in Mr. Eliassen’s bonus and a 5% decrease in Mr. Maytorena’s bonus.

Mr. Slaughter received a discretionary upward adjustment of 10% over his formulaic payout based upon his shepherding our Company successfully through the severe industry downturn in 2009, maintaining the financial health of our Company, the confidence of our customers and the morale of our employees and his work on restructuring our U.S. land segment.

Mr. Jimmerson received a discretionary upward adjustment of 10% over his formulaic payout based upon his strong cost management during the severe industry downturn in 2009, which resulted in the highest annual Adjusted EBITDA percentage in our history, and his achieving successful banking arrangements with Bank of America.

Mr. Sutton received a discretionary upward adjustment of 10% over his formulaic payout based upon his strong contributions in rolling out a new regulatory compliance program,

improving our contracting process and throughput with customers and suppliers, and helping us preliminarily prepare for a public listing from a legal perspective.

Mr. Eliassen received a discretionary upward adjustment of 5% over his formulaic payout based upon his strong stewardship over the Europe, Middle East and Africa regions and delivering year over year growth despite difficult overall industry conditions.

Mr. Maytorena received a discretionary downward adjustment of 5% under his formulaic payout based upon an assessment that Mr. Maytorena could have delivered better results than occurred despite the challenges of the severe industry downturn.

As a result, the bonuses we paid to our named executive officers for 2009 were as follows:

		Bonus
	Potential	Earned		Actual
	100%	Per	Discretionary	Bonus
Name	Bonus	Formula	Adjustment	Paid

Mark Slaughter	$131,392	$91,974	$9,198	$101,172
Martin Jimmerson	76,574	53,602	5,360	58,962
William Sutton	43,196	30,237	3,024	33,261
Lars Eliassen	42,500	45,900	2,295	48,195
Hector Maytorena	37,500	26,250	(1,312)	24,938

Allocation of Equity Compensation Awards

In 2009, we granted the following options to our named executive officers:

Number of Shares
Name	Underlying Options

Mark Slaughter	35,000
Martin Jimmerson	22,500
William Sutton	6,250
Lars Eliassen	6,250
Hector Maytorena	6,250

Our compensation committee granted the additional options to Mr. Slaughter and Mr. Jimmerson in August 2009 to bring their ownership in our Company back in line with the percentage interests they held when they were hired. Their interests had been diluted by equity issuances made since their hiring. The additional grants to Messrs. Sutton, Eliassen and Maytorena were made on January 1, 2009 as part of our normal annual review of equity grants to increase their interest in the long-term success of our Company. None of these rewards were based on any paid compensation studies.

Options granted to our executives and other employees typically vest over a period of four years, with 25% of the shares vesting on each of the first, second, third and fourth year anniversary of the grant date. Our compensation committee does not apply a rigid formula in allocating options to executives as a group or to any particular executive. Instead, our compensation committee exercises its judgment and discretion and considers, among other things, the role and responsibility of the executive, competitive factors, the amount of stock-based equity compensation already held by the executive, the non-equity compensation received by the executive and the total number of options to be granted to all participants during the year. Our compensation committee typically makes annual grants of equity awards to our employees in connection with its annual review of our employees’ compensation and then throughout the year our compensation committee evaluates grants for new hires, promotions or other changes that may warrant additional grants.

Timing of Equity Awards

Our compensation committee generally grants options to executives and current employees once per year on the date of the regularly scheduled compensation committee meeting. However, we have historically also made additional grants in connection with major events such as third party financings. With respect to newly hired employees, our practice is typically to make grants at the first meeting of the compensation committee following the employee’s hire date. We do not have any program, plan or practice to time option grants in coordination with the release of material non-public information. As a privately held company, our compensation committee has historically determined the exercise price of options based on valuations determined by the board of directors, but will switch to the trading price of our common stock on the date of grant upon completion of this offering.

Executive Equity Ownership

We encourage our executives to hold a significant equity interest in our Company. However, we do not have specific share retention and ownership guidelines for our executives. We have a policy that, once we become a publicly traded company following this offering, we will not permit our executives to sell our stock short, will prohibit our executives from holding our stock in a margin account, and will discourage the purchase and sale of exchange-traded options on our stock by our executives.

Type of Equity Awards

Historically, we have only issued stock options, or in limited circumstances, warrants, as equity awards. However, our 2010 Omnibus Incentive Plan permits us to issue stock options, restricted stock units, restricted stock, stock appreciation rights, performance units and performance stock.

Severance and Change in Control Arrangements

See “—Employment Arrangements with Named Executive Officers” and “—Payments Upon Termination or Upon Change in Control” below for a description of the severance and change in control arrangements we have with our named executive officer. The compensation committee believed that these arrangements were necessary to attract and retain our named executive officers. The terms of the arrangements with Messrs. Slaughter and Jimmerson were determined in negotiation with the applicable named executive officer and were not based on any set formula. The severance arrangements with Messrs. Sutton, Eliassen and Maytorena were structured to provide an incentive to these named executive officers to remain with our Company and to get them to execute non-compete agreements.

Effect of Accounting and Tax Treatment on Compensation Decisions

In the review and establishment of our compensation programs, we consider the anticipated accounting and tax implications to us and our executives. In this regard, following the completion of this offering, we may begin utilizing restricted stock and restricted stock units as additional forms of equity compensation incentives in response to changes in the accounting treatment of equity awards under Financial Accounting Standards Board Accounting Standards Codification Topic 718, Stock Compensation, or FASB ASC Topic 718. While we consider the applicable accounting and tax treatment of alternative forms of equity compensation, these factors alone are not dispositive, and we also consider the cash and non-cash impact of the programs and whether a program is consistent with our overall compensation philosophy and objectives.

After we become a public company, Section 162(m) of the Internal Revenue Code and related guidance from the Internal Revenue Service will generally impose a limit on the amount of compensation that we may deduct in any one year with respect to our chief executive officer and each of our next three most highly compensated executive officers, unless specific and detailed criteria are satisfied. Performance-based compensation, as defined in the Internal Revenue Code, is fully deductible if the plan under which the compensation is paid is approved by stockholders and meets other requirements. In addition, certain compensation paid under our plans that existed before we became a public company are not subject to the limitations imposed by Section 162(m) of the Internal Revenue Code. We believe that certain grants of equity awards under our option plans that existed before we became a public company will not be subject to the limitations imposed by Section 162(m) of the Internal Revenue Code, thereby permitting us to receive a federal income tax deduction in connection with such awards. In general, we have determined that we will not seek to limit executive compensation so that it is deductible under Section 162(m). However, from time to time, we monitor whether it might be in our interests to structure our compensation programs to satisfy the requirements of Section 162(m). We seek to maintain flexibility in compensating our executives in a manner designed to promote our corporate goals and therefore our compensation committee has not adopted a policy requiring all compensation to be deductible. Our compensation committee will continue to assess the impact of Section 162(m) on our compensation practices and determine what further action, if any, is appropriate.

Role of Executives in Executive Compensation Decisions

Our compensation committee generally seeks input from our chief executive officer, Mark Slaughter, when discussing the performance of and compensation levels for executives other than himself. The compensation committee also works with Mr. Slaughter and with our chief financial officer and the head of our human resources department in evaluating the financial, accounting, tax and retention implications of our various compensation programs. Neither Mr. Slaughter nor any of our other executives participates in deliberations relating to his or her own compensation.

Summary Compensation Table

The following table provides information regarding the compensation of our chief executive officer, chief financial officer and each of our other three most highly compensated executive officers during 2009. We refer to these executive officers as our named executive officers.

					Non-Equity
					Incentive Plan
				Option	Compensation	All Other
Name and Principal Position	Year	Salary	Bonus (1)	Awards (2)	(3)	Compensation	Total

Mark Slaughter	2009	$262,784	$9,198	$161,000	$91,947	—	$524,929
President and Chief Executive Officer
Martin Jimmerson	2009	218,784	5,360	103,500	53,602	—	381,246
Chief Financial Officer
William Sutton	2009	172,784	3,024	12,000	30,237	—	218,045
Vice President & General Counsel
Lars Eliassen	2009	165,734	2,295	12,000	45,900	406,448 (4)	632,377
Vice President, & General Manager, Europe Middle East Africa
Hector Maytorena	2009	140,838	—	12,000	24,938	—	177,776
Vice President & General Manager, Americas

(1)	Represents discretionary increases in the incentive plan cash bonuses paid to our named executive officers during the first quarter of 2010 based on the achievement of performance metrics during 2009. See “Compensation Discussion and Analysis—Determining the Amount of Each Element of Compensation—Variable Pay” for additional information relating to our 2009 bonuses.

(2)	Amounts in this column represent the aggregate grant date fair value of option awards calculated in accordance with FASB ASC Topic 718. The assumptions we used in valuing options are described in Note 12—“Stock-Based Compensation” to our consolidated financial statements included in this prospectus.

(3)	Represents incentive plan cash bonuses paid to our named executive officers during the first quarter of 2010 based on the achievement of performance metrics during 2009. See “Compensation Discussion and Analysis—Determining the Amount of Each Element of Compensation—Variable Pay” for additional information relating to our 2009 bonuses.

(4)	Mr. Eliassen received tax equalization of $232,727, $107,245 of cost of living allowance and $66,476 of other assignment allowances, which were paid in Norwegian Kroner but converted to United States Dollars using the average rate of exchange of 0.159665 United States Dollars per Norwegian Kroner from www.oanda.com for 2009.

Grants of Plan-Based Awards in 2009

The following table sets forth each grant of plan-based awards to our named executive officers during 2009:

					All
					Other
					Option
					Awards:
		Estimated Future Payouts			Number of	Exercise
		Under Non-Equity Incentive			Securities	Price of	Grant Date
		Plan Awards			Underlying	Option	Fair Value of
	Grant	80%	100%	140%	Options	Awards	Option
Name	Date	Threshold	Target	Maximum (1)	(#)	($/SH) (2)	Awards ($) (3)

Mark Slaughter	8/19/2009	—	—	—	35,000	$5.32	$161,000
	—	$79,492	$131,392	$235,192	—	—	—
Martin Jimmerson	8/19/2009	—	—	—	22,500	5.32	103,500
	—	46,327	76,574	137,067	—	—	—
William Sutton	1/1/2009	—	—	—	6,250	5.32	12,000
	—	26,134	43,196	77,321	—	—	—
Lars Eliassen	1/1/2009	—	—	—	6,250	5.32	12,000
	—	25,713	42,500	76,075	—	—	—
Hector Maytorena	1/1/2009	—	—	—	6,250	5.32	12,000
	—	22,688	37,500	67,125	—	—	—

(1)	The tables in our executive bonus plan for 2009 provided for incentive bonuses up to 140% of plan/budget. However, payouts could have exceeded the maximum set forth in this column if our 2009 metrics exceeded 140% of plan/budget. See “Compensation Discussion and Analysis—Determining the Amount of Each Element of Compensation—Variable Pay” for more information regarding our executive bonus plan for 2009.

(2)	For a discussion of our methodology for determining the fair value of our common stock, see the “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies” section of this prospectus.

(3)	Valuation of these options is based on the aggregate dollar amount of stock-based compensation recognized for financial statement reporting purposes computed in accordance with FASB ASC Topic 718 over the term of these options, excluding the impact of estimated forfeitures related to service-based vesting conditions. The assumptions used by us with respect to the valuation of stock and option awards are set forth in Note 12—“Stock-Based Compensation” to our consolidated financial statements included in this prospectus.

Outstanding Equity Awards at 2009 Fiscal Year-End

The following table lists all outstanding equity awards held by our named executive officers as of December 31, 2009:

	Number of Securities Underlying				Option
	Unexercised Options			Option	Expiration
Name	Exerciseable (1)	Unexerciseable (1)		Exercise Price	Date

Mark Slaughter	96,563	96,563	(2)	$7.00	1/1/2017
	3,125	9,375	(3)	9.64	1/1/2018
	0	35,000	(4)	5.32	8/19/2019
Marty Jimmerson	55,188	55,188	(5)	7.00	1/1/2017
	3,125	9,375	(6)	9.64	1/1/2018
	0	22,500	(7)	5.32	8/19/2019
William Sutton	3,125	9,375	(8)	9.64	1/1/2018
	0	6,250	(9)	5.32	1/1/2019
Lars Eliassen	10,000	0	(10)	2.40	11/1/2014
	12,500	0	(11)	4.00	3/1/2016
	3,125	3,125	(12)	8.32	5/1/2017
	1,563	4,688	(13)	9.64	1/1/2018
	0	6,250	(14)	5.32	1/1/2019
Hector Maytorena	3,125	3,125	(15)	11.00	11/5/2017
	1,563	4,688	(16)	9.64	1/1/2018
	0	6,250	(17)	5.32	1/1/2019

(1)	The options reflected in the table above, except the option granted to Mr. Eliassen on March 1, 2006, vest as to one-fourth of the total number of shares on the first, second, third and fourth year anniversary of the date of award specified in the award agreement.

(2)	The date of award was January 1, 2007.

(3)	The date of award was January 1, 2008.

(4)	The date of award was August 19, 2009.

(5)	The date of award was January 1, 2007.

(6)	The date of award was January 1, 2008.

(7)	The date of award was August 19, 2009.

(8)	The date of award was January 1, 2008.

(9)	The date of award was January 1, 2009.

(10)	The date of award was October 1, 2004.

(11)	The date of award was March 1, 2006.

(12)	The date of award was May 1, 2007.

(13)	The date of award was January 1, 2008.

(14)	The date of award was January 1, 2009.

(15)	The date of award was November 5, 2007.

(16)	The date of award was January 1, 2008.

(17)	The date of award was January 1, 2009.

Option Exercises in 2009

None of our named executive officers exercised any options in 2009.

Pension Benefits

None of our named executive officers participates in or has account balances in qualified or non-qualified defined benefit plans sponsored by us.

Nonqualified Deferred Compensation

None of our named executive officers participates in or has account balances in non-qualified defined contribution plans or other deferred compensation plans maintained by us.

Employment Arrangements with Named Executive Officers

We are party to an employment agreement with our chief executive officer, Mark Slaughter, dated effective August 15, 2007. Through a subsequent amendment, we agreed to employ Mr. Slaughter as our Chief Executive Officer and President through November 15, 2011, but will automatically extend the term of his employment for successive one year periods unless either we or Mr. Slaughter give notice of non-renewal at least 90 days before the end of any term.

Mr. Slaughter’s initial annual base salary was set at $225,000, subject to increase from time to time. Mr. Slaughter is entitled to an annual target bonus of at least 50% of his annual base salary subject to the terms of our annual bonus plan and payable within four months following the end of the fiscal year to which the bonus relates. In 2010, Mr. Slaughter’s target bonus opportunity was increased to 75% of his base salary.

If we terminate Mr. Slaughter’s employment without “cause” or Mr. Slaughter terminates his employment with us for “good reason”, he is entitled to (i) a lump sum cash severance in an amount equal to the sum of his then annual base salary and target bonus for the bonus period in which the termination occurs; (ii) COBRA premiums for up to 18 months or a cash payment in the amount of such premiums plus a tax gross up on any tax he would pay on such amounts under Section 409A of the Internal Revenue Code, or an insured product that does not subject Mr. Slaughter to the Section 409A tax; (iii) all earned but unpaid base salary, accrued but unused vacation and unreimbursed business expenses; and (iv) outplacement services of up to $20,000,

For this purpose, “cause” is defined as any of the following: (i) Mr. Slaughter’s conviction of a felony or a misdemeanor involving moral turpitude, or (ii) if three-fourths of our entire Board approves Mr. Slaughter’s termination based upon either of (a) Mr. Slaughter’s intentional or continued failure to perform his duties other than by reason of an illness or a disability, (b) Mr. Slaughter’s intentional engagement in conduct that is materially injurious to us monetarily or otherwise, or (c) Mr. Slaughter’s gross negligence in the performance of his duties.

For this purpose, “good reason” is defined as any of the following: (i) an adverse change in Mr. Slaughter’s position, authority, duties or responsibilities, including job title, (ii) an adverse change in Mr. Slaughter’s base salary or the taking of any action by us that would diminish, other than in a de minimis amount, the aggregate incentive compensation awards or opportunities of Mr. Slaughter or the level of Mr. Slaughter’s participation relative to other participants, (iii) the relocation of our principal executive offices more than 25 miles from where such offices are located on the effective date of the agreement or Mr. Slaughter being based at any office other than our principal executive offices, except for travel reasonably required in the performance of Mr. Slaughter’s duties and reasonably consistent with Mr. Slaughter’s travel prior to the effective date of the agreement, or (iv) a breach of the employment agreement by us, which remains uncured for 10 days following Mr. Slaughter’s written notice to us of such breach.

If any payment to Mr. Slaughter, would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, we must pay Mr. Slaughter a gross-up payment in an amount such that after the payment by Mr. Slaughter of all taxes he retains an amount of the gross-up payment equal to the initial excise tax.

Likewise, if any payment to Mr. Slaughter, whether under the employment agreement or otherwise, would be subject to the excise tax imposed by Section 409A of the Internal Revenue Code, we must pay Mr. Slaughter a gross-up payment in an amount such that after the payment by Mr. Slaughter of all taxes he retains an amount of the gross-up payment equal to the initial 409A tax.

If Mr. Slaughter’s employment with us is terminated for any reason other than “cause”, any unvested options granted to Mr. Slaughter prior to his termination will become fully vested and exercisable, except any equity awards, including options, issued to Mr. Slaughter by us under a long-term incentive plan after our stock is listed on a public stock exchange or securities market, which awards will vest and continue in accordance with the terms of any such plan. All vested options will be exercisable for the remainder of the original option terms, subject to the same exception noted in the prior sentence.

If Mr. Slaughter’s employment with us is terminated for any reason (i) while he owns shares of our stock purchased by him within his first 90 days of employment with us and (ii) our stock is not listed on any public stock exchange or securities market on such termination date, then for 90 days following his termination, Mr. Slaughter will have a right to sell such shares to us for an immediate lump sum cash payment determined by multiplying the number of such shares by the fair market value per share (such right, the “Put Option”).

Upon a “change of control” as defined in Section 409A of the Internal Revenue Code, all equity awards granted to Mr. Slaughter shall vest and continue to be exercisable pursuant to their respective terms. Mr. Slaughter may also require us to repurchase our warrants that he owns for their net fair market value.

If we terminate Mr. Slaughter’s employment without “cause” or if he terminates his employment for other than “good reason”, he is subject to restrictive covenants of non-competition and non-solicitation for a period of 12 months from his termination date.

We also agreed to a similar agreement with Mr. Jimmerson on the same date. In that agreement, we agree to employ Mr. Jimmerson as our Chief Financial Officer. That agreement has all of the same terms as Mr. Slaughter’s agreement, including subsequent amendments as to term, except Mr. Jimmerson’s initial annual base salary was set at $180,000, subject to increase from time to time, and his annual target bonus potential was 35% of his base salary. In 2010, Mr. Jimmerson’s annual target bonus opportunity was increased to 50% of his base salary.

We also agreed to a similar agreement with Mr. Sutton on May 18, 2010. In that agreement, we agree to employ Mr. Sutton as our Vice President, Secretary & General Counsel. That agreement has all of the same terms as Mr. Slaughter’s agreement, including a subsequent amendment as to term, except Mr. Sutton’s initial annual base salary was set at $172,784, his annual target bonus potential was 30% of his base salary, his agreement does not contain a Put Option and he is not entitled to a gross-up for excise taxes imposed by Section 4999 of the Internal Revenue Code as discussed above.

We also agreed to a similar agreement with Mr. Maytorena on May 18, 2010. In that agreement, we agree to employee Mr. Maytorena as our Vice President & General Manager, Americas. That agreement has all of the same terms as Mr. Slaughter’s agreement, including a subsequent amendment as to term, except Mr. Maytorena’s initial annual base salary was set at $150,000 his annual target bonus potential was 30% of his base salary, his agreement does not contain a Put Option and he is not entitled to a gross-up for excise taxes imposed by Section 4999 of the Internal Revenue Code as discussed above.

Our subsidiary, RigNet AS, is a party to an employment agreement with Lars Eliassen effective as of June 1, 2010. Our subsidiary agreed to employ Mr. Eliassen as Vice President & General Manager, Europe Middle East Africa. Through a subsequent amendment, we agreed to employ Mr. Eliassen through November 15, 2011, but will automatically extend the term of his employment for successive one year periods unless either we or Mr. Eliassen give notice of non-renewal at least 90 days before the end of any term. Our subsidiary agreed to pay Mr. Eliassen a monthly base salary of $16,667 plus net adjustments of $3,333 per month. Our subsidiary also agreed to provide Mr. Eliassen with housing, a tax equalization benefit equal to the taxes he would have paid in the United States, closing costs on United States home sale, standard house appliances, repatriation back to the United States if his employment is involuntarily terminated, use of a company car, two trips back to the United States each year, and tax allowance for taxes incurred on these benefits. Mr. Eliassen agreed not to compete with our subsidiary in any geographical area in which our subsidiary does or plans to provide services on the date of termination for a period of 12 months after the date of termination. Mr. Eliassen also will not hire or induce any employees of our subsidiary to cease their employment with our subsidiary during the same 12 month period. The payments due to Mr. Eliassen upon termination of his employment with us under various conditions and the treatment of the shares of stock that he owns in us (including any options for such shares that he may hold) are the same as those stated above in the discussion of Mr. Slaughter’s agreement, except that the lump sum cash severance amount may vary, as it will be negotiated in good faith at the time of termination, and Mr. Eliassen’s agreement does not contain a Put Option.

Payments Upon Termination or Upon Change in Control

The following table sets forth information concerning the payments that would be received by each of our named executive officers upon a termination of their employment without cause or upon a change of control. The table assumes the termination occurred on December 31, 2009 and uses the fair value of $8.48 for each share of our common stock as of that date, but has been updated to reflect first quarter 2010 salary increases and option awards. The table only shows additional amounts that the named executive officers would be entitled to receive upon termination, and does not show other items of compensation that may be earned and payable at such time such as earned but unpaid base salary or bonuses.

		Accelerated Vesting
		of Options Upon
	Severance Payment	Termination Without
	Upon Termination	Cause, for Good
	Without Cause or	Reason or Upon a
Name	for Good Reason	Change of Control

Mark Slaughter	$584,818 (1)	$182,056 (2)
Martin Jimmerson	443,818 (1)	111,939 (2)
William Sutton	312,868 (1)	14,813 (2)
Lars Eliassen	— (3)	41,563 (2)
Hector Maytorena	266,125 (1)	14,813 (2)

(1)	Includes one year base salary, one year bonus opportunity, 18 month’s COBRA premiums and $20,000 in outplacement services.

(2)	Outstanding options as of December 31, 2009 are set forth above under “—Outstanding Equity Awards at 2009 Fiscal Year-End” and first quarter 2010 option awards are set forth below under “—Option Awards in 2010”.

(3)	In accordance with Norwegian law, Mr. Eliassen’s employment agreement provides that the cash severance amount payable to Mr. Eliassen will be negotiated in good faith at the time of severance.

Compensation Increases in 2010

Effective January 1, 2010, the named executive officers base salaries were increased according to the table below.

	2009	2010	Dollar	Percentage
Name	Base Salary	Base Salary	Increase	Increase

Mark Slaughter	$262,784	$281,400	$18,616	7.1%
Martin Jimmerson	218,784	234,300	15,516	7.1
William Sutton	172,784	210,000	37,216	21.5
Lars Eliassen	170,000	200,000	30,000	17.6
Hector Maytorena	150,000	175,000	25,000	16.7

The adjustments for executive management were due to individual merit and market adjustment pools rather than the use of third party compensation studies. We purchased a third party compensation report to gain input on average market increases in the various geographies in which our employees work. Management then recommended to the compensation committee and board of directors both the merit increase and market adjustment pools, expressed as percentages of aggregate base pay of all employees, which pools were then allocated to individual employees based on performance, future potential and retention factors. For 2010, the compensation committee and board of directors awarded an aggregate pool of 5% in eligible compensation, broken down into 3.1% for merit increases, 0.9% for market adjustments, and 1% for special retention compensation in a year of expected economic recovery. Individual employee increases may be higher or lower than the average, provided that the pool is not exceeded for increases across all eligible employees.

In setting pay for individual employees, we considered performance, career potential, need for retention, tenure and skills for the position and overall responsibilities. The aggregate compensation increases were within the 5% overall pool limit, as overages had to be further approved by the board. The board set the pay increase for our chief executive officer. The chief executive officer recommended the pay increases for his direct reports, subject to compensation committee and board approval. All remaining employees had their pay recommended by management, subject to chief executive officer approval and compensation committee concurrence.

For Messrs. Jimmerson, Sutton, Eliassen and Maytorena, we took into account the above described evaluation factors to set each of their base salary increases, which were then reviewed and approved by the compensation committee. Mr. Slaughter’s base salary increase was determined by the board of directors based on the same factors and drawing from the same overall funding pools. After consultation with the compensation committee, the chief executive officer recommended Mr. Jimmerson’s base salary be increased by the same percentage as his own, which has been typical of their treatment at our Company. For Mr. Sutton, the chief executive officer recommended an increase in base salary in order to bring Mr. Sutton’s base salary up to a level he believed was commensurate with the number three position in our Company and recognizing his performance and importance to our Company. For Mr. Eliassen, the chief executive officer recommended an increase to bring his base salary to a level commensurate with the responsibilities of running one of the largest geographic regions in our Company and further recognizing his length of service to the Company and in the position he currently holds. For Mr. Maytorena, the chief executive officer recommended an increase to bring his base salary to a level commensurate with the responsibility of running one of the largest geographic regions for our Company, while recognizing that he has recently assumed this new role.

When we become a public company, we intend to move to a market-based pay philosophy across base pay, annual bonuses and long-term equity awards.

Option Awards in 2010

On January 1, 2010, we granted our named executive officers the options listed in the table below. The number of options granted to Messrs. Sutton, Eliassen and Maytorena was determined based on the quantity of options granted in 2009 to our executive officers with comparable titles and levels of responsibility. The number of options granted to Messrs. Jimmerson and Slaughter was determined in relation to awards made to the other executive officers to reflect Messrs. Jimmerson’s and Slaughter’s additional responsibilities for our Company.

	Number of Securities Underlying			Option
	Unexercised Options		Option	Expiration
Name	Exerciseable (1)	Unexerciseable (1)	Exercise Price	Date

Mark Slaughter	0	15,000	$8.48	1/1/2020
Marty Jimmerson	0	12,500	8.48	1/1/2020
William Sutton	0	6,250	8.48	1/1/2020
Lars Eliassen	0	6,250	8.48	1/1/2020
Hector Maytorena	0	6,250	8.48	1/1/2020

(1)	The options reflected in the table above vest as to one-fourth of the total number of shares of common stock on January 1, 2011, January 1, 2012, January 1, 2013 and January 1, 2014.

IPO Success Bonus

Our compensation committee has approved $400,000 in bonuses to be paid to some of our key employees most involved in our initial public offering process, including Messrs. Slaughter, Jimmerson and Sutton and five to ten other key employees other than Mr. Eliassen and Mr. Maytorena, upon completion of this offering. The allocation of the bonuses among those individuals will be determined by the compensation committee on a purely discretionary basis based upon the compensation committee’s perception of each key employee’s perceived relative contributions to the success of the offering. The purpose of the IPO success bonus is to incentivize and reward those who are most directly associated with preparing our Company for this offering and who incur significant additional duties in connection with the preparation and filing of this prospectus. Mr. Slaughter and Mr. Jimmerson are expected to receive $125,000 each, Mr. Sutton is expected to receive $60,000 and the other five to ten key employees most involved with preparing this prospectus are each expected to receive a portion of the remaining $90,000.

Employee Benefit Plans

2010 Omnibus Incentive Plan

Our board of directors adopted, and our stockholders approved, the RigNet, Inc. 2010 Omnibus Incentive Plan, or our 2010 Plan. Our 2010 Plan provides for the grant of options to purchase our common stock, both incentive options that are intended to satisfy the requirements of Section 422 of the Internal Revenue Code, nonqualified options, stock appreciation rights, restricted stock, restricted stock units, performance stock, performance units, other stock-based awards and certain cash awards.

We have reserved for issuance under our 2010 Plan 3,000,000 shares of our common stock.

Our employees are eligible to receive awards under our 2010 Plan. In addition, (1) the non-employee directors of our Company, (2) the consultants, agents, representatives, advisors and independent contractors who render services to our Company and its affiliates that are not in connection with the offer and sale of our Company’s securities in a capital raising transaction and do not directly or indirectly promote or maintain a market for our Company’s securities, and (3) other persons designated by our board of directors, will be eligible to receive awards settled in shares of our common stock, other than incentive stock options, under our 2010 Plan.

Our board of directors will administer our 2010 Plan with respect to awards to non-employee directors and our compensation committee will administer our 2010 Plan with respect to awards to employees and other non- employee service providers other than non-employee directors. In administering awards under our 2010 Plan our board of directors or the compensation committee, as applicable (the “committee”), has the power to determine the terms of the awards granted under our 2010 Plan, including the exercise price, the number of shares subject to each award and the exercisability of the awards. The committee also has full power to determine the persons to whom and the time or times at which awards will be made and to make all other determinations and take all other actions advisable for the administration of the plan.

Under our 2010 Plan, the committee may grant:

•	options to acquire our common stock. The exercise price of options granted under our 2010 Plan must at least be equal to the fair market value of our common stock on the date of grant and the term of an option may not exceed ten years, except that with respect to an incentive option granted to any employee who owns more than 10% of the voting power of all classes of our outstanding stock as of the grant date the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date;

•	stock appreciation rights, or SARs, which allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. The amount payable under the stock appreciation right may be paid in cash or with shares of our common stock, or a combination thereof, as determined by the committee;

•	restricted stock, which are awards of our shares of common stock that vest in accordance with terms and conditions established by the committee; and

•	restricted stock units, which are awards that are based on the value of our common stock and may be paid in cash or in shares of our common stock.

Under our 2010 Plan, the committee may also grant performance stock and performance unit awards. Performance stock and performance units are awards that will result in a payment to a participant only if performance goals established by the committee are achieved or the awards otherwise vest. It is intended that our 2010 Plan will conform with the standards of Section 162(m) of the Internal Revenue Code with respect to individuals who are classified as “covered employees” under Section 162(m). The committee will establish organizational or individual performance goals which, depending on the extent to which they are met, will determine the number and the value of performance stock and performance units to be paid out to participants. Payment under performance unit awards may be made in cash or in shares of our common stock with equivalent value, or some combination of the two, as determined by the committee.

The amount of, the vesting and the transferability restrictions applicable to any performance stock or performance unit award will be based upon the attainment of such performance goals as the committee may determine. A performance goal will be based on one or more of the following business criteria: earnings per share, earnings per share growth, total stockholder return, economic value added, cash return on capitalization, increased revenue, revenue ratios, per employee or per customer, net income, stock price, market share, return on equity, return on assets, return on capital, return on capital compared to cost of capital, return on capital employed, return on invested capital, stockholder value, net cash flow, operating income, earnings before interest and taxes, cash flow, cash flow from operations, cost reductions, cost ratios, per employee or per customer, proceeds from dispositions, project completion time and budget goals, net cash flow before financing activities, customer growth and total market value.

Awards may be granted under our 2010 Plan in substitution for stock options and other awards held by employees of other corporations who are about to become employees of our Company or any of our subsidiaries. The terms and conditions of the substitute awards granted may vary from the terms and conditions set forth in our 2010 Plan to the extent our board of directors may deem appropriate.

The existence of outstanding awards will not affect in any way the right or power of our Company to make any adjustments, recapitalizations, reorganizations or other changes in our Company’s capital structure or its business. If our Company shall effect a capital readjustment or any increase or reduction of the number of shares of our common stock outstanding, without receiving compensation therefor in money, services or property, then the number and per share price of our common stock subject to outstanding awards under our 2010 Plan shall be appropriately adjusted.

If we are not the surviving entity in any merger, consolidation or other reorganization; if we sell, lease or exchange or agree to sell, lease or exchange all or substantially all of our assets; if we are to be dissolved; or if we are a party to any other corporate transaction, then the committee may:

•	accelerate the time at which some or all of the awards then outstanding may be exercised, after which all such awards that remain unexercised shall terminate;

•	require the mandatory surrender to our Company of some or all of the then outstanding awards as of a date in which event the committee will then cancel such award and our Company will pay to each such holder an amount of cash per share equal to the excess, if any, of the per share price offered to stockholders of our Company in connection with such transaction over the exercise price under such award for such shares;

•	have some or all outstanding awards assumed or have a new award of a similar nature substituted for some or all of the then outstanding awards;

•	provide that the number of our shares of common stock covered by an award will be adjusted so that such award when exercised will then cover the number and class or series of our common stock or other securities or property to which the holder of such award would have been entitled pursuant to the terms of the agreement or plan relating to such transaction if the holder of such award had been the holder of record of the number of shares of our common stock then covered by such award; or

•	make such adjustments to awards then outstanding as the committee deems appropriate to reflect such transaction.

After a merger or consolidation involving our Company each holder of a restricted stock award granted under our 2010 Plan shall be entitled to have his or her restricted stock appropriately adjusted based on the manner in which the shares of our common stock were adjusted under the terms of the agreement of merger or consolidation.

Awards under our 2010 Plan shall be designed, granted and administered in such a manner that they are either exempt from, or comply with, the requirements of Section 409A of the Internal Revenue Code.

Our board of directors may alter, amend, or terminate our 2010 Plan and the committee may alter, amend, or terminate any award agreement in whole or in part; however, no termination, amendment, or modification shall adversely affect in any material way any award previously granted, without the written consent of the holder.

No awards may be granted under our 2010 Plan on or after the tenth anniversary of the effective date, unless our 2010 Plan is subsequently amended, with the approval of stockholders, to extend the termination date.

2001 Performance Stock Option Plan

The board of directors of our predecessor, RigNet Inc., a Texas corporation, adopted, and the stockholders of RigNet Inc. approved, the RigNet Inc. 2001 Performance Stock Option Plan, or the 2001 Plan, effective October 15, 2001. As a result of our merger with RigNet Inc., we adopted and assumed sponsorship of the 2001 Plan. In February 2010, the 2001 Plan was amended by our board of directors to provide that no awards may be granted under the 2001 Plan and that no person will be eligible to receive an award under the plan on or after February 17, 2010.

The 2001 Plan allows for the grant of options to purchase our common stock, both incentive options that are intended to satisfy the requirements of Section 422 of the Internal Revenue Code, and nonqualified options. Awards under the 2001 Plan may be granted to our employees, non-employee directors and consultants who are believed by our board of directors to be in a position to make a substantial contribution to our success. Our board of directors administers the 2001 Plan and makes all awards under the 2001 Plan.

We will not issue any new awards under the 2001 Plan on or after February 17, 2010. The terms of the 2001 Plan, and the applicable award agreements, will continue to govern any outstanding awards issued under the 2001 Plan.

As of September 30, 2010, options to purchase a total of 53,125 shares of our common stock were issued and outstanding under the 2001 Plan, and a total of 55,182 shares of our common stock had been issued upon the exercise of options granted under the 2001 Plan that had not been repurchased by us.

Our board of directors has the authority to determine the terms and conditions of the awards granted under the 2001 Plan.

The 2001 Plan provides that in the event substantially all of our assets are acquired or 50 percent or more of our outstanding shares are acquired our board of directors has the discretion to cancel an option granted under the 2001 Plan as of the effective date of the transaction in return for payment to the option holder of an amount equal to a reasonable estimate equal to the difference between the amount payable to a holder of a share of our common stock as a result of the transaction and the exercise price to acquire one share under the option. In addition, the 2001 Plan provides that all options outstanding under the 2001 Plan shall terminate if we are dissolved or liquidated or are not the surviving entity in a merger or consolidation, unless the surviving corporation in a merger or consolidation transaction issues a substitute option that substantially preserves the option holder’s rights and benefits with respect to the option issued under the 2001 Plan.

The 2001 Plan allows our board of directors to require that a grantee of an option agree to, and to become bound by, the terms of the Amended and Restated Stockholders’ Agreement dated June 20, 2005, among us and our stockholders (the “Stockholders’ Agreement”), in order to receive an option under the plan.

The price at which shares of our common stock may be purchased under an option shall be determined by our board of directors, but such price may not be less than the fair market value of the shares on the date the option is granted.

Options granted under the 2001 Plan vest and become exercisable either (a) over a four-year term, with 25 percent of the options vesting on each of the first four anniversary dates of the grant or (b) over a three-year term, with 25 percent of the options vesting 30 days after the grant date and 25 percent vesting on each of the first three anniversary dates of the grant.

A nonqualified option issued under the 2001 Plan generally expires a reasonable period of time after the date of grant as set forth by our board of directors in the option award agreement, unless terminated earlier. An incentive option issued under the 2001 Plan generally expires on the tenth anniversary of the date the option is granted, unless terminated earlier.

Upon termination, the 2001 Plan provides generally that a grantee who is a former employee or director shall have the right to exercise the vested portion of any option held at termination for at least 3 months following termination of his or her service for any reason and that the grantee (or his or her authorized successor) shall have the right to exercise the vested option for at least 12 months if the grantee’s service terminates due to death or a qualifying disability unless the general term of the option ends before such 3 month or 12 month period, in which case the vested option may be exercised only before the end of such general term. Awards to individuals who are not employees or directors shall terminate after termination of such grantee’s service to us and our affiliates at the time provided by our Board in the applicable award agreement.

A grantee shall not have any rights as a stockholder with respect to our common stock covered by an option until the date a stock certificate for such common stock is issued by us.

2006 Long-Term Incentive Plan

Our board of directors adopted, and our stockholders approved, the RigNet, Inc. 2006 Long-Term Incentive Plan, or our 2006 Plan, effective January 1, 2006. In February 2010, our 2006 Plan was amended by our board of directors, and the amendment was approved by our stockholders. Our 2006 Plan allows for the grant of options to purchase our common stock, both incentive options that are intended to satisfy the requirements of Section 422 of the Internal Revenue Code and nonqualified options, stock appreciation rights, restricted stock awards, performance stock awards and performance unit awards. Awards under our 2006 Plan may be granted to our employees, non-employee directors and consultants who have or will render services to or on behalf of us and our affiliates. Our compensation committee administers our 2006 Plan and makes all awards under the plan, which awards are then confirmed by our board of directors.

We will not issue any new awards under our 2006 Plan after the completion of this offering. The terms of our 2006 Plan, and the applicable award agreements, will continue to govern any outstanding awards issued under the plan. No awards have been issued under our 2006 Plan other than options to purchase our common stock. We do not intend to issue any new awards under our 2006 Plan in 2010 prior to the completion of this offering other than additional options to purchase our common stock.

We have reserved for issuance under our 2006 Plan 1,250,000 shares of our common stock. As of September 30, 2010, options to purchase a total of 780,656 shares of our common stock were issued and outstanding under our 2006 Plan, and a total of 24,688 shares of our common stock had been issued upon the exercise of options granted under our 2006 Plan that had not been repurchased by us.

Our board of directors has the authority to determine the terms and conditions of the awards granted under our 2006 Plan.

Our 2006 Plan provides that in the event substantially all of our assets are acquired or a controlling amount of our outstanding shares are acquired each award granted under our 2006 Plan will expire as of the effective time of such acquisition transaction unless the surviving or purchasing entity agrees to assume such awards.

Our 2006 Plan requires a grantee of an option granted under our 2006 Plan to agree to, and become bound by, the terms of the Stockholders’ Agreement in order to exercise an option granted under the plan. That agreement restricts the transfer of and grants us the right to repurchase shares of our stock acquired under an option granted under the plan.

The price at which shares of our common stock may be purchased under an option shall be determined by our board of directors, but such price may not be less than the fair market value of the shares on the date the option is granted.

Options granted under the 2006 Plan vest and become exercisable as determined by our board of directors and provided in the applicable award agreement. An option issued under our 2006 Plan generally expires on the tenth anniversary of the date the option is granted, unless terminated earlier.

After termination of a grantee’s service to us and our affiliates, he or she may exercise the vested portion of his or her option for the period of time stated in the option agreement. Our 2006 Plan provides generally that the grantee shall have the right to exercise the vested portion of any option held at termination within 3 months following termination of his or her service for any reason and that the grantee (or his or her authorized successor) shall have the right to exercise the option for at least one year if the grantee’s service terminates due to death or a qualifying disability unless the general term of the option ends before such 3 month or one year period, in which case the option may be exercised only before the end of such general term.

A grantee shall not have any rights as a stockholder with respect to our common stock covered by an option until the date a stock certificate for such common stock is issued by us.

Limitation on Liability and Indemnification Matters

Our post-offering certificate of incorporation contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which the director derived an improper personal benefit.

Our post-offering certificate of incorporation and post-offering bylaws provide that we are required to indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law. Our post-offering bylaws also provide that we are obligated to advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by our board of directors. With specified exceptions, these agreements provide for indemnification for related expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our post-offering certificate of incorporation and our post-offering bylaws may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

RELATED PARTY TRANSACTIONS

Since January 1, 2007, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we were or are a party in which the amount involved exceeded or exceeds $120,000 and in which any of our directors, executive officers, holders of more than 5% of any class of our voting securities, or any member of the immediate family of any of the foregoing persons, had or will have a direct or indirect material interest, other than compensation arrangements with directors and executive officers, which are described where required under the captions “Management” and “Executive Compensation” appearing elsewhere in this prospectus, and the transactions described below.

Board of Directors

Prior to the completion of this offering, the holders of our preferred stock have contractual rights to appoint four members of our board of directors as described under “Management—Composition of the Board of Directors”. This right terminates upon completion of this offering. Some of these appointees will remain on our board following this offering as described above under the caption “Management”, but we are under no contractual obligation to retain them.

Registration Rights

All holders of our preferred stock, including Cubera, funds managed by Altira and funds affiliated with Sanders Morris, have registration rights with respect to the shares that they hold beginning 180 days after completion of this offering or such earlier date as is agreed by Deutsche Bank Securities Inc. For a description of these registration rights, see “Description of Capital Stock—Registration Rights”.

Preferred Stock

Below is a summary of the material terms of our series C, series B and series A preferred stock. There will be no shares of preferred stock of any class outstanding upon completion of this offering.

Dividends

Our existing certificate of incorporation provides for dividends

•	that accumulate on each share of our series C preferred stock, whether or not declared by our board of directors, at the rate of 12.0% per annum evidenced in the form of additional series C preferred stock, which have all the same features as other series C preferred stock, except that dividends do not accumulate;

•	that accumulate on each share of our series B preferred stock, whether or not declared by our board of directors, at the rate of $0.1199 per annum until July 2014, payable in cash or, at the election of the holder, a number of shares of common stock equal to the amount of series B dividend payable divided by $1.20; and

•	on our series A preferred stock, when and as declared by our board of directors.

Conversion of Preferred Stock

Effective immediately prior to the completion of this offering, all of our outstanding shares of preferred stock of all classes and accrued and unpaid dividends on our series B and series C preferred stock will convert into 3,973,738 shares of our common stock, plus an additional 625 shares of our common stock for each day after September 30, 2010, before this offering is completed, for the accrual of unpaid dividends on our series B and series C preferred stock. Our existing certificate of incorporation provides that in the event of an initial public offering, such as the completion of this offering, we must convert all outstanding shares of preferred stock into common stock by multiplying the number of shares of preferred stock to be converted by the amount per share originally paid to us in exchange for the shares of preferred stock to be converted, or in the case of our series C preferred stock, $1.20, and dividing the result by the conversion price, which, after being adjusted for our recent reverse stock split, is four times the amount per share originally paid to us in exchange for the shares of preferred stock to be converted, or in the case of our series C preferred stock, $4.80, subject to further adjustment from time to time to prevent dilution. For each of our series C, series B and series A preferred stock, the amount per share originally paid to us for those shares, or in the case of our series C preferred stock, $1.20, equals one-fourth of the conversion price, after being adjusted for our recent reverse stock split, for those shares. Therefore, each four shares of preferred stock will be converted into one share of common stock in connection with the initial public offering. The aggregate amount of accrued and unpaid dividends on our series C and series B preferred stock will be divided by the applicable conversion price, as adjusted, to determine the number of shares of common stock payable to holders of our series C and series B preferred stock for those dividends.

Major Event Preference

Effective immediately prior to the completion of this offering, we expect to issue 1,326,252 shares of our common stock, plus an additional 200 shares of our common stock for each day after September 30, 2010, before this offering is completed, for the daily accrual of unpaid dividends on our series B and series C preferred stock, based on the assumed initial public offering price of $15.00 per share, which is the midpoint of the range included on the cover page of this prospectus, to pay our preferred stockholders the major event preference. Our existing certificate of incorporation requires that in the event of an initial public offering, such as the completion of this offering, we must pay

•	to the holders of our series C preferred stock, a number of shares of our common stock equal to that number of shares of our common stock which would be purchasable in the initial public offering for a payment in cash of an amount equal to the amount per share of our series C preferred stock that they paid for such shares, or $1.20 per share, plus an amount equal to accumulated but unpaid dividends;

•	to the holders of our series B preferred stock, a number of shares of our common stock equal to that number of shares of our common stock which would be purchasable in the initial public offering for a payment in cash of an amount equal to the amount per share of our series B preferred stock that they paid for such shares, or $1.20 per share, plus an amount equal to accumulated but unpaid dividends; and

•	to the holders of our series A preferred stock, a number of shares of our common stock equal to that number of shares of our common stock which would be purchasable in the initial public offering for a payment in cash of an amount equal to the amount per share that they paid per share of our series A preferred stock ($1.00) multiplied by 1.5, or $1.50 per share, plus an amount equal to any declared and accumulated but unpaid dividends.

Stock and Stock Options Granted to and Employment Arrangements with Directors and Executive Officers

For more information regarding the grant of stock and stock options to directors and executive officers and employment arrangements with our executive officers, please see “Management—Director Compensation for the Year Ended December 31, 2009” and “Executive Compensation”.

Indemnification Agreements

We have entered and expect to enter into indemnification agreements with each of our current directors and officers. Each of our executive officers also has indemnification provisions in his employment agreement. These agreements require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We also intend to enter into indemnification arrangements with our future directors and executive officers.

Arrangement with NuPhysicia

In May 2010, we entered into an exclusive arrangement with NuPhysicia to provide telemedicine services for offshore employees at remote offshore sites in the upstream oil and gas industry. This arrangement was intended to provide us with a differentiated service for our customers and to provide NuPhysicia with preferred access to remote sites that we serve. As the service offering was introduced to our customers this year, both we and NuPhysicia concluded that an exclusive arrangement was not the ideal commercial structure under which the parties should operate as it restricts us from supporting other telemedicine providers whom our customers might prefer instead, and it limits NuPhysicia to providing its services only to remote sites served by us. As a result, in October 2010, we provided NuPhysicia with notice of intent to terminate the exclusive arrangement and we are providing no telemedicine services at the current time. Sanders Morris, a holder of more than 5% of our common stock, owns 67% of the outstanding equity interests in NuPhysicia and employees of Sanders Morris serve on the board of NuPhysicia.

Stockholder Notes

In December 2008, we issued Series A Stockholder Notes for cash of $6.0 million. We also refinanced previously issued stockholder notes, along with accrued and imputed interest of $2.5 million, into the Series B Stockholder Notes totaling $8.3 million. Series A and B Stockholder Notes were non-interest bearing and payable on August 31, 2009. The Series A and B Stockholder Notes were subordinate to bank debt but with an equal priority above preferred stock and common stock. In May 2009, we repaid both the Series A and Series B Stockholder Notes in full. Holders of the Series A and B Stockholder Notes included Messrs. Slaughter and Jimmerson and funds and persons associated with Altira, Sanders Morris and Cubera.

In conjunction with such debt financing, we issued warrants to purchase 375,000 shares of common stock at a price of $0.04 per share to the Series A noteholders and warrants to purchase 343,750 shares of common stock at a price of $0.04 per share to the Series B noteholders.

Precision Drilling Corporation

One of our directors, Kevin Neveu, is the President and Chief Executive Officer of Precision Drilling Corporation. We received an aggregate of approximately $0.1 million in 2009 and approximately $0.4 million for the nine months ended September 30, 2010 from Precision Drilling Corporation for services performed by us in the ordinary course of business.

Principal Stockholders

We are currently controlled by Altira, Sanders Morris, and Cubera. As of September 30, 2010, Altira owned 24.5% of our outstanding voting power, Sanders Morris owned 22.5% and Cubera owned 39.0%. In connection with this offering, Altira, Sanders Morris and Cubera will receive shares of our common stock in connection with the conversion of all of our outstanding shares of preferred stock and accrued and unpaid dividends on our series B and series C preferred stock and the payment of the major event preference for our outstanding preferred stock.

In connection with this offering, Altira will receive

•	1,045,326 shares of our common stock in connection with the conversion of all of our outstanding shares of preferred stock held by Altira and accrued and unpaid dividends on our series B and series C preferred stock held by Altira, plus approximately 108 additional shares of our common stock for each day after September 30, 2010, before this offering is completed, for the daily accrual of unpaid dividends on our series B and series C preferred stock; and

•	374,488 shares of our common stock, plus an additional 9 shares of our common stock for each day after September 30, 2010, before this offering is completed, for the daily accrual of unpaid dividends on our series B and series C preferred stock, based on the assumed initial public offering price of $15.00 per share, which is the midpoint of the range included on the cover page of this prospectus, to pay Altira the major event preference for our preferred stock that it holds.

In connection with this offering, Sanders Morris will receive

•	942,108 shares of our common stock in connection with the conversion of all of our outstanding shares of preferred stock held by Sanders Morris and accrued and unpaid dividends on our series B and series C preferred stock held by Sanders Morris, plus approximately 164 additional shares of our common stock for each day after September 30, 2010, before this offering is completed, for the daily accrual of unpaid dividends on our series B and series C preferred stock; and

•	311,470 shares of our common stock, plus an additional 13 shares of our common stock for each day after September 30, 2010, before this offering is completed, for the daily accrual of unpaid dividends on our series B and series C preferred stock, based on the assumed initial public offering price of $15.00 per share, which is the midpoint of the range included on the cover page of this prospectus, to pay Sanders Morris the major event preference for our preferred stock that it holds.

In connection with this offering, Cubera will receive

•	1,855,638 shares of our common stock in connection with the conversion of all of our outstanding shares of preferred stock held by Cubera and accrued and unpaid dividends on our series B and series C preferred stock held by Cubera, plus approximately 340 additional shares of our common stock for each day after September 30, 2010, before this offering is completed, for the daily accrual of unpaid dividends on our series B and series C preferred stock; and

•	593,483 shares of our common stock, plus an additional 27 shares of our common stock for each day after September 30, 2010, before this offering is completed, for the daily accrual of unpaid dividends on our series B and series C preferred stock, based on the assumed initial public offering price of $15.00 per share, which is the midpoint of the range included on the cover page of this prospectus, to pay Cubera the major event preference for our preferred stock that it holds.

In addition, to the extent Altira, Sanders Morris and Cubera participate in this offering as selling stockholders, they will receive proceeds from the sale of shares sold by them in this offering.

Procedures for Related Party Transactions

Under our code of business conduct and ethics, which will become effective upon completion of this offering, our employees, officers and directors are discouraged from entering into any transaction that may cause a conflict of interest for us. In addition, they must report any potential conflict of interest, including related party transactions, to their managers or our general counsel who then reviews and summarizes the proposed transaction for our audit committee. Pursuant to its charter, our audit committee must then approve any related-party transactions, including those transactions involving our directors. In approving or rejecting such proposed transactions, the audit committee considers the relevant facts and circumstances available and deemed relevant to the audit committee, including the material terms of the transactions, risks, benefits, costs, availability of other comparable services or products and, if applicable, the impact on a director’s independence. Our audit committee will approve only those transactions that, in light of known circumstances, are in, or are not inconsistent with, our best interests, as our audit committee determines in the good faith exercise of its discretion. A copy of our code of business conduct and ethics and audit committee charter may be found at our corporate website www.rignet.com upon the completion of this offering.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock as of September 30, 2010 by:

•	each person who beneficially owns more than 5% of the outstanding shares of our common stock;

•	each of our executive officers named in the Summary Compensation Table;

•	each of our stockholders selling shares in this offering;

•	each of our directors; and

•	all directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the shares. Common stock subject to options and warrants that are currently exercisable or exercisable within 60 days of September 30, 2010 are deemed to be outstanding and beneficially owned by the person holding the options or warrants. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person.

Percentage of shares outstanding is based on 10,849,708 shares of our common stock, which comprises and assumes the following:

•	5,318,628 shares of our common stock outstanding as of September 30, 2010;

•	the conversion, which will occur immediately prior to the closing of the offering, of all outstanding shares of our preferred stock and accrued and unpaid dividends on our series B and series C preferred stock into an aggregate of 3,973,738 shares of our common stock (this number will increase by approximately 625 additional shares of our common stock for each day after September 30, 2010, before this offering is completed, for the daily accrual of unpaid dividends on our series B and series C preferred stock);

•	the issuance of 1,326,252 shares of our common stock (this number will increase by an additional 200 shares of our common stock for each day after September 30, 2010, before this offering is completed, for the daily accrual of unpaid dividends on our series B and series C preferred stock, based on the assumed initial public offering price of $15.00 per share, which is the midpoint of the range included on the cover page of this prospectus), to pay our preferred stockholders the major event preference, which will occur immediately prior to the closing of the offering;

•	the exercise on a cashless basis immediately prior to the closing of the offering of the Escalate Warrants for an aggregate of 231,090 shares of our common stock (this number will increase by an additional 27 shares of our common stock for each day after September 30, 2010, before this offering is completed, for the daily accrual of the antidilution adjustment); and

•	the four-to-one reverse stock split of our common stock on November 24, 2010.

Unless otherwise indicated to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable law. Unless otherwise indicated, the address for each listed stockholder is c/o RigNet, Inc., 1880 S. Dairy Ashford, Suite 300, Houston, Texas 77077.

	Number of Shares Beneficially Owned						Percentage of Shares Outstanding
					After Offering	After Offering		After Offering	After Offering
				Shares	Assuming No	Assuming Full		Assuming No	Assuming Full
				Being	Exercise of	Exercise of		Exercise of	Exercise of
			Shares	Offered	Over-	Over-		Over-	Over-
	Before		Being	in Over-	Allotment	Allotment	Before	Allotment	Allotment
Name of Beneficial Owner	Offering		Offered	Allotment	Option	Option	Offering	Option	Option

5% Stockholders

Energy Growth AS	5,296,115	(1)	697,535	106,098	4,598,580	4,492,482	45.3%	30.6%	29.0%

Altira Group LLC	2,924,274	(2)	383,895	58,398	2,540,379	2,481,981	26.1%	17.5%	16.5%

Sanders Morris Harris Group, Inc	2,743,320	(3)	361,484	54,980	2,381,836	2,326,856	24.3%	16.3%	15.4%

Named Executive Officers:

Mark Slaughter	193,634	(4)	—	—	193,634	193,634	1.8%	1.3%	1.3%

Martin Jimmerson	118,933	(5)	—	—	118,933	118,933	1.1%	*	*

William Sutton	7,813	(6)	—	—	7,813	7,813	*	*	*

Lars Eliassen	38,125	(7)	—	—	38,125	38,125	*	*	*

Hector Maytorena	9,375	(8)	—	—	9,375	9,375	*	*	*

Non-Employee Directors:

Thomas M. Matthews	—		—	—	—	—	*	*	*

Charles L. Davis	8,000	(9)	—	—	8,000	8,000	*	*	*

Omar Kulbrandstad	287,083		39,135	5,952	247,948	241,996	2.6%	1.7%	1.6%

Kevin Neveu	13,000	(10)	—	—	13,000	13,000	*	*	*

Dirk McDermott	—	(11)	—	—	—	—	*	*	*

Ørjan Svanevik	—		—	—	—	—	*	*	*

All of our directors and executive officers as a group (11 persons)	675,963	(12)	39,135	5,952	636,828	630,876	6.2%	4.5%	4.3%

Other Selling Stockholders:

Altira Technology Fund IV Direct Investor (13)	75,068		9,501	1,445	65,567	64,122	*	*	*

DE-PMI Partners, L.P. (14)	408,927		53,755	8,176	355,172	346,996	3.7%	2.5%	2.4%

Escalate Capital I, L.P.	231,090		31,502	4,791	199,588	194,797	2.1%	1.4%	1.3%

Mehlam Bhiwandiwala	312		312	—	—	—	*	*	*

Mike Chadwick	625		625	—	—	—	*	*	*

Millennium Finance Co. VI, LLC	490,000		66,797	10,160	423,203	413,043	4.5%	3.0%	2.8%

John Gorman	1,250		1,250	—	—	—	*	*	*

Tomoko Kamata	13,750		13,750	—	—	—	*	*	*

Erik Klefos	5,000		5,000	—	—	—	*	*	*

Matthew Nelson	1,250		1,250	—	—	—	*	*	*

Jonah Sulak	875		875	—	—	—	*	*	*

*	Indicates beneficial ownership of less than 1% of the total outstanding common stock.

(1)	Energy Growth AS owns the shares. It is owned 100% by Energy Growth Holding AS, which is owned 100% by CSV III AS, which is owned 60% by the limited partnership Cubera Secondary KS. The General Partner is the limited partnership Cubera Secondary (GP) KS which owns 10% of Cubera Secondary KS. Cubera Secondary (GP) AS owns 10% of Cubera Secondary (GP) KS and is the ultimate General Partner. Jørgen Kjærnes is the Chairman of the Board and Managing Director of Cubera Secondary (GP) AS. All such entities and Mr. Kjærnes disclaim beneficial ownership of such shares except to the extent of their pecuniary interests in such shares. Includes 833,319 shares of common stock subject to warrants which are exercisable within 60 days of September 30, 2010.

(2)	Altira Group LLC is the Managing Member of Altira Technology Fund III LLC, or Fund III. Additionally, Altira Group LLC is the Managing Member, and sole member, of Altira Management IV LLC, which is the General Partner of Altira Technology Fund IV L.P., or Fund IV. Altira Group LLC and Altira Management IV LLC are collectively referred to as the GP. Fund III and Fund IV, which own the referenced shares, are collectively referred to as the Funds. Dirk McDermott and Carol McDermott are the members of Altira Group LLC, or the Managers. The GP and the Managers may vote or sell securities owned by the Funds. The GP and each of the Managers disclaim beneficial ownership of the shares owned by the funds except to the extent of their pecuniary interests. Includes 367,159 shares of common stock subject to warrants which are exercisable within 60 days of September 30, 2010.

(3)	Sanders Morris Harris Group, Inc. owns 100% of Sanders Morris Harris Inc., which owns 16,125 of the referenced shares. The Board of Directors of Sanders Morris Harris Group, Inc. are George L. Ball, Richard E. Bean, Charles W. Duncan, III, Fredric M. Edelman, Scott B. McClelland, Ben T. Morris, Albert W. Niemi, Jr., Don A.

Sanders, and W. Blair Waltrip. SOF Management, LLC, or SOF, is the General Partner of Sanders Opportunity Fund, L.P. which owns 129,910 of the referenced shares, and Sanders Opportunity Fund (Institutional), L.P., which owns 438,788 of the referenced shares. Don A. Sanders is the chief investment officer of SOF and may vote or sell securities owned by the funds. Sanders Morris Harris Inc. is the sole member of SOF. SMH PEG II Management I, LLC is the General Partner of SMH Private Equity Group I, LP, which owns 1,066,286 of the referenced shares. Charles L. Davis IV, Bruce R. McMaken and Ben T. Morris are the managers of the General Partner. The General Partner and the Managers may vote or sell securities owned by SMH Private Equity Group I. Sanders Morris Harris Inc. owns a 62.5% member interest in the General Partner. SMH PEG II Management II, LLC, which owns 12,057 of the referenced shares, is the General Partner of SMH Private Equity Group II, LP, which owns 830,629 of the referenced shares. Charles L. Davis IV, Bruce R. McMaken and Ben T. Morris are the managers of the General Partner. The General Partner and the Managers may vote or sell securities owned by SMH Private Equity Group I. Sanders Morris Harris Inc. owns a 51.36% member interest in the General Partner. Don A. Sanders owns 167,401 of the referenced shares and his wife Kathy Sanders owns 82,124 of the referenced shares. All such entities and individuals disclaim beneficial ownership of the referenced shares except to the extent of their pecuniary interests. Includes 428,910 shares of common stock subject to warrants which are exercisable within 60 days of September 30, 2010.

(4)	Includes 188,384 shares of common stock subject to options and warrants which are exercisable within 60 days of September 30, 2010. Also includes 5,000 shares of common stock. Also includes 125 shares of common stock owned by Kristen Slaughter, who is Mr. Slaughter’s daughter, and 125 shares of common stock owned by Leslie Slaughter, who is Mr. Slaughter’s daughter. Mr. Slaughter disclaims beneficial ownership of the shares owned by Kristen Slaughter and Leslie Slaughter.

(5)	Includes 113,683 shares of common stock subject to options and warrants which are exercisable within 60 days of September 30, 2010. Also includes 5,250 shares of common stock.

(6)	Includes 7,813 shares of common stock subject to options which are exercisable within 60 days of September 30, 2010.

(7)	Includes 31,875 shares of common stock subject to options which are exercisable within 60 days of September 30, 2010.

(8)	Includes 9,385 shares of common stock subject to options which are exercisable within 60 days of September 30, 2010.

(9)	Consists of an aggregate of 16,125 shares held by Sanders Morris Harris, Inc. as reflected in footnote 3 above and 8,000 shares owned by Mr. Davis directly. Mr. Davis is a manager of two of the private equity funds referenced in footnote 3. Mr. Davis disclaims beneficial interest of those shares other than the 8,000 shares he holds directly.

(10)	Includes 13,000 shares of common stock subject to options which are exercisable within 60 days of September 30, 2010.

(11)	Consists of 2,999,342 shares held by Altira Group LLC as reflected in footnote 2 above. Mr. McDermott is a manager of the general partner of the funds referenced in footnote 2. Mr. McDermott disclaims beneficial interest of those shares.

(12)	Includes the shares reflected in footnotes (4) through (11).

(13)	Includes 18,203 shares of common stock subject to warrants which are exercisable within 60 days of September 30, 2010. Altira Technology Fund IV Direct Investor is not affiliated with Altira Group LLC.

(14)	Includes 67,745 shares of common stock subject to warrants which are exercisable within 60 days of September 30, 2010.

DESCRIPTION OF CAPITAL STOCK

General

The following is a summary of our capital stock and provisions of our post-offering certificate of incorporation and post-offering bylaws. This summary does not purport to be complete and is qualified in its entirety by the provisions of our post-offering certificate of incorporation and post-offering bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part.

Following the closing of this offering, our authorized capital stock will consist of 190,000,000 shares of common stock, $0.001 par value per share, and 10,000,000 shares of undesignated preferred stock, $0.001 par value per share. As of September 30, 2010, we had outstanding 5,318,628 shares of common stock. Following the closing of this offering, our outstanding common stock will include 14,183,042 shares of common stock, plus an additional 625 shares of our common stock for each day after September 30, 2010, before this offering is completed, for the accrual of unpaid dividends on our series B and series C preferred stock, that will be outstanding as of the completion of this offering as a result of the conversion of each of our outstanding shares of preferred stock of all series and accrued and unpaid dividends on our series B and series C preferred stock. Following the closing of this offering, our outstanding common stock will also include 1,326,252 shares of our common stock, plus an additional 200 shares of our common stock for each day after September 30, 2010, before this offering is completed, for the accrual of unpaid dividends on our series B and series C preferred stock, and based on the assumed initial public offering price of $15.00 per share, which is the midpoint of the range included on the cover page of this prospectus, to pay our preferred stockholders the major event preference, which will occur immediately prior to the closing of the offering. As of September 30, 2010, we had 45 common stockholders of record.

Common Stock

Dividend Rights

Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of assets legally available at the times and in the amounts that our board of directors may determine from time to time.

Voting Rights

Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. We have not provided for cumulative voting for the election of directors in our post-offering certificate of incorporation. This means that the holders of a majority of the shares voted can elect all of the directors then standing for election.

No Preemptive, Conversion, Redemption or Sinking Fund Rights

Our common stock is not entitled to preemptive rights and is not subject to conversion or redemption or any sinking fund provisions.

Right to Receive Liquidation Distributions

Upon our liquidation, dissolution or winding-up, the holders of our common stock are entitled to share in all assets remaining after payment of all liabilities and the liquidation preferences of any outstanding preferred stock. Each outstanding share of common stock is, and all shares of common stock to be issued in this offering when they are paid for will be, fully paid and nonassessable.

Preferred Stock

Following the closing of this offering, our board of directors will be authorized, subject to limitations imposed by Delaware law, to issue up to a total of 10,000,000 shares of preferred stock in one or more series, without stockholder approval. Our board is authorized to establish from time to time the number of shares to be included in each series of preferred stock, and to fix the rights, preferences and privileges of the shares of each series of preferred stock and any of its qualifications, limitations or restrictions. Our board can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series of preferred stock then outstanding, without any further vote or action by the stockholders.

Registration Rights

According to the terms of our Registration Rights Agreement, all holders of our preferred stock, including Cubera, funds managed by Altira and Sanders Morris are entitled to demand, piggyback and Form S-3 registration rights. The stockholders who are a party to the Registration Rights Agreement will hold shares of our common stock upon completion of this offering and the conversion of all existing series of our preferred stock into shares of our common stock that are subject to the registration rights under that Registration Rights Agreement.

Demand Registration Rights

At any time following 180 days after the date of this prospectus or such shorter period as may be agreed by our lead underwriter, Deutsche Bank Securities Inc., the holders of a majority of the then outstanding shares of common stock underlying each of the series A preferred stock, series B preferred stock and series C preferred stock obtained as a result of the conversion of the shares of preferred stock in this offering have the right, under our Registration Rights Agreement, to require that we register all or a portion, but not less than $1,000,000 worth of registrable securities as defined in our Registration Rights Agreement, of the aggregate number of registrable securities they hold. We are not required to effect more than two registrations requested by these stockholders on Form S-1, more than one demand registration in any twelve-month period, any demand registration during any period in which we are in the process of negotiating or preparing, and ending on a date 90 days following the effective date of, a registration statement pertaining to an underwritten public offering of securities for our own account, or during any period in which we are in possession of material information concerning our Company or our business and affairs, the public disclosure of which would have a material adverse effect on our Company, which information shall be disclosed to all of the holders requesting registration. The other stockholders who are a party to the Registration Rights Agreement may also include their shares in such registration. The underwriters of any underwritten offering have the right to limit the number of shares to be included in a registration statement filed in response to the exercise of these demand registration rights. We must pay all expenses, except for underwriters’ discounts and commissions, incurred in connection with these demand registration rights.

Piggyback Registration Rights

If we register any securities for public sale, our stockholders with piggyback registration rights under our Registration Rights Agreement have the right to include their shares in the registration, subject to specified exceptions. The underwriters of any underwritten offering have the right to limit the number of shares registered by these holders. We must pay all expenses, except for underwriters’ discounts and commissions, incurred in connection with these piggyback registration rights.

Form S-3 Registration Rights

The holders of a majority of the then outstanding shares of common stock underlying each of the series A preferred stock, series B preferred stock and series C preferred stock obtained as a result of the conversion of the shares of preferred stock in this offering have the right, under our Registration Rights Agreement, to require that we register all or a portion of their shares of common stock on Form S-3 if we are eligible to file a registration statement on that form and the expected proceeds of such offering are at least $1,500,000. The other stockholders who are a party to the Registration Rights Agreement may also include their shares in any such registration. We must pay all expenses, except for underwriters’ discounts and commissions, for all registrations on Form S-3.

Anti-Takeover Effects of Delaware General Corporation Law and Our Certificate of Incorporation and Bylaws

The provisions of Delaware General Corporation Law and our post-offering certificate of incorporation and post-offering bylaws may have the effect of delaying, deferring or discouraging another party from acquiring control of our Company in a coercive manner as described below. These provisions, summarized below, are expected to discourage and prevent coercive takeover practices and inadequate takeover bids. These provisions are designed to encourage persons seeking to acquire control of our Company to first negotiate with our board of directors. They are also intended to provide our management with the flexibility to enhance the likelihood of continuity and stability if our board of directors determines that a takeover is not in our best interests or the best interests of our stockholders. These provisions, however, could have the effect of discouraging attempts to acquire us, which could deprive our stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices. We believe that the benefits of these provisions, including increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our Company, outweigh the disadvantages of discouraging takeover proposals, because negotiation of takeover proposals could result in an improvement of their terms.

Delaware Law

We will be subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, those provisions prohibit a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

•	the transaction is approved by the board before the date the interested stockholder attained that status;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•	the business combination is approved by the board and authorized at a meeting of stockholders by at least two-thirds of the outstanding shares of voting stock that are not owned by the interested stockholder.

Section 203 defines business combination to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to specific exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by any of these entities or persons. The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us.

Certificate of Incorporation and Bylaws

Following the completion of this offering, our certificate of incorporation and bylaws will provide for:

•	Election and Removal of Directors. Our certificate of incorporation and our bylaws contain provisions that establish specific procedures for appointing and removing members of the board of directors. Our directors are elected by plurality vote. Vacancies and newly created directorships on our board of directors may be filled only by a majority of the directors then serving on the board and our directors may be removed by our stockholders only for cause by the affirmative vote of the holders of a majority of the shares then entitled to vote at an election of our directors;

•	Special Stockholder Meetings. Under our bylaws, only a majority of the entire number of our directors may call special meetings of stockholders;

•	Requirements for Advance Notification of Stockholder Nominations and Proposals. Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors;

•	Elimination of Stockholder Action by Written Consent. Our certificate of incorporation eliminates the right of stockholders to act by written consent without a meeting;

•	No Cumulative Voting. Our certificate of incorporation and bylaws do not provide for cumulative voting in the election of directors. Cumulative voting allows a minority stockholder to vote a portion or all of its shares for one or more candidates for seats on the board of directors. Without cumulative voting, a minority stockholder will not be able to gain as many seats on our board of directors based on the number of shares of our common stock the stockholder holds as the stockholder would be able to gain if cumulative voting were permitted. The absence of cumulative voting makes it more difficult for a minority stockholder to gain a seat on our board of directors to influence our board of director’s decision regarding a takeover; and

•	Undesignated Preferred Stock. The authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of our Company.

The provisions described above are intended to promote continuity and stability in the composition of our board of directors and in the policies formulated by the board, and to discourage some types of transactions that may involve an actual or threatened change of control. We expect these provisions would reduce our vulnerability to unsolicited acquisition attempts as well as discourage some tactics that may be used in proxy fights. Such provisions, however, could discourage others from making tender offers for our shares and, as a consequence, may also inhibit increases in the market price of our common stock that could result from actual or rumored takeover attempts. These provisions could also operate to prevent changes in our management.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC.

Listing

We have applied to have our common stock listed on NASDAQ under the trading symbol “RNET”.

MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS
TO NON-U.S. HOLDERS

The following discussion summarizes the material United States federal income and estate tax consequences of the purchase, ownership and disposition of shares of our common stock by certain non-U.S. holders (as defined below). This discussion only applies to non-U.S. holders who purchase and hold our common stock as a capital asset for United States federal income tax purposes (generally property held for investment). This discussion does not describe all of the tax consequences that may be relevant to a non-U.S. holder in light of its particular circumstances.

For purposes of this discussion, a “non-U.S. holder” means a person (other than a partnership) that is not for United States federal income tax purposes any of the following:

•	an individual citizen or resident of the United States (including certain former citizens and former long-term residents);

•	a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust if it is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or it has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

This discussion is based upon provisions of the Internal Revenue Code of 1986, as amended, or the Code, and Treasury regulations, rulings and judicial decisions as of the date hereof. These authorities may change, perhaps retroactively, which could result in United States federal income and estate tax consequences different from those summarized below. This discussion does not address all aspects of United States federal income and estate taxes and does not describe any foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their particular circumstances. In addition, this discussion does not describe the United States federal income and estate tax consequences applicable to a non-U.S. holder who is subject to special treatment under United States federal income tax laws (including a United States expatriate, a “controlled foreign corporation”, a “passive foreign investment company”, a corporation that accumulates earnings to avoid United States federal income tax, a pass-through entity or an investor in a pass-through entity, or a tax-exempt organization or an insurance company). We cannot assure you that a change in law will not significantly alter the tax considerations that we describe in this discussion.

If a partnership (or any other entity treated as a partnership for United States federal income tax purposes) holds our common stock, the United States federal income tax treatment of a partner of that partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your tax advisors.

THIS DISCUSSION IS PROVIDED FOR GENERAL INFORMATION ONLY AND DOES NOT CONSTITUTE LEGAL ADVICE TO ANY PROSPECTIVE PURCHASER OF OUR COMMON STOCK. ADDITIONALLY, THIS DISCUSSION CANNOT BE USED BY ANY HOLDER FOR THE PURPOSE OF AVOIDING TAX PENALTIES THAT MAY BE IMPOSED ON SUCH HOLDER. IF YOU ARE CONSIDERING THE PURCHASE OF OUR COMMON STOCK, YOU SHOULD CONSULT YOUR OWN TAX ADVISORS CONCERNING THE UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR COMMON STOCK IN LIGHT OF

YOUR PARTICULAR CIRCUMSTANCES AND ANY CONSEQUENCES ARISING UNDER THE LAWS OF APPLICABLE STATE, LOCAL OR FOREIGN TAXING JURISDICTIONS. YOU SHOULD ALSO CONSULT WITH YOUR TAX ADVISORS CONCERNING ANY POSSIBLE ENACTMENT OF LEGISLATION THAT WOULD AFFECT YOUR INVESTMENT IN OUR COMMON STOCK IN YOUR PARTICULAR CIRCUMSTANCES.

Distributions on Common Stock

In general, if distributions are made to non-U.S. holders with respect to our common stock, such distributions will be treated as dividends to the extent of our current and accumulated earnings and profits as determined under the Code and will be subject to withholding as discussed below. Any portion of a distribution that exceeds our current and accumulated earnings and profits will first be applied to reduce the non-U.S. holder’s basis in the common stock and, to the extent such portion exceeds the non-U.S. holder’s basis, the excess will be treated as gain from the disposition of the common stock, the tax treatment of which is discussed below under “Disposition of Common Stock”.

Dividends paid to a non-U.S. holder of our common stock will generally be subject to United States withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. But dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, where a tax treaty applies, are attributable to a permanent establishment maintained by the non-U.S. holder in the United States) are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to United States federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code, unless an applicable income tax treaty provides otherwise. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. holder of our common stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required to (a) complete Internal Revenue Service Form W-8BEN (or other applicable form) and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits, or (b) if our common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable Treasury regulations.

A non-U.S. holder of our common stock is eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

Disposition of Common Stock

Any gain realized by a non-U.S. holder on the disposition of our common stock will generally not be subject to United States federal income or withholding tax unless:

•	the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•	we are or have been a United States real property holding corporation for United States federal income tax purposes, as such term is defined in Section 897(c) of the Code, and in the case that our common stock is regularly traded on an established securities market within the meaning of section 897(c)(3) of the Code, you owned directly or pursuant to attribution rules at any time during the five-year period ending on the date of disposition more than 5% of our common stock.

A non-U.S. holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale under regular graduated United States federal income tax rates, and if it is a corporation, in addition it may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses, even though the individual is not considered a resident of the United States. A non-U.S. holder described in the third bullet point above will be subject to United States federal income tax under regular graduated United States federal income tax rates with respect to the gain recognized.

United States Federal Estate Tax

Common stock held by an individual who is not a citizen or resident of the United States (as defined for United States federal estate tax purposes) at the time of death and common stock held by entities the property of which is potentially includible in such individual’s gross estate for United States federal estate tax purposes will be included in such individual’s gross estate for United States federal estate tax purposes, unless an applicable treaty provides otherwise.

Information Reporting and Backup Withholding

We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to such non-U.S. holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

A non-U.S. holder will be subject to backup withholding for dividends paid to such non-U.S. holder unless such non-U.S. holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such non-U.S. holder is a United States person as defined under the Code), or such non-U.S. holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our common stock within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s United States federal income tax liability provided the required information is furnished to the Internal Revenue Service.

Recently Enacted Legislation and Other Reporting Requirements

Subject to certain exceptions, legislation recently enacted generally imposes a withholding tax of 30 percent on dividends paid on our common stock, and the gross proceeds from the disposition of our common stock paid, to a foreign financial institution after December 31, 2012 (regardless of whether the foreign financial institution holds such common stock for its own account or for the account of another U.S. or non-U.S. holder), unless such institution enters into an agreement with the United States government to comply with certain obligations with respect to each account it maintains including the obligations to collect and provide to the United States tax authorities information regarding United States account holders of such institution (which would include certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with United States owners).

Subject to certain exceptions, the legislation also generally imposes a withholding tax of 30 percent on dividends paid on our common stock, and the gross proceeds from the disposition of our common stock paid, to a non-financial foreign entity after December 31, 2012, unless such entity provides the withholding agent with a certification that it does not have any substantial United States owners or provides information to the withholding agent identifying the substantial United States owners of the entity. Under certain circumstances, a non-U.S. holder of our common stock might be eligible for refunds or credits of such withholding taxes. Non-U.S. holders are encouraged to consult with their own tax advisors regarding the possible implications of this proposed legislation on their investment in our common stock.

SHARES ELIGIBLE FOR FUTURE SALE

Before this offering, there has not been a public market for our common stock. As described below, only a limited number of shares currently outstanding will be available for sale immediately after this offering due to contractual and legal restrictions on resale. Nevertheless, future sales of substantial amounts of our common stock, including shares issued upon exercise of outstanding options, in the public market after the restrictions lapse, or the possibility of such sales, could cause the prevailing market price of our common stock to fall or impair our ability to raise equity capital in the future.

Upon completion of this offering, we will have outstanding 14,183,042 shares of our common stock, after giving effect to the conversion of all of our outstanding preferred stock of all classes and accrued and unpaid dividends on our series B and series C preferred stock and the payment to our preferred stockholders of the major event preference. Such number of shares was calculated assuming that there are no exercises of outstanding options after September 30, 2010. Such number of shares will increase by an additional 625 shares of our common stock for each day after September 30, 2010 before the offering is completed for the accrual of unpaid dividends on our series B and series C preferred stock. Of these shares, all of the 5,000,000 shares sold in this offering will be freely tradable in the public market without restriction or further registration under the Securities Act, unless these shares are held by our affiliates, as that term is defined in Rule 144 under the Securities Act. Shares purchased by our affiliates may not be resold except pursuant to an effective registration statement or an exemption from registration, including the exemption under Rule 144 of the Securities Act described below.

After this offering, and assuming no exercise of the underwriters’ over-allotment option, approximately 8.2 million shares of our common stock held by existing stockholders will be restricted securities, as that term is defined in Rule 144 under the Securities Act. These restricted securities may be sold in the public market only if they are registered, if they qualify for an exemption from registration under Rule 701 under the Securities Act, or if the person selling the restricted securities qualifies for safe harbor treatment under Rule 144. Rule 144 and Rule 701 are summarized below. All of these restricted securities are subject to the lock-up agreements described below until 180 to 214 days after the date of this prospectus.

Lock-Up Agreements

In connection with this offering, officers, directors, employees and stockholders, who together hold an aggregate of more than 98% of the outstanding shares of our common stock not being sold in this offering, have agreed, subject to limited exceptions, not to directly or indirectly sell or dispose of any shares of our common stock or any securities convertible into or exchangeable or exercisable for shares of our common stock for a period of 180 days after the date of this prospectus, and in specific circumstances, up to an additional 34 days, without the prior written consent of Deutsche Bank Securities Inc. For additional information, see “Underwriting”.

Rule 144

In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who is not our affiliate and has not been our affiliate at any time during the preceding three months will be entitled to sell any shares of our common stock that such person has beneficially owned for at least six months, including the holding period of any prior owner other than one of our affiliates, without regard to volume limitations. Sales of our common stock by any such person would be subject to the availability of current public information about us if the shares to be sold were beneficially owned by such person for less than one year.

In addition, under Rule 144, a person may sell shares of our common stock acquired from us immediately upon the closing of this offering, without regard to volume limitations or the availability of public information about us, if:

•	the person is not our affiliate and has not been our affiliate at any time during the preceding three months; and

•	the person has beneficially owned the shares to be sold for at least one year, including the holding period of any prior owner other than one of our affiliates.

Beginning 90 days after the date of this prospectus, our affiliates who have beneficially owned shares of our common stock for at least six months, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately 141,830 shares immediately after the completion of this offering; and

•	the average weekly trading volume in our common stock on the NASDAQ during the four calendar weeks preceding the date of filing of a Notice of Proposed Sale of Securities Pursuant to Rule 144 with respect to the sale.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Any employee, officer or director of our Company, or consultant to our Company who purchased shares under a written compensatory plan or contract may be entitled to sell them in reliance on Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 without complying with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling those shares.

Share Plans

We plan on filing a registration statement on Form S-8 under the Securities Act covering the shares of our common stock issuable upon exercise of outstanding options under our 2006 Plan and 2010 Plan and shares of our common stock reserved for issuance under our 2010 Plan. We expect to file this registration statement as soon as practicable after the completion of this offering. However, no resale of these registered shares shall occur until after the 180-day lock-up period.

Registration Rights

At any time after 180 days following this offering or such shorter period as may be agreed by our lead underwriter, Deutsche Bank Securities Inc., the holders of a majority of the then outstanding shares of common stock underlying each of our series A preferred stock, series B preferred stock and series C preferred stock obtained as a result of the conversion of the shares of preferred stock in this offering may demand that we register their shares under the Securities Act or, if we file another registration statement under the Securities Act other than a Form S-8 covering securities issuable under our stock plans or on a Form S-4 covering securities issuable in exchange for the common stock sold pursuant to this offering, may elect to include their shares in such registration. If these shares are registered, they will be freely tradable without restriction under the Securities Act. For additional information, see “Description of Capital Stock—Registration Rights”.

We have agreed not to file any registration statements during the 180-day period after the date of this prospectus with respect to the registration of any common stock or any securities convertible into or exercisable or exchangeable into common stock, other than one or more registration statements on Form S-8 covering securities issuable under our stock plans, without the prior written consent of Deutsche Bank Securities Inc.

UNDERWRITING

The Company, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Deutsche Bank Securities Inc. and Jefferies & Company, Inc. are acting as the representatives of the underwriters.

Underwriters	Number of Shares

Deutsche Bank Securities Inc.
Jefferies & Company, Inc.
Oppenheimer & Co. Inc.
Simmons & Company International
Total	5,000,000

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 500,000 shares from the Company and 250,000 shares from the selling stockholders. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by the Company and the selling stockholders. With respect to the shares sold, such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 750,000 additional shares.

Paid by the Company	No Exercise	Full Exercise

Per Share	$	$
Total	$	$

Paid by the Selling Stockholders

Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $      per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The Company and holders, who together hold an aggregate of more than 98% of the outstanding shares of the Company’s common stock not being sold in this offering, including all officers, directors and selling stockholders, have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Deutsche Bank Securities Inc. This agreement does not apply to any existing employee benefit plans. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

The 180-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day restricted period the Company issues an earnings release or announces material news or a material event; or (2) prior to the expiration of the 180-day restricted period, the Company announces that it will release earnings results during the 15-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release of the announcement of the material news or material event.

Prior to the offering, there has been no public market for the shares. The initial public offering price will be negotiated among the Company and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be the Company’s historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of the Company’s management and the consideration of the above factors in relation to market valuation of companies in related businesses.

The Company has made an application to quote the common stock on the NASDAQ under the symbol “RNET”.

In connection with the offering, the underwriters may purchase and sell common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from the Company in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the Company’s shares, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the NASDAQ, in the over-the-counter market or otherwise.

European Economic Area

In relation to each Member State of the European Economic Area, or the EEA, which has implemented the Prospectus Directive, each a Relevant Member State, each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, or the Relevant Implementation Date, it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d) in any other circumstances which do not require the publication by the Company of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each underwriter has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, or the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the Company; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan, or the Financial Instruments and Exchange Law, and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

The Company and the selling stockholders estimate that their share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $1.5 million.

The Company has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933. The three selling stockholders holding the largest amount of common stock, Cubera, Altira, and Sanders Morris, have also agreed that, in the event that the Company’s indemnity is unavailable or insufficient to hold harmless any underwriter, each of them will severally, and not jointly, indemnify the underwriters to the extent of such unavailability or insufficiency up to the lesser of (i) that selling stockholder’s pro rata share of the Company’s equity and (ii) that selling stockholder’s respective net proceeds from this offering.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the Company, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and such investment and securities activities may involve securities and/or instruments of the Company. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

LEGAL MATTERS

Fulbright & Jaworski L.L.P., Houston, Texas, will pass upon the validity of the issuance of the common stock offered by this prospectus. Cleary Gottlieb Steen & Hamilton LLP, New York, New York, is representing the underwriters in this offering.

EXPERTS

The consolidated financial statements of RigNet, Inc. and subsidiaries as of December 31, 2009 and 2008 and for each of the three years in the period ended December 31, 2009, included in this Prospectus, which is part of this registration statement, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1, including exhibits, under the Securities Act with respect to the common stock to be sold in this offering. This prospectus, which constitutes a part of the registration statement, does not contain all of the information in the registration statement or the exhibits. Statements made in this prospectus regarding the contents of any contract, agreement or other document are only summaries. With respect to each contract, agreement or other document filed as an exhibit to the registration statement, we refer you to the exhibit for a more complete description of the matter involved.

We are not currently subject to the informational requirements of the Securities Exchange Act of 1934. As a result of the offering of the shares of our common stock, we will become subject to the informational requirements of the Exchange Act and, in accordance therewith, will file reports and other information with the SEC. You may read and copy all or any portion of the registration statement or any reports, statements or other information in the files at the public reference room of the SEC located at 100 F Street, N.E., Washington, D.C. 20549.

You can request copies of these documents upon payment of a duplicating fee by writing to the SEC. You may call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference room. Our filings, including the registration statement, will also be available to you on the web site maintained by the SEC at http://www.sec.gov.

We intend to furnish our stockholders with annual reports containing consolidated financial statements audited by our independent auditors, and to make available to our stockholders quarterly reports for the first three quarters of each year containing unaudited interim consolidated financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of RigNet, Inc.
Houston, Texas

We have audited the accompanying consolidated balance sheets of RigNet, Inc. and subsidiaries (the “Company”) as of December 31, 2009 and 2008, and the related consolidated statements of income (loss) and comprehensive income (loss), cash flows, and stockholders’ equity for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of RigNet, Inc. and subsidiaries at December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

/s/  DELOITTE & TOUCHE LLP

Houston, Texas
June 22, 2010
(except for the effects of the reverse stock split discussed in Note 18, as to which the date is November 28, 2010)

RIGNET, INC.

CONSOLIDATED BALANCE SHEETS

	December 31,
	2009	2008
	(in thousands)

ASSETS
Current assets:
Cash and cash equivalents	$11,379	$15,376
Restricted cash	2,500	775
Accounts receivable, net	12,729	16,446
Prepaid expenses and other current assets	4,358	3,796

Total current assets	30,966	36,393
Property and equipment, net	27,011	26,849
Restricted cash	7,500	—
Goodwill	13,887	16,265
Intangibles	8,372	9,716
Deferred tax and other assets	1,074	294

TOTAL ASSETS	$88,810	$89,517

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$3,755	$2,826
Accrued expenses	5,926	4,187
Current maturities of long-term debt	8,664	5,753
Stockholder notes payable	—	11,074
Income taxes payable	6,027	2,917
Deferred revenue	1,306	647

Total current liabilities	25,678	27,404
Long-term debt	21,022	18,322
Deferred revenue	348	1,516
Deferred tax liability	445	552
Other liability	5,201	3,808
Preferred stock derivatives	30,446	8,413

Total liabilities	83,140	60,015

Commitments and contingencies (Note 11)
Preferred stock	17,333	16,257
Redeemable, non-controlling interest	4,576	9,344
Stockholders’ equity:
RigNet, Inc. stockholders’ equity
Common stock—$0.001 par value; 50,000,000 shares authorized; 5,318,316 and 5,303,004 shares issued and outstanding at December 31, 2009 and 2008, respectively	5	5
Additional paid-in capital	9,521	11,303
Accumulated deficit	(26,847)	(6,925)
Accumulated other comprehensive income (loss)	941	(555)

Total RigNet, Inc. stockholders’ equity	(16,380)	3,828
Non-redeemable, non-controlling interest	141	73

Total stockholders’ equity	(16,239)	3,901

TOTAL LIABILITIES AND EQUITY	$88,810	$89,517

The accompanying notes are an integral part of the consolidated financial statements.

RIGNET, INC.

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE
INCOME (LOSS)

	Year Ended December 31,
	2009	2008	2007
	(in thousands, except per share amounts)

Revenue	$80,936	$89,909	$67,164

Expenses:
Cost of revenue	35,165	39,294	29,747
Depreciation and amortization	12,554	10,519	9,451
Impairment of goodwill	2,898	—	—
Selling and marketing	2,187	2,605	2,405
General and administrative	16,444	21,277	20,338

Total expenses	69,248	73,695	61,941

Operating income	11,688	16,214	5,223

Other income (expense):
Interest expense	(5,146)	(2,464)	(5,497)
Other income (expense), net	304	27	(63)
Change in fair value of preferred stock derivatives	(21,009)	2,461	(1,156)

Income (loss) before income taxes	(14,163)	16,238	(1,493)
Income tax expense	(5,457)	(5,882)	(628)

Net income (loss)	(19,620)	10,356	(2,121)
Less: Net income (loss) attributable to:
Non-redeemable, non-controlling interest	292	235	167
Redeemable, non-controlling interest	10	1,715	971

Net income (loss) attributable to RigNet, Inc. stockholders	$(19,922)	$8,406	$(3,259)

COMPREHENSIVE INCOME (LOSS)
Net income (loss)	$(19,620)	$10,356	$(2,121)
Foreign currency translation	1,496	(848)	282

Total comprehensive income (loss)	$(18,124)	$9,508	$(1,839)

INCOME (LOSS) PER SHARE—BASIC AND DILUTED
Net income (loss) attributable to RigNet, Inc. stockholders	$(19,922)	$8,406	$(3,259)
Less: Preferred stock dividends	2,100	3,227	1,051
Less: Adjustment to redeemable, non-controlling interest redemption value	96	9,369	(379)

Net income (loss) attributable to RigNet, Inc. common stockholders	$(22,118)	$(4,190)	$(3,931)

Net income (loss) per share attributable to RigNet, Inc. common stockholders, basic	$(4.16)	$(0.79)	$(0.74)

Net income (loss) per share attributable to RigNet, Inc. common stockholders, diluted	$(4.16)	$(0.79)	$(0.74)

Weighted average shares outstanding, basic	5,312	5,301	5,279

Weighted average shares outstanding, diluted	5,312	5,301	5,279

The accompanying notes are an integral part of the consolidated financial statements.

RIGNET, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2009	2008	2007
	(in thousands)

Cash flows from operating activities:
Net income (loss)	$(19,620)	$10,356	$(2,121)
Adjustments to reconcile net income (loss) to net cash from operations:
Depreciation and amortization	12,554	10,519	9,451
Impairment of goodwill	2,898	—	—
Stock-based compensation	277	231	169
Write-off of deferred financing costs	352	—	—
Change in fair value of preferred stock derivatives	21,009	(2,461)	1,156
Deferred taxes	(818)	(204)	(503)
(Gain) loss on sale of property and equipment	111	(92)	(27)
Accrued and imputed interest on stockholder notes	—	309	2,185
Changes in operating assets and liabilities:
Accounts receivable	3,717	(2,566)	(5,013)
Prepaid expenses and other current assets	(633)	231	(91)
Accounts payable	609	(510)	(2,406)
Accrued expenses	4,849	1,684	700
Deferred revenue	(509)	71	131
Other liability	1,393	2,087	1,721

Net cash provided by operating activities	26,189	19,655	5,352

Cash flows from investing activities:
Capital expenditures	(10,173)	(8,680)	(7,231)
Proceeds from sale of property and equipment	93	92	27
Increase in restricted cash	(9,225)	(775)	—

Net cash used by investing activities	(19,305)	(9,363)	(7,204)

Cash flows from financing activities:
Proceeds from issuance of common stock	137	16	147
Subsidiary distributions to non-controlling interest	(335)	(496)	(120)
Redemption of redeemable, non-controlling interest	(4,763)	(6,745)	—
Proceeds from borrowings	35,000	9,868	21,849
Repayments of long-term debt	(40,440)	(3,864)	(16,005)
Payment of financing fees	(373)	(448)	—

Net cash provided (used) by financing activities	(10,774)	(1,669)	5,871

Net increase (decrease) in cash and cash equivalents	(3,890)	8,623	4,019

Cash and cash equivalents:
Balance, January 1,	15,376	6,864	3,096
Changes in foreign currency translation	(107)	(111)	(251)

Balance, December 31,	$11,379	$15,376	$6,864

Supplemental disclosures:
Income taxes paid	$2,243	$1,124	$172
Interest paid—other	$1,240	$1,790	$1,885
Interest paid—stockholders	$5,708	$—	$—

The accompanying notes are an integral part of the consolidated financial statements.

RIGNET, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

					Accumulated	Total	Non-
			Additional		Other	RigNet, Inc.	Redeemable,	Total
	Common Stock		Paid-In	Accumulated	Comprehensive	Stockholders’	Non-Controlling	Stockholders’
	Shares	Amount	Capital	Deficit	Income (Loss)	Equity	Interest	Equity
					(in thousands)

Balance, January 1, 2007	5,227	$5	$20,103	$(18,745)	$11	$1,374	$27	$1,401
Issuance of common stock	73	—	147	—	—	147	—	147
Preferred stock dividends	—	—	(1,051)	—	—	(1,051)	—	(1,051)
Stock-based compensation	—	—	169	—	—	169	—	169
Uncertain tax position adoption	—	—	—	(362)	—	(362)	—	(362)
Foreign currency translation	—	—	—	—	282	282	—	282
Non-controlling owner distributions	—	—	—	—	—	—	(120)	(120)
Adjustment to redemption value of non-controlling interest	—	—	—	379	—	379	—	379
Warrants issued	—	—	1,070	—	—	1,070	—	1,070
Net income (loss)	—	—	—	(3,259)	—	(3,259)	167	(3,092)

Balance, December 31, 2007	5,300	5	20,438	(21,987)	293	(1,251)	74	(1,177)
Issuance of common stock	3	—	16	—	—	16	—	16
Preferred stock dividends	—	—	(3,227)	—	—	(3,227)	—	(3,227)
Stock-based compensation	—	—	231	—	—	231	—	231
Foreign currency translation	—	—	—	—	(848)	(848)	—	(848)
Adjustment to redemption value of non-controlling interest	—	—	(9,369)	—	—	(9,369)	—	(9,369)
Redemption of non-controlling interest	—	—	—	6,656	—	6,656	—	6,656
Non-controlling owner distributions	—	—	—	—	—	—	(236)	(236)
Warrants issued	—	—	3,214	—	—	3,214	—	3,214
Net income	—	—	—	8,406	—	8,406	235	8,641

Balance, December 31, 2008	5,303	5	11,303	(6,925)	(555)	3,828	73	3,901
Issuance of common stock	15	—	137	—	—	137	—	137
Preferred stock dividends	—	—	(2,100)	—	—	(2,100)	—	(2,100)
Stock-based compensation	—	—	277	—	—	277	—	277
Foreign currency translation	—	—	—	—	1,496	1,496	—	1,496
Adjustment to redemption value of non-controlling interest	—	—	(96)	—	—	(96)	—	(96)
Non-controlling owner distributions	—	—	—	—	—	—	(224)	(224)
Net income (loss)	—	—	—	(19,922)	—	(19,922)	292	(19,630)

Balance, December 31, 2009	5,318	$5	$9,521	$(26,847)	$941	$(16,380)	$141	$(16,239)

The accompanying notes are an integral part of the consolidated financial statements.

RIGNET, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED 2009, 2008 AND 2007

Note 1—Business and Summary of Significant Accounting Policies

Nature of Business

RigNet, Inc. (the Company or RigNet) provides remote communications services for the oil and gas industry through a controlled and managed Internet Protocol/Multiprotocol Label Switching (IP/MPLS) global network, enabling drilling contractors, oil companies and oilfield service companies to communicate more effectively. The Company provides its customers with broadband voice, fax, video and data services in real-time between remote sites and home offices throughout the world, while the Company manages and operates the infrastructure from its land-based Network Operations Center.

RigNet is primarily owned by three private-equity backed investor groups. The Company’s corporate offices are located in Houston, Texas. The Company serves the owners and operators of offshore drilling rigs and production facilities, land rigs, remote offices and supply bases in approximately 30 countries including the United States, Mexico, Qatar, Saudi Arabia, Singapore and Australia.

Basis of Presentation

The Company presents its financial statements in accordance with generally accepted accounting principles in the United States (U.S. GAAP).

Principles of Consolidation and Reporting

The Company’s consolidated financial statements include the accounts of RigNet, LandTel Communications LLC (LandTel), OilCamp AS (OilCamp), RigNet Qatar, WLL (Qatar) and all subsidiaries thereof. All intercompany accounts and transactions have been eliminated in consolidation. RigNet acquired its controlling ownership in LandTel in 2006 and subsequently acquired non-controlling interests (see Note 3—Acquisitions).

Non-controlling interest of subsidiaries represents the outside economic ownership interest of Qatar of less than 3.0% and outside ownership of LandTel of 7.0%, 14.3% and 25.0% as of December 31, 2009, 2008 and 2007, respectively. The Company’s consolidated financial statements retrospectively present non-controlling interest as a result of adoption of new accounting guidance effective January 1, 2009 (see Note 3—Acquisitions).

Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods, as well as certain financial statement disclosures. The estimates that are particularly significant to the financial statements include the Company’s valuation of goodwill, intangibles, preferred stock derivatives, stock-based compensation, tax valuation allowance and uncertain tax positions. While management believes that the estimates and assumptions used in the preparation of the financial statements are appropriate, actual results could differ from these estimates. Further, volatile equity and energy markets combine to increase uncertainty in such estimates and assumptions. As such, estimates and assumptions are adjusted when facts and circumstances dictate and any changes will be reflected in the financial statements in future periods.

RIGNET, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED 2009, 2008 AND 2007—(CONTINUED)

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on-hand and highly-liquid investments purchased with maturities of three months or less.

Restricted Cash

At December 31, 2009, the Company had $10.0 million in restricted cash to satisfy credit facility requirements, of which $7.5 million was non-current. At December 31, 2008, the Company had $0.8 million in restricted cash.

Accounts Receivable

Trade accounts receivable are recognized as customers are billed in accordance with customer contracts. The Company reports an allowance for doubtful accounts for probable credit losses existing in accounts receivable. Management determines the allowance based on a review of currently outstanding receivables and the Company’s historical write-off experience. Significant individual receivables and balances which have been outstanding greater than 90 days are reviewed individually. Account balances, when determined to be uncollectible, are charged against the allowance.

Property and Equipment

Property and equipment, which consists of rig-based telecommunication equipment (including antennas), computer equipment and furniture and other, is stated at acquisition cost net of accumulated depreciation. Depreciation is provided using the straight-line method over the expected useful lives of the respective assets, which range from two to seven years. The Company assesses property and equipment for impairment when events indicate the carrying value exceeds fair value. Maintenance and repair costs are charged to expense when incurred.

Preferred Stock Derivatives

All contracts are evaluated for embedded derivatives which are bifurcated when (a) the economic characteristics and risks of such instruments are not clearly and closely related to the economic characteristics and risks of the preferred stock agreement, (b) the contract is not already reported at fair value and (c) such instruments meet the definition of a derivative instrument and are not scope exceptions under the Financial Accounting Standards Board’s (FASB) guidance on Derivatives and Hedging. As of December 31, 2009 and 2008, the Company has identified embedded features within its preferred stock agreements which qualify as derivatives and are reported separately from preferred stock (see Note 13—Stockholders’ Equity, Warrants and Preferred Stock).

Fair values of these derivatives are determined using a combination of the expected present value of future cash flows and a market approach. The present value of future cash flows is estimated using the Company’s most recent forecast and its weighted average cost of capital. The market approach uses a market multiple on the related cash generated from operations. Significant estimates for determining fair value include cash flow forecasts, estimate of the Company’s weighted average cost of capital, projected income tax rates and market multiples.

RIGNET, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED 2009, 2008 AND 2007—(CONTINUED)

Intangibles

Intangibles consist of brand names and customer relationships acquired as part of the LandTel and OilCamp acquisitions, as well as internal-use software. Intangibles are amortized over their respective estimated useful lives, which range from four to nine years, using the straight-line method. The Company assesses intangibles for impairment when events indicate the carrying value exceeds fair value.

Goodwill

Goodwill relates to the acquisitions of LandTel and OilCamp as the consideration paid exceeded the fair value of acquired identifiable net tangible assets and intangibles. Goodwill is reviewed for impairment annually, on July 31st, with additional evaluations being performed when events or circumstances indicate that the carrying value of these assets may not be recoverable. During 2009, the Company identified a triggering event associated with the significant decline in land-based drilling activity for which an impairment test was performed as of June 30, 2009. Subsequently, the Company performed its annual impairment test on July 31, 2009. No additional impairment indicators were identified as of December 31, 2009.

Goodwill impairment is determined using a two-step process. The first step of the impairment test is used to identify potential impairment by comparing the fair value of each reporting unit to the book value of the reporting unit, including goodwill. Fair value of the reporting unit is determined using a combination of the reporting unit’s expected present value of future cash flows and a market approach. The present value of future cash flows is estimated using the Company’s most recent forecast and the weighted average cost of capital. The market approach uses a market multiple on the reporting unit’s cash generated from operations. Significant estimates for each reporting unit included in the Company’s impairment analysis are cash flow forecasts, the Company’s weighted average cost of capital, projected income tax rates and market multiples. Changes in these estimates could affect the estimated fair value of the reporting units and result in an impairment of goodwill in a future period.

If the fair value of a reporting unit is less than its book value, goodwill of the reporting unit is considered to be impaired and the second step of the impairment test is performed to measure the amount of impairment loss, if any. The second step of the impairment test compares the implied fair value of the reporting unit’s goodwill with the book value of that goodwill. If the book value of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The implied fair value of goodwill is determined by allocating the reporting unit’s fair value to all of its assets and liabilities other than goodwill in the same manner as a purchase price allocation.

Any impairment in the value of goodwill is charged to earnings in the period such impairment is determined. In 2009, the Company recognized $2.9 million in impairment of goodwill related to its U.S. land reporting unit (see Note 4—Goodwill and Intangibles). There were no impairments of goodwill in 2008 or 2007.

Long-Term Debt

Long-term debt is recognized in the consolidated balance sheets net of costs incurred in connection with obtaining debt financing. Debt financing costs are deferred and reported as a reduction to the principal amount of the debt. Such costs are amortized over the life of the

RIGNET, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED 2009, 2008 AND 2007—(CONTINUED)

debt using the effective interest rate method and included in interest expense in the consolidated statements of income (loss) and comprehensive income (loss).

Revenue Recognition

All revenue is recognized when persuasive evidence of an arrangement exists, the service is complete, the amount is fixed or determinable and collectability is reasonably assured. Network service fee revenue is based on fixed-price, day-rate contracts and recognized monthly as the service is provided. Generally, customer contracts also provide for installation and maintenance services. Installation services are paid upon initiation of the contract and recognized over the life of the respective contract. Maintenance charges are recognized as specific services are performed. Deferred revenue consists of deferred installation billings, customer deposits and other prepayments for which services have not yet been rendered.

Revenue is reported net of any tax assessed and collected on behalf of a governmental authority. Such tax is then remitted directly to the appropriate jurisdictional entity.

Stock-Based Compensation

The Company recognizes expense for stock-based compensation based on the calculated fair value of options on the grant date of the awards. Fair value of options on the grant date is determined using the Black-Scholes model, which requires judgment in estimating the expected term of the option, risk-free interest rate, expected volatility of the Company’s stock and dividend yield of the option. The Company currently does not have any awards accounted for as a liability.

The Company’s policy is to recognize compensation expense for service-based awards on straight-line basis over the requisite service period of the entire award. Stock-based compensation expense is based on awards ultimately expected to vest.

Taxes

Income taxes are provided using the asset and liability method. Under this method, income taxes (i.e. deferred tax assets, deferred tax liabilities, taxes currently payable, refunds receivable and tax expense) are recorded based on amounts refundable or payable in the current year and include the results of any difference between book and tax reporting. Deferred income taxes reflect the tax effect of net operating losses, foreign tax credits and the tax effects of temporary differences between the carrying amount of assets and liabilities for financial statement and income tax purposes, as determined under enacted tax laws and rates. Valuation allowances are established when management determines that it is more likely than not that some portion or the entire deferred tax asset will not be realized. The financial effect of changes in tax laws or rates is accounted for in the period of enactment.

Effective January 1, 2007, the Company adopted new accounting provisions requiring the evaluation of its tax positions and recognizing only tax benefits that, more likely than not, will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on technical merits of the position. Tax positions are measured at the largest amount of benefit that has a greater than 50% likelihood of being realized upon settlement. The cumulative effect of applying these provisions resulted in a $0.4 million adjustment to beginning accumulated deficit.

RIGNET, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED 2009, 2008 AND 2007—(CONTINUED)

From time to time, the Company engages in transactions in which the tax consequences may be subject to uncertainty. Examples of such transactions include business acquisitions, certain financing transactions, international investments, stock-based compensation and foreign tax credits. Significant judgment is required in assessing and estimating the tax consequences of these transactions. In the normal course of business, the Company prepares and files tax returns based on interpretation of tax laws and regulations, which are subject to examination by various taxing authorities. Such examinations may result in future tax and interest assessments by these taxing authorities. In determining the Company’s tax provision for financial reporting purposes, the Company establishes a reserve for uncertain income tax positions unless such positions are determined to be more likely than not sustained upon examination, based on their technical merits. There is considerable judgment involved in determining whether positions taken on the tax return will, more likely than not, be sustained.

Foreign Currency Translation

The U.S. dollar serves as the currency of measurement and reporting for the Company’s consolidated financial statements. Functional currencies of the Company’s subsidiaries of LandTel, OilCamp and Qatar are U.S. dollars, Norwegian kroner, and U.S. dollars, respectively. Transactions occurring in currencies other than the functional currency of a subsidiary have been converted to the functional currency of that subsidiary at the exchange rate in effect at the transaction date with resulting gains and losses included in current earnings. Carrying values of monetary assets and liabilities in functional currencies other than U.S. dollars have been translated to U.S. dollars based on the U.S. exchange rate at the balance sheet date and the resulting foreign currency translation gain or loss is included in comprehensive income (loss) in the accompanying financial statements.

Note 2—Business and Credit Concentrations

The Company is exposed to various business and credit risks including interest rate, foreign currency, credit and liquidity risks.

Interest Rate Risk

The Company has significant interest-bearing liabilities at variable interest rates. The Company’s variable borrowing rates are tied to LIBOR and prime resulting in interest rate risk (see Note 6—Long-Term Debt and Stockholder Notes Payable). The Company does not currently use financial instruments to hedge these interest risk exposures, but evaluates this on a continual basis and may put financial instruments in place in the future if deemed necessary.

Foreign Currency Risk

The Company has limited exposure to foreign currency risk as most of the Company’s activities are conducted in U.S. dollars, which is the functional currency of the parent company and most of its subsidiaries.

Credit Risk

Credit risk, with respect to accounts receivable, is due to the limited number of customers concentrated in the oil and gas industry. The Company mitigates the risk of financial loss from defaults through defined collection terms in each contract or service agreements and periodic evaluations of the collectability of accounts receivable. The evaluations include a review of

RIGNET, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED 2009, 2008 AND 2007—(CONTINUED)

customer credit reports and past transaction history with the customer. The Company provides an allowance for doubtful accounts which is adjusted when the Company becomes aware of a specific customer’s inability to meet its financial obligations or as a result of changes in the overall aging of accounts receivable.

	December 31,
	2009	2008	2007
	(in thousands)

Accounts receivable	$15,349	$19,181	$17,167

Allowance for doubtful accounts, January 1,	(2,735)	(3,287)	(2,269)
Current year provision for doubtful accounts	(296)	491	(1,798)
Write-offs	411	61	780

Allowance for doubtful accounts, December 31,	(2,620)	(2,735)	(3,287)

Accounts receivable, net	$12,729	$16,446	$13,880

During 2009, the Company had one significant customer comprising 10.9% of its revenue. The Company had no significant customers in 2008 or 2007.

Liquidity Risk

The Company maintains cash and cash equivalent balances with major financial institutions which, at times, exceed federally insured limits. The Company monitors the financial condition of the financial institutions and has not experienced losses associated with these accounts during 2009, 2008 or 2007.

Liquidity is monitored on a continual basis by management. Liquidity risk is managed by continuously monitoring forecasted and actual cash flows and by matching the maturity profiles of financial assets and liabilities (see Note 6—Long-Term Debt and Stockholder Notes Payable).

Note 3—Acquisitions

During 2006, the Company acquired a 75.0% controlling interest in LandTel in order to expand its onshore operations, resulting in a 25.0% redeemable, non-controlling interest in LandTel. In connection with this acquisition, the Company entered into an agreement which provided the non-controlling interest owners a right to sell their interest in LandTel to the Company, with a purchase price determinable based on an agreed-upon formula.

In December 2008, the Company acquired 10.7% of the redeemable, non-controlling interest for $7.0 million, of which $6.7 million was paid in December 2008 and $0.3 million was paid in May 2009. In February 2009, the Company acquired an additional 7.3% of the redeemable, non-controlling interest for $4.8 million.

RIGNET, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED 2009, 2008 AND 2007—(CONTINUED)

The following table presents the total purchase price for the acquisitions:

	December 31,
	2009	2008
	(in thousands)

Cash	$4,763	$6,745
Note	—	260

Total purchase price	$4,763	$7,005

In December 2007, the FASB issued guidance on Business Combinations and Non-Controlling Interests in Consolidated Financial Statements, which became effective for the Company as of January 1, 2009, and must be applied prospectively, except for the presentation and disclosure requirements which must be applied retrospectively for all periods presented in the consolidated financial statements. This guidance provides for the use of the acquisition method of accounting for acquisitions of non-controlling interest, rather than the purchase method of accounting. Under the acquisition method, purchases or sales of non-controlling equity interests that do not result in a change in control will be accounted for as equity transactions. As such, asset and liability balances do not change for acquisitions of non-controlling interest as long as control is maintained (see Note 17—Recently Issued Accounting Pronouncements).

The following table presents the purchase price allocations for the redeemable, non-controlling interest acquired and reflects the acquisition method of accounting for the 2009 acquisition, occurring after the January 1, 2009 effective date of the aforementioned guidance, and the purchase method of accounting for the 2008 acquisition:

	December 31,
	2009	2008
	(in thousands)

Intangibles	$—	$2,069
Goodwill	—	4,587
Non-controlling interest	4,763	349

Net assets acquired	$4,763	$7,005

As of December 31, 2009, the non-controlling interest owner maintains the right to sell the remaining 7.0% non-controlling interest in LandTel to the Company (see Note 10—Redeemable, Non-Controlling Interest).

Note 4—Goodwill and Intangibles

Goodwill

Goodwill consists of amounts recognized from the acquisitions of LandTel (75.0% in 2006 and 10.7% in 2008), included in the U.S. land reporting unit, and OilCamp (100.0% in 2006), included in the eastern hemisphere reporting unit. The goodwill primarily relates to the growth prospects foreseen for the companies acquired, synergies between existing business and the acquirees and the assembled workforce of the acquired companies.

RIGNET, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED 2009, 2008 AND 2007—(CONTINUED)

Goodwill balances and changes therein, by reporting unit, as of and for the years ended December 31, 2009 and 2008 are as follows (in thousands):

	Eastern
	Hemisphere	U.S. Land	Total

Balance, January 1, 2008	$3,210	$9,204	$12,414
Acquisition of non-controlling interest	—	4,587	4,587
Foreign currency translation	(736)	—	(736)

Balance, December 31, 2008	2,474	13,791	16,265
Impairment of goodwill	—	(2,898)	(2,898)
Foreign currency translation	520	—	520

Balance, December 31, 2009	$2,994	$10,893	$13,887

The impairment loss of $2.9 million reported in 2009 equals the excess of the carrying amount of goodwill over its implied fair value as calculated in Step 2 of the interim impairment test conducted as of June 30, 2009. No other impairment of goodwill has ever been reported by the company.

Intangibles

Intangibles consist of brand names and customer relationships acquired as part of the LandTel and OilCamp acquisitions, as well as internal-use software. The following table reflects intangibles activities for the years ended December 31, 2009 and 2008 (in thousands):

		Customer
	Brand	Relation-
	Name	ships	Software	Total

Initial value of intangibles	$3,987	$7,770	$503	12,260
Accumulated amortization, January 1, 2008	(1,299)	(1,273)	(99)	(2,671)

Balance, January 1, 2008	2,688	6,497	404	9,589
Acquisition of non-controlling interest	61	2,008	—	2,069
Additions	—	—	301	301
Amortization expense	(901)	(810)	(298)	(2,009)
Foreign currency translation	(96)	(138)	—	(234)

Balance, December 31, 2008	1,752	7,557	407	9,716
Additions	—	—	192	192
Amortization expense	(1,043)	(859)	(118)	(2,020)
Foreign currency translation	160	324	—	484

Balance, December 31, 2009	$869	$7,022	$481	$8,372

RIGNET, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED 2009, 2008 AND 2007—(CONTINUED)

The Company estimates the lives of the brand name, customer relationships and software at four years, eight to nine years and five years, respectively. The following table sets forth amortization expense for intangibles over the next five years (in thousands):

2010	$1,919
2011	1,068
2012	1,068
2013	1,068
2014	1,068

$6,191

Note 5—Property and Equipment

Property and equipment consists of the following:

	Estimated	December 31,
	Lives	2009	2008
	(in thousands)

Rig-based telecommunication equipment	5	$46,298	$35,403
Computer equipment	2 - 3	13,532	14,203
Furniture and other	7	2,221	1,943

		62,051	51,549
Less: Accumulated depreciation		(35,040)	(24,700)

		$27,011	$26,849

Depreciation expense associated with property and equipment was $10.3 million, $8.5 million and $7.7 million in 2009, 2008 and 2007, respectively. During the years ended December 31, 2009, 2008 and 2007, the Company’s additions to property and equipment included non-cash transactions of $0.3 million, $0.8 million and $0.1 million, respectively.

Note 6—Long-Term Debt and Stockholder Notes Payable

As of December 31, 2009 and 2008, the following credit facilities and long-term debt arrangements with financial institutions were in place:

	December 31,
	2009	2008
	(in thousands)

Term loan	$29,681	$—
Parent term loan and credit facility	—	14,590
Subsidiary term loan and credit facility	—	9,452
Equipment notes	5	33

	29,686	24,075
Less: Current maturities of long-term debt	(8,664)	(5,753)

	$21,022	$18,322

RIGNET, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED 2009, 2008 AND 2007—(CONTINUED)

In addition, at December 31, 2008, the Company had short-term stockholder notes payable, including accrued and imputed interest, totaling $11.1 million, which were repaid during 2009 with proceeds from the above credit facilities (see Stockholder Notes below).

Term Loan

In May 2009, the Company entered into a $35.0 million term loan (the Term Loan) with two participating financial institutions, the proceeds of which were used to repay the existing parent and subsidiary term loans and credit facilities and stockholder notes payable. The facility is secured by substantially all the assets of the Company and bears interest at a rate ranging from 4.3% to 5.3%, based on a funded debt to adjusted earnings ratio, as defined in the agreement. Interest is payable monthly along with quarterly principal installments of approximately $2.2 million, with the balance due May 31, 2012. At December 31, 2009, $29.9 million was outstanding, with an interest rate of 5.0%. The weighted average interest rate for the year ended December 31, 2009 was 5.2%.

Parent Term Loan and Credit Facility

The facility with a financial institution included an $11.5 million senior term loan and $5.0 million equipment revolver line of credit. This revolver was used to fund 80.0% of equipment and software purchases and was fully drawn at December 31, 2008. Interest on the facility was paid monthly at LIBOR plus 2.25%. The weighted average interest rates for the years ended December 31, 2009 and 2008 were 6.3% and 7.2%, respectively. The parent term loan and revolver were repaid in May 2009 with proceeds from the Term Loan.

Subsidiary Term Loan and Credit Facility

The facility with a financial institution included a $12.0 million term loan and $5.0 million equipment revolver line of credit, of which no amount was outstanding under the revolver at December 31, 2008. The term loan was secured by the assets of the subsidiary and the individual ownership interests in LandTel. Interest on the facility varied based on stated covenants and was paid monthly. The weighted average interest rates for the years ended December 31, 2009 and 2008 were 8.8% and 7.8%, respectively. The subsidiary term loan and revolver were repaid in May 2009 with proceeds from the Term Loan.

Stockholder Notes

In December 2008, the Company issued Series A Stockholder Notes for cash of $6.0 million. The Company also refinanced previously issued stockholder notes, along with accrued and imputed interest of $2.5 million, into the Series B Stockholder Notes totaling $8.3 million. Series A and B Stockholder Notes were non-interest bearing and payable on August 31, 2009. The Series A and B Stockholder Notes were subordinate to bank debt but with an equal priority above preferred stock and common stock.

In conjunction with this financing, the Company issued 375,000 warrants to purchase common stock at a price of $0.04 per share to the Series A noteholders and 343,750 warrants to purchase common stock at a price of $0.04 per share to the Series B noteholders (see Note 13 - Stockholders’ Equity, Warrants and Preferred Stock).

In May 2009, the Company repaid both the Series A and Series B Stockholder Notes in full (see Note 8—Related Party Transactions).

RIGNET, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED 2009, 2008 AND 2007—(CONTINUED)

Equipment Notes

The Company had various equipment notes payable outstanding at December 31, 2009 and 2008 totaling approximately $5,000 and $33,000, respectively. The notes are payable monthly, including interest at rates ranging from 4.0% to 10.9%.

Covenants and Restrictions

The Company’s term loans and credit facilities each contain certain covenants and restrictions, including restricting the payment of cash dividends and maintaining certain financial covenants such as funded debt to adjusted earnings ratio, as defined in the agreement and a fixed charge coverage ratio. These loans also require maintenance of restricted cash balances. If any default occurs related to these covenants, the unpaid principal and any accrued interest shall be declared immediately due and payable. As of December 31, 2009 and 2008, the Company was in compliance with all covenants.

Deferred Financing Costs

During 2009, the Company incurred legal and bank fees associated with the Term Loan which were capitalized and reported as a reduction to long-term debt and current maturities of long-term debt. Deferred financing costs are expensed using the effective interest method over the life of the agreement. For the year ended December 31, 2009, deferred financing cost amortization of $0.1 million is included in interest expense in the accompanying consolidated statements of income (loss) and comprehensive income (loss).

During 2009, the Company wrote-off $0.4 million of remaining deferred financing costs related to the subsidiary term loan and credit facility upon repayment in May 2009.

Debt Maturities

The following table sets forth the aggregate principal maturities of long-term debt (in thousands):

2010	$8,664
2011	8,652
2012	12,370

Total debt, including current maturities	$29,686

Note 7—Leases

The Company leases office space under lease agreements expiring on various dates through 2012. The Company recognized expense under operating leases of $0.9 million for each of the years ended December 31, 2009, 2008 and 2007.

RIGNET, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED 2009, 2008 AND 2007—(CONTINUED)

As of December 31, 2009, future minimum lease obligations were as follows (in thousands):

2010	$751
2011	422
2012	353
2013	322
2014	303
Thereafter	144

$2,295

Note 8—Related Party Transactions

During the years ended December 31, 2009, 2008 and 2007, the Company had the following related party transactions with stockholders:

	Year Ended December 31,
	2009	2008	2007
	(in thousands)

Stockholder notes (See Note 6—Long-Term Debt and Stockholder Notes Payable):
Issuance of notes to officers	$—	$—	$200
Issuance of notes to other stockholders	—	2,786	4,080
Repayment of notes to officers	200	—	—
Repayment of notes to other stockholders	8,379	—	—
Issuance of warrants (See Note 13—Stockholders’ Equity, Warrants and Preferred Stock):
Exercise price of $0.04, expiring December 31, 2015
Officer warrants of 11,853	$—	$53	$—
Other stockholder warrants of 706,897	—	3,161	—
Exercise price of $7.00, expiring December 31, 2015
Officer warrants of 35,714	—	—	50
Other stockholder warrants of 728,698	—	—	1,020
Interest expense related to stockholder notes:
Accrued and imputed interest expense	$3,214	$309	$2,185
Payment of interest	5,708	—	—

At December 31, 2009 and 2008, the Company had warrants outstanding to stockholders totaling 1.8 million shares, with exercise prices ranging from $0.04 to $7.00, or a weighted average exercise price of $4.16 (see Note 13—Stockholders’ Equity, Warrants and Preferred Stock).

Note 9—Fair Value Measurements

The Company uses the following methods and assumptions to estimate the fair value of financial instruments:

•	Cash and Cash Equivalents —Reported amounts approximate fair value.

RIGNET, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED 2009, 2008 AND 2007—(CONTINUED)

•	Restricted Cash—Reported amounts approximate fair value.

•	Accounts Receivable—Reported amounts, net of the allowance for doubtful accounts, approximate fair value.

•	Accounts Payable, Including Income Taxes Payable and Accrued Expenses—Reported amounts approximate fair value.

•	Long-Term Debt—The carrying amount of the Company’s floating-rate debt approximates fair value since the interest rates paid are based on short-term maturities and recent quoted rates from financial institutions.

•	Preferred Stock Derivatives—Such represent conversion and redemption rights associated with preferred stock, which are bifurcated based on an analysis of the features in relation to the preferred stock agreements (Series A, B, and C Preferred Stock) and are classified as non-current as of December 31, 2009 and 2008. For the purposes of measuring fair value, these bifurcated derivatives were bundled together for each class of preferred stock and are reported at the aggregate fair value (see Note 13—Stockholders’ Equity, Warrants and Preferred Stock).

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. For items that are not actively traded, fair value reflects the price in a transaction with a market participant, including an adjustment for risk, not just the mark-to-market value.

The fair value measurement standard establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. As presented in the table below, the hierarchy consists of three broad levels:

Level 1—Inputs are unadjusted quoted prices in active markets for identical assets and liabilities and have the highest priority.

Level 2—Inputs are observable inputs other than quoted prices considered Level 1. Level 2 inputs are market-based and are directly or indirectly observable, including quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; or valuation techniques whose inputs are observable. Where observable inputs are available, directly or indirectly, for substantially the full term of the asset or liability, the instrument is categorized in Level 2.

Level 3—Inputs are unobservable (meaning they reflect the Company’s assumptions regarding how market participants would price the asset or liability based on the best available information) and therefore have the lowest priority.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. RigNet believes it uses appropriate valuation techniques, such as market-based valuation, based on the available inputs to measure the fair values of its assets and liabilities. The Company’s valuation technique maximizes the use of observable inputs and minimizes the use of unobservable inputs.

RIGNET, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED 2009, 2008 AND 2007—(CONTINUED)

The following table summarizes the fair value of the Company’s derivative instruments (the preferred stock derivatives), all of which are reported in the consolidated balance sheets as preferred stock derivatives, in non-current liabilities:

	December 31,
	2009	2008
	(in thousands)

Derivatives not designated as hedging instruments:
Preferred stock conversion rights	$30,446	$8,413

The following table summarizes the Company’s fair value hierarchy for these derivative liabilities accounted for at fair value:

	Preferred Stock Conversion and Redemption Rights
	Level 1	Level 2	Level 3	Total
		(in thousands)

Non-current derivative liability:
December 31, 2009	$—	$—	$30,446	$30,446

December 31, 2008	$—	$—	$8,413	$8,413

The fair value of preferred stock derivative liabilities classified as Level 3 changed as follows during 2009, 2008 and 2007:

	Year Ended December 31,
	2009	2008	2007
	(in thousands)

Balance, January 1,	$8,413	$9,808	$8,241
Unrealized (gains) losses included in earnings	21,009	(2,461)	1,156
Derivative related to preferred stock dividends	1,024	1,066	411
Transfers in and/or out of Level 3	—	—	—

Balance, December 31,	$30,446	$8,413	$9,808

Dividends are paid on Series B and C Preferred stock in the form of additional shares, each with conversion rights, which are bifurcated and reported at fair value (see Note 13—Stockholders’ Equity, Warrants and Preferred Stock).

The Level 3 amounts representing the change in fair value of derivatives included in the Company’s consolidated statements of income (loss) and comprehensive income (loss) for the years ended December 31, 2009, 2008 and 2007, were $(21.0) million, $2.5 million and $(1.2) million, respectively.

The Company’s non-financial assets, such as goodwill, intangibles and property and equipment, are measured at fair value when there is an indicator of impairment and recorded at fair value only when an impairment charge is recognized. Such impairment charges incorporate fair value measurements based on level 3 inputs. See Note 4—Goodwill and Intangibles for discussion of an impairment of goodwill reported in 2009.

RIGNET, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED 2009, 2008 AND 2007—(CONTINUED)

Note 10—Redeemable, Non-Controlling Interest

In connection with the 2006 acquisition of LandTel, the Company entered into an agreement which provided for additional interests to be acquired based on an agreed-upon formula. As described in Note 3—Acquisitions, during 2008 and 2009 the Company acquired additional non-controlling interests. The defined redemption amount is variable, based on a fixed trailing adjusted earnings formula with no mandatory or stated redemption date. The reported agreement is adjusted each reporting period to the computed redeemable value with the corresponding adjustment recorded to retained deficit, when the adjustment is a gain, or additional paid in-capital, when the adjustment is a loss.

As of December 31, 2009, the non-controlling interest owner maintains the right to sell the remaining 7.0% non-controlling interest in LandTel to the Company, upon formal notice which may be given from February 2010 through January 2012. The purchase price will be determined based on the agreed-upon formula discussed above, which yields approximately $4.6 million as of December 31, 2009.

The following table reconciles redeemable, non-controlling interest for the years ended December 31, 2009, 2008 and 2007:

	Year Ended December 31,
	2009	2008	2007
	(in thousands)

Balance, January 1,	$9,344	$5,525	$4,933
Adjustment to redemption value	96	9,369	(379)
Acquisition of non-controlling interest	(4,763)	(7,005)	—
Non-controlling owner distributions	(111)	(260)	—
Net income	10	1,715	971

Balance, December 31,	$4,576	$9,344	$5,525

On May 7, 2010, the non-controlling interest owner notified the Company that it was exercising its right to sell its remaining interest in LandTel in accordance with the agreement. Should the Company not complete the transaction within 75 days of the notice date, the Company will be obligated to issue 250,000 warrants at an exercise price of $0.04 to extend the due date of the purchase price indefinitely. The Company expects to close the purchase before July 20, 2010.

Note 11—Commitments and Contingencies

Leases

See Note 7—Leases, for operating lease commitments.

RIGNET, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED 2009, 2008 AND 2007—(CONTINUED)

Commercial Commitments

The Company enters into contracts for satellite bandwidth and other networks services with certain providers. As of December 31, 2009, the Company had the following commercial commitments related to satellite and network services (in thousands):

2010	$10,300
2011	4,349
2012	2,126
2013	702
2014	112
Thereafter	—

$17,589

Redeemable, Non-Controlling Interest

See Note 10—Redeemable, Non-Controlling Interest, regarding the Company’s agreement to purchase the remaining 7.0% non-controlling interest of LandTel.

Litigation

The Company, in the ordinary course of business, is a claimant or a defendant in various legal proceedings, including proceedings as to which the Company has insurance coverage and those that may involve the filing of liens against the Company or its assets. The Company does not consider its exposure in these proceedings, individually or in the aggregate, to be material.

Note 12—Stock-Based Compensation

The Company has two stock-based compensation plans as described below.

Long-Term Incentive Plan

In March 2006, the Board of Directors adopted the RigNet 2006 Long-Term Incentive Plan (the 2006 Plan). Under the 2006 Plan, the Board of Directors is authorized to issue options to purchase RigNet common stock to certain officers and employees of the Company. In general, all options granted under the 2006 Plan have a contractual term of ten years and a four-year vesting period, with 25.0% of the options vesting on each of the first four anniversaries of the grant date. The 2006 Plan authorized the issuance of 750,000 options, which was increased to 1,250,000 in January, 2010, net of any options returned or forfeited. As of December 31, 2009, the Company has issued 844,875 options under the 2006 Plan, of which 24,688 options have been exercised, 141,250 options have been returned or forfeited and 688,937 options are outstanding.

Stock Option Plan

The 2001 Performance Stock Option Plan (the 2001 Plan) was authorized to issue options to purchase RigNet common stock to certain officers and employees of the Company. Options granted under the 2001 Plan vest either (a) over a four-year term, with 25.0% of the options vesting on each of the first four anniversary dates of the grant or (b) over a three-year term,

RIGNET, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED 2009, 2008 AND 2007—(CONTINUED)

with 25.0% of the options vesting 30 days after the grant date and 25.0% vesting on each of the first three anniversary dates of the grant. Vested options, which have not been forfeited, are exercisable in whole or in part during the option term, which does not exceed ten years. The 2001 Plan authorized the issuance of 0.15 million options. As of December 31, 2009, the Company has issued 130,967 options under the 2001 Plan, of which 55,182 options have been exercised, 21,410 options have been returned and 54,375 options are outstanding. The Company plans to issue no additional options under the 2001 Plan.

There are no dividends related to stock options or common stock.

Expense related to the Company’s two stock-based compensation plans, which has been charged against income, for the years ended December 31, 2009, 2008 and 2007 was as follows:

	Year Ended December 31,
	2009	2008	2007
	(in thousands)

Stock-based compensation recognized	$277	$231	$169
Less: Related recognized tax benefit	97	81	59

Stock-based compensation, net	$180	$150	$110

There were no significant modifications to the two stock-based compensation plans during the years ended December 31, 2009, 2008 and 2007. As of December 31, 2009 and 2008, there were $0.6 million and $0.4 million, respectively, of total unrecognized compensation cost related to unvested options granted and expected to vest, under the two plans. This cost is expected to be recognized on a remaining weighted-average period of three years.

	Year Ended December 31,
	2009	2008	2007
	(in thousands)

Cash received from exercise of stock options	$137	$16	$62
Tax benefit realized from exercised stock options	$48	$6	$22

All equity instruments granted under the two stock-based compensation plans are settled in stock. The Company did not issue fractional shares nor pay cash in lieu of fractional shares.

The fair value of each option award is estimated on the grant date using a Black-Scholes option valuation model, which uses certain assumptions as of the date of grant:

•	Expected Volatility—based on peer group price volatility for periods equivalent to the expected term of the options

•	Expected Term—expected life adjusted based on management’s best estimate for the effects of non-transferability, exercise restriction and behavioral considerations

•	Risk-Free Interest Rate—risk-free rate, for periods within the contractual terms of the options, is based on the U.S. Treasury yield curve in effect at the time of grant

•	Dividend Yield—expected dividends based on the Company’s historical dividend rate at the date of grant

RIGNET, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED 2009, 2008 AND 2007—(CONTINUED)

The assumptions used for grants made in the years ended December 31, 2009, 2008 and 2007 were as follows:

	Year Ended December 31,
	2009	2008	2007

Expected volatility	42% - 60%	35% - 42%	35% - 43%
Expected term (in years)	4	4	4
Risk-free interest rate	2.2% - 3.1%	2.6% - 3.3%	3.5% - 4.7%
Dividend yield	—	—	—

The following table summarizes the Company’s stock option activity under both the 2001 Plan and the 2006 Plan as of and for the years ended December 31, 2009, 2008, and 2007:

	Year Ended December 31,
	2009		2008		2007
		Weighted		Weighted		Weighted
	Number of	Average	Number of	Average	Number of	Average
	Underlying	Exercise	Underlying	Exercise	Underlying	Exercise
	Shares	Price	Shares	Price	Shares	Price
	(in thousands, except per share amounts)

Balance, January 1,	604	$7.43	534	$6.97	174	$2.68
Granted	194	5.32	133	9.75	451	7.68
Exercised	(16)	8.99	(3)	5.67	(61)	1.02
Forfeited	(39)	8.57	(60)	8.56	(30)	4.96
Expired	—	—	—	—	—	—

Balance, December 31,	743	$6.79	604	$7.43	534	$6.97

Exercisable, December 31,	287	$6.51	177	$5.94	53	$2.65

Weighted-average fair value of options granted		$2.92		$1.22		$1.66

	Year Ended December 31,
	2009	2008	2007
	(in thousands)

Intrinsic value of options exercised	$32	$1	$311
Fair value of options vested	$234	$212	$57

The weighted average remaining contractual term in years as of and for the years ended December 31, 2009, 2008 and 2007 was 7.6, 8.1, and 8.9 years, respectively. The total fair value of all options that vested during the years ended December 31, 2009, 2008 and 2007 was approximately $0.2 million, $0.2 million and $0.1 million, respectively. At December 31, 2009 options vested and expected to vest totaled 672,680, with options available for grant of approximately 68,356.

RIGNET, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED 2009, 2008 AND 2007—(CONTINUED)

The following is a summary of changes in unvested options as of and for the years ended December 31, 2009, 2008 and 2007 (in thousands, except per share amounts):

		Weighted
		Average
	Number of	Grant Date
	Options	Fair Value

Unvested options, January 1, 2007	82	$2.36
Granted	451	1.66
Vested	(25)	2.25
Forfeited	(29)	2.53

Unvested options, December 31, 2007	479	1.69
Granted	133	1.22
Vested	(129)	1.65
Forfeited	(58)	1.49

Unvested options, December 31, 2008	425	1.58
Granted	194	2.92
Vested	(147)	1.59
Forfeited	(16)	1.49

Unvested options, December 31, 2009	456	2.14

Note 13—Stockholders’ Equity, Warrants and Preferred Stock

Common Stock

The Company authorized 50.0 million shares of common stock with a par value of $0.001 per share. As of December 31, 2009 and 2008, the Company has common stock issued and outstanding of 5,318,316 and 5,303,004, respectively.

Warrants

The Company issued warrants in conjunction with certain financing arrangements. Detachable warrants are accounted for separately from the debt security as additional paid-in capital. The allocation is based on the relative fair value of the warrant compared to the total fair value of the two securities at the time of issuance. Fair values of instruments were determined using a combination of the expected present value of future cash flows and a market approach. The present value of future cash flows is estimated using the Company’s most recent forecast and the weighted average cost of capital. The market approach uses a market multiple on the related cash generated from operations. Significant estimates for determining fair value included cash flow forecasts, the Company’s weighted average cost of capital, projected income tax rates and market multiples.

RIGNET, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED 2009, 2008 AND 2007—(CONTINUED)

Fair value calculations also consider the fair value of the Company’s common stock at the grant date, exercise price of the warrants, expected volatility, expected term, risk-free interest rate and dividend yield. The assumptions used for warrants issued in the years ended December 31, 2009, 2008 and 2007 were as follows:

	Year Ended December 31,
	2009	2008	2007

Expected volatility	60.0%	42.0%	43.0%
Expected term (in years)	1.5	3.0	3.0
Risk-free interest rate	0.9%	1.0%	4.7%
Dividend yield	—	—	—

RigNet has warrants outstanding with exercise prices ranging from $0.04 to $7.00 per share, which include certain warrants issued to a third party with an annual anti-dilutive adjustment. The following table summarizes the Company’s warrant activity for the years ended December 31, 2009, 2008 and 2007:

			Weighted
	Number of	Weighted	Average
	Underlying	Average	Remaining Life
	Shares	Exercise Price	(Years)
	(in thousands)

Outstanding at January 1, 2007	470	4.22	7.90
Issued	772	6.93	8.85
Exercised	—	—	—

Outstanding at December 31, 2007	1,242	5.91	7.57
Issued	726	0.04	6.89
Exercised	—	—	—

Outstanding at December 31, 2008	1,968	3.74	6.72
Issued	7	0.04	3.72
Exercised	—	—	—

Outstanding at December 31, 2009	1,975	3.73	5.71

RIGNET, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED 2009, 2008 AND 2007—(CONTINUED)

Preferred Stock

The Company authorized the issuance of up to 13.9 million preferred shares with a par value of $0.001. At December 31, 2009 and 2008, the Company had the following series of preferred stock issued and outstanding (in thousands, except share amounts):

	Series A		Series B		Series C		Total
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount

Balance, January 1, 2007	2,750	$2,750	3,128	$3,750	5,919	$6,956	11,797	$13,456
Issued shares in lieu of dividends	—	—	—	—	600	640	600	640

Balance, December 31, 2007	2,750	2,750	3,128	3,750	6,519	7,596	12,397	14,096
Issued shares in lieu of dividends	—	—	—	—	600	678	600	678
Accrued dividends	—	—	—	1,483	—	—	—	1,483

Balance, December 31, 2008	2,750	2,750	3,128	5,233	7,119	8,274	12,997	16,257
Issued shares in lieu of dividends	—	—	—	—	600	710	600	710
Accrued dividends	—	—	—	366	—	—	—	366

Balance, December 31, 2009	2,750	$2,750	3,128	$5,599	7,719	$8,984	13,597	$17,333

The Series A, B and C Preferred stock have the following rights and privileges:

Voting Rights—All preferred shares are entitled to vote on an as-if-converted basis on all voting matters.

Dividend Rights—From the date of issuance, each Series has unique dividend features:

Series A—Shares earn dividends only as approved by the Board of Directors dependent on availability of funds.

Series B—Shares accumulate dividends from the date of issuance, whether or not declared by the Board of Directors, in the annual amount of $0.1199 per share, until July 2014. As of December 31, 2009 and 2008, cumulative dividends totaled $1.8 million and $1.5 million or $0.59 and $0.47 per share, respectively.

Series C—Shares accumulate dividends, whether or not declared by the Board of Directors, at the rate of 12.0% annum evidenced in the form of Series C Preferred PIK shares, which have all the same features as other Series C Preferred shares, except that dividends do not accumulate. As of December 31, 2009 and 2008, accrued dividends, not yet settled with Series C Preferred PIK shares, totaled $0.4 million and $0.4 million, or $0.05 and $0.06 per share, respectively. In addition, as of December 31, 2009 and 2008, the Company has issued Series C Preferred PIK shares in lieu of dividends totaling 2.4 million and 1.8 million, respectively.

Dividends are payable only upon unanimous approval by the Board of Directors with all Series C cumulative dividends being fully satisfied prior to payment of any other dividends. No interest is payable on accrued dividends. Dividends payable on the Series C and B Preferred stock for any period less than a full calendar year are computed on a pro-rata basis for the actual number of days elapsed.

RIGNET, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED 2009, 2008 AND 2007—(CONTINUED)

Liquidation Preference—If liquidation occurs, preferred stock will be ranked behind all borrowings but before common stock, in the following order: Series C, Series B and Series A.

Conversion Rights Upon IPO—In the event of an Initial Public Offering (IPO), holders of preferred stock would receive, in addition to the four-for-one conversion of preferred stock for common stock inclusive of accumulated but unpaid dividends, a major event preference in the form of common stock equal to the number of common shares that would be purchasable in an IPO for a cash payment of:

•	Series A—the amount originally paid for Series A of $1.00 per share times 150%

•	Series B—the amount originally paid of $1.20 per share, plus accumulated dividend

•	Series C—the amount originally paid of $1.20, plus the accumulated 12% stated return (Series C Preferred PIK dividend shares)

The conversion rights upon IPO were deemed to be derivatives and have been bifurcated from the preferred stock agreements.

Conversion Rights other than upon IPO—Each four preferred shares are convertible into one common share, at the option of the preferred stockholder. The conversion rights, other than upon IPO, were deemed to be derivatives and have been bifurcated from the preferred stock agreements.

Conversion Right Related to Series B Dividends—When declared, the accumulated Series B dividend may be paid in cash or in shares, as elected by each holder of the Series B stock. The conversion right related to Series B dividends was deemed to be a derivative and has been bifurcated from the preferred stock agreements.

Redemption Rights upon Major Event—Upon a merger, acquisition, liquidation, reorganization, dissolution or other major event excluding an IPO (Major Event), Series C and B stock will be redeemed for cash at per share amounts equal to the original investment plus unpaid dividends and Series A will be redeemed for cash at 150% of the amount per share originally invested. Through December 31, 2009, no major event has occurred or is probable of occurring and as such, the preferred stock is not mandatorily redeemable. The redemption right for Series A stock was determined to be a derivative and has been bifurcated from the preferred stock agreements.

Redemption Rights other than upon Major Event or IPO—All preferred shares carry cash redemption rights, subject to the majority consent of all preferred stockholders. Each share became redeemable in June 2008 at the maximum redemption value which is defined as the higher of the original investment plus accumulated dividends, totaling approximately $17.3 million at December 31, 2009, or the then-determined fair market value. The order of redemption specifies that Series C stock takes priority over Series B and Series B stock takes priority over Series A stock. In the event that any holder were to exercise its redemption right, the Company would be required to obtain consent from its lending financial institution before any payment could be made. If the Company is unable to pay within 90 days the Company will be obligated to use cash as it comes available to satisfy the redemption.

For each series of preferred stock, bifurcated conversion rights upon IPO, conversion rights other than upon IPO and redemption rights upon Major Event for Series A have been bundled together and recorded at fair value (see Note 9 -Fair Value Measurements).

RIGNET, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED 2009, 2008 AND 2007—(CONTINUED)

Note 14—Income (Loss) per Share

Basic earnings per share (EPS) is computed by dividing net income (loss) attributable to RigNet common stockholders by the number of basic shares outstanding. Basic shares equals the total of the common shares outstanding, weighted for the average days outstanding for the period. Basic shares exclude the dilutive effect of common shares that could potentially be issued due to the conversion of preferred stock, exercise of stock options, exercise of warrants or satisfaction of necessary conditions for contingently issuable shares. Diluted EPS is computed by dividing net income (loss) attributable to RigNet common stockholders by the number of diluted shares outstanding. Diluted shares equals the total of the basic shares outstanding and all potentially issuable shares, weighted for the average days outstanding for the period. The Company uses the treasury stock method to determine the dilutive effect.

The following table provides a reconciliation of the numerators and denominators of the basic and diluted per share computations for net income (loss) attributable to RigNet, Inc. common stockholders:

	Year Ended December 31,
	2009	2008	2007
	(in thousands)

Net income (loss) attributable to RigNet, Inc. stockholders	$(19,922)	$8,406	$(3,259)
Less: Dividends on preferred stock (Note 13)	1,076	2,161	640
Less: Derivative related to preferred stock dividends (Note 9)	1,024	1,066	411
Less: Adjustment to redeemable, non-controlling
interest redemption value (Note 10)	96	9,369	(379)

Net income (loss) attributable to RigNet, Inc.
common stockholders	$(22,118)	$(4,190)	$(3,931)

Weighted average shares outstanding, basic	5,312	5,301	5,279
Effect of dilutive securities	—	—	—

Weighted average shares outstanding, diluted	5,312	5,301	5,279

All equivalent units were anti-dilutive for the years ended December 31, 2009, 2008 and 2007. Anti-dilutive share equivalents excluded from the earnings per share computations totaled 4.4 million, 4.3 million and 3.5 million for the years ended December 31, 2009, 2008 and 2007, respectively, and related to outstanding preferred shares, options and warrants.

Note 15—Segment Information

Segment information has been prepared consistent with the components of the enterprise for which separate financial information is available and regularly evaluated by the chief operating decision-maker for the purpose of allocating resources and assessing performance. The Company’s reportable segments are business units which operate in different regions and are each managed separately.

Accordingly, the Company has three reportable segments:

•	Eastern Hemisphere. Our eastern hemisphere segment provides remote communications services for offshore drilling rigs, production facilities, energy support vessels and

RIGNET, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED 2009, 2008 AND 2007—(CONTINUED)

other remote sites. Our eastern hemisphere segment services are performed out of our Norway, Qatar, United Kingdom and Singapore based offices for customers and rig sites located on the eastern side of the Atlantic Ocean primarily off the coasts of the U.K., Norway and West Africa, around the Indian Ocean in Qatar, Saudi Arabia and India, around the Pacific Ocean near Australia, and within the South China Sea.

•	Western Hemisphere. Our western hemisphere segment provides remote communications services for offshore drilling rigs, production facilities, energy support vessels and other remote sites. Our western hemisphere segment services are performed out of our United States and Brazil based offices for customers and rig sites located on the western side of the Atlantic Ocean primarily off the coasts of the United States, Mexico and Brazil, and within the Gulf of Mexico, but excluding land rigs and other land-based sites in North America.

•	U.S. Land. Our U.S. land segment provides remote communications services for drilling rigs and production facilities located onshore in North America. Our U.S. land segment services are performed out of our Louisiana based office for customers and rig sites located in the continental United States.

Corporate and eliminations primarily represents unallocated corporate office activities, derivative valuation adjustments, interest expenses, income taxes and eliminations.

The Company’s business segment information as of December 31, 2009 and 2008 and for the years ended December 31, 2009, 2008 and 2007 is as follows:

	Eastern	Western		Corporate and	Consolidated
	Hemisphere	Hemisphere	U.S. Land	Eliminations	Total
	(in thousands)

2009
Total revenue	$60,917	$11,222	$9,850	$(1,053)	$80,936
Total expenses	35,959	9,103	14,045	10,141	69,248
Interest expense	345	—	455	4,346	5,146
Other income (expense)	342	(84)	43	3	304
Income tax expense	—	—	—	5,457	5,457
Net income (loss)	24,711	2,205	(4,532)	(42,004)	(19,620)
Total assets	42,934	21,859	25,661	(1,644)	88,810
Capital expenditures	1,168	9,160	29	135	10,492
2008
Total revenue	$54,586	$12,225	$23,047	$51	$89,909
Total expenses	35,881	9,609	16,502	11,703	73,695
Interest expense	309	—	1,356	799	2,464
Other income (expense)	(1,984)	47	31	1,933	27
Income tax expense	—	—	—	5,882	5,882
Net income (loss)	16,506	2,569	5,220	(13,939)	10,356
Total assets	32,992	22,208	36,823	(2,506)	89,517
Capital expenditures	5,749	2,390	1,308	2	9,449
2007
Total revenue	$38,229	$12,228	$17,480	$(773)	$67,164
Total expenses	27,547	10,451	14,093	9,850	61,941
Interest expense	(1)	1	1,471	4,026	5,497
Other income (expense)	7,753	(4,642)	—	(3,174)	(63)
Income tax expense	—	—	—	628	628
Net income (loss)	9,063	6,507	1,916	(19,607)	(2,121)
Capital expenditures	5,243	1,084	946	63	7,336

The Company provides customers with two primary product lines; onshore communications and offshore communications. Onshore communication products are represented by the U.S. land segment. The majority of the eastern hemisphere segment and western hemisphere segment operations relates to offshore communication products primarily provided to jackup, semi-submersible and drillship rigs.

RIGNET, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED 2009, 2008 AND 2007—(CONTINUED)

For the years ended December 31, 2009, 2008 and 2007, the Company earned revenue from both our domestic and international operations as follows:

	Year Ended December 31,
	2009	2008	2007
	(in thousands)
Domestic	$18,045	$33,953	$27,863
International	62,891	55,956	39,301

Total	$80,936	$89,909	$67,164

Note 16—Income Taxes

Income Tax Expense

The components of the income tax expense are:

	Year Ended December 31,
	2009	2008	2007
	(in thousands)

Current:
Federal	$42	$93	$—
State	72	508	85
Foreign	4,791	3,186	501

Total current	4,905	3,787	586

Deferred:
Federal	(841)	1,731	(943)
State	(123)	(53)	74
Foreign	1,516	417	911

Total deferred	552	2,095	42

Income tax expense	$5,457	$5,882	$628

The following table sets forth the components of income (loss) before income taxes:

	Year Ended December 31,
	2009	2008	2007
	(in thousands)

Income (loss) before income taxes:
United States	$(34,050)	$3,355	$(3,104)
Foreign	19,887	12,883	1,611

	$(14,163)	$16,238	$(1,493)

RIGNET, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED 2009, 2008 AND 2007—(CONTINUED)

Income tax expense differs from the amount computed by applying the statutory federal income tax rate of 35.0% to income (loss) before taxes as follows:

	Year Ended December 31,
	2009	2008	2007
	(in thousands)

United States statutory federal income tax rate	$(4,957)	$5,683	$(522)
Non-deductible expenses	3,021	1,617	672
Non-deductible financial expenses	7,197	(862)	405
U.S. tax on foreign earnings, net of tax credits	1,756	—	—
Changes in valuation allowances	705	624	(300)
Tax credits	(2,048)	(2,442)	(364)
State taxes	(129)	450	73
Effect of operating in foreign jurisdictions	(714)	1,072	(264)
Non-controlling interest in U.S. subsidiary	(4)	(555)	(340)
Changes in prior year estimates	(969)	(1,811)	—
Changes in uncertain tax benefits	1,393	2,087	1,268
Other	206	19	—

Income tax expense	$5,457	$5,882	$628

Deferred Tax Assets and Liabilities

The Company’s deferred tax position reflects the net tax effects of the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax reporting. Significant components of the deferred tax assets and liabilities are as follows:

	December 31,
	2009	2008
	(in thousands)

Deferred tax assets:
Net operating loss carryforwards	$110	$498
Federal and foreign tax credits	4,874	2,826
Depreciation and amortization	1,180	707
Allowance for doubtful accounts	503	825
Accruals not currently deductible	1,253	640
Stock-based compensation	35	76
Other	506	134
Valuation allowance	(3,419)	(3,031)

Total deferred tax assets	5,042	2,675

RIGNET, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED 2009, 2008 AND 2007—(CONTINUED)

	December 31,
	2009	2008
	(in thousands)

Deferred tax liabilities:
Depreciation and amortization	(2,341)	(2,627)
Tax on foreign earnings	(1,756)	—
Other	(386)	(306)

Total deferred tax liabilities	(4,483)	(2,933)

Net deferred tax assets (liabilities)	$559	$(258)

At December 31, 2009 and 2008, the Company had state net operating loss carry forwards of approximately $1.8 million and $0.6 million respectively, which will expire in varying amounts beginning in 2024, and foreign net operating losses of $30 thousand and $2.2 million respectively, which do not expire.

In assessing deferred tax assets, the Company considers whether a valuation allowance should be recorded for some or all of the deferred tax assets which may not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Among other items, the Company considers the scheduled reversal of deferred tax liabilities, projected future taxable income and available tax planning strategies. As of December 31, 2009, a valuation allowance of $3.4 million had been recorded for deferred tax assets that were not more likely than not to be realized. While the Company expects to realize the net deferred tax assets, changes in future taxable income or in tax laws may alter this expectation and result in future increases to the valuation allowance.

Prior to 2009, U.S. deferred income taxes and related foreign dividend withholding taxes were not provided on the undistributed taxable earnings of the Company’s foreign subsidiaries since the Company considered such earnings to be permanently reinvested outside the United States. In order to service the Company’s debt obligations, deferred income taxes, net of foreign tax credits of $1.8 million, have been provided on those subsidiaries for which the undistributed earnings are no longer considered permanently reinvested as of December 31, 2009. Other subsidiaries continue to have undistributed earnings which are considered permanently reinvested for which $3.5 million in deferred taxes, net of foreign tax credits, have not been recognized as of December 31, 2009.

Uncertain Tax Benefits

Effective January 1, 2007, the Company adopted new accounting provisions requiring the evaluation of its tax positions and recognizing only tax benefits that, more likely than not, will be sustained upon examination, including resolution of any related appeals or litigation processes, based on technical merits of the position. The tax position is measured at the largest amount of benefit that has a greater than 50.0% likelihood of being realized upon settlement. The cumulative effect of applying these provisions resulted in a $0.4 million adjustment to beginning accumulated deficit. At December 31, 2009 and 2008, the Company’s uncertain tax benefits totaling $5.2 million and $3.8 million, respectively, are reported as other liability in the consolidated balance sheets.

RIGNET, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED 2009, 2008 AND 2007—(CONTINUED)

Changes in the Company’s gross unrecognized tax benefits are as follows:

	Year Ended December 31,
	2009	2008	2007
	(in thousands)

Balance, January 1,	$4,040	$2,263	$—
Unrecognized tax benefits, adoption	—	—	537
Additions for the current year tax	3,070	2,350	1,726
Reductions related to prior years	—	(573)	—

Balance, December 31,	$7,110	$4,040	$2,263

As of December 31, 2009, the Company had gross unrecognized tax benefits of $7.1 million, of which $5.2 million would impact on the annual effective tax rate upon recognition. Of the remaining balance, the Company recorded related assets, net of a valuation allowance. The related asset might not be recognized in the same period as the contingent tax liability and, other than interest and penalties, such timing differences would not affect the annual effective tax rate but would accelerate cash payments to the taxing authority.

The Company recognized interest and penalties related to unrecognized tax benefits in income tax expense. For the years ended December 31, 2009, 2008 and 2007 the Company accrued approximately $1.9 million, $1.2 million and $0.7 million, respectively. To the extent interest and penalties are not assessed with respect to uncertain tax positions, accruals will be reduced and reflected as a reduction to income tax expense. We do not anticipate significant changes in the unrecognized tax benefits within the next twelve months.

Note 17—Recently Issued Accounting Pronouncements

In September 2006, the FASB issued guidance and expanded disclosures regarding Fair Value Measurements. The guidance does not require any new fair value measurements but rather it eliminates inconsistencies in the guidance found in various prior accounting pronouncements. The guidance is effective for financial assets and liabilities for fiscal years and interim periods within those fiscal years, beginning after November 15, 2007. The Company adopted the guidance for financial assets and liabilities as of January 1, 2008, which resulted in no material effect on the Company’s financial position, cash flows, or results of operations. In February 2008, the FASB issued guidance delaying the effective date of this guidance for nonfinancial assets and liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The guidance is effective for nonfinancial assets and liabilities for fiscal years, and interim periods within those fiscal years, beginning after November 15, 2008. The Company adopted the guidance for nonfinancial assets and liabilities as of January 1, 2009, which resulted in no material effect on the Company’s financial position, cash flows, or results of operations (see Note 9—Fair Value Measurements).

In January 2007, the Company adopted the guidance regarding How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (Gross versus Net Presentation). The guidance is effective fiscal years, and interim periods within those fiscal years, beginning after December 15, 2006. The adoption of this guidance did not have a material effect on the Company’s financial position, cash flows, or results of operations.

RIGNET, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED 2009, 2008 AND 2007—(CONTINUED)

In January 2007, the Company adopted the guidance on Accounting for Uncertainty in Income Taxes and the related guidance, Definition of Settlement in FASB Interpretation No. 48; Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises; and Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises. This guidance clarified the accounting for uncertainty in income taxes recognized in the financial statements by prescribing a recognition threshold and measurement attribute for a tax position taken or expected to be taken in a tax return. During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. The actual outcome of these future tax consequences could differ significantly from these estimates, which could impact the Company’s financial position, cash flows and results of operations. The adoption resulted in the Company recognizing liabilities for uncertain tax positions of $0.4 million as of January 1, 2007.

In December 2007, the FASB issued guidance on Business Combinations, which amends previous guidance issued by the FASB. This guidance requires an acquiring entity to recognize all assets acquired and liabilities assumed at the acquisition date fair value with limited exceptions. This guidance changed the accounting treatment for certain specific items, including acquisition costs, which will be expensed as incurred, and acquired contingent liabilities, which will be recorded at fair value at the acquisition date. This guidance includes new disclosure requirements and applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period on or after December 15, 2008, with earlier adoption prohibited. The adoption of this guidance as of January 1, 2009 affected the acquisition accounting of the 7.3% non-controlling interest in LandTel (see Note 3—Acquisitions).

In December 2007, the FASB issued guidance on Non-Controlling Interests in Consolidated Financial Statements. This guidance establishes new accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. In January 2009, the FASB ratified additional guidance Selected Statement 160 Implementation Questions. Both statements are effective as of January 1, 2009, and must be applied prospectively, except for the presentation and disclosure requirements which must be applied retrospectively for all periods presented in the consolidated financial statements. The adoption of these statements as of January 1, 2009 did not have a material effect on disclosures related to the acquisition of the 7.3% non-controlling interest in LandTel (see Note 3—Acquisitions).

In March 2008, the FASB issued the guidance on Disclosures about Derivative Instruments and Hedging Activities, which amends previous guidance issued by the FASB. This guidance improves transparency about the location and amounts of derivative instruments in an entity’s financial statements by requiring disclosure of the fair values of derivative instruments and the related gains and losses in a tabular format. It also provides more information about an entity’s liquidity by requiring disclosure of derivative features that are credit-risk related. Finally, it requires cross-referencing within footnotes to enable financial statement users to locate important information about derivative instruments. The guidance is effective fiscal years, and interim periods within those fiscal years, beginning after November 15, 2008. The adoption of the guidance did not have a material effect on the Company’s financial position, cash flows, or results of operations.

In April 2008, the FASB issued guidance on Determination of the Useful Life of Intangible Assets. This guidance amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangibles under the

RIGNET, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED 2009, 2008 AND 2007—(CONTINUED)

FASB’s guidance on Goodwill and Other Intangible Assets. The guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2008. The adoption of this guidance did not have a material effect on the Company’s financial position, cash flows, or results of operations.

In October 2008, the FASB issued guidance on Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active. This guidance applies to financial assets within the scope of accounting pronouncements that require or permit fair value measurements and clarifies the application of fair value measurements and disclosures in a market that is not active. This pronouncement was effective upon issuance, including prior periods for which financial statements have not been issued. Revisions resulting from a change in the valuation technique or its application are accounted for as a change in accounting estimate according to guidance on Accounting Changes and Error Corrections. The adoption of this guidance did not have a material effect on the Company’s financial position, cash flows, or results of operations.

In April 2009, the FASB issued the guidance regarding Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly which provides guidelines for making fair value measurements more consistent with the principles presented in fair value measurements and disclosures. The guidance is effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The adoption of this guidance did not have a material effect on the Company’s financial position, cash flows, or results of operations.

In May 2009, the FASB issued guidance on Subsequent Events regarding the general standards of accounting for, and disclosure of, events that occur after the balance sheet date but before the financial statements are issued or available to be issued. This guidance introduces new terminology, defines a date through which management must evaluate subsequent events, and lists the circumstances under which an entity must recognize and disclose events or transactions occurring after the balance-sheet date. In February 2010, the FASB issued Subsequent Events, Amendments to Certain Recognition and Disclosure Requirements, which addresses amendments to the guidance on Subsequent Events. This amended guidance is effective immediately for all financial statements that have not yet been issued or have not yet become available to be issued. The Company adopted the accounting pronouncement as of December 31, 2009, which resulted in no material effect on the Company’s financial position, cash flows, or results of operations.

In June 2009, the FASB issued the guidance on the FASB Accounting Standards Codification. This guidance replaces previous accounting literature and establishes only two levels of GAAP standards, authoritative and non-authoritative. The FASB Accounting Standards Codification (the “Codification”) became the source of authoritative, nongovernmental GAAP, except for rules and interpretive releases of the U.S. Securities and Exchange Commission (SEC), which are sources of authoritative GAAP for SEC registrants. All other non-grandfathered, non-SEC accounting literature not included in the Codification became non-authoritative. This guidance is effective for financial statements for interim or annual reporting periods ending after September 15, 2009. The Company began using the new guidelines and numbering system prescribed by the Codification when referring to GAAP as of September 30, 2009. As the Codification was not intended to change or alter existing GAAP, it did not have any impact on the Company’s consolidated financial position, cash flows, or results of operations.

RIGNET, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED 2009, 2008 AND 2007—(CONTINUED)

In June 2009, the FASB issued amended guidance regarding Consolidation of Variable Interest Entities. This guidance amends certain guidance in previous accounting literature regarding the consolidation of variable interest entities to eliminate the exemption for special purpose entities, require a new qualitative approach for determining who should consolidate a variable interest entity and changes the requirement for when to reassess who should consolidate a variable interest entity. The guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after November 15, 2009. The Company adopted the guidance effective January 1, 2010, which resulted in no material effect on the Company’s financial position, cash flow, or results of operations.

In January 2010, the FASB issued guidance regarding amendments to guidance on Accounting for Distributions to Shareholders with Components of Stock and Cash. The guidance amends certain guidance in previous accounting literature regarding entities that declare dividends to shareholders that may be paid in cash or shares at the election of the shareholders with a potential limitation on the total amount of cash that all shareholders can elect to receive in aggregate. This guidance is effective for fiscal years, and interim periods within those fiscal years, ending on or after December 15, 2009, and should be applied on a retrospective basis. The Company adopted the accounting pronouncement as of December 31, 2009, which resulted in no material effect on the Company’s financial position, cash flows, or results of operations.

In April 2009, the FASB issued the additional guidance Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies. This additional accounting guidance replaces the previous accounting guidance on Business Combinations. This guidance establishes principles and requirements for how an acquirer recognizes and measures the identifiable assets acquired, the liabilities assumed, the goodwill acquired, and any non-controlling interest in the acquiree. This guidance also establishes disclosure requirements which will enable users to evaluate the nature and financial effects of the business combination. The provisions of this guidance are to be applied prospectively to business combinations completed on or after the adoption date and is effective for assets or liabilities arising from contingencies in business combinations completed on or after the adoption date. The Company will adopt this guidance for all acquisitions occurring after January 1, 2010. The adoption will impact the Company’s accounting for business combinations which occur after January 1, 2010 and the effect will be dependent upon the terms of the acquisition.

In January 2010, the FASB issued guidance regarding Improving Disclosures about Fair Value Measurements, which amends ASC topic 820-10, Fair Value Measurement and Disclosures—Overall. This guidance requires new disclosures regarding transfers in and out of assets and liabilities measured at fair value classified within the valuation hierarchy as either Level 1 or Level 2 and information about sales, issuances and settlements on a gross basis for assets and liabilities classified as Level 3. This guidance also requires a higher level of disaggregation for the different types of financial instruments. For the reconciliation of Level 3 fair value measurements, information about purchases, sales, issuances and settlements should be presented separately. This guidance is effective for annual and interim reporting periods beginning after December 15, 2009 for most of the new disclosures and for periods beginning after December 15, 2010 for the new Level 3 disclosures. Comparative disclosures are not required in the first year the disclosures are required. The Company plans to adopt the guidance effective January 1, 2010, except for disclosure of information about sales, issuances and settlements on a gross basis for assets and liabilities classified as Level 3, which will be

RIGNET, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED 2009, 2008 AND 2007—(CONTINUED)

adopted January 1, 2011. The Company’s adoption of this new guidance is not expected it to have a material impact on the Company’s financial position, cash flow, or results of operations.

Note 18—Subsequent Events

Effective as of May 8, 2010, the LandTel non-controlling interest owner formally exercised its right to sell its remaining interest to the Company for $4.6 million, based on a previously agreed-upon formula (see Note 3—Acquisitions).

On June 10, 2010, the Company obtained an amendment to its term loan agreement to reduce total restricted cash on July 3, 2010 to $5.25 million, from $10.0 million, to fund the transaction. On October 31, 2010, the Company will be required to increase its total restricted cash to $7.5 million.

On November 24, 2010, the Company affected a 4-to-1 reverse stock split of the Company’s common stock. The consolidated financial statements as of December 31, 2009 and 2008 and for the three years in the period then ended give retroactive effect to the reverse stock split.

RIGNET, INC.

CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

	September 30,	December 31,
	2010	2009
	(In thousands)

ASSETS
Current assets:
Cash and cash equivalents	$14,514	$11,379
Restricted cash	2,500	2,500
Accounts receivable, net	15,967	12,729
Prepaid expenses and other current assets	4,689	4,358

Total current assets	37,670	30,966
Property and equipment, net	25,794	27,011
Restricted cash	7,500	7,500
Goodwill	13,866	13,887
Intangibles	7,168	8,372
Deferred tax and other assets	1,181	1,074

TOTAL ASSETS	$93,179	$88,810

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$4,772	$3,755
Accrued expenses	6,589	5,926
Current maturities of long-term debt	8,644	8,664
Income taxes payable	7,085	6,027
Deferred revenue	1,130	1,306

Total current liabilities	28,220	25,678
Long-term debt	24,529	21,022
Deferred revenue	348	348
Deferred tax liability	445	445
Other liabilities	6,755	5,201
Preferred stock derivatives	44,447	30,446

Total liabilities	104,744	83,140

Commitments and contingencies (Note 6)
Preferred stock	18,146	17,333
Redeemable, non-controlling interest	—	4,576
Stockholders’ equity:
RigNet, Inc. stockholders’ equity
Common stock — $0.001 par value; 52,000,000 shares authorized; 5,318,628 and 5,318,316 shares issued and outstanding at September 30, 2010 and December 31, 2009, respectively	5	5
Additional paid-in capital	7,380	9,521
Accumulated deficit	(37,660)	(26,847)
Accumulated other comprehensive income	483	941

Total RigNet, Inc. stockholders’ equity	(29,792)	(16,380)
Non-redeemable, non-controlling interest	81	141

Total stockholders’ equity	(29,711)	(16,239)

TOTAL LIABILITIES AND EQUITY	$93,179	$88,810

The accompanying notes are an integral part of the consolidated financial statements.

RIGNET, INC.

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(UNAUDITED)

	Nine Months Ended September 30,
	2010	2009
	(in thousands, except per share amounts)

Revenue	$68,604	$60,871

Expenses:
Cost of revenue	31,242	26,200
Depreciation and amortization	11,349	9,596
Impairment of goodwill	—	2,898
Selling and marketing	1,576	1,559
General and administrative	15,858	11,213

Total expenses	60,025	51,466

Operating income	8,579	9,405

Other income (expense):
Interest expense	(1,174)	(4,638)
Other income (expense), net	(645)	186
Change in fair value of preferred stock derivatives	(12,384)	(13,865)

Loss before income taxes	(5,624)	(8,912)
Income tax expense	(4,953)	(3,863)

Net loss	(10,577)	(12,775)
Less: Net loss attributable to:
Non-redeemable, non-controlling interest	211	230
Redeemable, non-controlling interest	25	15

Net loss attributable to RigNet, Inc. stockholders	$(10,813)	$(13,020)

COMPREHENSIVE LOSS
Net loss	$(10,577)	$(12,775)
Foreign currency translation	(458)	1,664

Total comprehensive loss	$(11,035)	$(11,111)

LOSS PER SHARE—BASIC AND DILUTED
Net loss attributable to RigNet, Inc. stockholders	$(10,813)	$(13,020)
Less: Preferred stock dividends	2,430	1,487
Less: Adjustment to redeemable, non-controlling interest redemption value	50	103

Net loss attributable to RigNet, Inc. common stockholders	$(13,293)	$(14,610)

Net loss per share attributable to RigNet, Inc. common stockholders, basic	$(2.50)	$(2.75)

Net loss per share attributable to RigNet, Inc. common stockholders, diluted	$(2.50)	$(2.75)

Weighted average shares outstanding, basic	5,318	5,310

Weighted average shares outstanding, diluted	5,318	5,310

The accompanying notes are an integral part of the consolidated financial statements.

RIGNET, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

	Nine Months Ended
	September 30,
	2010	2009
	(in thousands)

Cash flows from operating activities:
Net loss	$(10,577)	$(12,775)
Adjustments to reconcile net loss to net cash from operations:
Change in fair value of preferred stock derivatives	12,384	13,865
Depreciation and amortization	11,349	9,596
Impairment of goodwill	—	2,898
Adjustment to redemption value of non-controlling interest	(75)	—
Stock-based compensation	334	203
Write-off/amortization of deferred financing costs	112	352
Deferred taxes	1	(85)
Loss on sale of property and equipment	320	91
Changes in operating assets and liabilities:
Accounts receivable	(3,238)	4,124
Prepaid expenses and other current assets	(438)	363
Accounts payable	1,542	645
Accrued expenses	1,722	6,409
Deferred revenue	(176)	(426)
Other liability	1,552	(2,616)

Net cash provided by operating activities	14,812	22,644

Cash flows from investing activities:
Capital expenditures	(9,586)	(7,077)
Proceeds from sale of property and equipment	—	23
Increase in restricted cash	—	(9,225)

Net cash used by investing activities	(9,586)	(16,279)

Cash flows from financing activities:
Proceeds from issuance of common stock	5	122
Subsidiary distributions to non-controlling interest	(271)	(335)
Redemption of redeemable non-controlling interest	(4,576)	(4,763)
Proceeds from borrowings	10,000	35,000
Repayments of long-term debt	(6,624)	(38,757)
Payment of financing fees	—	(373)

Net cash used by financing activities	(1,466)	(9,106)

Net increase (decrease) in cash and cash equivalents	3,760	(2,741)

Cash and cash equivalents:
Balance, January 1,	11,379	15,376
Changes in foreign currency translation	(625)	1,282

Balance, September 30,	$14,514	$13,917

Supplemental disclosures:
Income taxes paid	$1,942	$661
Interest paid — other	$1,114	$828
Interest paid — stockholders	$—	$5,708
Non-cash investing — capital expenditures	$1,131	$754

The accompanying notes are an integral part of the consolidated financial statements.

RIGNET, INC.

STATEMENT OF CONSOLIDATED STOCKHOLDERS’ EQUITY
(UNAUDITED)

					Accumulated	Total
			Additional		Other	RigNet, Inc.	Non-Redeemable,
	Common Stock		Paid-In	Accumulated	Comprehensive	Stockholders’	Non-Controlling	Stockholders’
	Shares	Amount	Capital	Deficit	Income (Loss)	Equity	Interest	Equity
	(in thousands)

BALANCE, DECEMBER 31, 2008	5,303	$5	$11,303	$(6,925)	$(555)	$3,828	$73	$3,901
Issuance of common stock	12	—	122	—	—	122	—	122
Preferred stock dividends	—	—	(1,487)	—	—	(1,487)	—	(1,487)
Stock-based compensation	—	—	203	—	—	203	—	203
Foreign currency translation	—	—	—	—	1,664	1,664	—	1,664
Adjustment to redemption value of non-controlling interest	—	—	(103)	—	—	(103)	—	(103)
Non-controlling owner distributions	—	—	—	—	—	—	(233)	(233)
Net loss	—	—	—	(13,020)	—	(13,020)	230	(12,790)

BALANCE, SEPTEMBER 30, 2009	5,315	$5	$10,038	$(19,945)	$1,109	$(8,793)	$70	$(8,723)

BALANCE, DECEMBER 31, 2009	5,318	$5	$9,521	$(26,847)	$941	$(16,380)	$141	$(16,239)
Issuance of common stock	—	—	5	—	—	5	—	5
Preferred stock dividends	—	—	(2,430)	—	—	(2,430)	—	(2,430)
Stock-based compensation	—	—	334	—	—	334	—	334
Foreign currency translation	—	—	—	—	(458)	(458)	—	(458)
Adjustment to redemption value of non-controlling interest	—	—	(50)	—	—	(50)	—	(50)
Non-controlling owner distributions	—	—	—	—	—	—	(271)	(271)
Net loss	—	—	—	(10,813)	—	(10,813)	211	(10,602)

BALANCE, SEPTEMBER 30, 2010	5,318	$5	$7,380	$(37,660)	$483	$(29,792)	$81	$(29,711)

The accompanying notes are an integral part of the consolidated financial statements.

RIGNET, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009

Note 1 —	Business and Basis of Presentation

RigNet, Inc. (the Company or RigNet) provides remote communications services for the oil and gas industry through a controlled and managed Internet Protocol/Multiprotocol Label Switching (IP/MPLS) global network, enabling drilling contractors, oil companies and oilfield service companies to communicate more effectively. The Company provides its customers with broadband voice, fax, video and data services in real-time between remote sites and home offices throughout the world, while the Company manages and operates the infrastructure from its land-based Network Operations Center.

RigNet is primarily owned by three private-equity backed investor groups. The Company’s corporate offices are located in Houston, Texas. The Company serves the owners and operators of offshore drilling rigs and production facilities, land rigs, remote offices and supply bases in approximately 30 countries, including the United States, Mexico, Qatar, Saudi Arabia, Singapore and Australia.

The interim unaudited consolidated financial statements of the Company include all adjustments which, in the opinion of management, are necessary for a fair presentation of the Company’s financial position and results of operations. All such adjustments are of a normal recurring nature. These financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information and Rule 10-01 of Regulation S-X. The preparation of these financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying footnotes. Estimates and assumptions about future events and their effects cannot be perceived with certainty. Estimates may change as new events occur, as more experience is acquired, as additional information becomes available and as the Company’s operating environment changes. Actual results could differ from estimates. These statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2009.

Note 2 —	Recently Issued Accounting Pronouncements

In April 2009, the FASB issued the additional guidance Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies, which replaces previous accounting guidance on Business Combinations. The guidance establishes principles and requirements for an acquirer’s recognition and measurement of identifiable assets, liabilities assumed, goodwill, and any non-controlling interest in the acquiree. The guidance also establishes disclosure requirements to assist users in evaluating the nature and financial effects of the business combination. This guidance is to be applied prospectively to business combinations completed on or after the adoption date and is effective for assets or liabilities arising from contingencies in business combinations completed on or after the adoption date. The Company engaged in no business combinations during the nine months ended September 30, 2010.

In January 2010, the FASB issued guidance regarding Improving Disclosures about Fair Value Measurements, which amends ASC topic 820-10, Fair Value Measurement and Disclosures —Overall. This guidance requires additional disclosures about fair value measurements. This guidance is effective for annual and interim reporting periods beginning after December 15, 2009. The Company adopted the guidance effective January 1, 2010, which did not have a material impact on the Company’s financial position, cash flow, or results of operations.

RIGNET, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009—(CONTINUED)

Note 3 —	Business and Credit Concentrations

The Company is exposed to various business and credit risks including interest rate, foreign currency, credit and liquidity risks.

Interest Rate Risk

The Company has significant interest-bearing liabilities at variable interest rates. The Company’s variable borrowing rates are tied to LIBOR and prime resulting in interest rate risk. The Company does not currently use financial instruments to hedge these interest risk exposures, but evaluates this on a continual basis and may put financial instruments in place in the future if deemed necessary.

Foreign Currency Risk

The Company has exposure to foreign currency risk, as a portion of the Company’s activities are conducted in currencies other than U.S. dollars. Currently, the Norwegian kroner and the British pound sterling are the currencies that could materially impact the Company’s financial position and results of operations. The Company’s historical experience with exchange rates for these currencies has been relatively stable and, consequently, the Company does not currently use financial instruments to hedge this risk, but evaluates it on a continual basis and may put financial instruments in place in the future if deemed necessary. “Accumulated Other Comprehensive Income (Loss)” as reported on the Statement of Consolidated Stockholders’ Equity represents foreign currency translation.

Credit Risk

Credit risk, with respect to accounts receivable, is due to the limited number of customers concentrated in the oil and gas industry. The Company mitigates the risk of financial loss from defaults through defined collection terms in each contract or service agreements and periodic evaluations of the collectability of accounts receivable. The evaluations include a review of customer credit reports and past transaction history with the customer. The Company provides an allowance for doubtful accounts which is adjusted when the Company becomes aware of a specific customer’s inability to meet its financial obligations or as a result of changes in the overall aging of accounts receivable.

Note 4 —	Goodwill and Intangibles

Goodwill is reviewed for impairment at least annually with additional evaluations being performed when events or circumstances indicate that the carrying value of these assets may not be recoverable. The Company performs its annual impairment test on July 31st with the most recent test being performed as of July 31, 2010. This test resulted in no impairment. No additional impairment indicators have been identified as of September 30, 2010. As of September 30, 2010 and December 31, 2009 goodwill was $13.9 million. Goodwill increases or decreases in value due to the effect of foreign currency translation.

The Company identified a triggering event as of June 30, 2009 associated with the significant decline in U.S. land reporting unit for which an impairment test was performed. The Company recognized $2.9 million in impairment of goodwill as a result of such test. Subsequently, the Company performed its annual impairment test on July 31, 2009 and no additional impairment indicators were identified.

RIGNET, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009—(CONTINUED)

The Company’s intangible assets all have useful lives ranging from four to nine years and are amortized on a straight-line basis. Impairment testing is performed when events or circumstances indicate that the carrying value of the assets may not be recoverable. No impairment indicators have been identified as of September 30, 2010. During the nine months ended September 30, 2010 and 2009, the Company recognized amortization expense of $1.5 million and $1.8 million, respectively.

Note 5 —	Long-Term Debt

As of September 30, 2010 and December 31, 2009, the following credit facilities and long-term debt arrangements with financial institutions were in place.

	September 30,	December 31,
	2010	2009
	(in thousands)

Term loan	$33,173	$29,681
Equipment notes	—	5

	33,173	29,686
Less: Current maturities of long-term debt	(8,644)	(8,664)

	$24,529	$21,022

Term Loan

The Company has a $45.0 million term loan with two participating financial institutions. In August 2010, the Company amended its Term Loan, which had an original principal balance of $35.0 million, to increase the principal balance by $10.0 million. The facility is secured by substantially all the assets of the Company and bears interest at a rate ranging from 4.3% to 5.3%, based on a funded debt to adjusted earnings ratio, as defined in the agreement. Interest is payable monthly along with quarterly principal installments of approximately $2.2 million with the balance due May 31, 2012. At September 30, 2010, $33.3 million was outstanding with an interest rate of 5.0%. At December 31, 2009, $29.9 million was outstanding with an interest rate of 5.0%. The weighted average interest rates for the nine months ended September 30, 2010 and for the year ended December 31, 2009 were 5.0% and 5.2%, respectively. See Note 13 — Subsequent Events for discussion of an amendment dated November 9, 2010.

Covenants and Restrictions

The Company’s term loan contains certain covenants and restrictions, including restricting the payment of cash dividends and maintaining certain financial covenants including a funded debt to adjusted earnings ratio, as defined in the agreement, and a fixed charge coverage ratio. These loans also require maintenance of restricted cash balances. If any default occurs related to these covenants, the unpaid principal and any accrued interest shall be declared immediately due and payable. As of September 30, 2010 and December 31, 2009, the Company was in compliance with all covenants.

RIGNET, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009—(CONTINUED)

Debt Maturities

The following table sets forth the maturities of long-term debt after September 30, 2010 (in thousands):

2010	$2,151
2011	8,652
2012	22,370

Total debt, including current maturities	$33,173

Note 6 —	Fair Value Measurements

The Company uses the following methods and assumptions to estimate the fair value of financial instruments:

•	Cash and Cash Equivalents—Reported amounts approximate fair value.

•	Restricted Cash—Reported amounts approximate fair value.

•	Accounts Receivable—Reported amounts, net of the allowance for doubtful accounts, approximate fair value.

•	Accounts Payable, Including Income Taxes Payable and Accrued Expenses—Reported amounts approximate fair value.

•	Long-Term Debt—The carrying amount of the Company’s floating-rate debt approximates fair value since the interest rate paid is based on short-term maturities and rates quoted from financial institutions.

•	Preferred Stock Derivatives—Such represent conversion and redemption rights associated with preferred stock, which are bifurcated based on an analysis of the features of the Series A, B, and C Preferred Stock and are classified as non-current as of September 30, 2010. For the purposes of measuring fair value, these bifurcated derivatives were bundled together for each class of preferred stock and are reported at the aggregate fair value.

The following table summarizes the fair value of the Company’s derivative instruments, all of which are reported as non-current liabilities in the consolidated balance sheets and were valued using Level 3 inputs:

	September 30,	December 31,
	2010	2009
	(in thousands)

Derivatives not designated as hedging instruments:
Preferred stock conversion and redemption rights	$44,447	$30,466

The changes in fair value of preferred stock derivatives were included in other income (expense) in the Company’s consolidated statements of loss and comprehensive loss.

RIGNET, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009—(CONTINUED)

The following table summarizes the Company’s fair value hierarchy for these derivatives liabilities accounted for at fair value:

	Preferred Stock Conversion and Redemption Rights
	Level 1	Level 2	Level 3	Total
	(in thousands)

Non-current derivative liability:
September 30, 2010	$—	$—	$44,447	$44,447

December 31, 2009	$—	$—	$30,446	$30,446

The fair value of preferred stock derivative liabilities classified as Level 3 changed as follows during the nine months ended September 30, 2010 and 2009:

	Nine Months Ended
	September 30,
	2010	2009
	(in thousands)

Balance, January 1,	$30,446	$8,413
Unrealized losses included in earnings	12,384	13,865
Derivative related to preferred stock dividends	1,617	684
Transfers in and/or out of Level 3	—	—

Balance, September 30,	$44,447	$22,962

The Company’s non-financial assets, such as goodwill, intangibles and property and equipment, are measured at fair value when there is an indicator of impairment and recorded at fair value only when an impairment charge is recognized. Such impairment charges incorporate fair value measurements based on level 3 inputs. See Note 4 — Goodwill and Intangibles for discussion of an impairment of goodwill reported in 2009.

Note 7 —	Commitments and Contingencies

The Company, in the ordinary course of business, is a claimant and/or a defendant in various legal proceedings, including proceedings as to which the Company has insurance coverage and those that may involve the filing of liens against the Company or its assets. The Company does not consider its exposure in these proceedings, individually or in the aggregate, to be material.

In July 2010, the Company received notice from the Internal Revenue Service that it would be performing an audit of the Company’s 2008 income tax return.

Note 8 —	Stock-Based Compensation

The Company has two stock-based compensation plans as described below.

Long-Term Incentive Plan

In March 2006, the Board of Directors adopted the RigNet 2006 Long-Term Incentive Plan (2006 Plan). Under the 2006 Plan, the Board of Directors is authorized to issue options to purchase common stock to certain officers and employees of the Company. In general, all options granted under the 2006 Plan have a contractual term of ten years and a four-year

RIGNET, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009—(CONTINUED)

vesting period, with 25.0% of the options vesting on each of the first four anniversaries of the grant date. The 2006 Plan authorized the issuance of 1,250,000 options, net of any options returned or forfeited. As of September 30, 2010, the Company has issued 981,125 options under the 2006 Plan, of which 24,688 options have been exercised, 175,781 options have been returned or forfeited, and 780,656 options are outstanding.

Stock Option Plan

The 2001 Performance Stock Option Plan (2001 Plan) was authorized to issue options to purchase RigNet common stock to certain officers and employees of the Company. Options granted under the 2001 Plan vest either (a) over a four-year term, with 25.0% of the options vesting on each of the first four anniversary dates of the grant or (b) over a three-year term, with 25.0% of the options vesting 30 days after the grant date and 25.0% vesting on each of the first three anniversary dates of the grant. Vested options, which have not been forfeited, are exercisable in whole or in part during the option term, which does not exceed ten years. The 2001 Plan authorized issuance of 0.15 million options. As of September 30, 2010, the Company issued 130,967 options under the 2001 plan, of which 55,182 options have been exercised, 22,660 options have been returned and grants of 53,125 are outstanding. The Company plans to issue no additional options under the 2001 Plan.

There are no dividends related to stock options.

Stock-based compensation expense for the Company’s two plans for the nine months ended September 30, 2010 and 2009 was $0.3 million and $0.2 million.

There were no significant modifications to the plans, as described above, in the nine months ended September 30, 2010. As of September 30, 2010, there was $0.9 million of total unrecognized compensation cost related to unvested options granted under the two plans. This cost is expected to be recognized over the remaining weighted-average period of 2.1 years.

All equity instruments granted under stock-based compensation agreement are settled in stock. The Company did not issue fractional shares nor pay cash in lieu of fractional shares.

The fair value of each option award is estimated on the grant date using a Black-Scholes option valuation model, which uses certain assumptions as of the date of grant:

•	Expected Volatility—based on peer group price volatility for periods equivalent to the expected term of the options

•	Expected Term—expected life adjusted based on management’s best estimate for the effects of non-transferability, exercise restriction and behavioral considerations

•	Risk-Free Interest Rate—risk-free rate, for periods within the contractual terms of the options, is based on the U.S. Treasury yield curve in effect at the time of grant

•	Dividend Yield—expected dividends based on the Company’s historical dividend rate at the date of grant

RIGNET, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009—(CONTINUED)

The assumptions used for grants made during the nine months ended September 30, 2010 are as follows:

Nine Months Ended
September 30, 2010

Expected volatility	57.5%
Expected term (years)	4
Risk-free interest rate	2.7%
Dividend yield	—

The following table summarizes the Company’s stock option activity under both the 2001 Plan and the 2006 Plan as of and for the nine months ended September 30, 2010 (in thousands, except per share amounts):

	Nine Months Ended
	September 30, 2010
	Number of	Weighted-Average
	Underlying Shares	Exercise Price

Balance, January 1, 2010	743	$6.80
Grants	137	8.48
Exercised	(1)	9.64
Forfeited	(45)	7.92
Expired	—	—

Balance, September 30, 2010	834	$7.00

Weighted-average fair value of options granted		$3.92

The weighted average remaining contractual term in years as of September 30, 2010 was 7.2 years. At September 30, 2010, vested options and options expected to vest totaled 771,762, with options available for grant of approximately 407,312.

Note 9 —	Redeemable, Non-Controlling Interest

On May 8, 2010, the LandTel non-controlling interest owner formally exercised its right to sell its remaining interest to the Company for $4.6 million, based on a previously agreed-upon formula. On July 21, 2010, the Company made a cash payment of $4.6 million to satisfy its obligation for the remaining redeemable, non-controlling interest consistent with the previously agreed upon formula. The LandTel non-controlling interest owner assigned its ownership interests to the Company on August 27, 2010. On September 23, 2010, the LandTel non-controlling interest owner exercised a right to a recalculation of the purchase price by a third party arbiter. Prior to the arbitration, the parties agreed to a purchase price of $4.7 million on October 6, 2010. The $0.1 million incremental purchase price has been recorded as a current liability that is expected to be paid by December 31, 2010. LandTel is now a wholly-owned subsidiary of the Company.

Note 10 —	Loss per Share

Basic earnings per share (EPS) is computed by dividing net loss attributable to RigNet, Inc. common stockholders by the number of basic shares outstanding. Basic shares equal the total of the common shares outstanding, weighted for the average days outstanding for the period. Basic shares exclude the dilutive effect of common stock that could potentially be issued due

RIGNET, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009—(CONTINUED)

to the conversion of preferred stock, exercise of stock options, exercise of warrants or satisfaction of necessary conditions for contingently issuable shares. Diluted EPS was computed by dividing net loss attributable to RigNet, Inc. common stockholders by the number of diluted shares outstanding. Diluted shares equal the total of the basic shares outstanding and all potentially issuable shares, weighted for the average days outstanding for the period. The Company used the treasury stock method to determine the dilutive effect.

The following table provides a reconciliation of the numerators and denominators of the basic and diluted per share computations for net loss attributable to RigNet, Inc. common stockholders:

	Nine Months Ended
	September 30,
	2010	2009
	(in thousands)

Net loss attributable to RigNet, Inc. stockholders	$(10,813)	$(13,020)
Less: Dividends accrued on preferred stock	813	803
Less: Derivatives related to preferred stock dividends	1,617	684
Less: Adjustment to redeemable, non-controlling interest redemption value	50	103

	$(13,293)	$(14,610)

All equivalent units were anti-dilutive for the nine months ended September 30, 2010 and 2009. Anti-dilutive share equivalents excluded from the earnings per share computations totaled 4.8 million and 4.3 million for the nine months ended September 30, 2010 and 2009, respectively, and related to outstanding preferred shares, options and warrants.

Note 11 —	Segment Information

Segment information has been prepared consistent with the components of the enterprise for which separate financial information is available and regularly evaluated by the chief operating decision-maker for the purpose of allocating resources and assessing performance. The Company’s reportable segments are business units which operate in different regions and are each managed separately.

Accordingly, the Company has three reportable segments:

•	Eastern Hemisphere. Our eastern hemisphere segment provides remote communications services for offshore drilling rigs, production facilities, energy support vessels and other remote sites. Our eastern hemisphere segment services are performed out of our Norway, Qatar, United Kingdom and Singapore based offices for customers and rig sites located on the eastern side of the Atlantic Ocean primarily off the coasts of the U.K., Norway and West Africa, around the Indian Ocean in Qatar, Saudi Arabia and India, around the Pacific Ocean near Australia, and within the South China Sea.

•	Western Hemisphere. Our western hemisphere segment provides remote communications services for offshore drilling rigs, production facilities, energy support vessels and other remote sites. Our western hemisphere segment services are performed out of our United States and Brazil based offices for customers and rig sites located on the western side of the Atlantic Ocean primarily off the coasts of the United States, Mexico and Brazil, and within the Gulf of Mexico, but excluding land rigs and other land-based sites in North America.

RIGNET, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009—(CONTINUED)

•	U.S. Land. Our U.S. land segment provides remote communications services for drilling rigs and production facilities located onshore in North America. Our U.S. land segment services are performed out of our Louisiana based office for customers and rig sites located in the continental United States.

Corporate and eliminations primarily represents unallocated corporate office activities, derivative valuation adjustments, interest expenses, income taxes and eliminations.

The Company’s business segment information as of and for the nine months ended September 30, 2010 and 2009 is as follows:

	Nine Months Ended September 30, 2010
	Eastern	Western		Corporate and	Consolidated
	Hemisphere	Hemisphere	U.S. Land	Eliminations	Total
	(in thousands)

Total revenue	$45,979	$13,980	$8,971	$(326)	$68,604
Total expenses	29,528	11,209	9,223	10,065	60,025
Interest expense	—	10	54	1,110	1,174
Other income (expense)	(356)	(397)	17	91	(645)
Income tax expense	—	—	—	4,953	4,953
Net income (loss)	16,095	2,363	(289)	(28,746)	(10,577)
Total assets	43,220	52,588	25,213	(27,842)	93,179
Capital expenditures	4,734	3,818	446	62	9,060

	Nine Months Ended September 30, 2009
	Eastern	Western		Corporate and	Consolidated
	Hemisphere	Hemisphere	U.S. Land	Eliminations	Total
	(in thousands)

Total revenue	$45,835	$8,030	$7,617	$(611)	$60,871
Total expenses	26,766	6,369	11,808	6,523	51,466
Interest expense	264	—	406	3,968	4,638
Other income (expense)	48	63	41	34	186
Income tax expense	—	—	—	3,863	3,863
Net income (loss)	18,432	1,723	(4,134)	(28,796)	(12,775)
Capital expenditures	2,239	4,132	22	101	6,494

The Company provides customers with two primary product lines; onshore communications and offshore communications. Onshore communication products are represented by the U.S. land segment. The majority of the eastern hemisphere segment and western hemisphere segment operations relates to offshore communication products primarily provided to jackup, semi-submersible and drillship rigs.

RIGNET, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009—(CONTINUED)

For the nine months ended September 30, 2010 and 2009, the Company earned revenue from both our domestic and international operations as follows:

	Nine Months Ended
	September 30,
	2010	2009
	(in thousands)

Domestic	$18,944	$12,350
International	49,660	48,521

Total	$68,604	$60,871

Note 12 —	Related Party Transactions

One of our directors is the president and chief executive officer of a drilling corporation. Revenue recognized for the nine months ended September 30, 2010 was $0.4 million for services performed by us in the ordinary course of business. Revenue from this corporation was not material for the nine months ended September 30, 2009.

Note 13 —	Subsequent Events

In the preparation of its consolidated financial statements, the Company considered subsequent events through November 28, 2010, which was the date the Company’s consolidated financial statements were issued.

On November 9, 2010, the Company amended its term loan providing for a draw feature under which the Company can borrow up to an additional $5.5 million to be used solely for purchases of equipment. The advance period commenced on November 9, 2010 and ends on May 9, 2011. Under the terms of the amendment, the Company can draw 75% of the cost of the equipment from the bank with 25% being funded from available cash and cash equivalents. As of November 24, 2010, the Company had borrowed $1.1 million pursuant to this draw feature.

On November 24, 2010, the Company affected a 4-to-1 reverse stock split of the Company’s commons stock. The consolidated financial statements as of December 31, 2009 and 2008 and the nine months ended September 30, 2010 and 2009 give retroactive effect to the reverse stock split.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

Until          , 2010, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

RigNet, Inc.

5,000,000 Shares

Common Stock

Deutsche Bank Securities

Jefferies & Company

Oppenheimer & Co.

Simm	ons & Company International

Prospectus

          , 2010

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth the expenses, other than the underwriting discounts and commissions, all of which are payable by the Registrant in connection with the sale and distribution of the common stock being registered hereby, including the shares being offered for sale by the selling stockholders. All amounts shown are estimates, except the Securities and Exchange Commission registration fee, FINRA filing fee and the NASDAQ Global Market listing fee.

Amount
to be Paid

SEC registration fee	$6,560
FINRA filing fee	9,700
NASDAQ Global Market listing fee	125,000
Legal fees and expenses	400,000
Accounting fees and expenses	525,000
Printing expenses	300,000
Transfer agent and registrar fees and expenses	50,000
Miscellaneous expenses	83,740

Total	$1,500,000

Item 14.	Indemnification of Directors and Officers

We are incorporated under the laws of the State of Delaware. Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers under certain circumstances and subject to certain limitations. The terms of Section 145 of the Delaware General Corporation Law are sufficiently broad to permit indemnification under some circumstances for liabilities, including reimbursement of expenses incurred, arising under the Securities Act.

As permitted by the Delaware General Corporation Law, our post-offering certificate of incorporation includes a provision that eliminates the personal liability of its directors for monetary damages for breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to the Registrant or its stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law regarding unlawful dividends, stock purchases and redemptions; or

•	for any transaction from which the director derived an improper personal benefit.

As permitted by the Delaware General Corporation Law, our post-offering bylaws, which will become effective upon the closing of this offering, provide that:

•	we are required to indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions where indemnification is not permitted by applicable law;

•	we are required to advance expenses, as incurred, to our directors and officers in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law; and

•	the rights conferred in the our post-offering bylaws are not exclusive.

In addition, we have entered and expect to enter into indemnity agreements with each of our current directors and officers. Each of our executive officers also has indemnification provisions in his employment agreement. These agreements provide for the indemnification of our executive officers and directors for all expenses and liabilities incurred in connection with any action or proceeding brought against them by reason of the fact that they are or were our agents. At present, there is no pending litigation or proceeding involving one of our directors, executive officers or employees regarding which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

We maintain directors’ and officers’ insurance to cover our directors and executive officers for specific liabilities, including coverage for public securities matters.

The indemnification provisions in our post-offering certificate of incorporation and post-offering bylaws and the indemnity agreements entered into between us and each of our directors and executive officers may be sufficiently broad to permit indemnification of our directors and executive officers for liabilities arising under the Securities Act.

Reference is also made to section 9 of the underwriting agreement in Exhibit 1.1 hereto, which provides for the indemnification by the underwriters of us and our executive officers, directors and controlling persons against certain liabilities, including liabilities arising under the Securities Act, in connection with matters specifically provided for in writing by the underwriters for inclusion in this Registration Statement.

See also the undertakings set out in response to Item 17 of this Registration Statement.

Reference is made to the following documents filed as exhibits to this Registration Statement regarding relevant indemnification provisions described above and elsewhere herein:

Exhibit Document	Number

Form of Underwriting Agreement	1.1
Form of Amended and Restated Certificate of Incorporation to be effective upon the closing of the offering	3.2
Form of Amended and Restated Bylaws to be effective upon the closing of the offering	3.4
Form of Indemnification Agreement entered into among us and our directors and executive officers	10.6

Item 15.	Recent Sales of Unregistered Securities

In the three years preceding the filing of this Registration Statement, we have issued the following securities that were not registered under the Securities Act:

In December 2008, we issued Series A Shareholder Notes for cash of $6.0 million. We also restructured previous shareholder notes, along with accrued and imputed interest of $2.5 million, into the Series B Shareholder Notes totaling $8.3 million. In May 2009, we repaid both the Series A and Series B Shareholder Notes. In conjunction with this financing, on December 31, 2008, we issued 375,000 warrants to purchase shares of our common stock at a price of $0.04 per share to the Series A holders and 343,750 warrants to purchase shares of our common stock at a price of $0.04 per share to the Series B holders.

The sales and issuances of securities above were determined to be exempt from registration under Section 4(2) of the Securities Act or Regulation D thereunder as transactions by an issuer not involving a public offering. The purchasers in such transactions were all accredited investors and represented their intention to acquire the securities for investment only and not with a view to or for resale in connection with any distribution thereof, and appropriate legends were affixed to the stock certificates and other instruments issued in such transactions. The sales of these securities were made without general solicitation or advertising, and there were no underwriters used in connection with the sale of these securities. All of the foregoing securities are deemed restricted securities for the purposes of the Securities Act.

From time to time we have granted common stock, restricted common stock, options and common stock upon the exercise of options to employees, directors and consultants in compliance with Rule 701. These grants are as follows:

•	On January 1, 2007, we issued options to purchase 303,500 shares of common stock to our employees, consultants and other service providers under our 2006 plan with an exercise price of $7.00 per share;

•	On May 1, 2007, we issued options to purchase 75,500 shares of common stock to our employees, consultants and other service providers under our 2006 plan with an exercise price of $8.32 per share;

•	On August 5, 2007, we issued options to purchase 25,000 shares of common stock to our employees, consultants and other service providers under our 2006 plan with an exercise price of $8.32 per share;

•	On September 25, 2007, we issued options to purchase 4,000 shares of common stock to our employees, consultants and other service providers under our 2006 plan with an exercise price of $8.32 per share;

•	On November 8, 2007, we issued options to purchase 36,250 shares of common stock to our employees, consultants and other service providers under our 2006 plan with an exercise price of $11.00 per share;

•	On December 19, 2007, we issued options to purchase 6,250 shares of common stock to our employees, consultants and other service providers under our 2006 plan with an exercise price of $11.00 per share;

•	On January 1, 2008, we issued options to purchase 113,750 shares of common stock to our employees, consultants and other service providers under our 2006 plan with an exercise price of $9.64 per share;

•	On March 26, 2008, we issued options to purchase 12,500 shares of common stock to our employees, consultants and other service providers under our 2006 plan with an exercise price of $9.64 per share;

•	On July 1, 2008, we issued options to purchase 2,500 shares of common stock to our employees, consultants and other service providers under our 2006 plan with an exercise price of $12.00 per share;

•	On July 27, 2008, we issued options to purchase 3,750 shares of common stock to our employees, consultants and other service providers under our 2006 plan with an exercise price of $12.00 per share;

•	On January 1, 2009, we issued options to purchase 122,500 shares of common stock to our employees, consultants and other service providers under our 2006 plan with an exercise price of $5.32 per share;

•	On May 21, 2009, we issued options to purchase 4,375 shares of common stock to our employees, consultants and other service providers under our 2006 plan with an exercise price of $5.32 per share;

•	On June 23, 2009, we issued options to purchase 2,500 shares of common stock to our employees, consultants and other service providers under our 2006 plan with an exercise price of $5.32 per share;

•	On August 19, 2009, we issued options to purchase 57,500 shares of common stock to our employees, consultants and other service providers under our 2006 plan with an exercise price of $5.32 per share;

•	On November 4, 2009, we issued options to purchase 7,500 shares of common stock to our employees, consultants and other service providers under our 2006 plan with an exercise price of $5.32 per share; and

•	On January 1, 2010, we issued options to purchase 136,250 shares of common stock to our employees, consultants and other service providers under our 2006 plan with an exercise price of $8.48 per share.

Since January 1, 2007 through September 30, 2010, options have been exercised to acquire 79,869 shares of common stock at a weighted average exercise price of $2.76 per share.

The sales and issuances of securities listed above were deemed to be exempt from registration under the Securities Act by virtue of Rule 701 promulgated under Section 3(b) of the Securities Act as transactions pursuant to compensation benefits plans and contracts relating to compensation. All of the foregoing securities are deemed restricted securities for the purposes of the Securities Act.

Item 16.	Exhibits and Financial Statement Schedules

(A)	Exhibits

Index to Exhibits

1.1		Form of Underwriting Agreement
1.2		Form of Lock-up Agreement (filed as an attachment to Exhibit 1.1)
3.1		Amended and Restated Certificate of Incorporation dated as of July 11, 2007, as amended and currently in effect
3	.2*	Amended and Restated Certificate of Incorporation, to be effective upon the closing of the offering
3	.3*	Bylaws dated as of July 6, 2004, as currently in effect
3	.4*	Form of Amended and Restated Bylaws, to be effective upon the closing of the offering
4.1		Specimen certificate evidencing common stock
4	.2*	Registration Rights Agreement dated effective as of June 20, 2005 among the Registrant and the holders of our preferred stock party thereto
5.1		Opinion of Fulbright & Jaworski L.L.P.
10	.1+*	2006 Long-Term Incentive Plan
10	.2+*	2010 Omnibus Incentive Plan
10	.3+*	Form of Option Award Agreement under the 2006 Plan
10	.4+*	Form of Incentive Stock Option Award Agreement under the 2010 Plan
10	.5+*	Form of Nonqualified Stock Option Award Agreement under the 2010 Plan
10	.6*	Form of Indemnification Agreement entered into with each director and executive officer
10	.7+*	Employment Agreement between the Registrant and Mark Slaughter dated August 15, 2007, as amended
10	.8+*	Employment Agreement between the Registrant and Martin Jimmerson dated August 15, 2007, as amended
10	.9+*	Employment Agreement between the RigNet AS and Lars Eliassen dated June 1, 2010, as amended
10	.10*	Lease Agreement between RigNet Inc., a Texas corporation, and KWI Ashford Westchase Buildings, L.P. dated as of June 17, 2003, as amended
10	.11*	Credit Agreement dated as of May 29, 2009 among RigNet, Inc., Bank of America Bank N.A., as administrative agent, and the lenders party thereto

Index to Exhibits

10	.12*	First Amendment to Credit Agreement dated as of June 10, 2010 among RigNet, Inc., Bank of America, N.A., as administrative agent, and the lenders party thereto
10	.13*	Second Amendment to Credit Agreement dated as of August 19, 2010 among RigNet, Inc., Bank of America, N.A., as administrative agent, and the lenders party thereto
10	.14*	Employment Agreement between the Registrant and William Sutton dated May 18, 2010, as amended
10	.15*	Employment Agreement between the Registrant and Hector Maytorena dated May 18, 2010, as amended
10	.16*	Third Amendment to Credit Agreement dated as of November 9, 2010 among RigNet, Inc., Bank of America, N.A., as administrative agent, and the lenders party thereto
21	.1*	Subsidiaries of the Registrant
23.1		Consent of Deloitte & Touche LLP, independent registered public accounting firm
23.2		Consent of Fulbright & Jaworski L.L.P. (included in Exhibit 5.1)
24	.1*	Power of Attorney (included on signature page of the initial filing of this Registration Statement on October 1, 2010)
99	.1*	Consent of ODS Petrodata, Inc. dated November 12, 2010
99	.2*	Consent of Spears & Associates, Inc. dated November 12, 2010
99	.3*	Consent of International Energy Agency dated June 29, 2010
99	.4*	Consent of Mark B. Slaughter as a nominee for directorship
99	.5*	Consent of James H. Browning as a nominee for directorship
99	.6*	Consent of Kevin J. O’Hara as a nominee for directorship
99	.7*	Consent of Keith Olsen as a nominee for directorship
99	.8*	Consent of Brent K. Whittington as a nominee for directorship

*	Previously filed.

+	Indicates management contract or compensatory plan.

(B)	Financial Statement Schedule

All schedules have been omitted because the information required to be presented in them is not applicable or is shown in the financial statements or related notes.

Item 17.	Undertakings

The undersigned hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the DGCL, our Certificate of Incorporation or our Bylaws, the underwriting agreement or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by one of our directors, officers, or controlling persons in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

We hereby undertake that:

•	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by us pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

•	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Houston, Texas, on November 29, 2010.

RigNet, Inc.

By:	/s/ MARK B. SLAUGHTER
Mark B. Slaughter
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ MARK B. SLAUGHTER Mark B. Slaughter	Chief Executive Officer (Principal Executive Officer) and Director Nominee	November 29, 2010

/s/ MARTIN L. JIMMERSON, JR. Martin L. Jimmerson, Jr.	Chief Financial Officer (Principal Financial and Accounting Officer)	November 29, 2010

/s/ THOMAS M. MATTHEWS Thomas M. Matthews	Chairman of the Board	November 29, 2010

/s/ CHARLES L. DAVIS IV Charles L. Davis IV	Director	November 29, 2010

/s/ OMAR KULBRANDSTAD Omar Kulbrandstad	Director	November 29, 2010

/s/ KEVIN A. NEVEU Kevin A. Neveu	Director	November 29, 2010

/s/ DIRK W. McDERMOTT Dirk W. McDermott	Director	November 29, 2010

/s/ ØRJAN SVANEVIK Ørjan Svanevik	Director	November 29, 2010

INDEX TO EXHIBITS

1.1		Form of Underwriting Agreement
1.2		Form of Lock-up Agreement (filed as an attachment to Exhibit 1.1)
3.1		Amended and Restated Certificate of Incorporation dated as of July 11, 2007, as amended and currently in effect
3	.2*	Amended and Restated Certificate of Incorporation, to be effective upon the closing of the offering
3	.3*	Bylaws dated as of July 6, 2004, as currently in effect
3	.4*	Form of Amended and Restated Bylaws, to be effective upon the closing of the offering
4.1		Specimen certificate evidencing common stock
4	.2*	Registration Rights Agreement dated effective as of June 20, 2005 among the Registrant and the holders of our preferred stock party thereto
5.1		Opinion of Fulbright & Jaworski L.L.P.
10	.1+*	2006 Long-Term Incentive Plan
10	.2+*	2010 Omnibus Incentive Plan
10	.3+*	Form of Option Award Agreement under the 2006 Plan
10	.4+*	Form of Incentive Stock Option Award Agreement under the 2010 Plan
10	.5+*	Form of Nonqualified Stock Option Award Agreement under the 2010 Plan
10	.6*	Form of Indemnification Agreement entered into with each director and executive officer
10	.7+*	Employment Agreement between the Registrant and Mark Slaughter dated August 15, 2007, as amended
10	.8+*	Employment Agreement between the Registrant and Martin Jimmerson dated August 15, 2007, as amended
10	.9+*	Employment Agreement between the RigNet AS and Lars Eliassen dated June 1, 2010, as amended
10	.10*	Lease Agreement between RigNet Inc., a Texas corporation, and KWI Ashford Westchase Buildings, L.P. dated as of June 17, 2003, as amended
10	.11*	Credit Agreement dated as of May 29, 2009 among RigNet, Inc., Bank of America Bank N.A., as administrative agent, and the lenders party thereto
10	.12*	First Amendment to Credit Agreement dated as of June 10, 2010 among RigNet, Inc., Bank of America, N.A., as administrative agent, and the lenders party thereto
10	.13*	Second Amendment to Credit Agreement dated as of August 19, 2010 among RigNet, Inc., Bank of America, N.A., as administrative agent, and the lenders party thereto
10	.14*	Employment Agreement between the Registrant and William Sutton dated May 18, 2010, as amended
10	.15*	Employment Agreement between the Registrant and Hector Maytorena dated May 18, 2010, as amended
10	.16*	Third Amendment to Credit Agreement dated as of November 9, 2010 among RigNet, Inc., Bank of America, N.A., as administrative agent, and the lenders party thereto
21	.1*	Subsidiaries of the Registrant
23.1		Consent of Deloitte & Touche LLP, independent registered public accounting firm
23.2		Consent of Fulbright & Jaworski L.L.P. (included in Exhibit 5.1)
24	.1*	Power of Attorney (included on signature page of the initial filing of this Registration Statement on October 1, 2010)
99	.1*	Consent of ODS Petrodata, Inc. dated November 12, 2010
99	.2*	Consent of Spears & Associates, Inc. dated November 12, 2010
99	.3*	Consent of International Energy Agency dated June 29, 2010

99	.4*	Consent of Mark B. Slaughter as a nominee for directorship
99	.5*	Consent of James H. Browning as a nominee for directorship
99	.6*	Consent of Kevin J. O’Hara as a nominee for directorship
99	.7*	Consent of Keith Olsen as a nominee for directorship
99	.8*	Consent of Brent K. Whittington as a nominee for directorship

*	Previously filed.

+	Indicates management contract or compensatory plan.